As confidentially submitted to the Securities and Exchange Commission on August 24, 2021.

This Amendment No. 1 to the confidential draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AvidXchange Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7372	86-3391192
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1210 AvidXchange Lane

Charlotte, NC 28206

(800) 560-9305

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Praeger

Chief Executive Officer

AvidXchange Holdings, Inc.

1210 AvidXchange Lane

Charlotte, NC 28206

(800) 560-9305

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Teri E. O’Brien Brandon J. Bortner Paul Hastings LLP 200 Park Avenue New York, NY 10066 (212) 318-6000	Ryan Stahl General Counsel, Senior Vice President AvidXchange Holdings, Inc. 1210 AvidXchange Lane Charlotte, NC 28206 (800) 560-9305	Eric Jensen Matthew Dubofsky David Ambler Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 under the Securities Exchange Act of 1934:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.001 per share	$	$

(1)	The proposed maximum aggregate offering price includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale are not permitted.

SUBJECT TO COMPLETION, DATED                 , 2021

Shares

Common Stock

This is an initial public offering of common stock of AvidXchange Holdings, Inc. We are offering                 shares of our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $        and $        per share. We intend to apply to list our common stock on the Nasdaq Global Select Market, or Nasdaq, under the symbol “AVDX.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we intend to comply with reduced disclosure and regulatory requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 31.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to AvidXchange Holdings, Inc., before expenses	$	$

(1)	See “Underwriting” for a description of compensation payable to the underwriters and estimated offering expenses.

We have granted the underwriters the right to purchase up to an additional                shares of common stock at the initial public offering price less the underwriting discounts and commissions within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2021

Goldman Sachs & Co. LLC	J.P. Morgan

BofA Securities	Barclays

Credit Suisse	KeyBanc Capital Markets	Deutsche Bank Securities

Nomura	Fifth Third Securities

Prospectus dated                 , 2021.

ooavidxchangeM Transforming how middle-market businesses receive, · manage and pay their bills.

x avidxchange 7,000 700,000 Buyers in 2020 Suppliers in 2020 53 Million 210 Transactions Integrations in 2020 processed in 2020

x avidxchange AP AND PAYMENTS AUTOMATION FOR THE MIDDLE MARKET Two-sided network serving both buyer and supplier customers Buyers submit invoices to Avidxchange Buyers approve invoices 1 2 3 Accounting system integration 4 Buyers approve payments 6 Payments issued through AvidPay Network 6 Payment executed according to supplier preference • 7,000 buyers in 2020 • 700,000 suppliers in 2020 • ~53 million transactions processed in 2020 • 210 integrations in 2020 SUPPLIER avidxchange™

"It's fantastic to be able to find anything that I'm looking for no matter where I am. If I am out on a job site, I can access it on my phone or at home I can sign in because it's web based. I don't have to be sitting at my desk. I don't have to wait for the emails to be printed, put in folders and coded. **AvidXchange** has just made things so much faster and smoother.

Maggie Josephson
Office Manager/Accountant at Ridgeline Construction Group, Inc

"I used to sign 800 to 1,000 checks, and now it's less than 20 or so a month. Had we not implemented AvidPay, I don't know what we would have done.

Todd Gorelick
Managing Partner at Gorelick Brothers Capital, LLC

"AvidXchange is perfect for both saving on labor and saving on time. They work directly with my vendors on setting up the payment that the vendor wishes to receive—they take that piece off my plate entirely. Getting vendors paid promptly makes everybody happy.

Andrea Glassberg
Accountant at Insite Properties, LLC

00 avidxchangeM Transforming how middle-market businesses receive, manage and pay their bills.

Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, the information contained in this prospectus or in any free-writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the shares of common stock offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock offered hereby.

Neither we nor any of the underwriters have taken any action that would permit a public offering of the shares of common stock outside the U.S. or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the U.S. Persons outside the U.S. who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of the prospectus outside the U.S.

Until                 , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Basis of Presentation

Unless otherwise indicated or the context otherwise requires, financial data included, or incorporated by reference, in this prospectus reflects the business and operations of AvidXchange, Inc. and its consolidated subsidiaries. Until July 9, 2021, we operated through AvidXchange, Inc., which is now a wholly-owned subsidiary of AvidXchange Holdings, Inc. Following a reorganization, AvidXchange, Inc. merged into a wholly owned subsidiary of AvidXchange Holdings, Inc. and stockholders of AvidXchange, Inc. received identical shares in a 1:1 ratio of AvidXchange Holdings, Inc. in exchange for their shares of AvidXchange, Inc. AvidXchange Holdings, Inc. currently holds no assets other than the stock of AvidXchange, Inc., and conducts no separate operations. We currently use a calendar year fiscal year, with our fiscal year ending each year on December 31. Throughout this prospectus, all references to quarters and years are to our fiscal quarters and fiscal years, respectively, unless otherwise noted.

About This Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “AvidXchange,” and “our company” refer to AvidXchange, Inc. prior to our reorganization, and to AvidXchange Holdings, Inc. and its consolidated subsidiaries following the reorganization.

Trademarks

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Some of our trademarks and service marks include: AvidXchange, AvidPay Network, AvidPay Direct, AvidInvoice, BankTEL Ascend, Avid for NetSuite, Strongroom Payables Lockbox and Timberscan. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ™ or ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Market, Ranking and Other Industry Data

In this prospectus, we refer to information regarding market data obtained from internal sources, market research, publicly available information, and industry publications. Estimates are inherently uncertain, involve risks and uncertainties, and are subject to change based on various factors, including those discussed in the sections of this prospectus titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” We believe that these sources and estimates are reliable as of the date of this prospectus but have not independently verified them and cannot guarantee their accuracy or completeness. See “Market and Industry Data” for more information.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to purchase our common stock in this offering. You should read the entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. See “About This Prospectus.”

Mission

Our mission is to transform how middle market businesses receive, manage and pay their bills.

Overview

We are a leading provider of accounts payable, or AP, automation software and payment solutions for middle market businesses and their suppliers. Our software-as-a-service, or SaaS, -based, end-to-end software and payment platform digitizes and automates the AP workflows for more than 7,000 businesses (our buyers) and we have made payments to more than 700,000 supplier customers of our buyers (suppliers) over the past five years. While acquiring new and retaining existing relationships with buyers and suppliers are important to our business, the growth of our business is ultimately dependent upon the number of transactions we process, as well as our total payment volume. We developed our technology platform through years of working to solve our buyers’ unique middle market workflow challenges. Leveraging our deep domain expertise, we purpose-built a powerful two-sided network that connects buyers and suppliers, drives digital transformation, increases efficiency and accuracy in AP workflows, accelerates payments, enables insight into critical analytics, and lowers operating costs for our buyers.

The majority of businesses continue to operate paper-intensive back offices, particularly in their AP workflows. According to a study by the Association of Finance Professionals, 42% of business-to-business, or B2B, payment volumes in the U.S. are executed with paper checks. These manual payment methods are accompanied by complicated and labor-intensive steps to process invoices that are slow, expensive and vulnerable to error and fraud.

While solutions have been developed to address this friction, they are predominantly suited for larger enterprises and small to medium size businesses, or SMB. Larger enterprises can purchase expensive and highly sophisticated tools because they have the financial resources and talent base to support these systems. Meanwhile, SMBs more often utilize one-size-fits-all solutions that address simplistic or single-step workflows in less sophisticated business environments.

The middle market, however, remains underserved. We define middle market businesses primarily as companies with between $5 million and $1 billion in annual revenue. They have high invoice throughput, complex AP workflows and general ledger coding that are too sophisticated for the solutions typically utilized by SMBs. However, middle market businesses also operate at a smaller scale than the typical enterprise, which makes the more complicated enterprise solutions cost-prohibitive and difficult to implement. Additionally, the technology landscape for the middle market is highly fragmented and siloed, requiring a flexible technology stack that integrates with multiple software providers to automate workflows.

We built our business to solve this gap for the middle market and believe we have become a uniquely strategic platform for our customers’ CFOs, treasurers and finance teams by digitally transforming how they receive, manage and pay their bills. Supported by deep integrations to our customers’ middle market oriented accounting and information systems, our platform automates the end-to-end AP workflows for our buyers and enhances the payment experience for our suppliers through the following products and features:

•

AP Automation Software: We have developed a SaaS-based solution automating and digitizing the capture, review, approval and payment of invoices for our buyers. Our omni-channel ingestion engine provides unique, vertical-specific front-end software tools that streamline AP workflows for our buyers. We digitally capture invoices from suppliers and apply the buyer’s specific business rules to enable them to begin processing the invoice, extract and utilize transaction data from the invoice to enhance and configure the approval workflows, and manage the entire AP process through the payment of the invoice.

•

The AvidPay Network: Our two-sided payments network connects our buyers with their suppliers, enabling invoice payments on behalf of a buyer and according to the supplier’s business rules, payment preferences and remittance data. We support a variety of payment methods depending on the supplier’s preference, including virtual commercial card, or VCC, enhanced ACH (our AvidPay Direct) and physical check, while delivering rich remittance data to streamline the reconciliation process.

•

Cash Flow Manager: We provide cash management solutions to our supplier network, including tools that provide a comprehensive view of invoices and an accelerator feature (our Invoice Accelerator). These additional features, and others in our product pipeline, allow us to both monetize and increase engagement on our two-sided payments network.

As indicated above, we serve over 7,000 buyers and have made payments to over 700,000 suppliers over the past five years. We do not have significant customer concentration in our business, with no single customer contributing more than 6% of 2020 revenue and with our top 10 customers contributing less than 15% of revenue in 2020 as well as the first six months of 2020 and 2021. Our customers operate across a variety of verticals in which we have deep domain expertise, including real estate, homeowners associations, or HOA, construction, financial services (including banks and credit unions), healthcare facilities, social services, education, and media. In 2020, we processed approximately 53 million transactions representing over $145 billion in spend under management across our platform and, of that, moved $38 billion in total payment volume from our buyers to their suppliers. Spend under management represents the sum of (i) the aggregate dollar amount of payments processed by us, plus (ii) the aggregate dollar amount represented by the total number of invoices processed by us, in each case, during the specified period. As described in more detail in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we generate revenue from each transaction processed on a per transaction basis and earn interchange revenue from a portion of the total payment volume.

Our two-sided AvidPay Network of buyers and suppliers drives a powerful flywheel. We believe that by delivering a world-class AP automation experience, we attract more buyers and increase the number of transactions processed through our system. We also leverage our direct connections to our supplier network to increase penetration of electronic payments, which attracts more suppliers to our network. We capture more data from these additional transactions and e-payments that we use to continuously improve our AP automation experience, drawing more buyers, suppliers and, as a result, more transactions to our platform, which continues to fuel our organic growth. As we add more buyers to the AvidPay Network, both buyers and their suppliers benefit from our current network density which drives electronic payment adoption. In addition, new buyers bring new suppliers, thereby enabling us to continuously add more suppliers to the AvidPay Network and accelerating the flywheel of growth depicted below.

We sell our solutions through a hybrid go-to-market strategy that includes direct and indirect channels. Our direct sales force leverages their deep domain expertise in select verticals and over 120 referral relationships with integrated software providers, financial institutions and other partners to identify and attract buyers that would benefit from our AP software solutions and the AvidPay Network. Our indirect channel includes reseller partners and other strategic partnerships such as Mastercard, through MasterCard’s B2B Hub, which includes Fifth Third Bank and Bank of America, and other financial institutions, such as KeyBank, and third-party software providers such as MRI Software, RealPage and SAP Concur. Our referral and indirect channel partnerships provide us greater reach across the market to access a variety of buyers.

We have achieved significant growth through our recurring revenue business model, which gives us visibility into future periods and which is leading to increasing gross margins as we grow our revenue base. We generated revenue of $149.6 million in 2019 and $185.9 million in 2020, representing year-over-year growth of 24.3%. Our gross profit was $62.6 million in 2019 and $85.1 million in 2020, resulting in gross margin of 41.9% in 2019 and 45.8% in 2020. Our Non-GAAP gross profit was $78.6 million in 2019 and $102.3 million in 2020, resulting in Non-GAAP gross margin of 52.5% in 2019 and 55.0% in 2020. Our net loss was $93.5 million in 2019 and $102.9 million in 2020, and we have generated a net loss of more than $489.0 million since inception. See the section titled “Summary Consolidated

Financial and Other Data — Key Performance Indicators and Non-GAAP Measures” for a discussion of the limitations of Adjusted EBITDA, Non-GAAP gross profit and Non-GAAP gross margin and reconciliations of these non-GAAP measures to the most comparable GAAP measures for the periods presented.

Our Industry

Our industry is a significant and growing market, which is defined by the following key factors and trends:

•

Legacy B2B Payments are complicated and inefficient: Unlike the world of consumer payments, B2B payments require a set of complex workflows, accounting system integrations and processes centered on the purchase order or invoice. These involve rigorous payment approval processes and a payment generally initiated from and integrated to various accounting systems. Approximately 42% of U.S. B2B payment volume is still paid using paper checks which may require some form of manual intervention, taking time and resources to resolve. The labor and direct costs associated with these manual processes are expensive and time intensive, creating significant challenges and inefficiencies to those that are not able to digitize and automate these workflows.

•

Middle market businesses face unique challenges: Middle market businesses face unique challenges with respect to their AP processes. The middle market features hundreds of accounting systems and integrations that support various vertical and sub-industries, resulting in a multitude of complex and highly specific business, accounting and compliance requirements. Furthermore, costs related to these complex AP workflows are a significant component of middle market companies’ administrative expenses. These businesses are increasingly required to turn to automated cloud-based AP automation and B2B payment solutions to unlock substantial cost savings and create more operational efficiencies within their organizations.

•

Middle market businesses and their suppliers are largely ignored by existing solutions: We believe middle market businesses and their suppliers are vastly underserved by existing financial software solutions. While a few key providers serve each of the larger enterprise buyers and the SMB buyers segment, middle market businesses are largely served by a highly fragmented market of vertical focused enterprise resource planning, or ERP, and software solutions. This fragmentation has led to hundreds of accounting systems available in the middle market today. Additionally, we believe that close to half of the market representing suppliers of our buyers is currently underserved by available offerings.

•

Generational shift in technology adoption: As the next generation of accounting and finance leaders hail from an era of digital consumer finance transformation, there will be an increasing demand for digitization, data and technological efficiency added to standard business workflows. Today, the average newly hired CFO is over 49 years old, but we believe that the average CFO will be a digitally native millennial by the 2030s. Furthermore, the growing importance of data requires businesses to adopt platforms that provide real-time visibility, analytics and insights to inform better, more informed decision making. This next generation of leaders are driving the demand for technological advances in their companies and leading the outreach for solutions such as AvidXchange.

The COVID-19 pandemic highlighted and accelerated the need for dynamic, cloud-based solutions that are able to be utilized anytime and anywhere. The critical need for business continuity was even more pronounced during the shift to remote work environments and through the U.S. mail disruption. Businesses need to be able to receive invoices, pay bills and seamlessly run their businesses no matter what external factors may occur. Digital solutions offer a more secure, reliable, and flexible solution to legacy manual processes.

Our Market Opportunity

The B2B payments market is rapidly evolving and represents a significant opportunity for digital transformation. According to a 2018 Mastercard report, North American companies make approximately $25 trillion of B2B payments annually. Despite their intrinsic process inefficiencies and high costs, paper checks still comprise 42% of all B2B payments in the U.S. In response to this large volume of inefficient processes, the market is undergoing a transformation. A recent study from PYMNTS.com found that 46% of AP professionals would like to implement digital AP automation solutions while a separate MarketsandMarkets study expects the AP automation market to grow 11% annually by 2024.

We believe these market inefficiencies and current trends present a large and growing opportunity for our business. We believe based on our analysis that our current addressable market includes approximately 435,000 U.S. middle market businesses, and represents a significant and underserved revenue opportunity for future growth. We define this opportunity set as businesses with primarily between $5 million and $1 billion in annual revenue or those that manage and aggregate large volumes of AP within our defined verticals. As companies continue to automate complex AP workflows and replace paper checks with alternative electronic payment methods such as VCCs and proprietary electronic payment methods, we estimate more than $20 billion in addressable annual revenue opportunities across both AP automation solutions and B2B payment transactions based on our average revenue per core customer (that is, those customers who subscribe to our services other than only to our Create-a-Check product) during the year ended December 31, 2020.

In addition to providing B2B payments, we believe we can become a strategic cornerstone of our suppliers’ finance organizations to better manage expenses and cash flow. We believe that there is a large unmet need in supplier invoice finance, with close to half of the market underserved. Our solutions help suppliers accelerate invoices for early payment, manage supplier payment preferences, and forecast future cash flows. We believe that the total addressable market opportunity for these solutions represents more than $20 billion in additional whitespace opportunity, bringing our total addressable market to north of $40 billion.

Our Solution and Key Strengths

We transform the way AP works for the middle market. Our platform was purpose-built for the middle market since we wrote our first line of code, based on our desire to deal with the business process complexities of our initial customers. Our intuitive user interfaces are an entry point to a broader user experience emphasizing visibility and control. The SaaS-based technical underlayer drives digital transformation and provides the scalability to grow with our buyers. At the same time, we deliver innovative solutions to our buyers, giving them access to the advanced features needed to transform their AP processes. In addition to horizontal offerings, we have a range of sophisticated vertical specific software offerings, including AvidInvoice, AvidBuy, AvidPay, AvidUtility, BankTEL Ascend, Avid for NetSuite, Strongroom Payables Lockbox, Timberscan and Titanium among other offerings. In 2020, we processed approximately 53 million transactions with over $145 billion in spend under management across our platform.

Product Overview

•

AP Automation Software: Our SaaS-based AP automation products simplify and streamline the end-to-end payables workflows beginning with the ingestion of the invoice by the buyer, continuing through the approval and review stages and ending with the payment of the invoice. Our AP automation software provides vertical-specific platforms that are designed to address the intricacies of the business challenges facing each of our core verticals. Throughout this process, our solutions integrate into and synchronize with accounting systems to ensure reporting and reconciliation occur timely and accurately.

The first step in the life of many invoices is the purchase of a good or service. Our AP software solutions provide buyers the ability to create and then approve purchase orders.

Once an invoice has been created by a supplier, it is then forwarded through the approval process automatically based on a buyer’s business rules, with disputed invoices separated for review, and standard approval invoices easily approved by a buyer and sent on in the system for payment.

The inbox is where the invoice data gets indexed into the system to allow for proper audit trails and reconciliations.

•

The AvidPay Network: One of our core innovations is our two-sided payments network connecting our buyers with their suppliers. We support a variety of fast and efficient payment methods for our suppliers, including electronic payments by VCC and ACH, and check, and deliver robust remittance data to streamline the reconciliation process with the supplier’s accounting systems.

•

Cash Flow Manager: We provide cash management solutions to our supplier network that include tools providing a comprehensive view of invoices and an accelerator feature. For example, we offer Cash Flow Manager, which provides suppliers with visibility and access to their outstanding invoices, and Invoice Accelerator, which allows eligible invoices to be paid prior to their due date.

Our products are supported by the following technical and business platform capabilities.

Technical Platform Capabilities

•

Cloud Based: Our technology infrastructure is built upon a hybrid cloud, which we are currently migrating from private to public hosting. This supports a scalable architecture that underpins our growth strategy.

•

Velocity of Innovation: We are continuing to develop a microservices architecture as well as capabilities around continuous integration and delivery. This allows us to compress development cycles and release multiple feature updates per quarter versus quarterly or even annual cycles observed among legacy providers.

•

Flexibility: We offer over 210 integrations with different accounting systems, ensuring our customers have the flexibility to integrate with the fragmented universe of software solutions that defines the middle market technology landscape.

Business Platform Capabilities

•	Procurement and Order Management: Allows buyers to order and ensure appropriate delivery of purchased items, including requisition, purchase order, receipt management, and other related features.

•	Invoice: Provides capabilities to ingest, standardize, centralize, and publish invoices.

•

Payment: Provides straight through processing for payments to advance the customer experience by bridging the gap between front-end customer touchpoints and back-end payment execution while reducing customer cost.

•

Customer: Provides capabilities to unify and make customer entities and their related entities visible, manageable, and searchable. This enables other platform domains to associate transactions, interactions, and other relevant metadata to the AvidXchange unified customer record for operations, analysis, and customer experiences.

•

Integration Enablement: Centralized, configurable and extensible engine allowing the critical, bi-directional flow of data between customers’ financial systems, partners, and the broader AvidXchange ecosystem of services.

•	Accounting: Allows management of common accounting objects such as codes, dimensions, legal entities, budgets, and other accounting elements essential to procurement and payment.

•	Document Line Items: Allows AvidXchange buyers to properly account for purchases by tracking individual items and their costs in requisitions, purchase orders, invoices, and receipts.

•

Intelligent Data Capture: Combines character recognition technology, Artificial Intelligence, or AI, based data extraction and stored customer business rules to automatically insert ingested invoices into customer approval workflows. This expedites document delivery and processing and automates manual processes that burden our customers.

•

Workflow: Provides business automation capabilities and allows AvidXchange buyers the ability to create configurable business rules and sequences of operations for processing of objects found in the AvidXchange ecosystem.

•

Analytics & Business Intelligence: Enables AI/Machine Learning, or ML, capabilities throughout AvidXchange’s platforms and products, reducing operational costs through the power of automation at scale.

Benefits to our Buyers

•

Accelerate Digital Transformation: We enable middle market buyers to fully digitize their mission-critical AP workflows from invoice ingestion to payment. For example, by applying business rules configurable to each company to document ingestion, our intelligent data capture automates acceptance of invoices and seamlessly inserts them into the AP workflows and approval process. By automating these processes, our platform reduces human-error, speeds approvals and ensures businesses have more transparency on their cash flow.

•

Enhanced Visibility and Control: We empower our buyers to control each step of their AP workflows through flexible software that can be self-tailored to fit their unique business and process logic. This ensures that each of our buyers can impose the appropriate level of reviews and approvals to support the required internal controls of their customers.

•

Reduced Cost Burden: Eliminating manual reviews and intervention allows our buyers to realize significant savings. We estimate the total cost of processing a paper invoice is approximately $19.00 across the paper invoice and paper check payment. We believe that automating these processes reduces that cost by over 60%, while also improving the accuracy of reporting and reconciliation.

•	Advanced Risk Management: Our software platform and data enables risk mitigation for our buyers and suppliers. According to the 2019 AFP Payments Fraud and Control Survey, 82% of organizations reported fraud incidents in 2018, and 43% experienced direct financial loss as a result. Our SaaS automation software coupled with our depth of buyer business logic better empowers our buyers to detect and prevent fraudulent attacks through paper and digital means. In addition, in order to ensure we can move money on our buyers’ behalf safely, securely and with transparency, we have become a licensed money transmitter in the U.S.

•

Manage Supplier Relationships: We enable buyers to manage and maintain strong supplier relationships. In addition to enabling payments to be made on time, we maintain supplier payment preferences that buyers need in order to make payments. By digitizing this information to facilitate payments made on our network, we streamline buyer and supplier engagement, helping buyers build long-term supplier relationships that drives business growth.

Benefits to our Suppliers

•	Send invoices electronically: Enabling the digital transmittal of invoices saves our suppliers the time and cost associated with mailing paper invoices.

•

Receive payments faster: Suppliers who elect to receive payment via our VCC or AvidPay Direct product can expect delivery of each payment and related remittance information in as little as 24 hours. These rapid payment schemes enable suppliers to effectively manage their cash flows.

•

Data rich remittances: Along with the payment, we also deliver robust data files regarding the transaction, which enable suppliers to quickly and accurately update their back-end systems and facilitate their cash application and reconciliation process with limited manual data entry.

Go-To-Market

We have made significant investments in our sales and marketing organization, and we employ a hybrid go-to-market strategy utilizing both direct and indirect channels. Our go-to-market organization consists of over 600 employees supporting buyers and suppliers in our direct sales, marketing and relationship management teams and is a cornerstone of creating and maintaining trusted customer relationships.

Direct sales: Our buyer direct sales organization is aligned within key industry verticals where we have developed a specialized industry and product domain expertise, including: real estate, HOAs, construction, financial services (including banks and credit unions), healthcare facilities, social services, education, and media. The buyer-focused sales team takes a targeted approach to assess and attract clients that would benefit from our AP software solutions and the AvidPay Network. Our direct sales team manages our network of over 120 referral relationships with integrated software providers, financial institutions and other partners that refer AvidXchange’s solutions and services to their customer networks. Our target businesses generally have greater than $5 million in annual revenue and/or process at least 200 invoices or more than 100 payments per month.

Indirect channels: Our buyer indirect sales channel includes reseller partners and other strategic partnerships. Bank of America and Fifth Third Bank, through Mastercard’s branded “Mastercard B2B Hub,” and KeyBank resell AvidXchange’s software and services to their customers. Our strategic software and technology partners include brands such as MRI Software, RealPage, and SAP Concur, in addition to other non-strategic partners. These partnerships allow us to increase wallet share in existing markets and expand into adjacent markets.

We also have an extensive sales force of over 90 employees dedicated to executing our proprietary supplier engagement process and onboarding the vast number of suppliers that interact with our solutions and network. Our automated processes quickly detect anytime a payment is made to an out-of-network supplier, after which our dedicated teams quickly work to engage and onboard interested parties. Our active focus on supplier retention and enhancement of supplier-focused automated solutions continues to expand the overall network.

We intend to continue to invest in our sales and marketing capabilities to capitalize on our market opportunity.

Why We Win

Our customers choose us for the tangible value proposition our solutions offer. We believe we have several competitive advantages that drive our ability to leverage our first mover market position:

•

Built to solve the unique business challenges of the middle market: Since our inception, our solution has been purpose-built for the middle market. Our platform addresses enterprise level challenges, but at the scale, price and in the language of the middle market.

•

Digitize the entire AP workflow: We apply data and SaaS-based software automation to the entirety of the AP workflow. While some tools require the buyer to first handle invoice ingestion, we focus on transforming the buyer experience by owning, and enhancing, each point of the value chain. Our platform will handle invoice ingestion, whether through paper or electronic means, and replicate that ownership and automation through to payment.

•

Comprehensive, end-to-end AP Automation and payments platform: Our comprehensive solution provides a single-vendor approach to eliminate paper, streamline workflows and ensure timely and accurate reconciliation. We have spent years building a software and payments platform coupled with hundreds of integrations to vertical-specific middle market accounting and information systems. We believe this provides us with a unique competitive advantage to automate AP workflows, streamline invoice payment and continue to grow our two-sided network.

•

Scaled, two-sided network of buyers and suppliers powers a flywheel effect: We provide the infrastructure layer connecting our buyers with their suppliers. As buyers approve and pay more invoices through our platform, we connect them to their suppliers and add more suppliers to our network, which drives an expansion of the flywheel effect that fuels our growth. As a result of this ongoing flywheel, we have built a high level of supplier density that allows us to monetize payments almost immediately after a buyer joins our platform.

•

Diverse and deep integration layer: We offer more than 210 integrations with different accounting systems that allow our clients to curate a technology stack tailored to the nuances of their size, scale and vertical. Our “built inside” integrations, many of which are flexible API-based integrations, facilitate increasingly seamless exchanges of data, driving enhanced user experiences and utility and providing a feature set and level of customization historically reserved only for enterprises.

•

Unparalleled data capabilities: Our buyers and suppliers benefit from the more than 190 million invoices we have ingested and processed since inception. From the beginning, we recognized the feedback value of data and as such our product development and operations benefit from two decades of transactions. We believe we ingest invoices more accurately, manage risk more insightfully and assess credit more thoughtfully in part due to a knowledge base that continues to grow every day.

•

“Win as a team” culture: Our culture is our DNA. It’s what brings us together and makes us who we are. We believe our culture gives us a unique competitive advantage. Our strength lies in leveraging the unique differences our employees bring to the workplace. We value diverse talents, skills, ideas, ways of thinking, backgrounds and life stories – all of which drive our innovation and performance. As entrepreneurs seeking innovative solutions to serve our customers, we want every employee to feel a strong sense of purpose and belonging. Therefore, we strive to create a workplace where every employee feels comfortable and empowered to bring their full, authentic self to work every day. As we continue to grow the business, we also intentionally focus on the key drivers of employee experience and engagement: wellbeing, growth and development, and rewards and recognition. Engaged employees are imperative to achieve strong company performance and excellent customer experience.

Our Commitment to Our Community

We are committed to sharing our resources and time in support of philanthropic efforts. In demonstration of this commitment, on June 24, 2021, our board of directors approved the reservation of 414,324 shares of our common stock (representing approximately 1% of our issued and outstanding common stock and common stock equivalents as of June 24, 2021) for future issuance to fund our philanthropic endeavors, including possible issuance to a philanthropic partner in connection with the establishment of a donor-advised fund, over a ten-year period. We intend to issue the first contribution of 10% of the pledged shares shortly after the execution of an agreement with a philanthropic partner. Thereafter, we intend to provide annual ongoing grants of 10% of the pledged shares for a period of nine subsequent years, subject in each case to the approval of our board of directors.

Growth Strategy

We are dedicated to continuing to differentiate ourselves as the leader in AP automation software and payment solutions for middle market businesses through our multi-pronged approach. Key elements of our growth strategy include the following:

•	Continue to drive the number of transactions processed by acquiring new buyers and suppliers and increasing transactions processed between our existing buyers and their suppliers.

•	Increase conversion of paper checks to electronic payments.

•	Continue to innovate and enhance new products.

•	Selectively pursue strategic M&A.

•	Enter new verticals.

•	International expansion.

Summary Risk Factors

Investing in our common stock involves risk. Before investing in our common stock, you should carefully consider all the information in this prospectus. In particular, please read the section titled “Risk Factors,” which describes certain known risks and uncertainties that may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our common stock and result in a loss of all or a portion of your investment. These risks and uncertainties include, but are not limited to, the following:

•	We have a history of operating losses and we may not achieve or sustain profitability in the future.

•

Our future revenue and operating results will be harmed if we are unable to acquire new customers, retain existing customers, expand sales to our existing customers, or develop new functionality for our platform that achieves market acceptance.

•	Our historical growth may not be indicative of our future performance and our growth is dependent on a number of factors that we do not control.

•	We participate in highly competitive and fragmented markets, and our industry is rapidly evolving.

•	We transfer large sums of customer funds daily, and are subject to the risk of errors, which could result in financial losses and damage to our reputation and customer trust.

•

We, our strategic partners, our buyers and suppliers, and others who use our services obtain and process a large amount of data. Any real or perceived improper or unauthorized use of, exposure of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material adverse effect on our business.

•

We earn a substantial portion of our revenue from electronic payment transactions and our growth is dependent upon the continued acceptance, security and adoption of electronic payment types that result in interchange revenue.

•	If we lose key members of our team including our Co-Founder and Chief Executive Officer, or if we are unable to attract and retain talent, our business may be harmed.

•	We may not be able to scale our business and technology quickly enough to meet our growth.

•	We may lose existing customers or fail to attract new customers if we are unable to deliver new software, solutions and technology for our platform.

•	Interruptions or delays in the services provided by third-party data centers or internet service providers could impair the delivery of our products and services.

•	We are subject to the payment card network rules and our failure to comply with these rules could harm our business.

•	We depend on banks, bank partners and other third-party service providers to process transactions.

•	Our long-term growth strategy depends, in part, on strategic partnerships and indirect sales partners.

•	The loss of one or more of our key customers or strategic partners could negatively affect our ability to market our platform.

•	We use open-source software in our products, which could subject us to litigation or other actions.

•

We identified material weaknesses in our internal control over financial reporting, and if we fail to remediate these material weaknesses or if we otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

•	Uncertain or weakened economic conditions, including as a result of COVID-19, may adversely affect our industry, business and results of operations.

•

Our risk management efforts may not be effective to prevent fraudulent activities by our customers or their counterparties or third parties, which could expose us to material financial losses and liability and otherwise harm our business.

•

Our business, which includes payment services, is subject to extensive government regulation and oversight. Our failure to comply with extensive, complex, overlapping, and frequently changing rules, regulations, and legal interpretations could materially harm our business and noncompliance with such laws can subject us to criminal liability.

•

Our Senior Secured Credit Facilities and Guaranty Agreement provides our lenders with a first-priority lien against substantially all of our and our subsidiaries’ assets and personal property, and contains financial covenants and other restrictions on our and our subsidiaries’ actions, which could limit our operational flexibility and otherwise adversely affect our financial condition.

Our Corporate Information

AvidXchange Holdings, Inc. was formed in January 2021 to serve as a holding company for AvidXchange, Inc., which was formed in 2000 as a Delaware corporation, originally named AvidXchange.com, Inc., changing its name in 2003 to AvidXchange, Inc. In our restructuring transaction, on July 9, 2021, stockholders of AvidXchange, Inc. received identical shares in a 1:1 ratio of AvidXchange Holdings, Inc. in exchange for their shares of AvidXchange, Inc., and AvidXchange, Inc. became a wholly owned subsidiary of AvidXchange Holdings, Inc., which is a holding company, the sole asset of which is the stock of AvidXchange, Inc. Prior to the restructuring, AvidXchange Holdings, Inc. did not conduct any activities other than in connection with its formation and in preparation for this offering. Accordingly, our consolidated financial statements and other financial information included in this prospectus as of dates and for periods prior to the date of the restructuring reflect the results of operations and financial position of AvidXchange, Inc. Our consolidated financial information, if any, as of dates and for periods from and after the date of the restructuring reflect the results of operations and financial condition of AvidXchange Holdings, Inc. and its wholly-owned subsidiary, AvidXchange, Inc., unless otherwise expressly stated. References throughout this prospectus to “AvidXchange,” “we,” “us” or “our” refer to either AvidXchange, Inc. (prior to the restructuring) or AvidXchange Holdings, Inc. (after the restructuring).

The diagram below depicts our current organizational structure (including the direct subsidiaries of AvidXchange, Inc.).

Our principal executive offices are located at 1210 AvidXchange Lane, Charlotte, NC 28206 and our telephone number is (800) 560-9305. We maintain a website at the address www.avidxchange.com. Information contained on, or accessible through, our website is not a part of this prospectus and you should not rely on that information when making a decision to invest in our common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include:

•	not being required to comply for a certain period of time with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a stockholder advisory vote on executive compensation and any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common stock in this offering. However, if certain events occur prior to the end of such five-year period, including if: (i) we become a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (ii) our annual gross revenue exceeds $1.07 billion; or (iii) we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information in this prospectus and that we provide to our stockholders in the future may be different from what you might receive from other public reporting companies in which you hold equity interests. In addition, pursuant to the JOBS Act, as an emerging growth company we have elected to take advantage of an extended transition period for complying with new or revised accounting standards. This effectively permits us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors.

The Offering

Issuer	AvidXchange Holdings, Inc.

Common stock we are offering	shares.

Common stock to be outstanding after the offering	shares.

Option to purchase additional shares of common stock	shares.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately million (or approximately million if the underwriters exercise their option to purchase additional shares of our common stock in full) based on an assumed initial public offering price of per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (including any additional proceeds that we may receive if the underwriters exercise their option to purchase additional shares of our common stock) to redeem the shares of redeemable preferred stock issuable upon conversion of our senior preferred stock (approximately $169 million), and for general corporate purposes, which we currently expect will include headcount expansion, continued investment in our sales and marketing efforts, product development, general and administrative matters, and working capital. We may also use a portion of the net proceeds for acquisitions or strategic investments in complementary businesses, products, services, or technologies, although we do not currently have any definitive plans or commitments for any such acquisitions or investments. See the section titled “Use of Proceeds” for more information.

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common stock being offered for sale, to certain individuals and entities associated with us. We will offer these shares to the extent permitted under applicable regulations. Any directors and officers that buy shares of common stock through the directed share program will be subject to a day lock-up period with respect to such shares. The number of shares of common stock available for sale to the general public in this offering will be reduced to the extent that such persons or entities purchase such reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. See “Underwriting.”

Listing	We intend to apply to list our common stock on Nasdaq under the trading symbol “AVDX.”

Risk factors	For a discussion of risks relating to AvidXchange, our business, our industry and an investment in our common stock, see “Risk Factors” and the other information set forth in this prospectus before investing in our common stock.

The number of shares of our common stock that will be outstanding after this offering is based on             shares of our common stock (including preferred stock on an as-converted basis and 47,112 restricted stock units, or RSUs, that have met their time-based vesting trigger and will vest in full upon completion of this offering) outstanding as of June 30, 2021, and excludes:

•

1,421,108 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2021, with a weighted-average exercise price of $29.73 per share;

•	576,436 shares of our common stock issuable upon the vesting of RSUs outstanding as of June 30, 2021;

•	shares of our common stock reserved for issuance pursuant to the 1% pledge program;

•

                shares of our common stock reserved for future issuance under our 2021 Long Term Incentive Plan, or our 2021 Plan, which includes an annual evergreen increase and will become effective in connection with this offering, including the shares of common stock reserved for issuance as of June 30, 2021 under our Equity Incentive Plan, or our 2020 Plan, which shares will be added to the shares reserved under the 2021 Plan; and

•

                shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or ESPP, which includes an annual evergreen increase and will become effective in connection with this offering.

Unless otherwise indicated, the information in this prospectus assumes:

•

the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•	a -for-1 forward stock split of our then-outstanding common stock, senior preferred stock, and each series of preferred stock effected on without any change in the par value per share;

•

the automatic conversion of all 27,359,830 outstanding shares of our preferred stock (other than our senior preferred stock) as of June 30, 2021, into an aggregate of 27,785,532 shares of our common stock which will occur immediately prior to the completion of this offering;

•	the automatic conversion of our senior preferred stock into 169,000 shares of redeemable preferred stock and 696,402 shares of convertible common stock;

•	the redemption of all shares of redeemable preferred stock issuable upon conversion of the senior preferred stock;

•

the automatic conversion of all shares of convertible common stock issuable upon conversion of the senior preferred stock into an aggregate of                 shares of our common stock (based upon an assumed initial public offering price of $            , the midpoint of the price range set forth on the cover of this prospectus), which will occur immediately prior to the completion of this offering (see below for a calculation of shares of common stock issuable upon such conversion at various public offering prices);

•

                shares of common stock to be issued upon the automatic net exercise of warrants outstanding as of June 30, 2021, with a weighted-average exercise price of $8.16 per share, immediately prior to the completion of this offering, based on an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover of this prospectus;

•	no exercise of the outstanding options or warrants described above (other than the net exercises described above) or settlement of RSUs described above;

•	no exercise by the underwriters of their option to purchase up to an additional shares of common stock from us; and

•	no purchase of our common stock by executive officers, directors and existing stockholders through the directed share program described under “Underwriting.”

Additional Shares of Common Stock Issuable Upon Conversion of Convertible Common Stock

Our senior preferred stock converts automatically upon the closing of this offering into shares of redeemable preferred stock and convertible common stock. No shares of senior preferred stock will remain outstanding following such conversion. Prior to completion of this offering, holders of a majority of the convertible common stock to be issued upon automatic conversion of the senior preferred can provide us a notice of election to redeem all shares of convertible common stock issued upon conversion of the senior preferred stock, which redemption would occur upon consummation of this offering. The redemption price per share would be determined based upon the relative increase between the value of our common stock at initial issuance of the senior preferred stock and the initial public offering price per share of our common stock in this offering, or the IPO Price. If such requisite notice of election to redeem is not provided, all shares of convertible common stock issued upon conversion of the senior preferred stock will automatically convert into shares of our common stock upon completion of this offering, with the number of shares of common stock so issued similarly being determined based upon the IPO Price.

As of June 30, 2021, we had 2,722,166 shares of senior preferred stock outstanding, which would convert into 169,000 shares of redeemable preferred and 696,402 shares of convertible common stock. If none of the 696,402 shares of convertible common stock are redeemed upon consummation of this offering, these shares of convertible common stock would convert into                  shares of our common stock, based upon an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, or the Midpoint Share Assumption.

For illustrative purposes only, the table below sets forth the number of shares of our common stock issuable upon conversion of each share of convertible common stock at a range of IPO Prices and the resulting increase (decrease) in the total number of outstanding shares of our common stock following this offering relative to the Midpoint Share Assumption, assuming the number of shares to be offered by us, as set forth on the cover page of this prospectus, remains the same.

IPO Price	Shares of Common Stock Issuable Per Share of Convertible Common	Aggregate Increase (Decrease) Relative to Midpoint Share Assumption
$
$
$
$

Summary Consolidated Financial and Other Data

The following tables set forth our summary consolidated financial and other data for the periods presented and at the dates indicated below. The selected consolidated statements of operations data for the years ended December 31, 2020 and 2019, and the consolidated balance sheet data as of December 31, 2020, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated statements of operations data for the six months ended June 30, 2021 and 2020, and the unaudited consolidated balance sheet data as of June 30, 2021, have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period. The following summary consolidated financial data should be read together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
Consolidated Statements of Operations	2020	2019	2021	2020
(in thousands, except share and per share data)
Revenues	$185,928	$149,584	$113,968	$85,465
Cost of revenues (excluding depreciation and amortization)	83,996	71,133	45,957	40,796
Operating expenses
Sales and marketing	48,293	39,583	28,545	23,713
Research and development	44,897	33,591	28,264	21,307
General and administrative	57,039	52,101	31,086	20,654
Impairment and write-off of intangible assets	924	7,891	574	924
Depreciation and amortization	27,514	22,340	14,170	13,780

Total operating expenses	178,667	155,506	102,639	80,378
Loss from operations	(76,735)	(77,055)	(34,628)	(35,709)
Other income (expense)
Interest income	1,675	1,383	297	977
Interest expense	(20,080)	(17,259)	(10,111)	(9,977)
Change in fair value of derivative	(7,537)	(555)	(138)	(6,545)
Charge for amending financing advisory engagement letter — related party	—	—	(50,000)	—

Other expenses	(25,942)	(16,431)	(59,952)	(15,545)
Loss before income taxes	(102,677)	(93,486)	(94,580)	(51,254)
Income tax expense	234	60	201	117

Net loss	$(102,911)	$(93,546)	$(94,781)	$(51,371)

Deemed dividend on preferred stock	(43,414)	(6,494)	—	—
Accretion of convertible preferred stock	(21,682)	(7,906)	(9,405)	(10,419)

Net loss attributable to common stockholders	(168,007)	(107,946)	(104,186)	(61,790)

Net loss per share attributable to common stockholders, basic and diluted	$(13.51)	$(10.15)	$(7.82)	$(5.45)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	12,434,563	10,631,679	13,329,319	11,346,058

	Year Ended December 31,		Six Months Ended June 30,
Disaggregation of Revenue:	2020	2019	2021	2020
(in thousands)
Software revenue	$68,063	$50,147	$42,071	$33,012
Payment revenue	115,745	98,335	70,620	51,807
Services revenue	2,119	1,102	1,277	646

Total revenues	185,928	149,584	113,968	85,465

	As of June 30, 2021			As of December 31, 2020
Consolidated Balance Sheet Data:	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
(in thousands)
Cash and cash equivalents	$202,938			$252,458
Total assets	1,222,373			726,511
Total liabilities	939,715			404,991
Total convertible preferred stock	842,030			832,625
Total stockholders’ deficit	(559,372)			(511,105)

(1)

The pro forma column in the consolidated balance sheet data table above reflects (i) a     -for-1 forward stock split of our then-outstanding common stock, senior preferred stock, and each series of preferred stock effected on without a change in the par value per share; (ii) the automatic conversion of all 27,359,830 outstanding shares of our preferred stock (other than our senior preferred stock) as of June 30, 2021, into an aggregate of 27,785,532 shares of our common stock which will occur immediately prior to the completion of this offering; (iii) the automatic conversion of our senior preferred stock into 169,000 shares of redeemable preferred stock and 696,402 shares of convertible common stock; (iv) the 47,112 RSUs that met their time-based vesting condition as of June 30, 2021 and will vest in full upon completion of this offering; (v) the automatic conversion of all shares of convertible common stock issuable upon conversion of the senior preferred stock into an aggregate of          shares of our common stock (based upon an assumed initial public offering price of $        , the midpoint of the price range set forth on the cover of this prospectus), which will occur immediately prior to the completion of this offering; (vi)          shares of common stock to be issued upon the automatic net exercise of warrants outstanding as of June 30, 2021, with a weighted-average exercise price of $8.16 per share, immediately prior to the completion of the offering, based on an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus; (vii) stock-based compensation expense of $         million as of June 30, 2021 related to RSUs subject to service-based and performance-based vesting conditions, which conditions will be satisfied in connection with this offering, as further described in Notes      and      to our consolidated financial statements included elsewhere in this prospectus, reflected as an increase to additional paid-in capital and accumulated deficit; and (viii) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur in connection with this offering.

(2)

The pro forma as adjusted column in the consolidated balance sheet data table above reflects (i) the pro forma items described immediately above; (ii) the sale and issuance by us of          shares of common stock in this offering at the assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us; (iii) the redemption of all shares of redeemable preferred stock issuable upon conversion of the senior preferred stock; and (iv) no exercise by the underwriters of their option to purchase up to an additional          shares of common stock from us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the amount of pro forma as adjusted cash, cash equivalents, and marketable securities, total assets, working capital, and total stockholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease the amount of pro forma as adjusted cash, cash equivalents, and marketable securities, total assets, working capital, and total stockholders’ equity by $ million, assuming the assumed initial public offering price per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

	Year Ended December 31,		Six Months Ended June 30,
Selected Cash Flow Data:	2020	2019	2021	2020
(in thousands)
Net cash provided by (used by):
Operating activities	$(44,129)	$(61,791)	$(41,093)	$(26,616)
Investing activities	(36,560)	(116,855)	(10,132)	(5,614)
Financing activities	193,794	308,259	544,906	151,467

Net increase in cash and cash equivalents, and restricted funds held for customers	$113,105	$129,613	$493,681	$119,237

Key Metrics

We regularly monitor a number of financial and operating metrics in order to measure our current performance and estimate our future performance. For a description of how we calculate these financial and operating metrics as well as their uses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Metrics.”

	Year Ended December 31,			Six Months Ended June 30,
	2020	2019	Percentage Change	2021	2020	Percentage Change
Transactions Processed(1)	52,757,295	44,825,421	17.7%	29,880,127	24,647,693	21.2%
Transaction Yield(2)	$3.52	$3.34	5.4%	$3.81	$3.47	9.8%
Total Payment Volume (in millions)(3)	$37,880	$28,172	34.5%	$23,003	$16,876	36.3%

(1)

We define transactions processed as the number of invoice transactions and payment transactions, such as invoices, purchase orders, checks, ACH payments and VCCs, processed through our platform during a particular period.

(2)	We define transaction yield as the total revenue during a particular period divided by the total transactions processed during such period.
(3)	We define total payment volume as the dollar sum of buyers’ AP payments paid to their suppliers through the AvidPay Network during a particular period.

Certain Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

We believe that these non-GAAP financial measures provide useful information about our financial performance, enhance the overall understanding of our past performance and prospects, and allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We are presenting these non-GAAP metrics to assist investors in seeing our financial performance using a management view. We believe that these measures provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry.

	Year Ended December 31,		Six Months Ended June 30,
Other Financial and Operating Data:	2020	2019	2021	2020
(in thousands, except percentages)
GAAP gross profit	$85,149	$62,623	$58,908	$36,349
Non-GAAP gross profit(1)	102,342	78,565	68,557	44,876
GAAP gross margin	45.8%	41.9%	51.7%	42.5%
Non-GAAP gross margin(1)	55.0%	52.5%	60.2%	52.5%
GAAP net loss	(102,911)	(93,546)	(94,781)	(51,371)
Non-GAAP net loss(2)	(67,902)	(70,209)	(30,558)	(36,859)
Adjusted EBITDA(3)	(32,723)	(37,438)	(12,080)	(19,550)
Net cash used in operating activities	(44,129)	(61,791)	(41,093)	(26,616)
Free cash flow(4)	(56,153)	(71,084)	(49,515)	(32,332)

(1)

We define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, excluding stock-based compensation expense and depreciation and amortization expense. We believe non-GAAP gross profit and non-GAAP gross margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations by eliminating the uneven impact of non-cash equity compensation expense and depreciation and amortization expense in order to assess our core operating results. The following table presents a reconciliation of our non-GAAP gross profit and non-GAAP gross margin to our GAAP gross profit and GAAP gross margin for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
Reconciliation from Revenue to Non-GAAP Gross Profit and Non-GAAP Gross Margin	2020	2019	2021	2020
(in thousands, except percentages)
Total revenues	$185,928	$149,584	$113,968	$85,465
Expenses:
Cost of revenues (excluding depreciation and amortization expense)	(83,996)	(71,133)	(45,957)	(40,796)
Depreciation and amortization expense	(16,783)	(15,828)	(9,103)	(8,320)

GAAP Gross profit	$85,149	$62,623	$58,908	$36,349
Adjustments:
Stock-based compensation expense	410	114	546	207
Depreciation and amortization expense	16,783	15,828	9,103	8,320

Non-GAAP gross profit	$102,342	$78,565	$68,557	$44,876

GAAP Gross margin	45.8%	41.9%	51.7%	42.5%
Non-GAAP gross margin	55.0%	52.5%	60.2%	52.5%

(2)

We define Non-GAAP net loss as our net loss before amortization of acquired intangible assets, impairment and write-off of intangible assets, provision for income taxes, stock-based compensation expense, transaction and acquisition-related costs, change in fair value of derivative instrument, and non-recurring items not indicative of ongoing operations for our business. Non-GAAP net loss provides investors with greater transparency to the information used by management in its financial and operational decision-making and when viewed in combination with our results prepared in accordance with U.S. GAAP, it provides a more complete understanding of the factors and trends affecting our business and performance. The following table presents a reconciliation of our Non-GAAP net loss to our GAAP net loss for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
Reconciliation from Net Loss to Non-GAAP Net Loss	2020	2019	2021	2020
(in thousands)
Net loss	$(102,911)	$(93,546)	$(94,781)	$(51,371)
Amortization of acquired intangible assets	10,740	5,445	5,506	5,471
Impairment and write-off of intangible assets	924	7,891	574	924
Provision for income taxes	234	60	201	117
Stock-based compensation expense	3,295	1,379	4,708	1,304
Transaction and acquisition-related costs	1,352	2,363	3,046	99
Change in fair value of derivative instrument	7,537	555	138	6,545
Non-recurring items not indicative of ongoing operations	10,927	5,644	50,050	52

Total net adjustments	35,009	23,337	64,223	14,512

Non-GAAP net loss	$(67,902)	$(70,209)	$(30,558)	$(36,859)

(3)

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this prospectus adjusted EBITDA, a non-GAAP financial measure that we define as our net loss before depreciation and amortization of property and equipment, amortization of software development costs, amortization of acquired intangible assets, impairment and write-off of intangible assets, interest income and expense, income tax expense, stock-based compensation expense, transaction and acquisition-related costs expensed, and non-recurring items not indicative of ongoing operations for our business. We have provided a reconciliation below of adjusted EBITDA to GAAP net loss, the most directly comparable GAAP financial measure.

We have included adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, impairment and write-off of intangible assets, stock-based compensation expense, and change in fair value of derivative instrument from our adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude transaction and acquisition-related costs and non-recurring items not indicative of ongoing operations for our business as these items are not components of our core business operations. For 2020, non-recurring items primarily comprised an approximate $11 million payment related to the modification of an existing VCC processor contract with a service provider. For 2019, non-recurring items primarily included $2.9 million in consulting fees to secure government grants for job development, $1.7 million in debt modification costs and $0.8 million related to remaining lease payments on vacated office space. Additionally, for the six months ended June 30, non-recurring items was primarily comprised of an approximately $50 million non-cash charge for an amended financing advisory engagement letter.

Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future and adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

adjusted EBITDA does not reflect stock-based compensation and related taxes. Stock-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

•	adjusted EBITDA does not reflect interest income (expense), net; or changes in, or cash requirements for, our working capital;

•	adjusted EBITDA excludes non-recurring items not indicative of ongoing operations for our business; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net loss and our other GAAP results.

The following table presents a reconciliation of net loss to adjusted EBITDA for each of the periods indicated.

Reconciliation of Net Loss to Adjusted EBITDA	Year Ended December 31,		Six Months Ended June 30,
	2020	2019	2021	2020
(in thousands)
Net loss	$(102,911)	$(93,546)	$(94,781)	$(51,371)
Depreciation and amortization	27,514	22,340	14,170	13,780
Impairment and write-off of intangible assets	924	7,891	574	924
Interest income	(1,675)	(1,383)	(297)	(977)
Interest expense	20,080	17,259	10,111	9,977
Provision for income taxes	234	60	201	117
Stock-based compensation expense	3,295	1,379	4,708	1,304
Transaction and acquisition-related costs	1,352	2,363	3,046	99
Change in fair value of derivative instrument	7,537	555	138	6,545
Non-recurring items not indicative of ongoing operations	10,927	5,644	50,050	52

Adjusted EBITDA	$(32,723)	$(37,438)	$(12,080)	$(19,550)

(4)

To provide investors with additional information regarding our financial results, we have also disclosed here and elsewhere in this prospectus free cash flow, a non-GAAP financial measure that we calculate as net cash used in operating activities less capital expenditures (which consist of purchases of property and equipment and internally developed intangible assets). Below we have provided a reconciliation of free cash flow to net cash used in operating activities, the most directly comparable GAAP financial measure.

We have included free cash flow in this prospectus because it is an important indicator of our liquidity, as it measures the amount of cash we generate. Accordingly, we believe that free cash flow provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free cash flow has limitations as a financial measure and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. There are limitations to using non-GAAP financial measures, including that other companies and industry peers may calculate free cash flow differently. Because of these limitations, you should consider free cash flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other GAAP results.

The following table presents a reconciliation of net cash used in operating activities to free cash flow for each of the periods indicated.

Reconciliation of Net Cash Used in Operating Activities to Free Cash Flow	Year Ended December 31,		Six Months Ended June 30,
	2020	2019	2021	2020
(in thousands)
Net cash used in operating activities	$(44,129)	$(61,791)	$(41,093)	$(26,616)
Purchases of property and equipment	(678)	(1,944)	(344)	(567)
Capitalization of internal-use software costs	(11,346)	(7,349)	(8,078)	(5,149)

Free Cash Flow	$(56,153)	$(71,084)	$(49,515)	$(32,332)

LETTER FROM MICHAEL PRAEGER, OUR CO-FOUNDER AND CHIEF EXECUTIVE OFFICER

As an entrepreneur, my guiding principle has always been “Fortune Favors the Bold.” My passion in bringing people together to solve complex problems started long before AvidXchange began. My story began in the college dorm rooms of Georgetown University as a sophomore during the summer of 1988. I was motivated to start my own painting business to provide me with a means to pay my rent and living expenses to spend the summer in Washington, DC. This experience in creating a student painting business that grew to employ over 200 college students, operating three shifts around the clock focused on painting both college dormitories and residential homes in Northwest DC, served as my own entrepreneurial “master’s program.” This entrepreneurial experience enabled me to apply my passion to solve customer challenges, experience first-hand the level of work ethic required to build a successful business, as well as learn meaningful leadership lessons that I still rely on today. After graduation from Georgetown, my entrepreneurial passion led me to begin my career in venture capital, which opened my eyes to new business models, emerging new ways of distributing software over the internet, and the impact of applying technology to automate paper-based and manual business processes. This then led to me to run several emerging software companies that were focused on automating key business processes in the areas of tax billing and tax collection for municipalities along with automating the recruiting and hiring processes for skilled technology workers.

The Problem We Set Out to Solve

We founded AvidXchange back in April 2000 to tackle a different type of problem that was frustrating many of my fellow entrepreneurs — eliminating the paper invoice and automating the purchasing and AP process for companies. We observed that many businesses of all sizes were paying most bills by paper check, with complicated manual and paper intensive processes to ingest, review, approve and pay invoices with few software enablement solutions to help. Since then, we’ve been on a mission to transform the way middle market companies pay their bills and free up their AP process from all that paperwork and manual process.

From day one, listening to our customers has driven our business forward and has been the catalyst for our innovation. Starting with our first customer, we set-out to develop purpose-built software and key integrations to the accounting systems supporting middle market companies and key industry verticals. We spent our first 12 years focusing exclusively on automating the AP process and integrating with the large number of different accounting and ERP systems that supported our customers’ verticals in the middle market. At the time, we had a built-in network of suppliers sending us invoices on behalf of our buyers.

Yet, I heard story after story from customers that they were tired of managing their entire AP supplier invoice process electronically — only to have to then cut manual paper checks to pay a majority of their suppliers. Once again, we listened to our customers and the AvidPay Network was born in 2012. With this shift, we added a new payment option to our product offering to help reduce paper checks. Today, our suppliers can choose from a range of electronic payment methods, including VCC or AvidPay Direct (enhanced ACH) to get paid in as little as 24 hours through their preferred payment method while gaining more data, visibility into payments and control over their cash flow.

Why Do We Obsess Over Middle Market Customers?

AvidXchange is fundamentally about helping middle market companies succeed. When we founded AvidXchange, we specifically found that middle market businesses faced significant back office and supply chain complexities that were further burdened by inefficient manual processes. In particular, these companies struggled with legacy manual and paper-based AP processes to support their intricate business rules, multiple legal entities and vertical market nuances that created significantly more complexity in how they manage and pay their bills versus the more simplified process typical for small businesses. At the same time, most middle market businesses cannot afford the expensive upfront licensing and implementation costs inherent with an enterprise software solution.

The middle market struggle is further compounded by a confluence of factors that are accelerating the market adoption of automation solutions, including:

Business continuity. The shift to working from home caused by the COVID-19 pandemic has forced middle market businesses to re-evaluate their payables workflows and replace their physical processes that are no longer viable with cloud-based automation.

Fraud risk. The paper legacy approach is fraught with data privacy and fraud risks, with the costs of failure extending beyond merely a financial impact, but a reputational one.

Cloud-based Software-as-a-Service technology offerings. Business users are increasingly seeking the benefits of cloud-based software solutions that improve efficiency, lower total costs of ownership, and help drive greater data insights.

Millennial effect. As more tech-savvy professionals take increasingly prominent roles in the finance functions across industries, they are demanding use of a digital process for AP just as they have grown to experience in their personal lives.

A Critical Innovation — The AvidPay Network

We created the AvidPay Network with the belief that bill payment automation and electronic payments can bring our constituents more seamlessly together. This was a critical change for our customers and an important evolution of our business. We immediately changed the value proposition we were providing to our suppliers and realized that the supplier receiving payments and remittance data from our AvidPay Network was now a customer who was just as important as our buyers. Our cloud-based software automates the AP value chain to eliminate friction for buyers and suppliers. Buyers are able to manage and pay all of their suppliers through our platform, allowing them to improve controls on spending, reduce data entry errors and the risk of fraud, and better manage supplier relationships. Suppliers are also benefitting from the millions of annually processed invoices and payments that allow us to offer more attractive and innovative supply chain financing solutions. We have continuously expanded our payment methods from VCCs and ACH to data-rich solutions such as AvidPay Direct, and we are committed to investing in new payment rails (e.g., real time payments) as they emerge to better serve our customers.

Our growing two-sided network of buyers and suppliers creates a powerful flywheel effect that allows us to leverage unique data insights to strengthen our value proposition to all constituents and serves as the foundation of our dynamic business. The four “gears” of our AvidXchange Business Flywheel include:

Gear #1: Deliver Great AP Automation Software

Gear #2: Maximize Transaction Volume Under Management with Seamless Integrations

Gear #3: Convert Supplier Paper Checks to ePayments via The AvidPay Network

Gear #4: Increase Value with Supplier Financing and Data Services

Buyers are able to manage and pay all of their suppliers through our platform, which gives us visibility on transaction volumes. Suppliers are also benefitting from the millions of annually processed invoices and payments that allow us to offer more attractive and innovative supply chain financing solutions. Approximately 30% of our existing customers use both AvidInvoice and AvidPay.

Largely driven by our innovations in payments, along with our continued focus on providing a strong customer experience, we have built a network of more than 7,000 buyers using our software and have paid over 700,000 suppliers over the last five years who have signed up for the simple idea that eliminating the paper invoice and paper check can help make their businesses run more efficiently. I am humbled by the trust that our customers place in us to help with these critical business processes and the settlement of billions of dollars of payments running through our platform. In the process, together with them, we have eliminated 190 million paper invoices — enough to go around the world more than once.

Our Opportunity and The Journey Ahead

Our mission is to build a company that transforms how middle market companies pay their bills. Becoming a public company is just another milestone along our journey of building a great business. In building the AvidXchange business we have today, we have been fortunate to attract many of the leading software investors and industry thought leaders at each stage of our growth. These investors also believe in the significant market opportunity in front of us along with their confidence in our strategies to continue building and scaling our business to achieve the next stage of our growth.

We are also proud that we have attracted blue-chip industry leading strategic partners that believe in AvidXchange — our solutions, innovation, and future strategies. These include payment networks such as Mastercard; leading software companies including MRI Software, RealPage and SAP Concur; along with terrific bank partners including Bank of America, KeyBank, and Fifth Third Bank. Through partnerships that bring horizontal reach, vertical expertise, and unique capabilities, we have managed to create a wide and deepening competitive moat in our core markets.

Our confidence in navigating our future is rooted in executing our AvidXchange business flywheel which serves as our roadmap for future growth and scalability. Our ability to continue to apply our innovation and execution strategies to each of the four gears holds the key to our ability to continually increase our customers’ value proposition driving accelerated growth for AvidXchange as our flywheel begins to turn faster and faster.

In unlocking the next stage of our growth journey, we remain passionate about customer success while continually innovating to “change the game” for our customers, which will enable us to lead both our customers and our industry to the next advances in shifting what is still an antiquated process for many companies today. We are excited by the opportunity to help our customers transform their AP and payment processes, shedding the antiquated paper-based processes weighing them down. By helping customers through this digital transformation process and providing them with best practices, visibility and controls, along with analytical insights into their spending and cash flow, we can have a significant impact on how they run their businesses. We are continuing to develop new analytic offerings to help our buyers and suppliers operate more efficiently, and we believe that we are only at the beginning of mining the insights buried in our customers’ data. As we continue to expand our offerings, we are aiming to become an ever more central part of the office of the CFO.

Resilience in Navigating the Covid-19 Pandemic

I would be remiss if I did not mention my pride in how we have navigated the impacts of the COVID-19 pandemic over the last 18 months. Along with everyone else, as we moved over 1,500 AvidXers to “work from home,” we had no idea what the future would hold. What the last year has shown us is that AvidXers are steadfast in their desire to support our customers and our middle market customers are resilient. We always believed and evangelized that our solutions would have a meaningful role in helping companies with their business continuity planning, and we believe that the memories of this pandemic will serve as a catalyst for an adoption shift to software-enabled payments. Few CFOs, controllers, and finance leaders feel comfortable with the risks of sending their AP team home with corporate check stock and specialized laser printers to cut corporate payments from their kitchen tables.

Our Culture and the DNA of AvidXchange

As I tell our AvidXers every day, our greatest advantage is our people. We are entrepreneurs who love to innovate and win, with a passion for serving our customers. We take personal ownership of our everyday work and we recognize that we only “win as a team,” which supports our collaborative culture.

We view every customer and AvidXer teammate meeting, conversation, and interaction as a powerful place of convergence — bringing together the diverse talents, skills, ideas, ways of thinking, backgrounds and life stories of our teammates and customers to drive performance and deliver “game changing” solutions to our customers that enable them to make the transformation from paper-based AP and payment processes to electronic invoice management and electronic payments. This is our secret sauce.

Across our organization, more than 40% of our teammates are women or ethnically/racially diverse and about the same proportion of all leadership roles are held by women, with 20.5% of leadership roles held by underrepresented groups. In addition, 42.8% of all technology roles are held by underrepresented groups and 24.3% are held by women. At our Board of Directors level, a third of our directors are diverse, including two women. We are dedicated to making further progress on our commitment to diversity, inclusion, and belonging — we hold ourselves accountable for the future we want to create.

My AvidXchange Team and Future Shareholders

A message to my fellow talented AvidXers; it is amazing to see what we have collectively achieved over the last 20 years in partnering with our customers to transform how they pay their bills. We have truly helped our customers better run their businesses and gain greater visibility and insights into their expenses and cash flow. We all should feel extremely proud at what we have built, however, the next phase of our journey in becoming the de-facto standard AP and payables solution for middle market companies is just beginning.

I have tremendous confidence in our collective capabilities and I am energized to tackle the challenges ahead of us. Within our core middle market segment, the majority of companies in the U.S. are still using legacy software or a paper-based approach for their AP needs. On the payments front, there is still a trillion plus worth of checks that are poised to be disrupted. The greenfield opportunity ahead of us is massive.

And to our new potential shareholders, we welcome you. We believe that we have the opportunity to build a truly great company with long term durable growth. We are excited to continue our mission of leveraging our unique competitive advantages to help middle market companies successfully navigate the paper to electronic transformation process of how they pay their bills — thereby leading the digital transformation for our customers and the industry.

We are energized for our future and hope you join us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and carefully read all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose some or all of your original investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below. See “Cautionary Note Regarding Forward-Looking Statements.”

Summary Risk Factors

•	We have a history of operating losses and we may not achieve or sustain profitability in the future.

•

Our future revenue and operating results will be harmed if we are unable to acquire new customers, retain existing customers, expand sales to our existing customers, or develop new functionality for our platform that achieves market acceptance.

•	Our historical growth may not be indicative of our future performance and our growth is dependent on a number of factors that we do not control.

•	We participate in highly competitive and fragmented markets, and our industry is rapidly evolving.

•	We transfer large sums of customer funds daily, and are subject to the risk of errors, which could result in financial losses and damage to our reputation and customer trust.

•

We, our strategic partners, our buyers and suppliers, and others who use our services obtain and process a large amount of data. Any real or perceived improper or unauthorized use of, exposure of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material adverse effect on our business.

•

We earn a substantial portion of our revenue from electronic payment transactions and our growth is dependent upon the continued acceptance, security and adoption of electronic payment types that result in interchange revenue.

•	If we lose key members of our team including our Co-Founder and Chief Executive Officer, or if we are unable to attract and retain talent, our business may be harmed.

•	We may not be able to scale our business and technology quickly enough to meet our growth.

•	We may lose existing customers or fail to attract new customers if we are unable to deliver new software, solutions and technology for our platform.

•	Interruptions or delays in the services provided by third-party data centers or internet service providers could impair the delivery of our products and services.

•	We are subject to the payment card network rules and our failure to comply with these rules could harm our business.

•	We depend on banks, bank partners and other third-party service providers to process transactions.

•	Our long-term growth strategy depends, in part, on strategic partnerships and indirect sales partners.

•	The loss of one or more of our key customers or strategic partners could negatively affect our ability to market our platform.

•	We use open-source software in our products, which could subject us to litigation or other actions.

•

We identified material weaknesses in our internal control over financial reporting, and if we fail to remediate these material weaknesses or if we otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

•	Uncertain or weakened economic conditions, including as a result of COVID-19, may adversely affect our industry, business and results of operations.

•

Our risk management efforts may not be effective to prevent fraudulent activities by our customers or their counterparties or third parties, which could expose us to material financial losses and liability and otherwise harm our business.

•

Our business, which includes payment services, is subject to extensive government regulation and oversight. Our failure to comply with extensive, complex, overlapping, and frequently changing rules, regulations, and legal interpretations could materially harm our business and noncompliance with such laws can subject us to criminal liability.

•

Our Senior Secured Credit Facilities and Guaranty Agreement provides our lenders with a first-priority lien against substantially all of our and our subsidiaries’ assets and personal property, and contains financial covenants and other restrictions on our and our subsidiaries’ actions, which could limit our operational flexibility and otherwise adversely affect our financial condition.

Risks Related to Our Business and Industry

We have a history of operating losses and we may not achieve or sustain profitability in the future.

We were incorporated in 2000 and have experienced net losses and negative cash flows from operations since inception. We generated net losses of $93.5 million and $102.9 million during the years ended December 31, 2019 and 2020, respectively. We generated net losses of $51.4 million and $94.8 million during the six months ended June 30, 2020 and 2021, respectively. We had an accumulated total stockholders’ deficit of $411.8 million and $511.1 million as of December 31, 2019, and December 31, 2020, respectively. Our losses and accumulated total stockholders’ deficit reflect the substantial investments we made in our people, products and services, and technology, and to acquire new buyers. While we have experienced significant revenue and transaction volume growth in recent years, we are not certain whether or when we will be able to achieve or maintain profitability in the future.

We also expect our costs and expenses to increase in future periods. In particular, we intend to continue to expend significant funds to invest in our people, products and services, technology, and the AvidPay Network and to expand our sales and marketing teams and invest in strategic partnerships and system integrations. We expect our general and administrative costs to also increase, but at a slower rate than our other operating expenses, for the foreseeable future. If we are not able to reduce or maintain the costs of providing our services, we could face competitive pricing pressure. If we are unable to continue to grow our revenue, or to reduce or maintain the costs of providing our services, we could continue to suffer increasing operating losses.

We may incur significant losses in the future for several reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications, delays, and other unknown events. If we are unable to achieve and sustain profitability, the value of our business and stock may significantly decrease.

Our future revenue and operating results will be harmed if we are unable to acquire new customers, retain existing customers, expand sales to our existing customers, or develop new functionality for our platform that achieves market acceptance.

To continue to grow our business, it is important that we continue to attract new buyers and suppliers to use our platform. Our success in adding new buyers depends on numerous factors, including our ability to: (1) offer compelling AP automation products and services and features in the markets and industries we serve, (2) execute our sales and marketing strategy, (3) attract, effectively train and retain new sales, marketing, professional services, and support personnel in the markets we pursue, (4) develop or expand relationships with partners, payment providers, systems integrators, and resellers, (5) expand into new industry verticals, geographies, and market segments, which may require specific product and service features that we do not currently provide, (6) efficiently onboard new buyers on to our platform, (7) efficiently add more suppliers to our network and continue to drive increased adoption of electronic forms of payment, (8) execute a successful mergers and acquisitions strategy, and (9) provide additional paid services that complement the capabilities of our customers and their partners.

Our ability to increase revenue also depends in part on our ability to retain existing buyers and suppliers, sell more functionality and to increase product penetration to existing and new buyers and suppliers. Our buyers have no obligation to renew their subscriptions for our solutions after the expiration of their initial subscription period. In addition, some of our buyers can terminate their existing agreements with us prior to the expiration of the current contract terms. Our ability to increase sales to existing buyers depends on several factors, including their experience with implementing and using our platform, their ability to integrate our platform with other technologies, and our pricing model. Suppliers in our network select their preferred method of payment, which may include VCC, ACH, or check, based on their internal business rules, preferences, or perceived value, which may change at any time. Our ability to increase sales to suppliers already in our AvidPay Network depends on several factors, including their experience enrolling in and using our platform, development of new supplier product offerings, and our pricing model.

If we are unable to provide enhancements, new features, or keep pace with current technological developments, our business could be adversely affected. If our new functionality and services initiatives do not continue to achieve acceptance in the market and industries we serve, our competitive position may be impaired, and our potential to generate new revenue or to retain existing revenue could be diminished. The adverse effect on our financial results may be particularly acute because of the significant research, development, marketing, sales, and other expenses we will have incurred in connection with the new functionality and services.

Our historical growth may not be indicative of our future performance and we may not be able to sustain our growth rate, which is dependent on a number of factors that we do not control.

Although we have experienced significant historical revenue and transaction volume growth, we expect that, in the future, as our revenue and transaction volumes increase to higher levels, our growth rates may decline over time. Our revenue and transaction volume growth depends on a number of factors, including our ability to:

•	attract and retain buyers and suppliers and grow the AvidPay Network and drive the use of our products and services across our customer base;

•	expand the functionality and scope of the products and services we offer;

•	expand into new and existing verticals and industries and geographies which may require specific product and service features that we do not currently provide;

•	drive the acceptance and use of electronic payment types that result in interchange revenue;

•	successfully invest in our technology, products and people;

•	develop new integrations with third party accounting systems;

•	execute a successful mergers and acquisition strategy;

•	enter into new strategic partnerships to continue our business;

•	convince the stakeholders of potential buyers to outsource functions that they have traditionally handled internally;

•	price our products and services effectively; and

•	manage the effects of the COVID-19 pandemic on our business and operations.

Further, the revenue that we derive from our invoice and payment transaction volume is dependent on several factors that we do not control. These factors include the number of invoices and payments submitted through our system, card brand interchange rates and tiers, payment amounts and types, the payment method selected by suppliers in our network, and competitive pricing pressure on products and incentives.

These factors make it difficult for us to control or forecast our future operating results and growth. If the assumptions we use to plan our business are incorrect or change, or if we are unable to maintain consistent revenue or revenue growth, it may be difficult to achieve and maintain profitability and the value of our business could be negatively impacted. You should not rely on our growth rates from any prior periods as any indication of our future growth.

We participate in highly competitive and fragmented markets, and our industry is rapidly evolving.

The AP and payments markets are highly fragmented and competitive and evolving. As businesses continue to adopt AP and payment automation solutions, we expect existing competitors and new market entrants to offer new and enhanced products and services and we expect the competitive environment to remain intense going forward. We currently compete on several factors, including:

•	product and service features, functionality and quality and system stability;

•	integrations with leading accounting and banking systems;

•	pricing and incentives;

•	supplier network;

•	ability to automate existing processes; and

•	customer onboarding time and effort.

Our current competitors range from other fintech companies and financial institutions to smaller, niche providers of software and services. We compete with companies that offer comprehensive solutions focused on the entire AP and payment processes and companies that focus only on select portions of these processes such as invoice and bill presentment, document and workflow management, AP and payment processing or accounts receivables. Solutions are also often specifically tailored to industry vertical or customer size making it difficult to expand into new verticals or attract larger or smaller customer types.

Accounting and ERP software providers, financial institutions, payment processing, and other service providers, a number of which we partner with in offering our solutions, may currently offer or develop solutions, acquire third-party solutions or competitors, or enter into strategic relationships that would enable them to expand their solutions to compete more effectively with our products and services. These parties may have access to larger, installed customer bases and may be able to effectively bundle and cross sell competitive solutions with their other services, which may enable them to compete more effectively or provide them with greater pricing and operating flexibility.

Companies that currently focus on providing solutions to enterprise businesses or SMBs may seek to expand the offering of their solutions to midmarket customers which would be more directly competitive with the products and services that we offer. New entrants not currently considered to be competitors may also enter the market through acquisitions, partnerships, or strategic relationships.

We often find that we are selling our products and services to potential customers that have not adopted a competing third-party solution and we must be able to convince internal stakeholders that our products and solutions are superior to their existing processes or third-party solutions.

For the reasons mentioned above, we may not be able to compete successfully against our current or future competitors, and this competition could result in the failure of our products and services to continue to achieve or maintain market acceptance, any of which would harm our business, operating results, and financial condition.

We transfer large sums of customer funds daily, and are subject to the risk of errors, which could result in financial losses and damage to our reputation and customer trust.

We processed approximately 53 million transactions for our customers in 2020. We have grown rapidly and seek to continue to grow, and although we maintain risk management processes, our business is always subject to the risk of financial losses as a result of operational errors, software defects, service disruption, third party fraud, employee misconduct, security breaches, credit losses, or other similar actions or errors. Furthermore, for 2018 to 2020, we identified a material weakness in our internal control over financial reporting relating to our reconciliation of funds held for customers. Our remediation efforts are ongoing and there can be no assurance that we will remediate this material weakness; further, we may experience additional material weaknesses in the future.

As a provider of AP and payment solutions, we collect and transfer funds on behalf of our customers. Software errors in our platform and operational errors by our employees and business partners may also expose us to losses. Moreover, our trustworthiness and reputation are fundamental to our business. As a provider of cloud-based software for complex back-office financial operations, the occurrence of any operational errors, software defects, service disruption, third party fraud, employee misconduct, security breaches, credit losses or other similar actions or errors on our platform could result in financial losses to our business and our customers, loss of trust, damage to our reputation, or termination of our agreements with strategic partners and accountants, each of which could result in:

•	loss of buyers and suppliers;

•	lost or delayed market acceptance and sales of our products and services;

•	legal claims against us, including warranty and service level agreement claims;

•	regulatory enforcement action;

•	diversion of our resources, including through increased service expenses; and

•	financial concessions, and increased insurance costs.

Although our terms of service generally allocate to our customers the risk of loss resulting from our customers’ errors, omissions, employee fraud, or other fraudulent activity related to their systems, some of our customers may be able to negotiate changes to this position or in some instances we may cover such losses for efficiency or to prevent damage to our reputation, irrespective of fault or our terms of service. Although we maintain insurance to cover losses resulting from our errors and omissions, there can be no assurance that our insurance will cover all losses or our coverage will be sufficient to cover our losses. If we suffer significant losses or reputational harm as a result, our business, operating results, and financial condition could be adversely affected.

We, our strategic partners, our buyers and suppliers, and others who use our services obtain and process a large amount of data. Any real or perceived improper or unauthorized use of, exposure of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material adverse effect on our business.

We, our strategic partners, our buyers and suppliers, and the third-party vendors and data centers that we use, obtain and process large amounts of data, including confidential information, along with personal and other data related to our buyers and suppliers and their transactions, as well as other data of the counterparties to their payments. We face risks, including financial risks and risks to our reputation as a trusted brand, in the handling and protection of this data, and these risks will increase as our business continues to expand to include new products and technologies.

Cybersecurity incidents and malicious internet-based activity continue to increase generally, and providers of cloud-based services have frequently been targeted by such attacks. These cybersecurity challenges, including threats to our own IT infrastructure or those of our customers or third-party providers, may take a variety of forms ranging from stolen bank accounts, business email compromise, customer employee fraud, supply-chain attacks, ransomware, account takeover, check fraud, or cybersecurity attacks, to “mega breaches” targeted against cloud-based services and other hosted software, which could be initiated by individual or groups of hackers or sophisticated cyber criminals. A cybersecurity incident or breach could result in disclosure of data and intellectual property, or cause production downtimes and compromised data. We have in the past experienced cybersecurity incidents of limited scale. We may be unable to anticipate or prevent techniques used in the future to obtain unauthorized access or to sabotage systems because they change frequently and often are not detected until after an incident has occurred. As we increase our customer base and our brand becomes more widely known and recognized, third parties may increasingly seek to compromise our security controls or gain unauthorized access to our sensitive corporate information or our customers’ data.

We have administrative, technical, and physical security measures in place, and perform periodic penetration tests of our environment. We additionally have policies and procedures in place to contractually require service providers to whom we disclose data to implement and maintain reasonable privacy and security measures. However, if our protection or security measures or those of the previously mentioned third parties are inadequate or expose vulnerabilities or are breached as a result of third-party action, employee or contractor action or inaction, malfeasance, malware, phishing, hacking attacks, system error, software bugs or defects in our products, trickery, process failure, or otherwise, and, as a result, there is improper disclosure of, or someone obtains unauthorized access to or exfiltrates funds or sensitive information, including personally identifiable information, or PII, on our systems or our partners’ systems, or if we suffer a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged. Recent high-profile security breaches and related disclosures of data by large institutions suggest that the risk of such events is significant, even if privacy protection and security measures are implemented and enforced. If sensitive information is lost or improperly disclosed or threatened to be disclosed, we could incur significant costs associated with remediation and the implementation of additional security measures, and may incur significant liability and financial loss, and be subject to regulatory scrutiny, investigations, proceedings, and penalties.

In addition, if our financial institutions or strategic partners conclude that our systems and procedures are insufficiently rigorous, they could terminate their relationships with us, and our financial results and business could be adversely affected. If there is a breach of the information that we store, we could be liable to our partners for their losses and related expenses. Additionally, if our own confidential business information were improperly disclosed, our business could be materially and adversely affected. A core aspect of our business is the reliability and security of our platform. Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on our reputation as a trusted brand, cause us to lose existing partners or other customers, prevent us from obtaining new partners and other customers, require us to expend significant funds to remedy problems caused by breaches and implement measures to prevent further breaches, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation, and costs associated with remediation, such as fraud monitoring and forensics. Any actual or perceived security breach at a company providing services to us or our customers could have similar effects.

While we maintain cybersecurity insurance, our insurance may be insufficient or may not cover all liabilities incurred by such incidents. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

We earn a substantial portion of our revenue from electronic payment transactions and our growth is dependent upon the continued acceptance, security and adoption of electronic payment types that result in interchange revenue.

We earn a substantial portion of our revenue from VCC and ACH payment transactions paid to suppliers in our network and our growth is dependent upon the continued acceptance, security, and adoption of electronic payment types that result in interchange revenue on the amount of the transactions. During the fiscal year ended December 31, 2020, we earned approximately $109.6 million in revenue from VCC and AvidPay Direct paid through our network.

Although we expect businesses to continue to accept and adopt electronic forms of payment, we do not mandate a specific payment type in our network and the adoption rates of electronic payments in AP transactions could erode or grow more slowly than expected. Suppliers in our network select their preferred method of payment, which may include VCC, ACH, or check, based on their internal business rules, preferences, or perceived value, which may change at any time. Additionally, accounts receivable, or AR, service providers market and sell their AR services to suppliers and groups of supplier types in our network. These service providers may not accept electronic payments and may convert existing suppliers in our network that accept electronic payments to check. Certain industries and verticals are also less inclined to accept electronic forms of payment which may limit our ability to successfully expand into new industries or verticals.

The revenue we receive from electronic payment transactions is also dependent upon number of factors, many of which we do not control, including the continued acceptance and adoption by businesses of electronic payments, interchange rates which may decline over time, fees charged by suppliers to accept electronic payments, buyer incentives, and the terms of our commercial agreements with third-party service providers that are involved in the payment process. Widespread adoption of new forms of electronic payments, such as real time payments, could also negatively impact the revenue we receive from electronic payment transactions.

If we lose key members of our team including our Co-Founder and Chief Executive Officer, or if we are unable to attract and retain talent, our business may be harmed.

Our success and future growth depend upon the continued services of our team and other key employees. Our Co-Founder and Chief Executive Officer, Michael Praeger, is critical to our overall strategic direction, our culture, and the development of key products, partnerships and relationships. Our senior management and key employees are employed on an at-will basis. The loss of our chief executive officer, one or more members of our senior management, or other key employees, could harm our business, and we may not be able to find adequate replacements.

To execute our business strategy, we must attract and retain highly qualified personnel. Our headquarters and primary center of employment is in Charlotte, North Carolina. In general, the talent pool in Charlotte may be smaller than in other geographic areas. Competition for executive officers, software developers and engineers, compliance and risk management personnel, and other key employees in our industry and location is intense and increasing, and we may not be able to attract the talent we need to grow and succeed. We compete with many other companies for software developers with high levels of experience in designing, developing, and managing cloud-based software and payment systems, as well as for skilled legal and compliance and risk operations professionals. The current regulatory environment related to immigration may increase the likelihood that immigration laws may be modified to further limit the availability of H1-B and other visas. If a new or revised visa program is implemented, it may impact our ability to recruit, hire, retain or effectively collaborate with qualified skilled personnel, including in the areas of AI and ML, and payment systems and risk management, which could adversely impact our business, operating results and financial condition. Many of the companies with which we compete for experienced personnel have greater resources than we do and can frequently offer such personnel substantially greater compensation than we can offer, and may be in geographies perceived by some employees as more desirable. If we fail to identify, attract, develop, and integrate new personnel, or fail to retain and motivate our current personnel, our growth prospects would be adversely affected.

We may not be able to scale our business and technology quickly enough to meet our growth.

As we continue to grow and process additional transactions, and as we sign additional strategic partners, we will need to devote additional resources to improving and maintaining our infrastructure and computer network and integrating with third-party applications to maintain the performance of our platform. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support, risk and compliance operations, and professional services, to serve our growing customer base.

We have also experienced, and may in the future experience, disruptions, outages and other performance problems that interfere with our customers’ ability to access and use our products and services. These events may be due to a variety of factors, including capacity constraints due to increased use and transaction volumes, legacy infrastructure, architecture, code and processes, and software and human errors. It may become increasingly difficult to maintain and improve the performance of our platform and our products and services especially during peak usage times and as our solutions become more complex.

Any failure of or delay in our efforts to maintain, improve and scale our technology, infrastructure and platform could result in service interruptions, impaired system performance, and reduced customer satisfaction, resulting in decreased sales to new customers, lower renewal rates by existing customers, or requested refunds, all of which could hurt our revenue growth. Even if we are successful in these efforts to scale our business, they will be expensive and complex, and require the dedication of significant management time and attention. We could also face inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could adversely affect our business, operating results, and financial condition.

We may lose existing customers or fail to attract new customers if we are unable to deliver new software, solutions and technology for our platform.

Our success depends on our continued development of new and improved AP automation software and payment solutions and related technology and the continued automation of payments processes. If we are unable to deliver new products or services, or to enhance existing products and services, that achieve market acceptance or if we are unable to integrate technology, products and services that we acquire into our platform, our business could be adversely affected through increased attrition of current customers or slower addition of new customers. We have experienced, and may in the future experience, delays in the planned release dates of enhancements to our platform, and we have discovered, and may in the future discover, errors in new releases after their introduction. Either situation could result in adverse publicity, loss of sales, delay in market acceptance of our platform or customer claims, including, among other things, warranty claims against us, any of which could cause us to lose existing customers or affect our ability to attract new customers.

Interruptions or delays in the services provided by third-party data centers or internet service providers could impair the delivery of our products and services.

We host our products and platform on a hybrid cloud platform leveraging public cloud infrastructure services and co-located infrastructure in datacenter facilities. Public cloud services are provided by Microsoft Azure, and others which include infrastructure as a service and platform as a service technologies. All products utilize resources operated by us through these providers, therefore, we depend on these third parties to protect their data centers against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. We have periodically experienced service disruptions in the past, and we cannot assure you that we will not experience interruptions or delays in our service in the future. Many of our core products are run in production from a single data center in Charlotte, North Carolina. If that data center were not available to us due to damage or otherwise, we would have to operate using our disaster recovery plan, as we do not have a fully redundant system for all of our core functions. This could cause substantial disruption in our operations if we were not able to move our main processes in a timely manner to a backup data center. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data storage services we use.

Although we have disaster recovery plans, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters, military actions, terrorist attacks, negligence, and other similar events beyond our control could negatively affect our platform. Any prolonged service disruption affecting our platform for any of the foregoing reasons could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. System failures or outages, including any potential disruptions due to significantly increased global demand on certain cloud-based systems during the COVID-19 pandemic, could compromise our ability to perform these functions in a timely manner, which could harm our ability to conduct business or delay our financial reporting.

Our platform is accessed by many customers, often at the same time. As we continue to expand the number of our customers and products available to our customers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of data centers, internet service providers, or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity, or damage to data centers, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services.

Moreover, we are currently executing on a long-term strategy to transition to public cloud services completely and decommission on-premise infrastructure hosted in co-located datacenters. As this transition occurs, it is possible that the availability of the platform may be impacted and outages or disruptions may occur. Although we have a disaster recovery program, it does not yet provide full redundancy, so there will be a period of time that our platform will remain shut down while the transition to the back-up data centers take place. We were informed in June 2021 that our current lease for our core data center in Charlotte will terminate in September 2022. We will have to either accelerate our move of our infrastructure to public cloud services, or move the existing data center operations to a new location. Any service disruption affecting our platform during such migration or while operating on the Azure cloud infrastructure could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business.

Future acquisitions, strategic investments, partnerships, collaborations, or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our operating results and financial condition.

Like we have in the past with our acquisitions of Piracle, Strongroom, Ariett, Entryless, BankTEL, and Core Associates and most recently FastPay, we may in the future seek to acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not such acquisitions are completed. In addition, we may not successfully identify desirable acquisition targets, or if we acquire additional businesses, we may not be able to integrate them effectively following the acquisition or effectively manage the combined business following the acquisition. Integration may prove to be difficult due to the necessity of integrating personnel with disparate business backgrounds and accustomed to different corporate cultures.

We also may not achieve the anticipated benefits from any acquired business due to a number of factors, including:

•	inability to integrate or benefit from acquired technologies or services in a profitable manner;

•	unanticipated costs or liabilities, including legal liabilities, associated with the acquisition;

•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

•	difficulty converting the customers of the acquired business into our current and future offerings and contract terms, including disparities in the revenue model of the acquired company;

•	diversion of management’s attention or resources from other business concerns;

•	adverse effects on our existing business relationships with customers, members, or strategic partners as a result of the acquisition;

•	the potential loss of key employees; and

•	use of substantial portions of our available cash to consummate the acquisition.

Acquisitions could result in lower cash reserves, possible dilutive issuances of equity securities or the incurrence of debt, as well as unfavorable accounting treatment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline. In addition, a significant portion of the purchase price of any companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. We also may not generate sufficient financial returns to offset the costs and expenses related to any acquisitions. If our acquisitions do not yield expected returns, we may be required to take charges to our results of operations based on this impairment assessment process, and our business, operating results and financial condition may suffer.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our base of buyers and suppliers and achieve broader market acceptance of our products.

Our ability to increase our base of buyers and suppliers and achieve broader market acceptance of our platform will depend to a significant extent on our ability to expand our sales and marketing organizations, and to deploy our sales and marketing resources efficiently. We plan to continue expanding our direct sales force as well as our sales force focused on identifying new strategic and indirect sales partners. We also dedicate significant resources to sales and marketing programs. Our business and operating results will be harmed if those efforts do not generate significant increases in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs and advertising are not effective.

We are subject to the payment card network rules and our failure to comply with these rules could harm our business.

We use Mastercard branded VCCs exclusively in connection with our VCC payment service and we are subject to payment card network operating rules, including the Payment Card Industry Data Security Standard, or PCI-DSS. The payment card networks set and interpret the card operating rules and could adopt new operating rules or interpret or reinterpret existing rules that we or our processors might find difficult or even impossible to follow, or costly to implement. AvidXchange was not previously PCI-DSS compliant, but recently obtained its PCI-DSS certification. There can be no assurances that AvidXchange will be able to maintain this certification. Failure to maintain this certification, or any prior or future violations of existing or new rules of the payment card network, or increased fees, could result in the revocation of our ability to make payments using VCCs, or such payments could become prohibitively expensive for us or for our customers. If we are unable to make buyer payments to suppliers using VCCs, our business would be adversely affected. We also may seek to introduce other card-related products in the future which may entail additional operating rules.

If we fail to maintain or grow our brand recognition, our ability to expand our base of suppliers and buyers will be impaired and our financial condition may suffer.

We believe that growing the AvidXchange brand is important to supporting continued acceptance of our existing and future solutions, attracting new buyers and suppliers to our platform, and retaining existing buyers and suppliers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide a reliable and useful platform to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionality and solutions, and our ability to successfully differentiate our platform. Additionally, our partners’ performance may affect our brand and reputation if customers do not have a positive experience. Brand promotion activities may not generate customer awareness or yield increased revenue. Even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, we may fail to attract enough new customers or retain enough existing customers to realize a sufficient return on our brand-building efforts, and our business could suffer.

In connection with our financial statement close process for the year ended December 31, 2020, material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting. If we fail to develop and maintain effective internal control over financial reporting, we may not be able to accurately and timely report our financial results, which may adversely affect investor confidence in us.

In connection with the preparation of our financial statements for the year ended December 31, 2020, we and our independent registered public accounting firm identified certain control deficiencies in the design of our internal control over financial reporting that constituted material weaknesses as of December 31, 2020. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Our evaluation was based on the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control—Integrated Framework (2013). These material weaknesses are as follows:

•

We lack a sufficient complement of personnel with an appropriate level of accounting knowledge, training, and experience to appropriately analyze, record and disclose accounting matters timely and accurately. This material weakness contributed to the following additional material weaknesses:

•	We did not design and maintain effective controls over the accounting for preferred stock transactions.

•	We did not design and maintain effective controls over the preparation and review of the statement of cash flows.

These material weaknesses resulted in material misstatements related to our preferred stock, additional-paid-in-capital accounts, and the classification of cash flows from operating and investing activities as of and for the year ended December 31, 2019 which resulted in the restatement of the 2019 consolidated financial statements and resulted in errors corrected in the aforementioned accounts in our December 31, 2020 financial statements.

•

We did not design and maintain effective controls to appropriately reconcile cash receipt and disbursement transactions within our treasury operations accounts at the individual transaction level. This material weakness resulted in material misstatements to our treasury operations liability and treasury operations expense accounts and related disclosures for the period ended December 31, 2017 and immaterial misstatements to the aforementioned accounts and disclosures for the periods ended December 31, 2018, 2019 and 2020.

Additionally, these material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that such material weaknesses could result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. As of the date of this prospectus we have taken the following steps as part of our remediation plan.

•	We recently hired a new Controller with extensive knowledge and experience consulting on public company U.S. GAAP and SEC requirements.

•

We have hired additional technical accounting resources with public company experience to assess complex technical accounting and reporting matters, including accounting for preferred stock transactions and preparing and reviewing the statement of cash flows.

•	We have designed review procedures and implemented enhanced processes and controls for the areas impacted by these material weaknesses.

As of the date of this prospectus we are in the process of implementing the following steps of our remediation plan.

•	We are in the process of developing a timely, automated, systemic reconciliation of our treasury operations accounts inclusive of IT general controls, utilizing individual source system transactions.

•	We continue to hire additional technical accounting resources with public company experience to enhance our accounting and financial reporting function.

•	We will engage third-party resources to supplement our resources and current processes where needed.

•	We will continue to design and refine adequate review procedures and implement improved processes and controls for the areas impacted by these material weaknesses.

We believe the material weaknesses will be fully remediated in 2022, at which time we believe we will have implemented and tested review controls executed by our newly hired resources. We have incurred certain costs associated with the aforementioned remediation activities completed to date, which are reflected in our historical financial statements, and do not expect to incur material costs related to our remaining remediation efforts.

While we believe these efforts will remediate the material weaknesses, we may not be able to complete our evaluation, testing or any required remediation in a timely fashion, or at all. We cannot assure you that the measures we have taken to date and may take in the future will be sufficient to remediate the control deficiencies that led to the identified material weaknesses in internal control over financial reporting or that the measures will prevent or avoid future material weaknesses. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If we are unable to remediate the material weaknesses, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods required under SEC rules, could be adversely affected. This may in turn adversely affect our reputation and business and the market price of our common stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our common stock, and diversion of financial and management resources from the operation of our business.

Customer funds held by us are subject to market, interest rate, credit, and liquidity risks, as well as general political and economic conditions. The loss of these funds could have a material adverse effect on our business, financial condition, and results of operations.

We arrange for funds of our customers, including funds that will be remitted to suppliers, to be held in trust in cash or cash equivalents, and these funds may be invested in highly liquid, investment-grade marketable securities and money market securities from time to time. Nevertheless, our customer fund assets are subject to general market, interest rate, credit, and liquidity risks. These risks may be exacerbated, individually or in aggregate, during periods of heavy financial market volatility. In the event of a financial crisis, such as that experienced in 2008 and such as that which has resulted, or may result, from the COVID-19 pandemic or other similar events, employment levels and interest rates may decrease with a corresponding impact on our business. As a result, we could experience a constriction in the availability of liquidity, which may impact our ability to fulfill our obligations to enable the movement of customer funds to the intended recipients. Additionally, we rely upon certain banking partners and other third parties to originate ACH payments, process checks, execute wire transfers, and issue VCCs, and these banking partners and other third parties could be similarly affected by a liquidity shortage, which may further exacerbate our ability to operate our business. Any material loss of or inability to access customer funds could have an adverse impact on our cash position and results of operations, could require us to obtain additional sources of liquidity, and could have a material adverse effect on our business, financial condition, and results of operations.

We are licensed as a money transmitter (or statutory equivalent) in all U.S. jurisdictions where, to the best of our knowledge, licensure is required for our business. Accordingly, we are subject to direct regulation by the licensing authorities of the jurisdictions where we are licensed. In certain jurisdictions where we operate, we are required to hold eligible liquid assets, as defined by the relevant regulatory authority, equal to at least 100% of the aggregate amount of any outstanding customer liabilities. Our ability to manage and accurately account for the assets underlying our customer funds and comply with applicable liquid asset requirements requires a high level of internal controls. As our business continues to grow and we expand our product offerings, it may be necessary to scale the applicable internal controls. Our success requires significant public confidence in our ability to properly manage our customers’ balances and handle large and growing transaction volumes and amounts of customer funds. Any failure to maintain the necessary controls or to accurately manage our customer funds and the assets underlying our customer funds in compliance with applicable regulatory requirements could result in reputational harm, lead customers to discontinue or reduce their use of our products, and result in significant penalties and fines, up to and including the loss of our state money transmitter licenses, which would materially harm our business.

We depend on banks, bank partners and other third-party service providers to process transactions.

We depend on bank partners and other third-party service providers, including KeyBank, Comdata Inc., Fiserv Solutions and Fidelity Information Services, to process electronic payment transactions and check payments for our customers. We have entered into treasury services agreements and other arrangements with our bank partners and other third-party service providers for payment processing and related services. If these arrangements are terminated for any reason, or if services provided by our bank partners and other third-party service providers are interrupted, we could experience delays, interruptions, and additional costs in processing payments for our customers.

We also depend on third-party service providers for other critical functions, including customer invoicing and scanning solutions. We have entered into service agreements with these third-party service providers for scanning, indexing and related services, and these agreements include significant security, compliance, and operational obligations. If our agreements with the scanning and/or indexing partners are terminated for any reason, we could experience service interruptions as well as delays and additional expenses in arranging for new services.

Our business depends, in part, on our relationships with providers of accounting and ERP solutions.

Our relationships with accounting and ERP solutions partners are integral to our ability to deliver our products and services to our customers. We rely upon their cooperation to develop and maintain integrations between our products and services and their respective solutions. These integrations allow information to be communicated between our products and services and our customers’ accounting systems. These partners may also market and promote our products and services to customers. We may also compete with accounting and ERP solution providers from time to time that have developed or offer third party products and services that are competitive with our products and services.

If our current partners decided instead to design their own AP solutions, that could harm our business.

If we were unable to continue these relationships and add relationships with new accounting and ERP solutions partners, our growth prospects could be negatively impacted by not being able to offer necessary integrations to customers.

Our long-term growth strategy depends, in part, on strategic partnerships and indirect sales partners.

We intend to continue to expand our current strategic partner relationships and to develop new strategic partner relationships to expand our sales and marketing efforts that we believe will allow us to sell and market our services in existing and new markets. Establishing strategic partner relationships, particularly with our financial institution customers and accounting software providers, entails extensive and highly specific upfront sales efforts, with little predictability and various ancillary requirements.

For example, our partners may require us to submit to an exhaustive security audit, given the sensitivity and importance of storing their customer billing and payment data on our platform. As a result, formalizing and maintaining new strategic partner relationships involve a degree of effort and risks that may not be present or that are present to a lesser extent with direct customer sales. With strategic partners, the decision to enter into a relationship with us frequently requires the approval of multiple management personnel and technical personnel. Additionally, sales to strategic partners’ customers may require us to invest more time educating and selling to these potential customers. Purchases of our services by customers of strategic partners are also frequently subject to delays and considerable efforts to negotiate and document relationships with them. Further, we may integrate our platform with our strategic partners’ own websites and apps, which requires significant time and resources to design and deploy both before and after marketing and sales efforts begin. If we are unable to increase sales of our services through strategic partners and to manage the costs associated with these relationships, including without limitation, integrating with their systems and ongoing training for their marketing and sales personnel, our business, financial position, and operating results may be adversely affected.

Our ability to attract new strategic partners may be limited by our commitments to provide our existing strategic partners with certain exclusivity and/or first rights to participate in certain channels or territories. We also may not be able to attract new strategic partners if our potential partners favor our competitors’ products or services over our services or choose to compete with our services directly. Certain of our strategic partners may have the resources and inclination to develop their own solutions to replace ours. Moreover, strategic partners could decide to focus on other market segments. Further, there can be no guarantee that our strategic partners will not choose to terminate their relationships with us for strategic or other reasons. If we are unsuccessful in establishing, growing, or maintaining our relationships with strategic partners, our ability to compete in the marketplace or to grow our revenue could be impaired, and our results of operations may suffer.

The loss of one or more of our key buyers or strategic partners could negatively affect our ability to market our platform.

We rely on our reputation and recommendations from key buyers and strategic partners in order to promote our platform. The loss of any of our key buyers or strategic partners could have a significant impact on our revenues, reputation and our ability to obtain new customers. Some of our key customers have the ability to terminate their existing agreements without cause prior to the expiration of the applicable term. In addition, acquisitions of our buyers could lead to cancellation of our contracts with those customers or by the acquiring companies, thereby reducing the number of our existing and potential customers.

If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success and our business may be harmed.

We believe that a critical component of our success has been our company culture, which is based on our core values of ensuring customer success, focusing on results and striving for excellence. We have invested substantial time and resources in building our team within this company culture. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our company culture. If we fail to preserve our culture, our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives could be compromised, potentially harming our business.

If we fail to offer high-quality customer support, or if our support is more expensive than anticipated, our business and reputation could suffer.

Both our buyers and suppliers rely on our customer support services to resolve issues and realize the full benefits provided by our products and services. High-quality support is also important for the renewal and expansion of our products and services with existing customers. We primarily provide customer support over chat, email and phone-based support. If we do not help our customers quickly resolve issues and provide effective ongoing support, or if our support personnel or methods of providing support are insufficient to meet the needs of our customers, our ability to retain customers, increase the density of our supplier network and acquire new customers could suffer, and our reputation with existing or potential customers could be harmed.

Uncertain or weakened economic conditions, including as a result of COVID-19, may adversely affect our industry, business and results of operations.

Our overall performance depends on economic conditions, which may be challenging at various times in the future. Financial developments seemingly unrelated to us or our industry may adversely affect us. Domestic and international economies have from time-to-time been impacted by falling demand for a variety of goods and services, tariffs and other trade issues, threatened sovereign defaults and ratings downgrades, restricted credit, threats to major multinational companies, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty. For example, COVID-19 has created and may continue to create significant uncertainty in global financial markets and the long-term economic impact of COVID-19 is highly uncertain. We cannot predict the timing, strength or duration of the current or any future potential economic slowdown in the U.S. or globally. These conditions affect the rate of technology spending generally and could adversely affect our customers’ ability or willingness to use our services, delay prospective customers’ purchasing decisions or reduce the value of payments made on our network, any of which could adversely affect our results of operations.

Natural catastrophic events and man-made problems such as power-disruptions, computer viruses, data security breaches, and terrorism may disrupt our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have a large employee presence in Charlotte, North Carolina and smaller employee groups in Houston, Texas, Salt Lake City, Utah, Birmingham, Alabama, Columbus, Mississippi, Somerset, New Jersey and Pembroke, Massachusetts, and our primary co-located data center is located in North Carolina. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, vandalism, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our products, breaches of data security, and loss of critical data, all of which could harm our business, operating results, and financial condition.

Additionally, as computer malware, viruses, and computer hacking, fraudulent use attempts, phishing attacks, and other data security breaches have become more prevalent, we, and third parties upon which we rely, face increased risk in maintaining the performance, reliability, security, and availability of our solutions and related services and technical infrastructure to the satisfaction of our customers. Any such data security breach related to our network infrastructure or information technology systems or to computer hardware we lease from third parties, could, among other things, harm our reputation and our ability to retain existing customers and attract new customers.

In addition, the insurance we maintain may be insufficient to cover, or may not cover, our losses resulting from disasters, cyber-attacks, or other business interruptions, and any incidents may result in loss of, or increased costs of, such insurance.

The COVID-19 outbreak has materially impacted the U.S. and global economies and could have a material adverse impact on our employees, customers and strategic partners.

Beginning in March 2020, the outbreak of COVID-19, or coronavirus, caused by a novel strain of the coronavirus became increasingly widespread in the U.S. and worldwide. Many jurisdictions in the U.S. have limited social mobility and gathering. Many business establishments have closed or restricted hours or operations due to restrictions imposed by the government and many governmental authorities have closed or restricted hours or operations of public establishments, including schools, restaurants and shopping malls. The outbreak has had, and may continue to have for the foreseeable future, a significant negative impact on general economic conditions in both the U.S. and abroad.

Many of our customers have been, and will likely continue to be, negatively impacted by the pandemic and the resulting national, state and local orders and the increase in unemployment. These conditions will likely continue to have negative implications on the demand for goods and services, real estate, public services, the supply chain and the production of goods and transportation which could in turn have a negative impact on our customers and the number of transactions that we process through our systems.

In response to the outbreak, AvidXchange shifted to a work-from-home environment in accordance with its business continuity policy and modified existing business practices particularly around employee travel and the cancellation of physical participation in meetings, events and conferences including our annual customer conference. We may take further action in response to the pandemic and as may be required by government authorities.

The COVID-19 pandemic may also continue to adversely impact our employees and our productivity and the operations of our customers and our strategic partners. The disruption caused by the pandemic may negatively impact our ability to meet customer demand and our revenue and profit margins and we may experience delays or changes in customer demand, particularly if customer funding priorities change.

In addition, the disruption and volatility in the global and domestic capital markets caused by the pandemic may increase the cost of capital and limit our ability to access capital.

Both the health and economic aspects of the pandemic are highly fluid and the future course of each is uncertain. For these reasons and other reasons that may come to light if the COVID-19 pandemic and associated protective or preventative measures expand, we may experience a material adverse impact on our business operations, revenues and financial condition; however, its ultimate impact is highly uncertain and subject to change.

Our risk management efforts may not be effective to prevent fraudulent activities by our customers or their counterparties or third parties, which could expose us to material financial losses and liability and otherwise harm our business.

We offer products and services, including software, that digitize and automate back-office financial operations for a large number of buyers and execute payments to their suppliers. We are responsible for verifying the identity of our buyers and their users, and monitoring transactions for fraud. We and our buyers and our suppliers have been in the past, and will continue in the future to be, targeted by parties who seek to commit acts of financial fraud using techniques such as stolen identities and bank accounts, compromised business email accounts, employee or insider fraud, account takeover, false applications, and check fraud. We may suffer losses from acts of financial fraud committed by our buyers and suppliers and their users, our employees or third-parties.

The techniques used to perpetrate fraud on our platform are continually evolving. In addition, when we introduce new products and functionality, or expand existing products, we may not be able to identify all risks created by the new products or functionality. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to prevent or mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. Furthermore, our risk management policies, procedures, techniques, and processes may contain errors or our employees or agents may commit mistakes or errors in judgment as a result of which we may suffer large financial losses. The software-driven and highly automated nature of our platform could enable criminals and those committing fraud to steal significant amounts of money from businesses like ours. As greater numbers of customers use our platform, our exposure to material risk losses from a single customer, or from a small number of customers, will increase.

Our current business and anticipated growth will continue to place significant demands on our risk management efforts, and we will need to continue developing and improving our existing risk management infrastructure, policies, procedures, techniques, and processes. As techniques used to perpetrate fraud on our platform evolve, we may need to modify our products or services to mitigate fraud risks. As our business grows and becomes more complex, we may be less able to forecast and carry appropriate reserves in our books for fraud related losses.

Further, these types of fraudulent activities on our platform can also expose us to civil and criminal liability, governmental and regulatory sanctions as well as potentially cause us to be in breach of our contractual obligations to our third-party partners and buyers or suppliers.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates.

Our business, which includes payment services, is subject to extensive government regulation and oversight. Our failure to comply with extensive, complex, overlapping, and frequently changing rules, regulations, and legal interpretations could materially harm our business and noncompliance with such laws can subject us to criminal and civil liability.

Financial Services Regulation

In addition to the regulatory regimes described elsewhere, the local, state, and federal laws, rules, regulations, licensing schemes, and industry standards that govern our payment services include, or may in the future include, those relating to banking, invoicing, cross-border and domestic money transmission, foreign exchange, payment processing and settlement services, and escheatment. These laws, rules, regulations, licensing schemes, and industry standards are enforced by multiple authorities and governing bodies in the U.S., including federal regulators, self-regulatory organizations, and numerous state and local authorities.

As a licensed money transmitter in various U.S. states and territories, we are subject to a range of restrictions and ongoing compliance obligations under the money transmitter statutes (or their equivalent) administered by the banking departments of the various U.S. states and territories, including requirements with respect to the investment of customer funds, financial recordkeeping and reporting, reconciliation of customer funds, bonding, minimum capital, disclosure, and inspection, audit or examination by regulatory authorities concerning various aspects of our business. In a number of cases, evaluation of our compliance efforts depends on regulatory interpretations that could change over time. In the past, regulators have identified violations or alleged violations of certain statutory and regulatory regimes, and we have been subject to fines, a state consent order and financial penalties by state regulatory authorities due to their interpretation and application of their respective state money transmitter regime to our business model.

In the future, as a result of the financial services regulations applicable to our business, we will be subject to routine examinations by state and federal regulatory authorities; any identified violations or non-compliance during the course of such examinations could subject us to liability, including governmental fines, restrictions on our business, or other similar enforcement actions, and we could be forced to cease conducting certain aspects of our business with residents of certain jurisdictions, be forced to change our business practices in certain jurisdictions, or be required to obtain additional licenses, regulatory approvals, or other similar authorizations. We cannot make any assurances that we will be able to obtain or maintain any such licenses, regulatory approvals, and other similar authorizations, and there could be substantial costs and potential product changes involved in maintaining any such licenses, approvals, or other similar authorizations, which could have a material adverse effect on our business. In addition, there are substantial costs involved in maintaining and renewing those licenses, regulatory approvals, and other similar authorizations that we currently hold, and we could be subject to fines or other enforcement action if we are found to violate the various requirements applicable to us in connection with maintaining the same. These factors could impose substantial additional costs on us, involve considerable delay to the development or provision of our products or services to our customers, require significant and costly operational changes, or prevent us from providing our products or services in any given market.

Governmental authorities may impose new or additional rules on money transmission, including regulations that:

•	prohibit, restrict, and/or impose taxes or fees on money transmission transactions in, to or from certain countries or with certain governments, individuals, or entities;

•	impose additional customer identification and customer due diligence requirements;

•	impose additional reporting or recordkeeping requirements, or require enhanced transaction monitoring;

•	limit the types of entities capable of providing money transmission services, or impose additional licensing or registration requirements;

•	impose higher minimum capital or other financial requirements;

•	limit or restrict the revenue that may be generated from money transmission, including revenue from interest earned on customer funds, transaction fees, and revenue derived from foreign exchange;

•	require enhanced disclosures to our money transmission customers;

•	require the principal amount of money transmission originated in a country to be invested in that country or held in trust until paid;

•	limit the number or principal amount of money transmission transactions that may be sent to or from a jurisdiction, whether by an individual or in the aggregate;

•

restrict or limit our ability to process transactions using centralized databases, for example, by requiring that transactions be processed using a database maintained in a particular country or region; or

•	impose other requirements in furtherance of their missions.

Other Regulation

Our success and increased visibility may result in increased regulatory oversight and enforcement and more restrictive rules and regulations that apply to our business. We are subject to a wide variety of local, state and federal laws, rules, regulations, licensing schemes, and industry standards in the U.S., which govern numerous areas important to our business; we will likely become subject to additional laws, rules, regulations, licensing schemes, and industry standards in other jurisdictions if we expand our operations internationally in the future. In addition to those laws and regulations described elsewhere, our business is also subject to, without limitation, rules and regulations applicable to: securities, labor and employment, immigration, competition, data usage and marketing and communications practices. These are subject to change, including by means of legislative action and/or executive orders and by way of evolving interpretations and application of existing statutory and regulatory regimes by the applicable regulatory authorities. Thus, it may be difficult to predict how these changes will apply to our business and the way we conduct our operations, particularly as we introduce new products and services and expand into new jurisdictions. We may not be able to respond quickly or effectively to regulatory, legislative, or other developments, which, in turn, may impair our ability to offer our existing or planned features, products, and services and/or increase our cost of doing business.

Although we have a compliance program focused on the laws, rules, regulations, licensing schemes, and industry standards that we have determined apply to our business, and although we continue to prioritize investments in this program, we can make no assurances that our employees or contractors will not violate such laws, rules, regulations, licensing schemes, and industry standards. Any failure or perceived failure to comply with existing or new laws, rules, regulations, licensing schemes, or industry standards (including as a result of any changes to the interpretation or application of the same), may:

subject us to significant fines, penalties, criminal and civil lawsuits, license suspension or revocation, forfeiture of significant assets, audits, inquiries, whistleblower complaints, adverse media coverage, investigations, and enforcement actions in one or more jurisdictions by federal, state, local or foreign regulators, state attorneys general, or private plaintiffs who may be acting as private attorneys general pursuant to various applicable federal, state, and local laws;

•	result in additional compliance and licensure requirements;

•	increase regulatory scrutiny of our business; and

•	restrict our operations and force us to change our business practices or compliance program, make product or operational changes, or delay planned product launches or improvements.

The complexity of U.S. federal and state regulatory and enforcement regimes, coupled with the scope of any future international operations and the evolving regulatory environment, could result in a single event giving rise to many overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions.

Any of the foregoing could, individually or in the aggregate, harm our reputation as a trusted provider, damage our brands and business, cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by violations and to avoid further violations, expose us to legal or regulatory risk and potential liability, and adversely affect our results of operations and financial condition.

We are subject to governmental regulation and other legal obligations related to privacy, data protection, and information security, and our actual or perceived failure to comply with such obligations could harm our business, by resulting in litigation, fines, penalties, or adverse publicity and reputational damage that may negatively affect the value of our business and decrease the value of our common stock. Compliance with such laws could also result in additional costs and liabilities to us or inhibit sales of our products.

Our buyers and other users store personal and business information, financial information and other sensitive information on our platform. In addition, we receive, store, and process personal and business information and other data from and about actual and prospective customers and users, in addition to our employees and service providers. Our handling of data may subject us to a variety of laws and regulations, including regulation by various government agencies. Our data handling also is subject to contractual obligations and industry standards.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use, and storage of data relating to individuals and businesses, including the use of contact information and other data for marketing, advertising, and other communications with individuals and businesses. In the U.S., various laws and regulations apply to the collection, processing, disclosure, and security of certain types of data. The laws and regulations relating to privacy and data security are evolving, can be subject to significant change, and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Additionally, the scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, as a result of the rapidly evolving regulatory framework for privacy issues worldwide.

Any failure or perceived failure by us to comply with laws, regulations, policies, legal, or contractual obligations, industry standards, or regulatory guidance relating to privacy or data security, may result in governmental investigations and enforcement actions, litigation, fines and penalties, or adverse publicity, and could cause our customers and partners to lose trust in us, which could have an adverse effect on our reputation and business. We expect that there will continue to be new proposed laws, regulations, and industry standards relating to privacy, data protection, marketing, consumer communications, and information security, and we cannot determine the impact such future laws, regulations, and standards may have on our business. Future laws, regulations, standards, and other obligations or any changed interpretation of existing laws or regulations could impair our ability to develop and market new functionality, use particular forms of data, and maintain and grow our customer base and increase revenue. Future restrictions on the collection, use, sharing, or disclosure of data, or additional requirements for express or implied consent of our customers, partners, or end users for the use and disclosure of such information could require us to incur additional costs or modify our platform, possibly in a material manner, and could limit our ability to develop new functionality.

As we expand into new jurisdictions, the number of foreign laws, rules, regulations, licensing schemes, and industry standards governing our business will expand. In addition, as we expand our business and develop new products and services, we may become subject to additional laws, rules, regulations, licensing schemes, and industry standards. We may not always be able to accurately predict the scope or applicability of certain laws, rules, regulations, licensing schemes, or industry standards to our business, particularly as we expand into new areas of operations, which could have a significant negative effect on our existing business and our ability to pursue future plants.

We are subject to governmental laws and requirements regarding economic and trade sanctions, export controls, anti-money laundering, and counter-terror financing that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them.

Although we currently only operate in the U.S., in the future, we may seek to expand internationally. In that case, we would become subject to additional laws and regulations, and would need to implement new controls to comply with applicable laws and regulations. We are required to comply with U.S. export control and economic and trade sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC. We have implemented policies and procedures designed to ensure compliance with these regulations and requirements, as well as similar requirements in other jurisdictions, to the extent applicable. However, we cannot assure you that such policies and procedures will effectively prevent violations of these laws in the future. If we fail to comply with applicable export control and economic and trade sanctions laws, we could be subject to fines or other enforcement actions, which could adversely affect our business. We are also subject to various anti-money laundering, or AML, and counter-terrorist financing laws and regulations around the world that prohibit, among other things, our involvement in transferring the proceeds of criminal activities. In the U.S., most of our services are subject to AML laws and regulations, including the Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001, and its implementing regulations, or collectively, the BSA, and other similar laws and regulations. The BSA, among other things, requires money transmitters to develop and implement risk-based AML programs, to report large cash transactions and suspicious activity, and, in some cases, to collect and maintain information about customers who use their services and maintain other transaction records. Regulators in the U.S. and globally continue to increase their scrutiny of compliance with these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor transactions on our system, including payments to persons outside of the U.S. Regulators regularly re-examine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers, and any change in such thresholds could result in greater costs for compliance. Regulators and third-party auditors have identified gaps in our AML program, and we could be subject to potentially significant fines, penalties, inquiries, audits, investigations, enforcement actions, and criminal and civil liability if such gaps are not sufficiently remediated or our AML program is found to violate the BSA by a regulator.

We are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business and reputation.

We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-corruption and anti-bribery laws and regulations in any non-U.S. jurisdictions in which we do business. These laws generally prohibit companies, their employees, and their third-party intermediaries from promising, authorizing, making, offering, or providing, directly or indirectly, anything of value to foreign government officials or commercial partners for the purpose of obtaining or retaining business or securing an improper business advantage. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions.

As we increase our international business, our risks under these laws may increase. Although we currently only maintain operations in the U.S., as we increase our international cross-border business and expand operations abroad, we may engage with business partners and third-party intermediaries to market our services and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities; and we cannot assure that all of our employees and agents will comply with applicable anti-corruption and anti-bribery laws and internal policies.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti- corruption or anti-bribery laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties, injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas are received or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, results of operations, financial condition, and growth prospects could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, data protection, and other losses.

Our agreements with partners and certain customers may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our platform or other contractual obligations. Some of these indemnity agreements provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, operating results, and financial condition. Although we normally limit our liability with respect to such obligations in our contracts with direct customers and with customers acquired through our accounting firm partners, we may still incur substantial liability, and we may be required to cease use of certain functions of our platform or products, as a result of IP-related claims. Any dispute with a customer with respect to these obligations could have adverse effects on our relationship with that customer and other existing or new customers, and harm our business and operating results. In addition, although we carry insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed, or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our offering and adversely affect our operating results.

The vast majority of states have considered or adopted laws that impose tax collection obligations on out-of-state companies. States where we have nexus may require us to calculate, collect, and remit taxes on sales in their jurisdiction. Additionally, the Supreme Court of the U.S. ruled in South Dakota v. Wayfair, Inc. et al (Wayfair) that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer’s state. In response to Wayfair, or otherwise, states or local governments may enforce laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. We may be obligated to collect and remit sales and use tax in states in which we have not historically collected and remitted sales and use tax. A successful assertion by one or more states requiring us to collect taxes where we historically have not or presently do not do so could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us, put us at a perceived competitive disadvantage if they do not impose similar obligations on our competitors, and decrease our future sales, which could adversely affect our business and operating results.

Our ability to use our net operating losses, or NOLs, to offset future taxable income may be subject to certain limitations.

As of December 31, 2020, we had federal and state NOL carryforwards of approximately $338.8 million and $314.8 million, respectively. The federal NOLs include $141.6 million that may be used to offset up to 100% of future taxable income and the federal and state NOLs will begin to expire in the calendar year 2021, unless previously utilized. The NOL carryforwards subject to expiration could expire unused and be unavailable to offset future income tax liabilities.

Under the Tax Cuts and Jobs Act, or the Tax Act, as modified by the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, federal NOLs incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs in taxable years beginning after December 31, 2020 is limited to 80% of taxable income in such years. There is variation in how states have responded and may continue to respond to the Tax Act and CARES Act.

Separately, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. Similar rules may apply under state tax laws. We may have experienced such ownership changes in the past, and we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside our control. We have not conducted any studies to determine if our NOLs could be subject to limitation as a result of such changes in ownership. For these reasons, our ability to utilize our NOL carryforwards and other tax attributes to reduce future tax liabilities may be limited, which would have a material adverse effect on our cash flows and results of operations.

Changes in our effective tax rate or tax liability may adversely affect our operating results.

Our effective tax rate could increase due to several factors, including:

•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate due to differing statutory tax rates in various jurisdictions;

•	changes in tax laws, tax treaties, and regulations or the interpretation of them, including the Tax Act;

•

changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business; and

•	the outcome of current and future tax audits, examinations, or administrative appeals limitations or adverse findings regarding our ability to do business in some jurisdictions.

Any of these developments could adversely affect our operating results.

Any future litigation against us could be costly and time consuming to defend.

We may become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought in connection with intellectual property disputes, claims brought by our customers in connection with commercial disputes, employment claims made by our current or former employees, or claims for reimbursement following misappropriation of customer funds or data.

The software industry is characterized by the existence of many patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights. Companies in the software industry are often required to defend against litigation claims based on allegations of infringement or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims against their use. In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of our software or cease business activities related to such intellectual property. Any inability to license third-party technology in the future would have an adverse effect on our business or operating results and would adversely affect our ability to compete. We may also be contractually obligated to indemnify our customers in the event of infringement of a third party’s intellectual property rights.

Lawsuits are time-consuming and expensive to resolve and they divert management’s time and attention. Although we carry insurance, our insurance may not cover certain future claims, may not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our operating results and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the trading price of our stock.

We cannot predict the outcome of lawsuits and cannot assure you that the results of any such actions will not have an adverse effect on our business, operating results, or financial condition.

Our Senior Secured Credit Facilities and Guaranty Agreement provides our lenders with a first-priority lien against substantially all of our and our subsidiaries’ assets and personal property, and contains financial covenants and other restrictions on our and our subsidiaries’ actions, which could limit our operational flexibility and otherwise adversely affect our financial condition.

Our Senior Secured Credit Facilities and Guaranty Agreement, or our Senior Facilities Agreement, restricts our and our subsidiaries’ ability to, among other things the following (in each case, subject to certain exceptions based on dollar caps or other conditions):

•	incur additional indebtedness;

•

use our and our subsidiaries’ assets as security in other borrowings or transactions or otherwise incur liens upon our and our subsidiaries’ assets and property, including without limitation, accounts receivable, whether now owned or hereafter acquired, or any income or profits therefrom;

•	enter into other agreements that restrict the creation or assumption of liens upon our and our subsidiaries’ properties or assets;

•

enter into other agreements that restrict our subsidiaries’ ability to (i) make dividend payments or certain distributions to us, (ii) repay our subsidiaries’ indebtedness owed to us, (iii) make loans or advances to us, or (iv) transfer property or assets to us;

•	declare dividends or make certain distributions;

•	redeem or repurchase common and preferred capital stock or make payments to retire outstanding warrants, options or other rights to acquire capital stock, in each case;

•	prepay indebtedness (other than indebtedness under, and in connection with, the Senior Facilities Agreement);

•

make purchases or acquisitions of equity interests or assets (including, without limitation, accounts receivable) of other persons or legal entities, in each case, subject to certain exceptions based on dollar caps and other conditions, or make other investments, including, without limitation, investments in our real estate subsidiary, AFV Holdings One, Inc., a North Carolina corporation, joint ventures and foreign subsidiaries (if any);

•	make loans, advances or capital contributions to other persons or legal entities;

•	undergo a merger or consolidation or liquidation or dissolution or other transactions;

•

sell, lease or sublease (as lessor or sublessor), enter into a sale and leaseback with respect to, assign, convey, transfer, license or otherwise dispose of, our or our subsidiaries’ businesses, assets, capital stock or other properties;

•

enter into transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any holder of 5% or more of any class of our or our subsidiaries’ capital stock or with any other affiliate of ours or other affiliate of any such holder;

•	engage in new businesses, other than our primary B2B payments business;

•	amend our and our subsidiaries’ organizational documents; and

•	amend, terminate, or waive any provision of certain of our and our subsidiaries’ material contracts.

Our Senior Facilities Agreement also contains certain financial covenants that prohibit us from (i) allowing our and our subsidiaries’ ratio of total debt to recurring revenue (i.e., our Consolidated Recurring Revenue Ratio, as defined in the Senior Facilities Agreement) as the end of each fiscal quarter to be in excess of prescribed maximums, (ii) allowing our and our subsidiaries’ balance of unrestricted cash-on-hand in the U.S. less our usage of the revolving credit and letter of credit capacity under our Senior Facilities Agreement to be less than the prescribed minimum and (iii) allowing our and our subsidiaries’ segregated cash and cash equivalents balance required to be maintained pursuant to applicable financial services laws (i.e., our Client Funds Coverage Amount, as defined in the Senior Facilities Agreement) to be in excess of the prescribed maximums under a prescribed formula. Our ability to comply with these and other covenants is dependent upon several factors, some of which are beyond our control.

Our or our subsidiaries’ failure to comply with the covenants or payment requirements, or the occurrence of other events specified in our Senior Facilities Agreement, could result in an event of default under the Senior Facilities Agreement, which would give our lenders, in addition to other rights and remedies, the right to terminate their commitments to provide additional loans under the Senior Facilities Agreement and to declare all outstanding loans, together with accrued and unpaid interest and fees and any other outstanding amounts, to be immediately due and payable. In addition, we and our subsidiaries have granted our lenders under the Senior Facilities Agreement first-priority liens against substantially all of our and our subsidiaries’ assets and property as collateral. If the debt under our Senior Facilities Agreement was to be accelerated, we might not have sufficient cash on hand or be able to sell sufficient collateral to repay the obligations then due. In such event, the lenders under our Senior Facilities Agreement would have the right to, among other remedies, enforce liens against our and our subsidiaries assets and property and seek other judicial and non-judicial enforcement of its rights, any or all of which would likely have an immediate adverse effect on our business and operating results.

If we are unable to effectively document or perfect our ownership over our proprietary technology and intellectual property, our ability to protect our proprietary rights against third parties might be adversely affected.

Historically, we have developed our proprietary technology and other intellectual property both internally, through development by our employees and consultants, and externally, through engaging third party developers in the U.S. and abroad. We generally enter into confidentiality and invention assignment agreements with such employees, consultants and third party developers with the expressed intention that we own all proprietary rights in all applicable technology and intellectual property developed during the relationship. However, it is possible that these agreements may not have been properly entered into on every occasion with the applicable counterparty, and if one of these agreements were found to be defective under applicable law, it may not have effectively granted ownership of certain technology or other intellectual property to us. In such an event, there would be a risk that the applicable counterparty would not be available to (or would not be willing to) assist us in perfecting our ownership of the technology or intellectual property, which may have an adverse effect on our ability to protect our proprietary rights over such technology and intellectual property.

If we are unable to obtain necessary or desirable third-party technology licenses, our ability to develop platform enhancements may be impaired.

We utilize commercially available off-the-shelf technology in the development of our products and services. As we continue to introduce new features or improvements to our products and services, we may be required to license additional technologies from third parties. These third-party licenses may be unavailable to us on commercially reasonable terms, if at all. If we are unable to obtain necessary third-party licenses, we may be required to obtain substitute technologies with lower quality or performance standards, or at a greater cost, any of which could harm the competitiveness of our platform and our business. In the future, we could be required to seek licenses from third parties in order to continue offering our products and services or to develop enhancements to our technology, which licenses may not be available on terms that are acceptable to us, or at all. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or enhancements of existing offerings, which could impair our business, financial condition, and results of operations.

We use open-source software in our products, which could subject us to litigation or other actions.

We use open-source software in the development of our products and services. From time to time, there have been claims challenging the ownership of open-source software against companies that incorporate it into their products. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open-source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition, or require us to devote additional research and development resources to change our products. In addition, if we were to combine our proprietary software products with open-source software in a certain manner under certain open-source licenses, we could be required to release the source code of our proprietary software products. If we inappropriately use or incorporate open-source software subject to certain types of open-source licenses that challenge the proprietary nature of our products, we may be required to re-engineer such products, discontinue the sale of such products, or take other remedial actions.

If our technology and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. We may also seek to enforce our proprietary rights through court proceedings or other legal actions. We have filed and we expect to file from time to time for trademark, copyright and patent applications. However, the steps we take to protect our intellectual property rights may be inadequate. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. For example, we have not historically prioritized seeking patent protections for our technology and therefore we may have limited capacity to assert proprietary rights against third parties that may offer similar products, services or functionality. Even in cases where we seek patent protection, we cannot assure that the resulting patents will effectively protect every significant feature of our solutions and any U.S. or other patents issued to us may not be sufficiently broad to protect our proprietary technologies. Specifically, there can be no guarantee that others will not independently develop similar products, duplicate any of our solutions or design around our patents, or adopt similar or identical brands for competing platforms or technology. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Therefore, our registration applications may not be approved, third parties may challenge any copyrights, patents or trademarks issued to or held by us, third parties may knowingly or unknowingly infringe our intellectual property rights, and we may not be able to prevent infringement or misappropriation without substantial expense to us. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand, content, and other intangible assets may be diminished.

Further, intellectual property law, including statutory and case law, particularly in the U.S., is constantly developing, and any changes in the law could make it harder for us to enforce our rights. In addition, we believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand and maintaining goodwill. If we do not adequately protect our rights in our trademarks from infringement and unauthorized use, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. Failure to protect our domain names could also adversely affect our reputation and brand and make it more difficult for subscribers to find our products and services. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our proprietary information. Further, these agreements do not prevent our competitors or partners from independently developing technologies that are substantially equivalent or superior to our platform.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our intellectual property. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. An adverse determination of any litigation proceedings could put our intellectual property at risk of being invalidated or interpreted narrowly and could put our related patents, patent applications and trademark filings at risk of not issuing or being cancelled. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new functionality to our platform, result in our substituting inferior or more costly technologies into our platform, or injure our reputation. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the U.S. and where mechanisms for enforcement of intellectual property rights may be weak. If we fail to meaningfully protect our intellectual property and proprietary rights, our business, operating results and financial condition could be adversely affected.

Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could seriously damage our brand and our business.

Risks Related to Our Initial Public Offering and Ownership of Our Common Stock

The market price of our common stock may be volatile or may decline steeply or suddenly regardless of our operating performance and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment.

The initial public offering price for our common stock will be determined through negotiations between the underwriters and us, and will vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the market price following this offering will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time before this offering. The market price of our common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•

any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

•

additional shares of our common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when applicable “lock-up” periods end;

•	hedging activities by market participants;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of companies in our industry, including our competitors;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us;

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

•	other events or factors, including those resulting from COVID-19, political conditions, election cycles, war or incidents of terrorism, or responses to these events.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many technology companies’ stock prices. Stock prices often fluctuate in ways unrelated or disproportionate to a company’s operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

Moreover, because of these fluctuations, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenues or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings forecasts that we may provide.

Sales of a substantial number of shares of our common stock in the public market, or the perception that they might occur, could cause the price of our common stock to decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers, and significant stockholders. We had a total of 13,650,953 shares of our common stock outstanding as of June 30, 2021. Our executive officers, directors, and other stockholders and optionholders owning substantially all of our common stock and options to acquire common stock will be subject to a lock-up agreement with respect to their shares. These agreements contain several exemptions from the lock-up restrictions. For example, our executive officers may enter into Rule 10b5-1 trading plans under which they would contract with a broker to sell shares of our common stock on a periodic basis. These plans provide for sales to occur from time to time, and sales under such plans that were entered into prior to execution of a lock-up agreement in connection with this offering by our executive officers will not be subject to the additional lock-up period related to this offering.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, whether due to the expiration or release of lock-up restrictions or otherwise, could cause the market price of our common stock to decline or make it more difficult for you to sell your common stock at a time and price that you deem appropriate and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales, or the perception that our shares may be available for sale, will have on the prevailing market price of our common stock.

Certain of our stockholders have rights, subject to some conditions, to require us to file registration statements covering their shares to include their shares in registration statements that we may file for ourselves or our stockholders, subject to market standoff and lockup agreements. The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

In addition, we intend to file registration statements to register shares reserved for future issuance under our equity compensation plans. Subject to the satisfaction of applicable exercise periods and expiration of the lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options or settlement of outstanding RSUs will be available for immediate resale in the U.S. in the open market.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations to date primarily through equity financings, sales of our products and services, and transaction fees. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. Additionally, we expect to continue to invest heavily in our business and expend substantial financial and other resources on:

•	our technology infrastructure, including systems architecture, scalability, availability, performance, and security

•	product development including investments in our product team and the development of new products and new functionality

•	acquisitions or strategic investments

•	sales, marketing and customer success, including an expansion of our sales organization

•	general administration, including increased legal, compliance, risk management and accounting expenses

These investments may not result in increased revenue growth in our business. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, or if we encounter difficulties in managing a growing volume of payments, we may be required to engage in equity or debt financings to secure additional capital, which may be dilutive to our current stockholders. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. Because our decision to issue securities in the future will depend on numerous considerations, including certain factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our current stock and diluting their interests.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our common stock adversely, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our common stock to decline.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. In addition, our Senior Credit Facilities Agreement contains restrictions on our ability to pay cash dividends on our capital stock. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Delaware law and provisions in our amended and restated certificate of incorporation and bylaws that will be in effect on the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Our amended and restated certificate of incorporation and bylaws that will be in effect on the completion of this offering contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include the following:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	permit the board of directors to establish the number of directors and fill any vacancies and newly-created directorships;

•	provide that directors may only be removed for cause;

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	prohibit stockholders from calling special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Any provision of our amended and restated certificate of incorporation or bylaws that will be in effect on the completion of this offering or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. For information regarding these and other provisions, see section titled “Description of Capital Stock — Anti-Takeover Provisions.”

Our amended and restated certificate of incorporation, to be effective immediately prior to the closing of this offering, will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders, or any action asserting a claim for aiding and abetting such breach of fiduciary duty; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, or DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the U.S. will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Our amended and restated certificate of incorporation, to be effective immediately prior to the closing of this offering, will further provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the U.S. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and we cannot assure you that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.

We have broad discretion in how we may use the net proceeds from this offering, and we may not use them effectively.

The principal purposes of this offering are to create a public market for our common stock, facilitate access to the public equity markets, increase our visibility in the marketplace and obtain additional capital to support further growth in our business. Our management will have broad discretion in applying the net proceeds we receive from this offering. We may use the net proceeds (including any additional proceeds that we may receive if the underwriters exercise their option to purchase additional shares of our common stock) to redeem the shares of redeemable preferred stock issuable upon conversion of our senior preferred stock (approximately $169 million), and for general corporate purposes, which we currently expect will include head count expansion, continued investment in our sales and marketing efforts, product development, general and administrative matters, and working capital. We may also use a portion of the net proceeds for acquisitions or strategic investments in complementary businesses, products, services or technologies, although we do not currently have any definitive plans or commitments for any such acquisitions or investments. We may also spend or invest these proceeds in a way with which our stockholders disagree. If our management fails to use these funds effectively, our business could be seriously harmed.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of any second quarter before that time. We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Under the JOBS Act, “emerging growth companies” can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

As a result of becoming a public company, we will be obligated to develop and maintain effective internal control over financial reporting, and if we fail to develop and maintain effective disclosure controls and procedures and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

Upon becoming a public company, we will be required to comply with the SEC’s rules including implementing effective processes and internal control over financial reporting to comply with the Sarbanes-Oxley, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.

Compliance with these requirements may require significant resources and management oversight to maintain and, if necessary, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which would increase our costs and expenses.

We will also be required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent material misstatements due to fraud or error. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on the effectiveness of our internal control over financial reporting, provided that our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, or the date we are no longer an emerging growth company, as defined in the JOBS Act. We could be an emerging growth company for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation. We will be required to disclose material changes made in our internal control over financial reporting on a quarterly basis. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff.

We have already made significant progress towards the challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. During the evaluation and testing process, if we identify material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion on the effectiveness of our internal control, including as a result of the material weaknesses described above, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq exchange.

Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors and securities analysts, and complying with the increasingly complex laws pertaining to public companies. These new obligations and constituents require significant attention from our management team and could divert their attention away from the day-to-day management of our business, which could harm our business, operating results, and financial condition.

An active trading market for our common stock may never develop or be sustained.

We intend to apply to list our common stock on Nasdaq under the symbol “AVDX.” However, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution.

The assumed initial public offering price is substantially higher than the net tangible book value per share of our common stock of $             per share as of             . Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities, goodwill, intangible assets and redeemable non-controlling interest. As a result, investors purchasing common stock in this offering will incur immediate dilution of $             per share, at the initial public offering price of $             per share. This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering.

You will be diluted by the future issuance of common stock, preferred stock or securities convertible into common or preferred stock, in connection with our incentive plans, acquisitions, capital raises or otherwise.

After this offering, we will have outstanding              shares of common stock. Our amended and restated certificate of incorporation, which will become effective prior to the closing of this offering, authorizes us to issue these shares of common stock and options, rights, warrants, and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise.

In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, or debt securities convertible into equity or shares of preferred stock. Issuing additional shares of our capital stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our series 1 common stock or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Shares of preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. See “Description of Capital Stock.”

We have reserved 2,502,017 shares of common stock for issuance under our 2020 Plan, which amount is increased by shares subject to an award under our 2010 Plan or 2017 Plan that expire, are forfeited, or otherwise terminate, or are settled in cash. Any common stock that we issue, including under our 2010 Plan, 2017 Plan and 2020 Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering. We intend to file one or more registration statements on Form S-8 under the Securities Act, to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our 2010 Plan, 2017 Plan or 2020 Plan as well as our new 2021 Plan and ESPP. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. All statements of historical fact included in this prospectus regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus. These forward-looking statements are based on management’s current beliefs, based on currently available information, as to the outcome and timing of future events. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to attract and retain buyers and suppliers;

•	our ability to deepen our relationships with existing customers;

•	our expectations regarding our customer and transaction growth rates;

•	our business plan and beliefs and objectives for future operations;

•	trends associated with our industry and potential market;

•	benefits associated with use of our platform and services;

•	our ability to develop or acquire new solutions, improve our platform and solutions and increase the value of our platform and solutions;

•	our ability to compete successfully against current and future competitors;

•	our ability to further develop strategic relationships;

•	our ability to acquire complementary businesses, products or technology;

•	our plans to further invest in and grow our business, and our ability to effectively manage our growth and associated investments;

•	our ability to timely and effectively scale and adapt our existing technology;

•	our ability to achieve positive returns on investments;

•	our ability to increase or maintain our revenue, our revenue growth rate and gross margin;

•	our ability to generate sufficient revenue to achieve and sustain profitability;

•	our future financial performance, including trends in revenue, cost of revenue, operating expenses, other income and expenses, income taxes, billings and customers;

•	the sufficiency of our cash and cash equivalents and cash generated from operations to meet our working capital and capital expenditure requirements;

•	our ability to raise capital and the loans of those financings;

•	our ability to attract, train and retain qualified employees and key personnel;

•	our ability to maintain and benefit from our corporate culture;

•	our ability to successfully identify, acquire and integrate companies and assets;

•	our ability to successfully enter new markets and manage our international expansion;

•	our ability to maintain, protect and enhance our intellectual property and not infringe upon others’ intellectual property; and

•	our anticipated uses of our net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

MARKET AND INDUSTRY DATA

This prospectus contains estimates and information concerning our industry, including market position and the size and growth rates of the markets in which we participate, that are based on industry publications and reports and other information from our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

Certain information in the text of this prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below:

Mastercard Real-Time Payments Innovation Playbook October 2018 https://www.mastercard.us/content/dam/mccom/en-us/business-payments/documents/real-time-payments-innovation-playbook-october-2018.pdf

Pymnts.com Payables Friction Playbook Payables-Friction-Playbook_09_2019.pdf (pymnts.com)

AP Automation Market — Global Forecast to 2024 — ResearchAndMarkets.com | Business Wire

2019 AFP Payments Fraud and Control Survey. https://www.afponline.org/docs/default-source/registered/2021_paymentsfraudsurveyreport-highlights-2.pdf

Certain information included in this prospectus concerning our industry and the markets we serve, including our market share, is also based on our good-faith estimates derived from management’s knowledge of the industry and other information currently available to us.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately                  million (or approximately                  million if the underwriters exercise their option to purchase additional shares of our common stock in full) based on an assumed initial public offering price of                  per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of                  per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately                  million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately                  million, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

We intend to use the net proceeds from this offering (including any additional proceeds that we may receive if the underwriters exercise their option to purchase additional shares of our common stock) to redeem the shares of redeemable preferred stock issuable upon conversion of our senior preferred stock (approximately $169 million), and for general corporate purposes, which we currently expect will include headcount expansion, continued investment in our sales and marketing efforts, product development, general and administrative matters, and working capital. We may also use a portion of the net proceeds for acquisitions or strategic investments in complementary businesses, products, services, or technologies, although we do not currently have any definitive plans or commitments for any such acquisitions or investments. We cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared nor paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our common stock in the foreseeable future. In addition, we expect to enter into a new revolving credit facility in connection with the closing of this offering, which may restrict our ability to pay dividends. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including: our actual and projected financial condition, liquidity and results of operations; our capital levels and needs; tax considerations; any acquisitions or potential acquisitions that we may examine; statutory and regulatory prohibitions and other limitations; the terms of any credit agreements or other borrowing arrangements that restrict the amount of cash dividends that we can pay; general economic conditions; and other factors deemed relevant by our board of directors. We are not obligated to pay dividends on our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the redemption of the shares of redeemable preferred stock issuable upon conversion of our senior preferred stock; (ii) the conversion of our preferred stock (other than our senior preferred stock) into common stock in connection with this offering; (iii) the conversion of the convertible common stock issuable upon conversion of our senior preferred stock into                 shares of common stock in connection with this offering, assuming an offering price at the midpoint of the price range on the front cover of this prospectus; and (iv) the filing of our amended and restated certificate of incorporation, which will be in effect on the completion of this offering, and the                :1 forward stock split of our common stock that will be effected prior to the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) the cash used to redeem the senior preferred stock and (iii) the sale and issuance by us of                 shares of our common stock in this offering.

	As of June 30, 2021
(in thousands)	Actual	Pro Forma		Pro Forma As Adjusted
Cash and cash equivalents	$202,938	$		$

Total debt, including current portion:
Senior secured credit facility (1)	101,684
Revolving credit facility	—
Promissory note in land acquisition	3,000

Total debt	104,684		—		—

Senior preferred stock, $0.001 par value per share, 2,722,166 shares authorized, 2,722,166 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	153,764

Redeemable preferred stock, $0.001 par value per share, 350,000 shares authorized, no shares issued and outstanding, actual; 350,000 shares authorized and 169,000 shares issued pro forma and no shares authorized, issued and outstanding, pro forma as adjusted.

Preferred stock, $0.001 par value per share, 37,400,000 shares authorized, 27,359,830 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	688,266

Stockholders’ (deficit) equity:

Preferred stock, $0.001 par value per share, no shares authorized, issued and outstanding, actual; 50,000,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—

Convertible common stock, $0.001 par value per share, 750,000 shares authorized, no shares issued and outstanding, actual; 750,000 shares authorized and 696,402 shares issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	—

Common stock, $0.001 par value per share, 60,000,000 shares authorized, 13,650,953 shares issued and outstanding, actual; 750,000,000 shares authorized, shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	14
Additional paid-in capital	209,331
Accumulated deficit	(768,717)

Total stockholders’ (deficit) equity	(559,372)		—		—

Total capitalization	$387,342		$—		$—

[1]	Net of debt issuance costs of $3.5 million actual, and $ million pro forma and pro forma as adjusted.

The number of shares of common stock that will be outstanding after this offering is based on                 shares of common stock outstanding as of June 30, 2021, on a pro forma basis, and excludes                 shares of common stock reserved for future issuance under our 2021 incentive award plan as of June 30, 2021, on a pro forma basis. You should read this in conjunction with the information regarding the number of shares of common stock issuable upon conversion of the shares of convertible common stock issuable upon conversion of our senior preferred stock, found in “The Offering — Additional Shares of Common Stock Issuable Upon Conversion of the Senior Preferred” included elsewhere in this prospectus.

You should read this information in conjunction with our consolidated financial statements and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

DILUTION

If you invest in shares of our common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma net tangible book value per share of our common stock immediately following consummation of this offering. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of our common stock then issued and outstanding. Pro forma net tangible book value per share gives effect to (i) the sale by us of                 shares of common stock in this offering, at an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the cash used to redeem the shares of redeemable preferred stock issuable upon conversion of the senior preferred stock and (iii) the application of the estimated net proceeds from this offering as described under “Use of Proceeds.”

Our net tangible book value as of June 30, 2021 was $                 , or $                 per share. Our pro forma net tangible book value as of June 30, 2021 was $                 million, or $                 per share of our common stock. This represents an immediate decrease in pro forma, net tangible book value per share of our common stock of $                 to our existing stockholders and an immediate dilution of $ per share of our common stock to new investors purchasing our common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share of common stock		$
Net tangible book value (deficit) per share as of June 30, 2021	$
Increase (decrease) in pro forma net tangible book value (deficit) per share attributable to new investors purchasing our common stock in this offering	$

Pro forma net tangible book value (deficit) per share of common stock after this offering		$

Dilution per share to new investors purchasing our common stock in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma, net tangible book value (deficit) after this offering by $                 and $                 per share and decrease (increase) the dilution to new investors by $                 and $                 per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remained the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma net tangible book value (deficit) after this offering by $                 and $                 per share and decrease (increase) the dilution in pro forma to investors participating in this offering by $                 and $                 per share, assuming the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover of this prospectus, remained the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the pro forma net tangible book value (deficit) per share as June 30, 2021 would be $                 per share, and the dilution in pro forma net tangible book value (deficit) per share to new investors purchasing our common stock in this offering would be $                 per share.

The following table summarizes, as of June 30, 2021, on a pro forma basis as described above, the differences between the number of shares of common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by the new investors purchasing our common stock in this offering, at an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the front cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
	(in thousands)			(in thousands)
Existing Stockholder			%	$		%	$
New investor

Total			%	$		%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $                 and increase (decrease) the percentage of total consideration paid by new investors by                 %, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remained the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) total consideration paid by new investors by $                 and increase (decrease) the percent of total consideration paid by new investors by                 %, assuming the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover of this prospectus, remained the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of shares of our common stock held by existing stockholders will be reduced to                 % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to                 shares, or                 % of the total number of shares of our common stock outstanding after this offering.

The discussion and tables above are based on                 shares of our common stock outstanding as of June 30, 2021, and exclude the shares of common stock reserved for future issuance under the 2021 incentive award plan. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Prospectus Summary—Summary Consolidated Financial and Other Data” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our year end is December 31, and our fiscal quarters end on March 31, June 30, September 30, and December 31.

Overview

We are a leading provider of AP automation software and payment solutions for middle market businesses and their suppliers. Our SaaS-based, end-to-end software and payment platform digitizes and automates the AP workflows for more than 7,000 businesses (our buyers) and we have made payments to more than 700,000 supplier customers of our buyers (suppliers) over the past five years. While acquiring new and retaining existing relationships with buyers and suppliers are important to our business, the growth of our business is ultimately dependent upon the number of transactions we process, as well as our total payment volume. We developed our technology platform through years of working to solve our buyers’ unique middle market workflow challenges. Leveraging our deep domain expertise, we purpose-built a powerful two-sided network that connects buyers and suppliers, drives digital transformation, increases efficiency and accuracy in AP workflows, accelerates payments, enables insight into critical analytics, and lowers operating costs for our buyers.

We transform the way AP works for the middle market. Our platform was purpose-built for the middle market since we wrote our first line of code, based on our desire to deal with the business process complexities of our initial customers. Our intuitive user interfaces are an entry point to a broader user experience emphasizing visibility and control. The SaaS-based technical underlayer drives digital transformation and provides the scalability to grow with our buyers. We built our business to solve this gap for the middle market and believe we have become a uniquely strategic platform for our customers’ CFOs, treasurers and finance teams by digitally transforming how they receive, manage and pay their bills. Supported by deep integrations to our customers’ middle market oriented accounting and information systems, our platform automates the end-to-end AP workflows for our buyers and enhances the payment experience for our suppliers. We provide a SaaS-based solution automating and digitizing the capture, review, approval and payment of invoices for our buyers. Our two-sided payments network then connects our buyers with their suppliers, enabling invoice payments on behalf of a buyer and according to the supplier’s business rules, payment preferences and remittance data. We support a variety of payment methods depending on the supplier’s preference, including VCC, enhanced ACH (our AvidPay Direct) and physical check, while delivering rich remittance data to streamline the reconciliation process. Finally, we provide cash management solutions to our supplier network that include tools that provide a comprehensive view of invoices and an accelerator feature (our Invoice Accelerator). These additional features, and others in our product pipeline, allow us to both monetize and increase engagement on our two-sided payments network.

We do not have significant customer concentration in our business, with no single customer contributing more than 6% of 2020 revenue and with our top 10 customers contributing less than 15% of revenue in 2020 as well as the first six months of 2020 and 2021. Our customers operate across a variety of verticals in which we have deep domain expertise, including real estate, HOAs, construction, financial services (including banks and credit unions), healthcare facilities, social services, education, and media. In 2020, we processed approximately 53 million transactions representing over $145 billion in spend under management across our platform and, of that, moved $38 billion in total payment volume from our buyers to their suppliers. Spend under management represents the sum of (i) the aggregate dollar amount of payments processed by us, plus (ii) the aggregate dollar amount represented by the total number of invoices processed by us, in each case, during the specified period. As described in more detail below, we generate revenue from each transaction processed on a per transaction basis and earn interchange revenue from a portion of the total payment volume.

AvidXchange was founded in 2000 to serve the AP automation needs of the middle market. In 2012, in response to customer demand for more efficient payment methods, we launched the AvidPay Network. Since 2012, we have had substantial growth, both organic and through a series of strategic acquisitions allowing us to expand the vertical markets that we serve. Key milestones in our journey included the following:

avidxchange™

avidxchange founded in Charlotte, NC
5M transactions processed
Launch of the AvidPay Network
10M transactions processed
Acquisition of PIRACLE
Acquisition of STRONGROOM
23M transactions processed
Strategic partnership with KeyBank
Strategic partnership with mastercard Fifth Third Bank
37M transactions processed
Acquisition of Ariett
Strategic partnership with CONCUR
Acquisition of BankTEL
Strategic partnership with REALPAGE
Strategic partnership with
53M transactions processed
Acquisition of Core Associates
Acquisition of fastpay
2000
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

We have achieved significant growth through our recurring revenue business model, which gives us visibility into future periods and which is leading to increasing gross margins as we grow our revenue base. We generated revenue of $149.6 million in 2019 and $185.9 million in 2020, representing year-over-year growth of 24.3%. Our gross profit was $62.6 million in 2019 and $85.1 million in 2020, resulting in gross margin of 41.9% in 2019 and 45.8% in 2020. Our Non-GAAP gross profit was $78.6 million in 2019 and $102.3 million in 2020, resulting in Non-GAAP gross margin in 52.5% in 2019 and 55.0% in 2020. Our net loss was $93.5 million in 2019 and $102.9 million in 2020, and we have generated a net loss of more than $489.0 million since inception. See the section titled “Summary Consolidated Financial and Other Data — Key Performance Indicators and Non-GAAP Measures” for a discussion of the limitations of Adjusted EBITDA, Non-GAAP gross profit and Non-GAAP gross margin and reconciliations of these non-GAAP measures to the most comparable GAAP measures for the periods presented.

Our Business and Revenue Model

We sell our solutions through a hybrid go-to-market strategy that includes direct and indirect channels. Our direct sales force leverages their deep domain expertise in select verticals and over 120 referral relationships with integrated software providers, financial institutions and other partners to identify and attract buyers that would benefit from our AP software solutions and the AvidPay Network. Our indirect channel includes reseller partners and other strategic partnerships such as Mastercard, through MasterCard’s B2B Hub, which includes Fifth Third Bank and Bank of America, and other financial institutions, such as KeyBank, and third-party software providers such as MRI Software, RealPage and SAP Concur. Our referral and indirect channel partnerships provide us greater reach across the market to access a variety of buyers.

One of the ways that we evaluate our revenue model is by looking at our net transactions processed retention rate. We define our net transactions processed retention rate as the number of total transactions processed for a set of customers in a given year divided by the number of total transactions processed for that same set of customers in the prior year. This metric allows us to quantify the activity of a cohort of customers over time and illustrates both retention and expansion of the volume of total transactions processed for that cohort of customers. Our net transactions processed retention rate from 2018 to 2019 was 105%, and our net transactions processed retention rate from 2019 to 2020 was 102%.

We have a highly visible revenue model based on the durability of our buyer relationships and the recurring nature of the revenues we earn. Our revenues are derived from multiple sources, predominantly through software revenue from our buyers and revenue from payments made to their suppliers. The table below represents our revenues disaggregated by type of service performed:

	Years Ended		Six Months Ended June 30,
	2020	2019	2021	2020
Software revenue	$68,062,964	$50,146,554	$42,071,205	$33,012,350
Payment revenue	115,745,382	98,335,115	70,619,565	51,807,042
Services revenue	2,119,293	1,102,385	1,277,055	645,869

Total revenues	$185,927,639	$149,584,054	$113,967,825	$85,465,261

Software Revenue

We generate software revenue from our buyers primarily through (i) fees calculated based on the number of invoices and payment transactions processed and (ii) recurring maintenance and SaaS fees. Software revenue is typically billed to and paid by our buyers on a monthly basis. Our software offerings, many of which are built for specific verticals, address the needs of buyers and together they comprise our suite of predominately cloud-based solutions designed to manage invoices and automate the AP function. We generally sign multi-year contracts with buyers and revenue is recognized over the term of the contract. We also receive initial upfront implementation fees and software maintenance fee revenue for ongoing support, which are recognized ratably over the term of the applicable support period.

Payment Revenue

We generate revenue from the payments our buyers make to their suppliers through (i) offering electronic payment solutions to suppliers, (ii) fees charged to suppliers using our invoice factoring product, and (iii) interest on funds held for buyers pending disbursement.

Our electronic payment solutions currently include VCC and an enhanced ACH payment product, or AvidPay Direct, which eliminate paper checks and increase the speed to payment for the supplier. AvidPay Direct also provides suppliers with enhanced remittance data allowing the supplier to reconcile the payment and the underlying invoice. VCC revenues result from interchange fees applied to the spend processed and are recorded net of fees and incentives. AvidPay Direct revenue is based on a per transaction fee that we charge to suppliers that generally includes a cap and is based on the spend per payment and is recorded net of incentives.

Our invoice factoring product, Invoice Accelerator, provides certain suppliers with the opportunity to better manage cash flows and receive payments even faster by allowing suppliers to receive advance payment on qualifying invoices. Revenues are generated on a per transaction basis for each payment that is advanced. We currently fund the purchase of invoices from our balance sheet.

Interest income represents interest received from buyer deposits held during the payment clearing process. We receive interest on funds held through our contractual relationship with our buyers.

Impact of Covid-19 Pandemic

Notwithstanding current vaccinations and the gradual re-opening of the U.S. economy, the global COVID-19 pandemic continues to adversely affect commercial activity and has contributed to significant volatility in the financial markets which may continue. Our revenue was adversely affected in 2020 by COVID-19 due to a reduction in spending and closures or slowdowns of certain of our buyer’s businesses. The impact has been higher in certain industry verticals or segments such as HOAs and commercial real estate, with certain buyers tightly managing spend and hesitating to start new implementation projects. However, no material changes have occurred in implementation timelines as a whole. On the other hand, the pandemic has also increased interest and, for certain buyers, accelerated the usage of payment automation technologies such as ours. The COVID-19 pandemic has, on balance, continued to have an adverse effect on our acquisitions of new buyers and suppliers and on sales of new transactions, and thus will likely have an adverse impact on revenue in 2021, which we believe is due to a slow down in commercial activity of some of our buyers, including from continued interruptions in supply chains caused by the pandemic.

Key Factors Affecting Our Performance

Acquiring new buyers and suppliers

To sustain our growth, we need to continue to sell our AP software and payment solutions to new buyers. New buyers add software revenue and new buyers that use our payment solutions will allow us to continue adding new suppliers to our network, increasing payment volume across our platform and providing us with the opportunity to generate additional revenue from the payments our buyers make to their suppliers. Our financial performance will depend in large part on the overall demand for our platform particularly from middle market buyers and their suppliers.

Expanding our relationships with existing buyers and suppliers

The growth of our software revenue is dependent upon the number of invoice and payment transactions processed across our platform. The number of transactions that our buyers submit through our platform is often based on their experience implementing and using our products and services, realized or perceived value, and confidence in the accuracy and timeliness of our services. Although we often include minimum transaction commitments in our buyer agreements, our growth is dependent on our buyers using our platform to process their invoice and payment transactions and otherwise serve their AP needs.

Payment revenue is a significant component of our overall revenue and is dependent upon the payment spend volume submitted by our buyers and processed through our AvidPay Network. Payment revenue is also dependent upon the continued acceptance by suppliers in our network of electronic payment types that result in interchange revenue. Our growth will depend on our continued ability to deliver electronic payments to existing suppliers in a manner that is consistent with their internal business rules, payment preferences, and perceived value.

We also experience growth from buyers when we cross sell existing products and services or introduce new products and services.

Investing in sales and marketing

We intend to increase our sales and marketing spend to drive awareness and generate demand to acquire new buyers and to grow our supplier network. We also intend to invest in new relationships with accounting software providers and other strategic partners. Our investments in supporting these relationships have been significant and will continue, and we expect such investments to include education and training initiatives such as webinars, industry trade show presentations, and developing sell-sheet case studies. We expect our sales and marketing expenses to increase as we continue to grow.

Growing our network

We will continue to add buyers and suppliers to our proprietary AvidPay Network and to invest in features and functionality to drive value across our network. We expect to add payment methods to our platform over time.

Investing in our platform and products

We are making significant investments in our technology to maintain and enhance our position as a leading provider of AP automation software and payment solutions for middle market businesses and their suppliers. To drive adoption and increase penetration within our base, we have and will continue to introduce new products and features. We believe that investment in research and development contributes to our long-term growth but may also negatively impact our short-term profitability. We will continue to leverage emerging technologies and invest in the development of more features that meet and anticipate the needs of both buyers and suppliers. As a result, we expect our expenses related to research and development to increase as we continue to grow. These efforts will require us to invest significant financial and other resources.

Pursue strategic mergers and acquisitions

We will continue to supplement our organic growth by pursuing strategic mergers and acquisitions to expand into new verticals and horizontal capabilities, capture unmonetized or under-monetized spend, and enhance and expand products and capabilities.

In July 2021, we acquired all of the equity interests of FastPay, a leading provider of payments automation solutions for the media industry. This acquisition expands our portfolio of automated payments technologies and services to middle market companies across the media landscape in the U.S.

Key Business Metrics

We regularly review several business metrics, as presented in the table below, to measure our performance, identify trends affecting our business, prepare financial projections, and make strategic decisions. We believe that these key business metrics provide meaningful supplemental information for management and investors in assessing our historical and future operating performance. The calculation of the key metrics and other measures discussed below may differ from other similarly-titled metrics used by other companies, securities analysts or investors.

	Year Ended December 31,			Six Months Ended June 30,
	2020	2019	Percentage Change	2021	2020	Percentage Change
Transactions Processed	52,757,295	44,825,421	17.7%	29,880,127	24,647,693	21.2%
Transaction Yield	$3.52	$3.34	5.4%	$3.81	$3.47	9.8%
Total Payment Volume (in millions)	$37,880	$28,172	34.5%	$23,003	$16,876	36.3%

Transactions processed

We believe that transactions processed is an important measure of our business because it is a key indicator of the use by both buyers and suppliers of our solutions and our ability to generate revenue, since a majority of our revenue is generated based on transactions processed. We define transactions processed as the number of invoice transactions and payment transactions, such as invoices, purchase orders, checks, ACH payments and VCCs, processed through our platform during a particular period.

Transaction yield

We believe that transaction yield is an important measure of the value of solutions to buyers and suppliers as we scale. We define transaction yield as the total revenue during a particular period divided by the total transactions processed during such period.

Total payment volume

We believe total payment volume is an important measure of our AvidPay Network business as it quantifies the demand for our payment services. We define total payment volume as the dollar sum of buyers’ AP payments paid to their suppliers through the AvidPay Network during a particular period.

Certain Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures, as described below, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may be different than similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

We believe that these non-GAAP financial measures provide useful information about our financial performance, enhance the overall understanding of our past performance and prospects, and allow for greater transparency with respect to important metrics used by our management for financial and operational decision-making. We are presenting these non-GAAP metrics to assist investors in seeing our financial performance using a management view. We believe that these measures provide an additional tool for investors to use in comparing our core financial performance over multiple periods with other companies in our industry.

	Year Ended December 31,		Six Months Ended June 30,
Other Financial and Operating Data:	2020	2019	2021	2020
(in thousands, except percentages)
GAAP gross profit	$85,149	$62,623	$58,908	$36,349
Non-GAAP gross profit(1)	102,342	78,565	68,557	44,876
GAAP gross margin	45.8%	41.9%	51.7%	42.5%
Non-GAAP gross margin(1)	55.0%	52.5%	60.2%	52.5%
GAAP net loss	(102,911)	(93,546)	(94,781)	(51,371)
Non-GAAP net loss(2)	(67,902)	(70,209)	(30,558)	(36,859)
Adjusted EBITDA(3)	(32,723)	(37,438)	(12,080)	(19,550)
Net cash used in operating activities	(44,129)	(61,791)	(41,093)	(26,616)
Free cash flow(4)	(56,153)	(71,084)	(49,515)	(32,332)

(1)

We define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, excluding stock-based compensation expense and depreciation and amortization expense. We believe non-GAAP gross profit and non-GAAP gross margin provide our management and investors consistency and comparability with our past financial performance and facilitate period-to-period comparisons of operations by eliminating the uneven impact of non-cash equity compensation expense and depreciation and amortization expense in order to assess our core operating results. See “Prospectus Summary — Summary Consolidated Financial and Other Data — Reconciliation from Revenue to Non-GAAP Gross Profit and Non-GAAP Gross Margin” for a reconciliation to GAAP.

(2)

We define Non-GAAP net loss as our net loss before amortization of acquired intangible assets, impairment and write-off of intangible assets, provision for income taxes, stock-based compensation expense, transaction and acquisition-related costs, change in fair value of derivative instrument, and non-recurring items not indicative of ongoing operations for our business. Non-GAAP net loss provides investors with greater transparency to the information used by management in its financial and operational decision-making and when viewed in combination with our results prepared in accordance with U.S. GAAP, it provides a more complete understanding of the factors and trends affecting our business and performance. See “Prospectus Summary — Summary Consolidated Financial and Other Data — Reconciliation from Non-GAAP Net Loss” for a reconciliation to GAAP.

(3)

To provide investors with additional information regarding our financial results, we have disclosed here adjusted EBITDA, a non-GAAP financial measure that we define as our net loss before depreciation and amortization of property and equipment, amortization of software development costs, amortization of acquired intangible assets, impairment and write-off of intangible assets, interest income and expense, income tax expense, stock-based compensation expense, transaction and acquisition-related costs expensed, and non-recurring items not indicative of ongoing operations for our business. We have included adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. See “Prospectus Summary — Summary Consolidated Financial and Other Data — Reconciliation of Net Loss to Adjusted EBITDA” for a reconciliation to GAAP.

(4)

To provide investors with additional information regarding our financial results, we have also disclosed here and elsewhere in this prospectus free cash flow, a non-GAAP financial measure that we calculate as net cash used in operating activities less capital expenditures, which consist of purchases of property and equipment, and internally developed intangible assets. See “Prospectus Summary — Summary Consolidated Financial and Other Data — Reconciliation of Net Cash Used in Operating Activities to Free Cash Flow” for a reconciliation to GAAP.

Components of Results of Operations

Revenue

We generate revenue from the following sources: (i) software, (ii) payments, and (iii) services.

Software Revenue

We generate software revenue from our buyers primarily through (i) fees calculated based on the number of invoices and payment transactions processed and (ii) recurring maintenance and SaaS fees. Software revenue is typically billed to and paid by our buyers on a monthly basis. Our software offerings, many of which are built for specific verticals, address the needs of buyers and together they comprise our suite of predominately cloud-based solutions designed to manage invoices and automate the AP function. We generally sign multi-year contracts with buyers and revenue is recognized over the term of the contract. We also receive initial upfront implementation fees and software maintenance fee revenue for ongoing support, which are recognized ratably over the term of the applicable support period.

Payment Revenue

We generate revenue from the payments our buyers make to their suppliers through (i) offering electronic payment solutions to suppliers, (ii) fees charged to suppliers from our invoice factoring product, and (iii) interest on funds held for buyers pending disbursement.

Our electronic payment solutions currently include VCC and an enhanced ACH payment product, or AvidPay Direct, which eliminate paper checks and increase the speed to payment for the supplier. AvidPay Direct also provides suppliers with enhanced remittance data allowing the supplier to reconcile the payment and the underlying invoice. VCC revenues result from interchange fees applied to the spend processed and are recorded net of fees and incentives. AvidPay Direct revenue is based on a per transaction fee that we charge to suppliers that generally includes a cap and is based on the spend per payment and is recorded net of incentives.

Our invoice factoring product, Invoice Accelerator, provides certain suppliers with the opportunity to better manage cash flows and receive payments even faster by allowing suppliers to receive advance payment on qualifying invoices. Revenues are generated on a per transaction basis for each payment that is advanced. We currently fund the purchase of invoices from our balance sheet.

Interest income represents interest received from buyer deposits held during the payment clearing process. We receive interest on funds held through our contractual relationship with our buyers.

Services Revenue

Services revenue includes fees charged to process buyer change in service requests.

We expect our total revenue to increase year over year due to an increase in the number of buyers and transactions processed, and that payment revenue will comprise a greater proportion of total revenue as the volume of transactions on the AvidPay Network continues to increase.

Cost of Revenues and Operating Expenses

Cost of Revenues — Cost of revenues includes personnel related costs, which include direct compensation, fringe benefits, short- and long-term incentive plans and stock-based compensation expense. Cost of revenues includes teams responsible for buyer and supplier onboarding and setup, invoice processing, payment operations, money movement execution, and customer service. Personnel costs also include internal labor associated with the employees who monitor the performance and reliability of our buyer and supplier solutions and the underlying delivery infrastructure (i.e., application and data hosting administration, product support and escalations, payment monitoring and settlement functions).

Cost of revenues also includes external expenses that are directly attributed to the processing of invoice and payment transactions. These expenses include the cost of scanning and indexing invoices, printing checks, postage for mailing checks, expenses for processing payments (ACH, check, and wires), bank fees associated with buyer deposits held during the payment clearing process, and other transaction execution costs. Additionally, cost of revenues includes fees paid to third parties for the use of their technology, data hosting services, and customer relationship management tools in the delivery of our services or in supporting the delivery infrastructure and adjustments to the allowance for uncollectible advancements processed through Invoice Accelerator. Lastly, cost of revenue includes estimates for losses from leakage that occurs in treasury operations.

We have elected to exclude amortization expense of capitalized developed software and acquired technology, as well as allocations of fixed asset depreciation expense and facility expenses from cost of revenues.

We expect our cost of revenue as a percentage of revenue to decrease as we continue to realize operational efficiencies and shift more of our transactions to electronic payments.

Sales and Marketing — Sales and marketing consists primarily of costs related to our direct sales force and partner channels that are incurred in the process of setting up go-to-market strategies, generating leads, building brand awareness and acquiring new buyers and suppliers, including efforts to convert suppliers from paper check payments to electronic forms of payments and efforts to enroll them into the Invoice Accelerator solution.

Personnel costs include salaries, wages, direct and amortized sales commissions, fringe benefits, short- and long-term incentive plans and stock-based compensation expense. Most of the commissions paid to the direct sales force are incremental based upon invoice and payment volume from the acquisition of a new buyer and are deferred and amortized ratably over an estimated benefit period of five years.

The partner ecosystem consists of reseller, referral and accounting system partners. Compensation paid to referral and accounting system partners in exchange for the referral and marketing efforts of the partner is classified as sales and marketing expense.

In addition, we focus on generating awareness of our platform and products through a variety of sponsorships, user conferences, trade shows, and integrated marketing campaigns. Costs associated with these efforts, including travel expenses, external consulting services, and various technology applications are included in sales and marketing as well.

We expect our sales and marketing expenses to increase in absolute dollars while remaining fairly consistent as a percentage of revenue as we continue to expand our market presence, grow our customer base, and continue to develop new offerings to sell to our buyers and suppliers. We are focused on the efficient deployment of marketing resources to drive our sales efforts and expect to continue to increase marketing over the coming periods.

Research and Development — Research and development efforts focus on the development of new products and business intelligence tools or enhancements to existing products and applications, as well as large scale infrastructure projects that improve the underlying architecture of our technology.

The main contributors of research and development costs are (i) personnel related expenses, including fringe benefits, short- and long-term incentive plans and stock-based compensation expense, and (ii) fees for outsourced professional services. We capitalize certain internal and external development costs that are attributable to new products or new functionality of existing products and amortize such costs to depreciation and amortization on a straight-line basis over an estimated useful life, which is generally three years.

We also incur research and development costs attributed to the use of software tools and technologies required to facilitate the research and development activities. Examples of such costs include fees paid to third parties to host lower technical environments and the associated virtual machine ware fees paid to support agile development efforts, and fees paid for software tools and licenses used in quality control testing and code deployment activities.

We expect our research and development expense to increase in absolute dollars, but to decrease as a percentage of revenue as we are able to efficiently deploy our development resources against a larger revenue base.

General and Administrative — General and administrative expenses consist primarily of our finance, human resources, legal and compliance, facilities, information technology, administration, and information security organizations. Significant cost contributors are (i) personnel expenses, including fringe benefits, short- and long-term incentive plans and stock-based compensation expense, and (ii) costs of software applications, including end user computing solutions, and various technology tools utilized by these organizations. Occupancy expenses, which include personnel, rent, maintenance and property tax costs are not allocated to other components of the statements of operations and remain in general and administrative expenses. General and administrative expenses are reduced by incentives we have received from state and local government agencies as part of various local job development investment grants.

We expect our general and administrative expenses to increase in both absolute dollars and as a percentage of revenue over the next two years, as we continue to build out our infrastructure to support our life as a public company, and to support our greater customer base. After approximately two years we expect these expenses to decrease as a percentage of revenue as a large portion of this public company infrastructure investment is comprised of fixed costs.

Impairment and Write-Off of Intangible Assets — Impairment and write-off of intangible assets is the reduction from carrying value to fair value for assets or asset groups whose carrying value is not recoverable and also includes charges determined based on our estimation of the amount of obsolescence of previously capitalized software development costs.

Depreciation and Amortization — Depreciation and amortization expense includes depreciation of property and equipment over the estimated useful life of the applicable asset, as well as amortization of acquired intangibles (i.e., technology, customer list and tradename) with a useful life between 3 and 12 years, and amortization of capitalized software development costs with an estimated benefit of 3 years.

Other Income (Expense) — Other income (expense) consists primarily of interest expense on our bank borrowings and headquarter finance leases, offset by interest income on non-customer corporate funds. Additionally, other income (expense) includes changes in the fair value of our derivative instrument, which requires adjustments to fair value each reporting period.

Income Tax Expense (Benefit) — This consists of federal and state income taxes.

Results of Operations

The following table sets forth our results of operations for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
Consolidated Statements of Operations	2020	2019	2021	2020
(in thousands, except share and per share data)
Revenues	$185,928	$149,584	$113,968	$85,465
Cost of revenues (excluding depreciation and amortization)	83,996	71,133	45,957	40,796
Operating expenses
Sales and marketing	48,293	39,583	28,545	23,713
Research and development	44,897	33,591	28,264	21,307
General and administrative	57,039	52,101	31,086	20,654
Impairment and write-off of intangible assets	924	7,891	574	924
Depreciation and amortization	27,514	22,340	14,170	13,780

Total operating expenses	178,667	155,506	102,639	80,378
Loss from operations	(76,735)	(77,055)	(34,628)	(35,709)
Other income (expense)
Interest income	1,675	1,383	297	977
Interest expense	(20,080)	(17,259)	(10,111)	(9,977)
Change in fair value of derivative	(7,537)	(555)	(138)	(6,545)
Charge for amending financing advisory engagement letter — related party	—	—	(50,000)	—

Other expenses	(25,942)	(16,431)	(59,952)	(15,545)
Loss before income taxes	(102,677)	(93,486)	(94,580)	(51,254)
Income tax expense	234	60	201	117

Net loss	$(102,911)	$(93,546)	$(94,781)	$(51,371)

Deemed dividend on preferred stock	(43,414)	(6,494)	—	—
Accretion of convertible preferred stock	(21,682)	(7,906)	(9,405)	(10,419)

Net loss attributable to common stockholders	(168,007)	(107,946)	(104,186)	(61,790)

Net loss per share attributable to common stockholders, basic and diluted	$(13.51)	$(10.15)	$(7.82)	$(5.45)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	12,434,563	10,631,679	13,329,319	11,346,058

Comparison of the Six Months Ended June 30, 2021 and 2020

Revenue

	Six Months Ended June 30,		Period-to-Period Change
(in thousands, except percentages)	2021	2020	Amount	Percentage
Revenue	$113,968	$85,465	$28,503	33.4%

The increase in revenue was comprised of an increase in software revenue of $9.1 million or 27.4% primarily driven by the addition of new buyer invoice and payment transaction volume as well as the inclusion of $3.9 million of software license and maintenance fees associated with the acquisition of Core Associates which closed in December 2020. Payment revenue increased by approximately $18.8 million or 36.3%, driven primarily by increased electronic payments on the AvidPay Network with the addition of new buyer payment transaction volume.

Cost of Revenue

	Six Months Ended June 30,
	2021		2020		Period-to-Period Change
(in thousands, except percentages)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Cost of revenues (excluding depreciation and amortization expense)	$45,957	40.3%	$40,796	47.7%	$5,161	12.7%

The increase in cost of revenue (excluding depreciation and amortization) was due primarily to an increase in employee costs of $3.1 million. This increase is driven by hiring efforts to support the growth in our business as well as a $0.7 million impact related to headcount additions from our latest acquisition of Core Associates, which closed in December 2020. The additional employees are supporting implementation and buyer and supplier experience services, SaaS product delivery and money movement. The remainder of the increase was primarily driven by increases in invoice and check processing fees of $1.6 million as well as increases in cloud hosting fees of $0.5 million related to higher volume of transactions processed through our applications.

Sales and Marketing Expenses

	Six Months Ended June 30,
	2021		2020		Period-to-Period Change
(in thousands, except percentages)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Sales and marketing	$28,545	25.0%	$23,713	27.7%	$4,832	20.4%

The increase in sales and marketing expenses was due primarily to an increase of $3.4 million in employee costs (net of capitalized sales commissions), driven by a $0.8 million impact related to headcount additions from the acquisition of Core Associates plus organic headcount growth related to personnel directly engaged in acquiring new buyers and suppliers and in marketing our products and services. Additionally, increases in channel marketing fees of $1.2 million were offset by decreases in travel-related costs of $0.2 million as the COVID-19 pandemic decreased travel activity in the first half of 2021 compared to the first half of 2020.

Research and Development Expenses

	Six Months Ended June 30,
	2021		2020		Period-to-Period Change
(in thousands, except percentages)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Research and development	$28,264	24.8%	$21,307	24.9%	$6,957	32.7%

Research and development expenses increased primarily due to a $3.3 million increase in costs associated with engaging consultants and contractors to support the investment in our platform, and $6.5 million related to increased employee costs. The investments in our platform are intended to increase the quality, reliability and efficiency of our technology and included approximately $1.1 million of consultant and contractor costs associated with the acquisition of Core Associates which closed in December 2020. The increase in employee costs were related to both headcount and compensation increases. These increases were offset, in part, by an increase in costs associated with capitalization of internally developed software of approximately $2.9 million.

General and Administrative Expenses

	Six Months Ended June 30,
	2021		2020		Period-to-Period Change
(in thousands, except percentages)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
General and administrative	$31,086	27.3%	$20,654	24.2%	$10,432	50.5%

The increase in general and administrative expenses is attributable to a $4.3 million increase in employee costs, a $3.0 million increase in transaction-related costs and $1.9 million of IPO-related costs. The increases reflect the growth in our business and our preparation to operate as a public company.

Impairment and Write-Off of Intangible Assets

	Six Months Ended June 30,
	2021		2020		Period-to-Period Change
(in thousands, except percentages)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Impairment and write-off of intangible assets	$574	0.5%	$924	1.1%	$(350)	-37.9%

The impairment and write-off of intangible assets during the six months ended June 30, 2021 and 2020 relates to internally developed software projects.

Depreciation and Amortization

	Six Months Ended June 30,
	2021		2020		Period-to-Period Change
(in thousands, except percentages)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Depreciation and amortization	$14,170	12.4%	$13,780	16.1%	$390	2.8%

Depreciation and amortization increased slightly due to an increase in the amortization of intangible assets associated with the acquisition of Core Associates which closed in December 2020.

Other Income (Expense)

	Six Months Ended June 30,
	2021		2020		Period-to-Period Change
(in thousands, except percentages)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Other Income (Expense)	$(59,952)	-52.6%	$(15,545)	-18.2%	$(44,407)	285.7%

Other income (expense) increased primarily due to a $50 million non-cash charge related to amending financing advisory agreement with a related party which was settled by issuing common stock. This increase was partially offset by a reduction in loss caused by the net revaluation of a derivative instrument of approximately $6.4 million, offset in part by slightly higher interest expense and slightly lower interest income.

Income Tax Expense

	Six Months Ended June 30,
	2021		2020		Period-to-Period Change
(in thousands, except percentages)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Income tax expense	$201	0.2%	$117	0.1%	$84	71.8%

The provision for income taxes relates primarily to state income taxes and noncurrent federal taxes related to the non-deductibility of goodwill in the future.

Comparison of the Years Ended December 31, 2020 and 2019

Revenue

	Year Ended December 31,		Period-to-Period Change
(in thousands, except percentages)	2020	2019	Amount	Percentage
Revenue	$185,928	$149,584	$36,344	24.3%

Total revenue increased $36.3 million or 24.3% during the year ended December 31, 2020. Software revenue increased $17.9 million or 35.7% year over year driven primarily by the addition of new buyer invoice and payment transaction volume and the inclusion of $10.3 million associated with the acquisition of BankTEL, which closed in October 2019. Payment revenue increased $17.4 million or 17.7% year over year driven primarily by increased electronic payments on the AvidPay Network primarily from addition of new buyer payment transaction volume.

Cost of Revenue

	Year Ended December 31,
	2020		2019		Period-to-Period Change
(in thousands, except percentages)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Cost of revenues (excluding depreciation and amortization expense)	$83,996	45.2%	$71,133	47.6%	$12,863	18.1%

The increase in cost of revenue (excluding depreciation and amortization) was due primarily to an increase in employee costs of $9.2 million related to additional hiring to support the growth in our business. The additional employees are supporting implementation and buyer and supplier experience services, SaaS product-delivery and money movement. The remainder of the increase was primarily driven by an increase in invoice and check processing and bank fees from an increase in the volume of transactions.

Sales and Marketing Expenses

	Year Ended December 31,
	2020		2019		Period-to-Period Change
(in thousands, except percentages)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Sales and marketing	$48,293	26.0%	$39,583	26.5%	$8,710	22.0%

The increase in sales and marketing expenses was due primarily to a $8.1 million increase in employee costs (net of capitalized sales commissions), including the hiring of additional personnel who were directly engaged in acquiring new buyers and suppliers and in marketing our products and services.

Research and Development Expenses

	Year Ended December 31,
	2020		2019		Period-to-Period Change
(in thousands, except percentages)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Research and development	$44,897	24.1%	$33,591	22.5%	$11,306	33.7%

The increase in research and development expenses was due primarily to an $11.6 million increase in costs associated with engaging consultants and contractors to support the investment in our platform, which are intended to increase the quality, reliability and efficiency of our technology, and $5.0 million related to increased employee costs, primarily related to compensation increases. These increases were offset, in part, by an increase in costs associated with capitalization of internally developed software of approximately $4.6 million.

General and Administrative Expenses

	Year Ended December 31,
	2020		2019		Period-to-Period Change
(in thousands, except percentages)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
General and administrative	$57,039	30.7%	$52,101	34.8%	$4,938	9.5%

The increase in general and administrative expenses was due primarily to costs recognized during the year ending December 31, 2020 of approximately $11.0 million relating to a non-recurring charge associated with modifying the terms of our agreement with our VCC service provider. In addition, during the 2020 period, we incurred $1.4 million of professional and consulting fees in connection with our preparation to operate as a public company. These increases were offset in part by certain non-recurring costs that occurred during the 2019 period, including $2.9 million in consulting fees to secure government grants for job development, $1.7 million in debt modification costs and $0.8 million related to remaining lease payments on vacated office space.

Impairment and Write-Off of Intangible Assets

	Year Ended December 31,
	2020		2019		Period-to-Period Change
(in thousands, except percentages)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Impairment and write-off of intangible assets	$924	0.5%	$7,891	5.3%	$(6,967)	-88.3%

The impairment and write-off of intangible assets during the year ended December 31, 2019 relates to a new product release, which resulted in the obsolescence of previously capitalized software development costs.

Depreciation and Amortization

	Year Ended December 31,
	2020		2019		Period-to-Period Change
(in thousands, except percentages)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Depreciation and amortization	$27,514	14.8%	$22,340	14.9%	$5,174	23.2%

The increase in depreciation and amortization expenses was due primarily to the amortization of intangible assets added through the acquisition of BankTEL. Amortization expense related to BankTEL intangible assets was $1.8 million in 2019 compared to $7.3 million in 2020.

Other Income (Expense)

	Year Ended December 31,
	2020		2019		Period-to-Period Change
(in thousands, except percentages)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Other Income (Expense)	$(25,942)	-14.0%	$(16,431)	-11.0%	$(9,511)	57.9%

Other income (expense) increased to approximately $(25.9) million during the year ended December 31, 2020 from approximately $(16.4) million during the year ended December 31, 2019, due primarily to a greater loss related to the revaluation of a derivative instrument of approximately $7.0 million and an increase in interest expense associated with increased borrowings under our 2019 credit facility.

Income Tax Expense

	Year Ended December 31,
	2020		2019		Period-to-Period Change
(in thousands, except percentages)	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
Income tax expense	$234	0.1%	$60	0.0%	$174	290.0%

The provision for income taxes relates primarily to state income taxes.

Liquidity and Capital Resources

We do not currently generate positive cash flow through our operations. We have financed our operations and capital expenditures primarily through sales of common and preferred stock and borrowings under our 2019 credit facility. As of June 30, 2021, our principal sources of liquidity are our unrestricted cash and cash equivalents of approximately $202.9 million and funds available under our existing term loan and revolving credit facilities, which we collectively refer to as the 2019 credit facility. As of June 30, 2021, our unused committed capacity under the 2019 credit facility was $56.0 million.

We believe that our unrestricted cash, cash equivalents and funds available under our 2019 credit facility will be sufficient to meet our working capital requirements for at least the next twelve months. To the extent existing cash, cash from operations, and amounts available for borrowing under the 2019 credit facility are insufficient to fund future activities, we may need to raise additional capital. In the future, we may attempt to raise additional capital through the sale of equity securities or through equity-linked or debt financing arrangements. If we raise additional capital by issuing equity or equity-linked securities, the ownership of our existing stockholders will be diluted. If we raise additional capital by the incurrence of additional indebtedness, we may be subject to increased fixed payment obligations and could also be subject to additional restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. Our ability to raise additional debt may be limited by applicable regulatory requirements as a licensed money transmitter that require us to meet certain net worth requirements. Any future indebtedness we incur may result in terms that could be unfavorable to equity investors. There can be no assurances that we will be able to raise additional capital. The inability to raise capital would adversely affect our ability to achieve our business objectives.

Cash Flows

Below is a summary of our consolidated cash flows:

	Year Ended December 31,		Six Months Ended June 30,
Selected Cash Flow Data:	2020	2019	2021	2020
(in thousands)
Net cash provided by (used by):
Operating activities	$(44,129)	$(61,791)	$(41,093)	$(26,616)
Investing activities	(36,560)	(116,855)	(10,132)	(5,614)
Financing activities	193,794	308,259	544,906	151,467

Net increase in cash and cash equivalents, and restricted funds held for customers	$113,105	$129,613	$493,681	$119,237

Net Cash Used by Operating Activities

Our primary source of cash provided by our operating activities is from our software and payment revenue. Our primary uses of cash in our operating activities include payments for employee salary and related costs, payments to third party service providers to execute our payment transactions, sales and marketing costs, and other general corporate expenditures.

Net cash used in operating activities decreased to approximately $44.1 million during the year ended December 31, 2020 from approximately $61.8 million during the year ended December 31, 2019 due to the increase in cash received from revenue generating activities, as well as reduced payroll tax payments due to deferrals allowed under the CAREs Act, offset by increased operating expenses, primarily employee salary and consulting costs.

Net cash used in operating activities increased to approximately $41.1 million during the six months ended June 30, 2021 compared to approximately $26.6 million during the six months ended June, 2020 due primarily to an $11 million payment to a vendor in connection with a contract modification and the impact of the timing of payments which decreased AP and increased prepaid assets and other current assets, offset by the increase in cash received from revenue generating activities.

Net Cash Used by Investing Activities

Cash used in our investing activities consists primarily of the acquisition of acquired businesses, purchases of property and equipment, capitalization of internal-use software, and supplier advances related to our Invoice Accelerator product.

Net cash used in investing activities decreased to approximately $36.6 million during the year ended December 31, 2020 from approximately $116.9 million during the year ended December 31, 2019, due primarily to a reduction in cash expenditures related to the 2019 acquisition of BankTEL, offset in part by an increase of approximately $2.7 million related to purchases of equipment and capitalized software and $3.0 million increase in supplier advances driven by a rollout of enhancements to the Cash Flow Manager product.

Net cash used in investing activities increased slightly to approximately $10.1 million during the six months ended June 30, 2021 from approximately $5.6 million during the six months ended June 30, 2020, as both internal-use software and cash invested in supplier advances increased by $3.0 million and $1.8 million, respectively.

Net Cash Provided by Financing Activities

Cash provided by our financing activities consists primarily of an increase in restricted buyer fund deposits related to buyer payment transactions, proceeds from the issuance of preferred and common stock, exercise of stock options and borrowings under our 2019 credit facility. Cash used in our financing activities consists primarily of repayments of our borrowings under our 2019 credit facility and the 2019 and 2020 redemption of preferred and common stock.

Net cash provided by financing activities decreased to approximately $193.8 million during the year ended December 31, 2020 from approximately $308.3 million during the year ended December 31, 2019, due primarily to higher net inflows from capital raise activities that occurred during 2019 including proceeds from the issuance of the series F and senior preferred stock and $25.3 million of increased borrowings under the 2019 credit facility. During the year ended December 31, 2020, we raised approximately $301.7 million in net proceeds from the issuance of series F preferred stock and common stock and used a portion of these proceeds to redeem $195.7 million of common and preferred stock and vested stock options. Additionally, restricted buyer fund deposits, or payment service obligations, provided cash of $85.9 million during the year ended December 31, 2020 compared to $51.7 million for the year ended December 31, 2019.

Net cash provided by financing activities increased to approximately $544.9 million during the six months ended June 30, 2021 from approximately $151.5 million during the six months ended June 30, 2020, due primarily to net inflows of $520.9 million from payment service obligations offset, in part, by a $135.4 million decrease in proceeds from the issuance of common and preferred stock.

Outstanding Debt

Below is a summary of our outstanding debt:

Outstanding Debt:	As of June 30, 2021
(in thousands)
Term loan facility	$95,000
Interest payable delayed draw term loan	6,684
Promissory note payable for land acquisition	3,000

Total principal due	104,684
Current portion of promissory note	(1,000)
Unamortized portion of debt issuance costs	(3,475)

Long term debt	$100,209

Credit Facilities

On October 1, 2019, we entered into a new senior secured credit facility, which we refer to as the 2019 credit facility, with Sixth Street Specialty Lending, Inc. and KeyBank National Association. The 2019 credit facility makes available a facility in an aggregate amount of $163.5 million. Proceeds from the 2019 credit facility were used to pay amounts outstanding under the credit agreement dated October 19, 2016, as amended and restated, and for working capital. The 2019 credit agreement consists of the following:

•	$95 million term loan facility, which we refer to as the 2019 term loan facility;

•	$18.5 million interest payable delayed draw term loan commitment, which we refer to as the Interest DDTL;

•	$20 million revolving commitment, which we refer to as the 2019 revolver; and

•	$30 million additional delayed draw term loan commitment, which we refer to as the DDTL.

Interest on the loans under the 2019 credit facility is equal to the London InterBank Offered Rate, or LIBOR, which is the base rate, plus a margin. The applicable margin will be between 8.0% and 9.0% for the first three years, with the lower rate applicable for quarters in which we do not borrow from the Interest DDTL, and after the third anniversary will be 7.5% or 8.0% depending on whether the cash burn rate is greater than or less than negative $2.5 million. The base rate is equal to the higher of the current prime rate, federal funds effective rate plus 0.5%, or 4.0%. We may elect an interest period of up to three months in connection with a LIBOR rate loan. In 2017, the United Kingdom’s Financial Conduct Authority warned that LIBOR may cease to be available or appropriate for use by 2021. Per the terms of the 2019 credit agreement, the unavailability or replacement of LIBOR would result in the use of a similar measure based upon a calculated average of borrowing rates offered by major banks in the London interbank as determined by Sixth Street. As such, we do not believe that the unavailability of LIBOR will have any material impact on our borrowing costs.

From October 1, 2019 through the third anniversary date of the 2019 credit agreement, we may, on a quarterly basis, borrow under the Interest DDTL to finance up to 4.5% of the interest due on the 2019 term loans. On December 27, 2019, we borrowed $1.1 million at a rate of 11.0% (LIBOR base rate of 2.0% plus 9.0% margin) under the Interest DDTL. During 2020, we borrowed an additional $4.5 million under the Interest DDTL at rates ranging from 10.0% to 10.5% and as of June 30, 2021, we borrowed $1.1 million at a rate of 10%.

We also have available additional DDTL which may be made in minimum increments of $5 million, and multiples of $0.5 million in excess of that amount, up to $30 million. The DDTL commitment terminates on the earlier of October 1, 2021 or in the event of a default.

The maturity date for the 2019 term loans and Interest DDTL is April 1, 2024, or the date any series of preferred stock becomes eligible to be redeemed or otherwise repurchased.

Borrowing increments on the 2019 revolver start at $0.5 million, and multiples of $0.1 million in excess of that amount. There was no balance outstanding under the facility as of December 31, 2020 and June 30, 2021. The maturity date for the 2019 revolver is October 1, 2023. Borrowing availability under the 2019 revolver is reduced by the then current amount of the letter of credit dated October 1, 2019 and issued by KeyBank National Association to secure our obligation to make payments under the lease related to our headquarter building in Charlotte, North Carolina. The current amount of the letter of credit is approximately $6.0 million.

Liquidity and Financial Covenants

Our 2019 credit facility contains certain covenants and restrictions on actions, including limitations on the payment of dividends. In addition, the 2019 credit facility requires that we comply monthly with specified ratios, including a maximum ratio of debt to recurring revenue and a minimum cash balance requirement. We are in compliance with our financial debt covenants as of June 30, 2021.

Land Promissory Note

On November 15, 2018, we signed a promissory note in connection with the purchase of two land parcels at our Charlotte, North Carolina headquarters campus. The principal amount of $5.0 million will be repaid in $1.0 million installments, plus accrued interest at a rate of 6.75%, due on each anniversary date, with final payment due on November 15, 2023. The note is collateralized by the land parcels and any future building to be situated on, or improvements to, the land. We are current with all payments under the note.

Issuances of Common Stock

During the six months ended June 30, 2021, we issued 1,137,233 shares of common stock at a weighted average price per share of $44.99. The common shares included 1,020,159 shares issued in connection with the amended and restated engagement letter with FT Partners, the investment banking firm disclosed in the section titled “Certain Relationships and Related Party Transactions.”

During the years ended December 31, 2020 and 2019 we issued 4,772,505 shares of common stock at a weighted average price per share of $47.83 and 574,294 shares of common stock at a weighted average price per share of $17.83, respectively. The common shares issued in 2020 included 122,176 shares in connection with acquisition activity including the acquisition of Core Associates, a provider of AP software to the construction industry. Gross proceeds from the issuance of 4,497,005 shares of common stock in 2020 of approximately $220.4 million, less expenses of approximately $14.2 million, were used for general corporate purpose and to fund the redemption of common stock and preferred stock discussed below. The remaining issuances were the result of employees and officers exercising vested stock option grants or warrants during this period.

The common shares issued in 2019 included 462,946 shares in connection with the BankTEL acquisition, and the remaining issuances were the result of employees and others, including consultants, exercising vested stock option grants or warrants during the period.

Issuances of Preferred Stock

In April 2020, we issued 2,040,316 shares of series F preferred stock at a per share price of $49.01, for gross proceeds of $100.0 million, less expenses of approximately $6.4 million.

In December 2019, we issued 2,652,412 shares of series F preferred stock at a price per share of $49.01 for aggregate consideration of $130.0 million, less expenses incurred of approximately $7.9 million. In October 2019, we issued 2,722,166 shares of senior preferred stock at a price per share of $47.76 for aggregate consideration of approximately $130.0 million, less expenses of approximately $4.8 million. The value of the convertible common stock liability had a fair market value of approximately $2.2 million on the date of issuance.

Redemption of Common Shares, Stock Options and Preferred Stock

On October 20, 2020, we paid a total consideration of approximately $195.7 million, which primarily related to the $1.5 million true-up to an investor discussed in the paragraph below and the redemption of the following shares of preferred stock and common stock at a price per common share equivalent of $45.57 and outstanding vested stock options at a price per share equal to the difference between $45.57 and the exercise price of the awards:

	Shares	Redemption Price
Common Stock	3,250,655	$148,132,348
Stock Options	11,805	537,954
Junior Series-1 Preferred Stock	159,119	7,251,053
Series A Preferred Stock	44,143	3,379,972
Series B Preferred Stock	518,328	23,620,207
Series C Preferred Stock	121,664	5,544,228
Series D Preferred Stock	85,456	3,894,230
Series E Preferred Stock	37,471	1,707,553

Total	4,228,641	$194,067,546

In September 2019, we entered into a redemption agreement with affiliates of Sixth Street Partners, to repurchase 278,371 shares of our series E preferred stock. The total proceeds paid in connection with the redemption was approximately $12.7 million.

Shares Issued in Acquisitions

In July 2021, we entered into a stock purchase agreement for all of the equity interests of FastPay for total consideration of approximately $81.0 million consisting of approximately $50.0 million in cash and 632,484 shares of our common stock with an aggregate value of approximately $31.0 million. Additional amounts may be earned upon achievement of future performance goals.

On December 30, 2020, we acquired all of the equity interests in Core Associates for $24.4 million. We paid $19.4 million in cash at closing, inclusive of working capital adjustments, and issued 102,106 common shares valued at $5.0 million. The fair value of the common shares issued in these transactions was determined based on the estimated fair value at the time of the transactions and is included in the purchase price.

On October 1, 2019, we acquired all the equity interests of BankTEL for $115.3 million. We paid $105.8 million in cash at closing, inclusive of working capital adjustments, and issued 462,946 common shares valued at $9.5 million.

Off-Balance Sheet Arrangements

Under our legacy trust model for processing payments, which we are in the process of phasing out, buyers’ funds were held in trust accounts that are maintained and operated by a trustee pending distribution. After buyers’ funds are deposited in a trust account, we initiate payment through external payment networks whereby the buyers’ funds are distributed from the trust to the appropriate supplier. We are not the trustee or beneficiary of the trusts which hold these buyer deposits, accordingly, we do not record these assets and offsetting liability on our consolidated balance sheets. However, we contractually earn interest on funds held for buyers with associated counterparties. The amount of buyer funds held in trust accounts was approximately $64.2 million, $723.1 million and $363.6 million at June 30, 2021, December 31, 2020 and December 31, 2019, respectively. We have largely transitioned away from the trust model for processing payments, and expect the amount of buyer funds held in trust to continue to decrease as those buyers transition to our current payments model.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our overall investment portfolio is comprised of (i) our operating cash and (ii) buyer funds. Our operating cash includes cash received from revenues generated, the sale of common and preferred stock and increased borrowings. Buyer funds are funds that have been collected from buyers, but not yet remitted to the applicable supplier. The funds are held in either company-owned accounts, which are subject to applicable state money transmitter laws, or in trust accounts. We are entitled to any interest earned on the investment of all buyer funds.

Our operating cash may be invested in accordance with our cash investment policy. Under that policy, we invest with the objective of preserving capital while optimizing yield. Permissible investments include U.S. Treasury instruments, U.S. Government Agency securities, commercial paper, investment grade corporate bonds and money market funds. As of June 30, 2021, all operating cash has been invested in interest-bearing demand deposit accounts.

Our buyer funds assets are invested with safety of principal, liquidity, and diversification as the primary objectives. Consistent with those objectives, we also seek to maximize interest income and to minimize the volatility of interest income with emphasis on liquidity. Pursuant to our investment policy and subject to applicable law, buyer funds may be invested in U.S. Treasury securities, U.S. Government Agency securities, money market funds that invest in investment grade securities, or other cash equivalents, including certificates of deposit. As of June 30, 2021, all buyer funds have been invested in interest-bearing demand deposit accounts.

We are exposed to interest-rate risk relating to our investment portfolio, which consists principally of interest-bearing demand deposit accounts. We recognize interest earned from buyer funds assets as revenue. We generally do not pay interest to buyers. Factors that influence the rate of interest we earn include the short-term market interest rate environment and the weighting of balances by security type. The annualized interest rate earned on our investment of operating cash and funds held for buyers decreased to 0.46% during the first half of fiscal year 2021 from 0.65% during fiscal year 2020 and 1.58% during fiscal year 2019. Based on current investment practices, an increase in the Federal Funds interest rate of 100 basis points would have changed our interest income in the first half of fiscal year 2021 from our investment of operating cash by approximately $1.4 million and our interest on buyer funds assets by approximately $2.7 million based upon the average balances for the first half of fiscal year 2021 of $221.0 million in operating cash investments and $586.0 million in buyer funds investments, respectively. In addition to interest rate risks, we also have exposure to risks associated with changes in laws and regulations that may affect buyer fund balances. For example, a change in regulations that restricts the permissible investment alternatives for buyer funds may reduce our interest earned revenue.

We are also exposed to interest-rate risk relating to existing variable rate bank borrowings. As of June 30, 2021, December 31, 2020 and December 31, 2019, we had outstanding borrowings on variable rate debt of $101.6 million, $100.5 million and $96.1 million, respectively. A 100 basis points increase in the variable rate would have resulted in incremental interest expense of $0.5 million during the six months ended June 30, 2021 and $1.0 million and $961,000 during the years ended December 31, 2020 and 2019, respectively.

Credit Risk

We may be exposed to credit risk in connection with our investments. Cash deposits may at times exceed Federal Deposit Insurance Company, or FDIC, limits. We limit credit risk by diversifying our portfolio, including a requirement that no more than 5% of invested funds may be held in the issues of a single corporation. Additionally, the minimum credit quality of any investment shall be not less than an ‘(A-) or (A3)’ rating equivalent from any single rating services based on ratings by any of Standard and Poor’s Ratings Services, Moody’s Investors Service, or Fitch Investor Services. The maximum maturity of any security in the portfolio shall not exceed 24 months. The weighted average maturity of the portfolio shall not exceed 12 months. In addition, maximum maturities of individual securities are further limited by the security type and cash segment of the investment.

We are also exposed to credit risk related to the timing of payments made from buyer funds collected. We typically remit buyer funds to our buyers’ suppliers in advance of having good or confirmed funds collected from our buyers. Our buyers generally have three days to dispute transactions and if we remit funds in advance of receiving confirmation that no dispute was initiated by our buyer, then we could suffer a credit loss. We mitigate this credit exposure by leveraging our data assets to make credit underwriting decisions about whether to accelerate disbursements, managing exposure limits, and various controls in our operating systems.

We are also exposed to risks associated with our Invoice Accelerator product, in which our supplier customers can accelerate the receipt of payment for outstanding invoices before our buyers initiate the transfer of funds. If those invoices are not approved or the buyer does not transfer the requisite funds then we are exposed to the risk of not being able to recoup our advances to the supplier. We mitigate this risk through data analytics to determine which invoices are available for advance payment and also monitor the credit quality of suppliers.

Liquidity Risk

As part of our buyer funds investment strategy, we use the daily collection of funds from our buyers to satisfy other unrelated buyer funds obligations. We minimize the risk of not having funds collected from a buyer available at the time the buyer’s obligation becomes due by collecting the buyer’s funds in advance of the timing of payment of the buyer’s obligation. As a result of this practice, we have consistently maintained the required level of buyer funds assets to satisfy all of our obligations.

Concentration Risk

A substantial portion of our revenue is derived from interchange fees earned on payment transactions processed from one VCC service provider, Comdata Inc. For the years ended December 31, 2020 and December 31, 2019, interchange fee revenues from this vendor represented approximately 50% and 53% of total revenues, respectively. As of December 31, 2020 and December 31, 2019, 62% and 58% of accounts receivable, net, is comprised of amounts due from this VCC service provider, respectively.

Future regulation or changes by the payment networks could have a substantial impact on our revenue from VCC transactions. If interchange rates decline, whether due to actions by the payment networks, merchant/suppliers availing themselves of lower rates, or future regulation, our total operating revenues, operating results, prospects for future growth and overall business could be materially affected.

Derivative Risk

As of June 30, 2021, December 31, 2020 and December 31, 2019, we had 2,722,166 shares of senior preferred stock. The senior preferred stock may be converted into redeemable preferred stock and convertible common stock. We account for the convertible common stock as a derivative liability and record the derivative liability at fair value each reporting period. The fair value of the derivative liability fluctuates primarily based upon changes in the fair value of our common stock.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated, and reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in the notes to our consolidated financial statements included elsewhere in this prospectus, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Capitalization of internal-use software — We have significant expenditures associated with the technological maintenance and improvement of our network and technology offerings. These expenditures include both the cost of internal employees, who spend portions of their time on various technological projects, and the use of external temporary labor and consultants. We are required to assess these expenditures and make a determination as to whether the costs should be expensed as incurred or are subject to capitalization. In making these determinations, we consider the stage of the development project, the probability of successful development and if the development is resulting in increased features and functionality. In addition, if we determine that a project qualifies for capitalization, the amount of capitalization is subject to various estimates, including the amount of time spent on the development work and the cost per hour of full-time and temporary labor.

Deferred costs — Deferred costs include deferred sales commissions and implementations costs that are incremental costs of obtaining and fulfilling buyer contracts. We amortize these costs ratably over the estimated period of our relationship with new buyers, which is generally five years. Based on historical experience, we determine the average life of our buyer relationship by taking into consideration our buyer contracts and the estimated technological life of our platform and related significant features.

Stock-based compensation — We use the grant-date fair-value-based measurements for stock-based compensation using the Black-Scholes option-pricing model. We recognize these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years, reduced for estimated forfeitures at the date of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We estimate the forfeiture rate based on the historical experience for annual grant years where the majority of the vesting terms have been satisfied.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

Expected term — The expected term represents the period that stock-based awards are expected to be outstanding. The expected term for option grants is determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock-based awards.

Expected volatility — Since we are privately held and do not have any trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their similar size, stage in the lifecycle or area of specialty.

Risk-free interest rate — The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Expected dividend yield — We have never paid dividends on our common stock and have no plans to pay dividends on our common stock.

Common Stock and Derivative Instrument Valuation — The valuation of our common stock is important as it is a significant input into the Black-Scholes option-pricing model and therefore impacts our stock compensation expense. In addition, our senior preferred stock has a conversion feature that qualifies as a derivative financial instrument and therefore is required to be recorded at fair value each reporting period, with changes in fair value recorded in the consolidated statements of operations.

In valuing our common stock and derivative instrument, we determine the equity value of our business generally using the income approach and the market comparable approach valuation methods. When applicable due to a recent preferred or common stock offering, the prior sale of company stock method was also utilized.

The income approach estimates value based on the expectation of future cash flows that a company will generate — such as cash earnings, cost savings, tax deductions, and the proceeds from disposition. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. In addition, we also consider an appropriate discount adjustment to recognize the lack of marketability due to being a closely-held entity.

The market comparable approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined which is applied to the subject company’s operating results to estimate the value of the subject company. The estimated value is then discounted by a non-marketability factor because stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies which impacts liquidity. To determine our peer group of companies, we considered public enterprise cloud-based application providers and select those that are similar to us in size, stage of lifecycle, and financial leverage.

The resulting equity value is then allocated to each class of stock using an Option Pricing Model, or OPM. The OPM treats common stock and redeemable convertible preferred stock as call options on an equity value, with exercise prices based on the liquidation preference of our redeemable convertible preferred stock. Under this method, our common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale, assuming we have funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is considered to be a call option with a claim at an exercise price equal to the remaining value immediately after the redeemable convertible preferred stock is liquidated.

After the completion of this offering, we will determine the fair value of each share of underlying common stock based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Business Combinations and Valuation of Goodwill and Other Acquired Intangible Assets-We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, and trade names from a market participant perspective, useful lives, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

We review goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. We have elected to first assess the qualitative factors to determine whether it is more likely than not that the fair value of our single reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If we determine that it is more-likely-than-not that its fair value is less than its carrying amount, then the two-step goodwill impairment test will be performed. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step will be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the implied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. As of December 31, 2020, no impairment of goodwill has been identified.

Acquired finite-lived intangible assets are amortized over their estimated useful lives, which is generally 3 to 12 years. We evaluate the recoverability of our intangible assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. We have not recorded any such impairment charge for intangible assets acquired in purchase business combinations during the years presented. However, during the year ended December 31, 2019, we recorded an impairment charge of $7.9 million associated with an internally developed intangible asset.

Income Taxes- We account for income taxes in accordance with FASB Accounting Standards Codification 740, “Income Taxes,” or ASC 740. Under ASC 740, we recognize deferred tax assets and liabilities for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. We measure deferred tax assets and liabilities using the enacted tax rates expected to apply in the years in which we expect the temporary differences to be recovered or settled. We record a valuation allowance to reduce deferred tax assets for the amount expected to be realized by considering all available positive and negative evidence.

Pursuant to ASC 740, we must consider all available positive and negative evidence regarding the realization of deferred tax assets. ASC 740 provides for four sources of taxable income for realization of deferred tax assets: 1.) taxable income in prior carryback years, 2.) reversals of future taxable temporary differences, 3.) tax planning strategies and 4.) projected future taxable income. As of December 31, 2020, we have no taxable income in prior carryback years, limited future reversals of taxable temporary differences and no prudent and feasible tax planning strategies. The recoverability of our deferred tax assets is dependent upon generating future taxable income.

We have maintained a valuation allowance against the deferred tax assets, having determined it was more likely than not that the deferred tax assets would not be realized. The determination of releasing the valuation allowance is made, in part, pursuant to our assessment as to whether it is more likely than not that we will generate sufficient future taxable income to realize the deferred tax assets. Significant judgement is required in making estimates of our ability to generate future taxable income. As of December 31, 2020, our forecasted future taxable income is not sufficient to support the future realization of the deferred tax assets, and our historical losses operations have produced significant losses.

The application of income tax law is inherently complex. Laws and regulations in this area are often ambiguous. Under ASC 740, the impact of uncertain tax positions taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized in the financial statements unless it is more likely than not of being sustained.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. During 2020, we early adopted ASU 2016-02, Leases (Accounting Standards Codification Topic 842 as the JOBS Act does not preclude an emerging growth company from early adopting a new or revised accounting standard earlier than the time that such standard applies to private companies. We expect to use the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company.

OUR BUSINESS

Mission

Our mission is to transform how middle market businesses receive, manage and pay their bills.

Overview

We are a leading provider of AP automation software and payment solutions for middle market businesses and their suppliers. Our SaaS-based, end-to-end software and payment platform digitizes and automates the AP workflows for more than 7,000 businesses (our buyers) and we have made payments to more than 700,000 supplier customers of our buyers (suppliers) over the past five years. While acquiring new and retaining existing relationships with buyers and suppliers are important to our business, the growth of our business is ultimately dependent upon the number of transactions we process, as well as our total payment volume. We developed our technology platform through years of working to solve our buyers’ unique middle market workflow challenges. Leveraging our deep domain expertise, we purpose-built a powerful two-sided network that connects buyers and suppliers, drives digital transformation, increases efficiency and accuracy in AP workflows, accelerates payments, enables insight into critical analytics, and lowers operating costs for our buyers.

The majority of businesses continue to operate paper-intensive back offices, particularly in their AP workflows. According to a study by the Association of Finance Professionals, 42% of B2B payment volumes in the U.S. are executed with paper checks. These manual payment methods are accompanied by complicated and labor-intensive steps to process invoices that are slow, expensive and vulnerable to error and fraud.

While solutions have been developed to address this friction, they are predominantly suited for larger enterprises and SMBs. Larger enterprises can purchase expensive and highly sophisticated tools because they have the financial resources and talent base to support these systems. Meanwhile, SMBs more often utilize one-size-fits-all solutions that address simplistic or single-step workflows in less sophisticated business environments.

The middle market, however, remains underserved. We define middle market businesses primarily as companies with between $5 million and $1 billion in annual revenue. They have high invoice throughput, complex AP workflows and general ledger coding, that are too sophisticated for the solutions typically utilized by SMBs. However, middle market businesses also operate at a smaller scale than the typical enterprise, which makes the more complicated enterprise solutions cost-prohibitive and difficult to implement. Additionally, the technology landscape for the middle market is highly fragmented and siloed, requiring a flexible technology stack that integrates with multiple software providers to automate workflows.

We built our business to solve this gap for the middle market and believe we have become a uniquely strategic platform for our customers’ CFOs, treasurers and finance teams by digitally transforming how they receive, manage and pay their bills. Supported by deep integrations to our customers’ middle market oriented accounting and information systems, our platform automates the end-to-end AP workflows for our buyers and enhances the payment experience for our suppliers through the following products and features:

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AP Automation Software: We have developed a SaaS-based solution automating and digitizing the capture, review, approval and payment of invoices for our buyers. Our omni-channel ingestion engine provides unique, vertical-specific front-end software tools that streamline AP workflows for our buyers. We digitally capture invoices from suppliers and apply the buyer’s specific business rules to enable them to begin processing the invoice, extract and utilize transaction data from the invoice to enhance and configure the approval workflows, and manage the entire AP process through the payment of the invoice.

•	The AvidPay Network: Our two-sided payments network connects our buyers with their suppliers, enabling invoice payments on behalf of a buyer and according to the supplier’s business rules, payment preferences and remittance data. We support a variety of payment methods depending on the supplier’s preference, including VCC, enhanced ACH (our AvidPay Direct) and physical check, while delivering rich remittance data to streamline the reconciliation process.

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Cash Flow Manager: We provide cash management solutions to our supplier network, including tools that provide a comprehensive view of invoices and an accelerator feature (our Invoice Accelerator). These additional features, and others in our product pipeline, allow us to both monetize and increase engagement on our two-sided payments network.

As indicated above, we serve over 7,000 buyers and have made payments to over 700,000 suppliers over the past five years. We do not have significant customer concentration in our business, with no single customer contributing more than 6% of 2020 revenue and with our top 10 customers contributing less than 15% of revenue in 2020 as well as the first six months of 2020 and 2021. Our customers operate across a variety of verticals in which we have deep domain expertise, including real estate, HOAs, construction, financial services (including banks and credit unions), healthcare facilities, social services, education, and media. In 2020, we processed approximately 53 million transactions representing over $145 billion in spend under management across our platform and, of that, moved $38 billion in total payment volume from our buyers to their suppliers. Spend under management represents the sum of (i) the aggregate dollar amount of payments processed by us, plus (ii) the aggregate dollar amount represented by the total number of invoices processed by us, in each case, during the specified period. As described in more detail in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we generate revenue from each transaction processed on a per transaction basis and earn interchange revenue from a portion of the total payment volume.

Our two-sided AvidPay Network of buyers and suppliers drives a powerful flywheel. We believe that by delivering a world-class AP automation experience, we attract more buyers and increase the number of transactions processed through our system. We also leverage our direct connections to our supplier network to increase penetration of electronic payments, which attracts more suppliers to our network. We capture more data from these additional transactions and e-payments that we use to continuously improve our AP automation experience, drawing more buyers, suppliers and, as a result, more transactions to our platform, which continues to fuel our organic growth. As we add more buyers to the AvidPay Network, both buyers and their suppliers benefit from our current network density which drives electronic payment adoption. In addition, new buyers bring new suppliers, thereby enabling us to continuously add more suppliers to the AvidPay Network and accelerating the flywheel of growth depicted below.

We sell our solutions through a hybrid go-to-market strategy that includes direct and indirect channels. Our direct sales force leverages their deep domain expertise in select verticals and over 120 referral relationships with integrated software providers, financial institutions and other partners to identify and attract buyers that would benefit from our AP software solutions and the AvidPay Network. Our indirect channel includes reseller partners and other strategic partnerships such as Mastercard, through MasterCard’s B2B Hub, which includes Fifth Third Bank and Bank of America, and other financial institutions, such as KeyBank, and third-party software providers such as MRI Software, RealPage and SAP Concur. Our referral and indirect channel partnerships provide us greater reach across the market to access a variety of buyers.

We have achieved significant growth through our recurring revenue business model, which gives us visibility into future periods and which is leading to increasing gross margins as we grow our revenue base. We generated revenue of $149.6 million in 2019 and $185.9 million in 2020, representing year-over-year growth of 24.3%. Our gross profit was $62.6 million in 2019 and $85.1 million in 2020, resulting in gross margin of 41.9% in 2019 and 45.8% in 2020. Our Non-GAAP gross profit was $78.6 million in 2019 and $102.3 million in 2020, resulting in Non-GAAP gross margin in 52.5% in 2019 and 55.0% in 2020. Our net loss was $93.5 million in 2019 and $102.9 million in 2020, and we have generated a net loss of more than $489.0 million since inception. See the section titled “Summary Consolidated Financial and Other Data — Key Performance Indicators and Non-GAAP Measures” for a discussion of the limitations of Adjusted EBITDA, Non-GAAP gross profit and Non-GAAP gross margin and reconciliations of these non-GAAP measures to the most comparable GAAP measures for the periods presented.

Our Industry

Our industry is a significant and growing market, which is defined by the following key factors and trends:

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Legacy B2B Payments are complicated and inefficient: Unlike the world of consumer payments, B2B payments require a set of complex workflows, accounting system integrations and processes centered on the purchase order or invoice. These involve rigorous payment approval processes and a payment generally initiated from and integrated to various accounting systems. Approximately 42% of U.S. B2B payment volume is still paid using paper checks which may require some form of manual intervention, taking time and resources to resolve. The labor and direct costs associated with these manual processes are expensive and time intensive, creating significant challenges and inefficiencies to those that are not able to digitize and automate these workflows.

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Middle market businesses face unique challenges: Middle market businesses face unique challenges with respect to their AP processes. The middle market features hundreds of accounting systems and integrations that support various vertical and sub-industries, resulting in a multitude of complex and highly specific business, accounting and compliance requirements. Furthermore, costs related to these complex AP workflows are a significant component of middle market companies’ administrative expenses. These businesses are increasingly required to turn to automated cloud-based AP automation and B2B payment solutions to unlock substantial cost savings and create more operational efficiencies within their organizations.

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Middle market businesses and their suppliers are largely ignored by existing solutions: We believe middle market businesses and their suppliers are vastly underserved by existing financial software solutions. While a few key providers serve each of the larger enterprise buyers and the SMB buyers segment, middle market businesses are largely served by a highly fragmented market of vertical focused ERP and software solutions. This fragmentation has led to hundreds of accounting systems available in the middle market today. Additionally, we believe that close to half of the market representing suppliers of our buyers is currently underserved by available offerings.

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Generational shift in technology adoption: As the next generation of accounting and finance leaders hail from an era of digital consumer finance transformation, there will be an increasing demand for digitization, data and technological efficiency added to standard business workflows. Today, the average newly hired CFO is over 49 years old, but we believe that the average CFO will be a digitally native millennial by the 2030s. Furthermore, the growing importance of data requires businesses to adopt platforms that provide real-time visibility, analytics and insights to inform better, more informed decision making. This next generation of leaders are driving the demand for technological advances in their companies and leading the outreach for solutions such as AvidXchange.

The COVID-19 pandemic highlighted and accelerated the need for dynamic, cloud-based solutions that are able to be utilized anytime and anywhere. The critical need for business continuity was even more pronounced during the shift to remote work environments and through the U.S. mail disruption. Businesses need to be able to receive invoices, pay bills and seamlessly run their businesses no matter what external factors may occur. Digital solutions offer a more secure, reliable, and flexible solution to legacy manual processes.

Our Market Opportunity

The B2B payments market is rapidly evolving and represents a significant opportunity for digital transformation. According to a 2018 Mastercard report, North American companies make approximately $25 trillion of B2B payments annually. Despite their intrinsic process inefficiencies and high costs, paper checks still comprise 42% of all B2B payments in the U.S. In response to this large volume of inefficient processes, the market is undergoing a transformation. A recent study from PYMNTS.com found that 46% of AP professionals would like to implement digital AP automation solutions while a separate MarketsandMarkets study expects the AP automation market to grow 11% annually by 2024.

We believe these market inefficiencies and current trends present a large and growing opportunity for our business. We believe based on our analysis that our current addressable market includes approximately 435,000 U.S. middle market businesses, and represents a significant and underserved revenue opportunity for future growth. We define this opportunity set as businesses with primarily between $5 million and $1 billion in annual revenue or those that manage and aggregate large volumes of AP within our defined verticals. As companies continue to automate complex AP workflows and replace paper checks with alternative electronic payment methods such as VCCs and proprietary electronic payment methods, we estimate more than $20 billion in addressable annual revenue opportunities across both AP automation solutions and B2B payment transactions based on our average revenue per core customer (that is, those customers who subscribe to our services other than only to our Create-a-Check product) during the year ended December 31, 2020.

In addition to providing B2B payments, we believe we can become a strategic cornerstone of our suppliers’ finance organizations to better manage expenses and cash flow. We believe that there is a large unmet need in supplier invoice finance, with close to half of the market underserved. Our solutions help suppliers accelerate invoices for early payment, manage supplier payment preferences, and forecast future cash flows. We believe that the total addressable market opportunity for these solutions represents more than $20 billion in additional whitespace opportunity, bringing our total addressable market to north of $40 billion.

Transaction Lifecycle

Below is an example of the typical AP invoice management workflows as well as payment execution workflows for middle market businesses. These processes tend to be manual, time-intensive, cumbersome, and expensive relative to the value our solutions can offer customers.

Typical AP Workflows Before AvidXchange

A typical middle market buyer that has not yet moved to AvidXchange has to deal with a complicated and paper-intensive process of receiving and processing invoices from their suppliers.

•	A middle market buyer receives an invoice via paper mail or via e-mail

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An AP employee opens the mail and reviews the invoice — the employee will manually look for a purchase order (amongst thousands of other purchase orders) in order to match the invoice and purchase order

•	The buyer manually makes multiple copies of each invoice for approval routing and enters the invoice details into the accounting system to begin tracking the review and approval routing process

•

The invoice is physically delivered to various other employees for review and approval — this can take several days depending on when these other employees can review the invoice and the delivery method of such (paper or electronic)

•	Once approved, the invoice is updated in the accounting system and posted to the general ledger in preparation for payment

•	The invoice is then filed and stored by the buyer

Typical Payment Execution Workflows Before AvidXchange

Once the invoice has been approved and moved through the system as described above, a separate, equally paper-heavy process of selecting and paying approved invoices is launched.

•	Once a buyer is ready to execute payment of an invoice to their supplier they go into their accounting system and select which invoice to pay

•	They then print, prepare and secure the necessary approvals to mail the check or deliver electronically (typically via wire or ACH)

•	Once the check has been mailed or sent to the supplier, they then wait for payment receipt confirmation and address any questions or inquiries the supplier might have

•	Once payment confirmation has been made and all inquiries fielded the buyer then reconciles the transaction on their general ledger

•	Similarly, the supplier will reconcile their accounts receivables hence why the remittance data is so valuable

Our Solution and Key Strengths

We transform the way AP works for the middle market. Our platform was purpose-built for the middle market since we wrote our first line of code, based on our desire to deal with the business process complexities of our initial customers. Our intuitive user interfaces are an entry point to a broader user experience emphasizing visibility and control. The SaaS-based technical underlayer drives digital transformation and provides the scalability to grow with our buyers. At the same time, we deliver innovative solutions to our buyers, giving them access to the advanced features needed to transform their AP processes. In addition to horizontal offerings, we have a range of sophisticated vertical specific software offerings, including AvidInvoice, AvidBuy, AvidPay, AvidUtility, BankTEL Ascend, Avid for NetSuite, Strongroom Payables Lockbox, Timberscan and Titanium among other offerings. In 2020, we processed approximately 53 million transactions with over $145 billion in spend under management across our platform.

Product Overview

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AP Automation Software: Our SaaS-based AP automation products simplify and streamline the end-to-end payables workflows beginning with the ingestion of the invoice by the buyer, continuing through the approval and review stages and ending with the payment of the invoice. Our AP automation software provides vertical-specific platforms that are designed to address the intricacies of the business challenges facing each of our core verticals. Throughout this process, our solutions integrate into and synchronize with accounting systems to ensure reporting and reconciliation occur timely and accurately.

The first step in the life of many invoices is the purchase of a good or service. Our AP software solutions provide buyers the ability to create and then approve purchase orders.

Once an invoice has been created by a supplier, it is then forwarded through the approval process automatically based on a buyer’s business rules, with disputed invoices separated for review, and standard approval invoices easily approved by a buyer and sent on in the system for payment.

The inbox is where the invoice data gets indexed into the system to allow for proper audit trails and reconciliations.

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The AvidPay Network: One of our core innovations is our two-sided payments network connecting our buyers with their suppliers. We support a variety of fast and efficient payment methods for our suppliers, including electronic payments by VCC, and ACH, and check, and deliver robust remittance data to streamline the reconciliation process with the supplier’s accounting systems.

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Cash Flow Manager: We provide cash management solutions to our supplier network that include tools providing a comprehensive view of invoices and an accelerator feature. For example, we offer Cash Flow Manager, which provides suppliers with visibility and access to their outstanding invoices, and Invoice Accelerator, which allows eligible invoices to be paid prior to their due date.

The net result of these various products is a much more streamlined and efficient AP process for our buyers, with over 20 steps or inputs reduced to just a few (represented by the blue boxes in the chart below). Processes automated by AvidXchange are in grey with the X in the corner.

Typical AP Workflows After AvidXchange

Typical Payment Execution After AvidXchange

Our products are supported by the following technical and business platform capabilities.

Technical Platform Capabilities

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Cloud Based: Our technology infrastructure is built upon a hybrid cloud, which we are currently migrating from private to public hosting. This supports a scalable architecture that underpins our growth strategy.

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Velocity of Innovation: We are continuing to develop a microservices architecture as well as capabilities around continuous integration and delivery. This allows us to compress development cycles and release multiple feature updates per quarter versus quarterly or even annual cycles observed among legacy providers.

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Flexibility: We offer over 210 integrations with different accounting systems, ensuring our customers have the flexibility to integrate with the fragmented universe of software solutions that defines the middle market technology landscape.

Business Platform Capabilities

•	Procurement and Order Management: Allows buyers to order and ensure appropriate delivery of purchased items, including requisition, purchase order, receipt management, and other related features.

•	Invoice: Provides capabilities to ingest, standardize, centralize, and publish invoices.

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Payment: Provides straight through processing for payments to advance the customer experience by bridging the gap between front-end customer touchpoints and back-end payment execution while reducing customer cost.

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Customer: Provides capabilities to unify and make customer entities and their related entities visible, manageable, and searchable. This enables other platform domains to associate transactions, interactions, and other relevant metadata to the AvidXchange unified customer record for operations, analysis, and customer experiences.

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Integration Enablement: Centralized, configurable and extensible engine allowing the critical, bi-directional flow of data between customers’ financial systems, partners, and the broader AvidXchange ecosystem of services.

•	Accounting: Allows management of common accounting objects such as codes, dimensions, legal entities, budgets, and other accounting elements essential to procurement and payment.

•	Document Line Items: Allows AvidXchange buyers to properly account for purchases by tracking individual items and their costs in requisitions, purchase orders, invoices, and receipts.

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Intelligent Data Capture: Combines character recognition technology, AI based data extraction and stored customer business rules to automatically insert ingested invoices into customer approval workflows. This expedites document delivery and processing and automates manual processes that burden our customers.

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Workflow: Provides business automation capabilities and allows AvidXchange buyers the ability to create configurable business rules and sequences of operations for processing of objects found in the AvidXchange ecosystem.

•	Analytics & Business Intelligence: Enables AI/ML capabilities throughout AvidXchange’s platforms and products, reducing operational costs through the power of automation at scale.

Benefits to our Buyers

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Accelerate Digital Transformation: We enable middle market buyers to fully digitize their mission-critical AP workflows from invoice ingestion to payment. For example, by applying business rules configurable to each company to document ingestion, our intelligent data capture automates acceptance of invoices and seamlessly inserts them into the AP workflows and approval process. By automating these processes, our platform reduces human-error, speeds approvals and ensures businesses have more transparency on their cash flow.

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Enhanced Visibility and Control: We empower our buyers to control each step of their AP workflows through flexible software that can be self-tailored to fit their unique business and process logic. This ensures that each of our buyers can impose the appropriate level of reviews and approvals to support the required internal controls of their customers.

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Reduced Cost Burden: Eliminating manual reviews and intervention allows our buyers to realize significant savings. We estimate the total cost of processing a paper invoice is approximately $19.00 across the paper invoice and paper check payment. We believe that automating these processes reduces that cost by over 60%, while also improving the accuracy of reporting and reconciliation.

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Advanced Risk Management: Our software platform and data enables risk mitigation for our buyers and suppliers. According to the 2019 AFP Payments Fraud and Control Survey, 82% of organizations reported fraud incidents in 2018, and 43% experienced direct financial loss as a result. Our SaaS automation software coupled with our depth of buyer business logic better empowers our buyers to detect and prevent fraudulent attacks through paper and digital means. In addition, in order to ensure we can move money on our buyers’ behalf safely, securely and with transparency, we have become a licensed money transmitter in the U.S.

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Manage Supplier Relationships: We enable buyers to manage and maintain strong supplier relationships. In addition to enabling payments to be made on time, we maintain supplier payment preferences that buyers need in order to make payments. By digitizing this information to facilitate payments made on our network, we streamline buyer and supplier engagement, helping buyers build long-term supplier relationships that drives business growth.

Benefits to our Suppliers

•	Send invoices electronically: Enabling the digital transmittal of invoices saves our suppliers the time and cost associated with mailing paper invoices.

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Receive payments faster: Suppliers who elect to receive payment via our VCC or AvidPay Direct product can expect delivery of each payment and related remittance information in as little as 24 hours. These rapid payment schemes enable suppliers to effectively manage their cash flows.

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Data rich remittances: Along with the payment, we also deliver robust data files regarding the transaction, which enable suppliers to quickly and accurately update their back-end systems and facilitate their cash application and reconciliation process with limited manual data entry.

Go-To-Market

We have made significant investments in our sales and marketing organization, and we employ a hybrid go-to-market strategy utilizing both direct and indirect channels. Our go-to-market organization consists of over 600 employees supporting buyers and suppliers in our direct sales, marketing and relationship management teams and is a cornerstone of creating and maintaining trusted customer relationships.

We sell our solutions to buyers through both a direct sales force and indirectly through strategic channel partnerships with banks and financial institutions as well as software and technology business partners. We attract suppliers to the AvidPay Network by establishing a simple, easy-to-use network that helps integrate various buyers through a standard invoice and pay network.

Direct sales: Our buyer direct sales organization is aligned within key industry verticals where we have developed a specialized industry and product domain expertise, including: real estate, HOAs, construction, financial services (including banks and credit unions), healthcare facilities, social services, education, and media. The buyer-focused sales team takes a targeted approach to assess and attract clients that would benefit from our AP software solutions and the AvidPay Network. Our direct sales team manages our network of over 120 referral relationships with integrated software providers, financial institutions and other partners that refer AvidXchange’s solutions and services to their customer networks. Our target businesses generally have greater than $5 million in annual revenue and/or process at least 200 invoices or more than 100 payments per month.

Indirect channels: Our buyer indirect sales channel includes reseller partners and other strategic partnerships. Bank of America and Fifth Third Bank, through Mastercard’s branded “Mastercard B2B Hub,” and KeyBank resell AvidXchange’s software and services to their customers. Our strategic software and technology partners include brands such as MRI Software, RealPage, and SAP Concur, in addition to other non-strategic partners. These partnerships allow us to increase wallet share in existing markets and expand into adjacent markets.

We also have an extensive sales force of over 90 employees dedicated to executing our proprietary supplier engagement process and onboarding the vast number of suppliers that interact with our solutions and network. Our automated processes quickly detect anytime a payment is made to an out-of-network supplier, after which our dedicated teams quickly work to engage and onboard interested parties. Our active focus on supplier retention and enhancement of supplier-focused automated solutions continues to expand the overall network.

Our go-to-market team is core to our growth and continues to evolve with the rapidly evolving market and our own internal development of products. We continuously monitor key metrics that measure our sales team and channel sales success, productivity, and efficiency. We maintain long-term customer satisfaction through our relationship management and customer care organization, who provide customer support through multiple avenues of communication including email, phone, chat, and forums.

Our marketing is focused on our unique ability to serve the middle market, our easy to integrate solution, the value we provide to our customers, and our continued product innovation. Our targeted marketing to the middle market includes both digital and traditional brand campaigns, targeted advertisements, social, thought leadership pieces, trade shows, and webinars.

We intend to continue to invest in our sales and marketing capabilities to capitalize on our market opportunity.

Why We Win

Our customers choose us for the tangible value proposition our solutions offer. We believe we have several competitive advantages that drive our ability to leverage our first mover market position:

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Built to solve the unique business challenges of the middle market: Since our inception, our solution has been purpose-built for the middle market. Our platform addresses enterprise level challenges, but at the scale, price and in the language of the middle market.

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Digitize the entire AP workflow: We apply data and SaaS-based software automation to the entirety of the AP workflow. While some tools require the buyer to first handle invoice ingestion, we focus on transforming the buyer experience by owning, and enhancing, each point of the value chain. Our platform will handle invoice ingestion, whether through paper or electronic means, and replicate that ownership and automation through to payment.

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Comprehensive, end-to-end AP Automation and payments platform: Our comprehensive solution provides a single-vendor approach to eliminate paper, streamline workflows and ensure timely and accurate reconciliation. We have spent years building a software and payments platform coupled with hundreds of integrations to vertical-specific middle market accounting and information systems. We believe this provides us with a unique competitive advantage to automate AP workflows, streamline invoice payment and continue to grow our two-sided network.

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Scaled, two-sided network of buyers and suppliers powers a flywheel effect: We provide the infrastructure layer connecting our buyers with their suppliers. As buyers approve and pay more invoices through our platform, we connect them to their suppliers and add more suppliers to our network, which drives an expansion of the flywheel effect that fuels our growth. As a result of this ongoing flywheel, we have built a high level of supplier density that allows us to monetize payments almost immediately after a buyer joins our platform.

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Diverse and deep integration layer: We offer more than 210 integrations with different accounting systems that allow our clients to curate a technology stack tailored to the nuances of their size, scale and vertical. Our “built inside” integrations, many of which are flexible API-based integrations, facilitate increasingly seamless exchanges of data, driving enhanced user experiences and utility and providing a feature set and level of customization historically reserved only for enterprises.

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Unparalleled data capabilities: Our buyers and suppliers benefit from the more than 190 million invoices we have ingested and processed since inception. From the beginning, we recognized the feedback value of data and as such our product development and operations benefit from two decades of transactions. We believe we ingest invoices more accurately, manage risk more insightfully and assess credit more thoughtfully in part due to a knowledge base that continues to grow every day.

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“Win as a team” culture: Our culture is our DNA. It’s what brings us together and makes us who we are. We believe our culture gives us a unique competitive advantage. Our strength lies in leveraging the unique differences our employees bring to the workplace. We value diverse talents, skills, ideas, ways of thinking, backgrounds and life stories – all of which drive our innovation and performance. As entrepreneurs seeking innovative solutions to serve our customers, we want every employee to feel a strong sense of purpose and belonging. Therefore, we strive to create a workplace where every employee feels comfortable and empowered to bring their full, authentic self to work every day. As we continue to grow the business, we also intentionally focus on the key drivers of employee experience and engagement: wellbeing, growth and development, and rewards and recognition. Engaged employees are imperative to achieve strong company performance and excellent customer experience.

Growth Strategy

We are dedicated to continuing to differentiate ourselves as the leader in AP automation software and payment solutions for middle market businesses through our multi-pronged approach. Fundamentally, the growth of our business is dependent upon the number of transactions we process, as well as our total payment volume. Key elements of our growth strategy include the following:

Win new buyers and their suppliers. With approximately 435,000 middle market companies in the U.S, we believe the middle market opportunity remains largely underpenetrated. As the number of middle market companies continues to increase and their AP and payment complexity grows, we anticipate demand for our products by new customers to increase. We will continue to invest heavily in our direct and indirect sales channels to increase awareness of our platform, drive sales opportunities, and convert more of our pipeline into customers. We will also continue to grow and scale and the number of strategic partnerships we have, providing more opportunities to acquire new customers from our software and bank channels as well as our referral partnerships. In 2020, approximately two-thirds of our direct new buyer sales included both the invoice and pay component of our AP software solutions.

Grow with existing buyers and suppliers. We expect to continue to grow with our existing buyer base of over 7,000 businesses. As our buyer base continues to grow and mature, we expect them to continue to increase invoice and payment transaction volume across the AvidXchange platform. In addition, we plan to continue to cross-sell solutions to our existing buyers.

Increase conversion of paper checks to electronic payments. As our buyers continue to mature and increase their overall payment transaction volume, we believe there is significant opportunity to increase the penetration of electronic payments as paper checks still comprised 42% of all B2B payments in the U.S. in 2020. The reliance on highly manual invoice management processes and paper check-based payments results in wasted time and money that serve as great candidates for automation. As additional buyers and suppliers join our proprietary AvidPay Network, we will continue to build functionality and drive conversion of manual to electronic payments. Our growing supplier density will continue to drive higher monetization rates leading to increased e-payment adoption.

Continue to innovate and enhance new products. We will continue leveraging the rich data and business insights we have accumulated across buyer and supplier transactions to add new innovations and capabilities. We will continue to expand horizontal product functionality to benefit our clients. Key areas of continued product innovation include creating products to support larger buyers that require more advanced procurement and spend management capabilities, growing functionality within the AvidPay Network, focusing on our operational scalability to enhance our ability to effectively manage critical transactions, and increasing automation in our platform. Our goal is to create more end-to-end solutions that integrate purchasing and payments workflows. In addition to enhancing products for our buyer customers, we will also continue to use our access to rich data to build out more robust offerings for suppliers, including financing solutions to serve the significant opportunity there.

Selectively pursue strategic M&A. We will supplement our organic growth by pursuing strategic M&A to expand into new verticals and horizontal capabilities, capture unmonetized or under-monetized spend, and enhance and expand products and capabilities. We have a proven track record of successfully acquiring and executing M&A to drive revenue growth, efficiency leverage, and scalability across the organization.

Enter new verticals. We believe there is significant untapped opportunity in the middle market to expand into new and adjacent verticals. We will continue to invest in our vertical sales teams across different geographies to execute in-house development to build vertical domain capabilities, increase our number of bank and software partnerships, and expand the number of next-generation API and “built inside” integrations. We plan to do this both organically and through potential acquisitions. We recently expanded into the Education sector and our recent acquisition of Core Associates enabled us to become one of the leading AP providers in the construction market.

International expansion. We plan on expanding internationally in the near to mid-term with an initial focus on Canada, the U.K, and Europe. We will leverage our existing business partner relationships we have already in place in the U.S. to begin building our presence worldwide.

Human Capital, Culture, Social Responsibility and Community Initiatives

At AvidXchange, our employees are the core of who we are. We’re all entrepreneurs who love to innovate and win with a passion for serving our customers. We take personal ownership of our everyday work, and we recognize that we only win as a team. While we’re proud to stand out, we also know that to shine brightly as a company, the light we create needs to build from the inside out – from person to person, and team to team.

While we are a technology company by trade, at our core, we are a people company, and that means not only taking care of each other, but those in the communities in which we work and live. In 2005, we formed the AvidXchange Foundation. Initially, we set out to help elementary school children impacted by Hurricane Katrina. From then on, the AvidXchange Foundation has been dedicated to making a difference in the lives of young people where we work and live.

As a technology company, we have a responsibility to give back to the community the best way we know. For AvidXchange, that means finding solutions to problems through a technology lens to empower future generations to be well equipped to partake in today’s digital economy, which will be even more critical tomorrow. We recognize that barriers to technology education and careers start early in a student’s life with having access to the right resources throughout their education, which is why we launched Tech Rising – an initiative spearheaded by the AvidXchange Foundation committed to removing technology barriers and bridging the digital divide to create economic mobility for youth and young adults.

But we don’t limit our efforts or those of our employees to a singular mission. Corporate giving of all kinds is a part of AvidXchange’s DNA, and we enable employees who are passionate about giving back to the community – however is most meaningful to them – with paid volunteer time off. We understand that engaging with our communities and striving to improve the quality of life for our employees and neighbors is more than an opportunity – it’s our responsibility.

We are committed to sharing our resources and time in support of philanthropic efforts. In demonstration of this commitment, on June 24, 2021, our board of directors approved the reservation of 414,324 shares of our common stock (representing approximately 1% of our issued and outstanding common stock and common stock equivalents as of June 24, 2021) for future issuance to fund our philanthropic endeavors, including possible issuance to a philanthropic partner in connection with the establishment of a donor-advised fund, over a ten-year period. We intend to issue the first contribution of 10% of the pledged shares shortly after the execution of an agreement with a philanthropic partner. Thereafter, we intend to provide annual ongoing grants of 10% of the pledged shares for a period of nine subsequent years, subject in each case to the approval of our board of directors.

As of June 30, 2021, we had over 1,500 full-time, U.S. based employees. We also engage temporary employees and consultants as needed to support our operations. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Competition

We believe the overall market for AP software and payments solutions is highly fragmented, competitive and evolving and is marked by rapid change and consolidation due to technological innovations and continued adoption by businesses. Although we expect businesses to continue to adopt AP and payment automation solutions, we often find that we are selling our products and services to potential customers that have use a variety of separate solutions or internally developed policies and procedures, and we must be able to convince internal stakeholders that our products and solutions are superior to their existing processes or third-party solutions.

Our current competitors range from fintech companies, such as Bill.com and Coupa Software, and financial institutions to smaller, niche providers of software and services, as well as point solutions provided by ERP vendors. We compete with companies that offer comprehensive solutions focused on the entire AP and payment processes and companies that focus only on select portions of these processes such as invoice and bill presentment, document and workflow management, AP and payment processing or accounts receivable. Solutions are also often specifically tailored to industry vertical or customer size making it difficult to expand into new verticals or attract larger or smaller customer types.

Accounting and ERP software providers, financial institutions, payment processing, and other service providers, a number of which we partner with in offering our solutions, may currently offer or develop solutions, acquire third-party solutions or competitors, or enter into strategic relationships that would enable them to expand their solutions to compete more effectively with our products and services. These parties may have access to larger, installed customer bases and may be able to effectively bundle and cross sell competitive solutions with their other services, which may enable them to compete more effectively or provide them with greater pricing and operating flexibility.

Companies that currently focus on providing solutions to enterprise businesses or SMBs may seek to expand the offering of their solutions to midmarket customers which would be more directly competitive with the products and services that we offer. New entrants not currently considered to be competitors may also enter the market through acquisitions, partnerships, or strategic relationships.

We currently compete on several factors, including:

•	product and service features, functionality and quality and system stability;

•	integrations with leading accounting and banking systems;

•	our value added services provided through various strategic partnership;

•	pricing and incentives;

•	supplier network;

•	ability to automate existing processes; and

•	customer onboarding time and effort.

We believe that we compare favorably with our competitors on the basis of these factors. We expect the middle market AP software and B2B payment solutions market to continue to evolve and grow, as greater numbers of middle market and larger businesses digitize their back offices. We believe that we are well-positioned to help them.

Regulatory Environment

We operate in a complex and evolving regulatory environment. The manner in which existing laws and regulations are applied or new laws and regulations are implemented in this environment is often unclear and unpredictable, in particular as such laws and regulations relate to our business in the U.S. and internationally to the extent we might in the future elect to expand our services outside the U.S.

Most states and certain territories in the U.S. require a license to engage in certain money transmission or payment services. We have procured and maintain money transmitter licenses, or the statutory equivalent, in all of the U.S. jurisdictions that currently require them for our business and actively work to comply with new license requirements as they arise. These licenses enable us to provide commercial payment services to businesses through AvidXchange, Inc. “for the benefit of customer” bank accounts that are restricted for such purposes and subject us, among other things, to record-keeping requirements, reporting requirements, bonding requirements, limitations on the investment of customer funds, and examination by state regulatory agencies.

We are also registered as a Money Services Business with the U.S. Department of Treasury’s Financial Crimes Enforcement Network, or FinCEN, and are subject to the BSA, and certain obligations contained therein, including, among other things, certain record-keeping and reporting requirements, and examinations by FinCEN.

The BSA is the primary compendium of U.S. laws and regulations regarding AML and countering the financing of terrorism. As required under the BSA, we have implemented and are continuing to expand an AML program designed to prevent our platform from being used to facilitate money laundering, terrorist financing, and other financial crimes. Our program is also designed to prevent our products from being used to facilitate business in certain countries, or with certain persons or entities, that are targets of economic or trade sanctions that OFAC and various foreign authorities administer or enforce. Our AML and sanctions compliance programs include policies, procedures, reporting protocols, and internal controls, require the designation of a BSA and AML compliance officer to oversee the programs, and are designed to address our legal and regulatory requirements and to assist in managing risk associated with sanctions, compliance, money laundering, and terrorist financing.

Although we do not provide consumer services or products, we do collect and use a wide variety of information for various purposes in our business, including to help ensure the integrity of our services and to provide features and functionality to our customers. Our customers’ data is stored in our platform, and we must monitor and, as applicable, comply with a wide variety of laws and regulations regarding the data stored and processed on our platform as well as the operation of our business. This may present legal challenges to our business and operations, such as rights of privacy or intellectual property rights related to the content loaded onto our platform.

This aspect of our business, including the collection, use, disclosure, and protection of the information we acquire in connection with our customers’ use of our services, may be subject to certain laws and regulations in the U.S. In particular, data privacy and security with respect to the collection, processing, and retention of personal data or PII continues to be the focus of legislation and regulation. In recent years, there have been a number of well-publicized data breaches involving the unauthorized use and disclosure of individuals’ PII. Many U.S. states have responded to these incidents by enacting laws requiring holders of PII to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials or amending existing laws to expand compliance obligations. Federal laws are also under consideration that may create additional compliance obligations and penalties. Accordingly, we publish our privacy policies and terms of service, which describe our practices concerning the use, transmission, and disclosure of information.

In addition, several foreign countries and governmental bodies, including within the European Union, have laws and regulations dealing with the collection, use, disclosure, and protection of information that are more restrictive than those in the U.S. While we believe that the products and services that we currently offer in the U.S. do not subject us to such laws or regulations in foreign jurisdictions, such laws and regulations may be modified or subject to new or different interpretations, new laws and regulations may be enacted, or we may modify or expand our products or services in the future, or acquire a company operating internationally, which may subject us to such laws and regulations.

Data privacy and security with respect to the collection, processing, and retention of PII continues to be the focus of domestic and worldwide legislation and regulation. In recent years, there have been a number of well-publicized data breaches involving the unauthorized use and disclosure of individuals’ PII. Many U.S. states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials or amending existing laws to expand compliance obligations. Federal laws are also under consideration that may create additional compliance obligations and penalties.

Various regulatory agencies in the U.S. and in foreign jurisdictions continue to examine a wide variety of issues which may be applicable to us and may impact our business. These issues include identity theft, account management guidelines, privacy, disclosure rules, cybersecurity, and marketing. As our business continues to develop and expand, we continue to monitor the additional rules and regulations that may become relevant or applicable to our business.

Any actual or perceived failure to comply with legal and regulatory requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, private litigation, regulatory or governmental investigations, administrative enforcement actions, sanctions, civil and criminal liability, and constraints on our ability to continue to operate. For an additional discussion on governmental regulation affecting our business, please see the risk factors related to regulation of our payments business and regulation in the areas of privacy and data use, under the section titled “Risk Factors — Risks Related to our Business and Industry.”

Intellectual Property

We seek to protect our intellectual property rights by relying upon a combination of contractual measures as well as trademark, copyright, and trade secret laws.

We rely on trade secrets and confidential information to develop and maintain our competitive position. It is our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants, and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with other third parties in order to limit access to, and disclosure and use of, our confidential information and proprietary information. We further control the use of our proprietary technology and intellectual property through provisions in our terms of service.

As of June 30, 2021, we had 33 trademark applications and registrations for certain of our logos. We will pursue additional trademark registrations to the extent we believe it would be beneficial and cost effective. We also own several domain names, including www.avidxchange.com.

Patents have not historically been a significant part of our intellectual property strategy. We may however pursue patent protection in the future to the extent we believe it would be beneficial and cost effective.

From time to time we may also use or incorporate certain intellectual property licensed from third parties, including under certain open-source licenses. Even if any such third-party technology was not available to us on commercially reasonable terms, we believe that alternative technologies would be available as needed.

Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation based on allegations of patent infringement or other violations of intellectual property rights.

We believe that competitors will try to develop products that are similar to ours and that may infringe our intellectual property rights. Our competitors or other third parties may also claim that our solutions infringe upon their intellectual property rights. In particular, some companies in our industry have extensive patent portfolios and are large and established and have greater resources than we do. From time to time, third parties have in the past and may in the future assert claims of infringement, misappropriation, and other violations of intellectual property rights against us or our customers or partners, with whom our agreements may obligate us to indemnify against these claims. Successful claims of infringement by a third party could prevent us from offering certain products or features, require us to develop alternate, non-infringing technology, which could require significant time and during which we could be unable to continue to offer our affected products, require us to obtain a license, which may not be available on reasonable terms or at all, or force us to pay substantial damages, royalties, or other fees. Moreover, our products may incorporate software components licensed to the general public under open-source software licenses. Open-source licenses may grant licensees broad permissions to use, copy, modify, and redistribute our platform. As a result, open-source development and license practices can limit the value of our software copyright assets.

For additional information about our intellectual property and associated risks, see the section titled “Risk Factors — Risks Related to our Business and Industry.”

Facilities

We lease our approximately 201,000 square foot built to suit corporate headquarters in Charlotte, North Carolina pursuant to a lease with an initial term that expires in 2032. We also lease approximately 60,000 square feet of office space adjacent to our headquarters to support operations and provide flex space.

We have additional offices in Sandy, Utah, Houston, Texas, Birmingham, Alabama, and Columbus, Mississippi and we have coworking space in Somerset, New Jersey and Marshfield, Massachusetts. We may further expand our facilities capacity as our employee base grows and we have acquired approximately 9.7 acres of land adjacent to our current quarters for future expansion. We believe that we will be able to obtain additional space on commercially reasonable terms.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, including commercial, intellectual property, employment, class action, whistleblower, and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. We are not currently a party to any legal proceedings that we believe to be material to our business or financial condition. The results of any future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers, directors and director nominees as of June 30, 2021.

Name	Age	Position
Executive Officers
Michael Praeger	53	President and Chief Executive Officer, Board Member
Joel Wilhite	51	Chief Financial Officer
Daniel Drees	53	Chief Growth Officer
Angelic Gibson	44	Chief Information Officer
Todd Cunningham	55	Chief People Officer
Ryan Stahl	46	General Counsel and Secretary

Non-Employee Directors
Matthew Harris	48	Board Member, Lead Independent Director
James (Jim) Hausman	64	Board Member
John C. (Hans) Morris	62	Board Member
Nigel Morris	62	Board Member
Wendy Murdock	68	Board Member
James Anderson(5)	54	Board Member
Brad Feld(5)	55	Board Member
Robert (Bo) Stanley(5)	46	Board Member

(1)	Member of the audit committee.
(2)	Member of the human capital and compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Member of the risk committee.
(5)	Messrs. Anderson, Feld, and Stanley will resign as directors immediately prior to the effectiveness of the registration statement on Form S-1 of which this prospectus forms a part.

Executive Officers

Michael Praeger. Michael Praeger is cofounder of AvidXchange and has served as our Chief Executive Officer since April 2000, our President since December 2010, and as Chairman of our board of directors since April 2000. Mr. Praeger has spent the last 28 years managing technology and web services-related companies. Prior to establishing AvidXchange, Mr. Praeger co-founded PlanetResume.com, a technology career enhancement and recruiting site that successfully completed its merger with CareerShop.com in November 1999. Prior to that, Mr. Praeger co-founded and served as Chief Executive Officer of InfoLink Partners, a software company specializing in automating the tax billing and collection functions for municipalities along with corporate escheat recovery services. Mr. Praeger received a BSBA degree in Finance from Georgetown University. We believe Mr. Praeger is qualified to serve on our board of directors due to his extensive knowledge of our company, as well as his significant operational and strategic expertise.

Joel Wilhite. Joel Wilhite joined us in February 2017 as our Chief Financial Officer. Mr. Wilhite brings decades of diverse financial leadership experience to his role. Before joining us, Mr. Wilhite held the position of Chief Financial Officer at Quantros, Inc., a SaaS company that offers an enterprise-wide suite of applications designed to help hospitals better manage the quality and safety of patient care. Prior to Quantros, Inc., Mr. Wilhite was the Senior Vice President of Finance for Benefitfocus.com, Inc. (NASDAQ: BNFT), a leading SaaS provider of benefits administration software and solutions. Prior to Benefitfocus, Mr. Wilhite served in various roles at Blackbaud, Inc. (NASDAQ: BLKB), most recently as the Chief Financial Officer for Blackbaud, Inc.’s international division. Mr. Wilhite began his career as an auditor at KPMG. He received his BS degree with honors in Accounting from the University of South Carolina and is a Certified Public Accountant.

Daniel Drees. Dan Drees joined us in April 2018 as our Chief Growth Officer. Mr. Drees is a seasoned financial technology executive and industry veteran with more than 25 years of experience generating growth at Fortune 500 companies and financial institutions such as General Electric Company (NYSE: GE), Bank of America (NYSE: BAC), Ally Financial Inc. (NYSE: ALLY), and Capital One (NYSE: COF). Most recently, he led the fraud and risk solutions business at Fiserv, Inc. (NASDAQ: FISV) from July 2017 through March 2018, where he focused on enabling financial institutions and their clients to reduce the cost and complexity associated with fraud and compliance through process automation and data analytics. Mr. Drees received his BS degree in Mechanical Engineering from Iowa State University.

Angelic Gibson. Angelic Gibson joined us in October 2019 as our Chief Information Officer. Ms. Gibson has spent over 20 years in information technology, with experience in building and managing SaaS platforms, enterprise technology systems, as well as management practices supporting databases, networks, telecommunications, and infrastructure. She has built and supported business intelligence platforms, has extensive cloud computing strategic insight, and has experience balancing operational efficiencies with business development and growth. Before joining us, Ms. Gibson served as Senior Vice President of Information Technology at TKXS Inc. from April 2013 to October 2018. Ms. Gibson received her BS degree in Management Information Systems from American InterContinental University.

Todd Cunningham. Todd Cunningham joined us in August 2014 and has served as our Chief People Officer since March 2020, and previously served as Senior Vice President of Human Capital and Talent Management. Mr. Cunningham has more than 26 years in Human Resources at public and private companies. His experience covers the full range of Human Resources responsibilities. Before joining us, Mr. Cunningham held senior positions at Bank of America focusing on talent management, development, and organizational effectiveness, where he served in various capacities, including: Senior Vice President of Talent & Development Executive, Global Corporate & Investment Banking; Vice President of Associate Readiness Change Executive — Merrill Lynch Transition; and Senior Vice President of Talent & Development Executive, Consumer & Small Business Banking Division, among others. Mr. Cunningham received a BSBA degree in Human Resources Management from The Ohio State University.

Ryan Stahl. Ryan Stahl joined us in May 2015 and has served as our General Counsel and Secretary since November 2017, and previously served as Deputy General Counsel. As our General Counsel and Secretary, Mr. Stahl began his legal career in the corporate and securities practice at Sidley Austin, LLP, focusing primarily on mergers and acquisitions and capital markets offerings. He subsequently held multiple in-house corporate positions in the financial services and technology industries, most recently at Mercury Payment Systems Inc., a privately held payment processor and technology services provider. Mr. Stahl holds a BS degree from the University of Dayton and a JD degree from the University of Michigan Law School.

Non-Employee Directors

Matthew Harris. Matt Harris has served as a member of our board of directors since July 2015. Mr. Harris joined Bain Capital Ventures to lead the New York City office, where he currently serves as a Partner. Mr. Harris focuses on business services companies, with a particular interest in financial services. Mr. Harris has served as a member of the board of directors of BTRS Holdings Inc. (f/k/a Factor Systems, Inc. (dba Billtrust)) (NASDAQ: BTRS), a provider of cloud-based software and integrated payment processing solution, since January 2021, and prior to this, he served as director of Factor Systems, Inc. (d/b/a Billtrust) since November 2012. Mr. Harris has also served as a member of the board of directors of Flywire Corporation (NASDAQ: FLYW), a global payments enablement and software company, since January 2015. Prior to joining Bain Capital Ventures, Mr. Harris founded Village Ventures, Inc., an early stage venture capital firm focused on the media and financial services sectors, and served as Managing Director from January 2000 to September 2012. Mr. Harris received a B.A. degree in Political Economy from Williams College. We believe Mr. Harris is qualified to sit on our board of directors due to his extensive experience as an investor and board member of a variety of fintech companies.

James (Jim) Hausman. Jim Hausman has served as a member of our board of directors since July 2002. Mr. Hausman previously served as our Interim Chief Financial Officer from April 2014 to June 2015. Mr. Hausman is a Certified Public Accountant and has 18 years of experience as the chief financial officer for a public, and several private, telecommunications companies. Mr. Hausman began his career at Price Waterhouse, which later became PricewaterhouseCoopers. He has a BS degree in Accounting from the University of Kentucky. We believe Mr. Hausman is qualified to serve on our board of directors due to his extensive experience as chief financial officer of a public company, and due to his extensive knowledge of our company.

John C. (Hans) Morris. Hans Morris has served as a member of our board of directors since July 2015. Mr. Morris is managing partner of Nyca Partners LLC, a venture capital firm exclusively focused on applying innovation into the global financial system. Mr. Morris is also the chairman of the board of directors of Lending Club Corporation (NYSE: LC), a peer-to-peer lending company, and and a director of Payoneer Inc. (NASDAQ: FTOCU), an online payments company providing money transfer and digital payments services, as well as several private companies. From 2010 until founding Nyca Partners LLC in 2014, Mr. Morris was Managing Director at General Atlantic LLC, a global growth equity firm. He also served as President of Visa Inc. from 2007 to 2009, while it completed its reorganization and its initial public offering in 2008, and spent 27 years at Citigroup and its predecessor companies in executive roles, including serving as CFO and head of operations and technology for Citi’s institutional businesses from 2002-2007. Mr. Morris received a BA degree in Government and Urban Studies from Dartmouth College. We believe Mr. Morris is qualified to sit on our board of directors due to his experience as an investor and as an officer of an international finance company.

Nigel Morris. Nigel Morris has served as a member of our board of directors since December 2015. Mr. Morris has been the co-founder and managing partner of QED Investors LLC, a fintech venture capital platform focused on disruptive, high-growth financial services companies since 2008. Prior to QED Investors LLC, Mr. Morris co-founded Capital One Financial Services in 1994, where he also served as President and Chief Operating Officer until 2004. Mr. Morris previously sat on the board of directors of GreenSky, Inc. (NASDAQ: GSKY) from January 2014 to June 2019 and currently sits on the boards of several different privately held companies. Mr. Morris received a BSC degree in Psychology from the University of East London and an MBA degree from London Business School. We believe Mr. Morris is qualified to sit on our board of directors due to his experience as an investor in fintech companies and as the co-founder of a financial services company.

Wendy Murdock. Wendy Murdock has served as a member of our board of directors since September 2019. Ms. Murdock has over 30 years of experience as a manager and director in the global financial services industry. Ms. Murdock served as the Chief Product Officer of Mastercard Worldwide from 2005 to 2009, where she was responsible for innovation, development, go-to-market strategy and commercialization of all Mastercard products targeted at consumers, corporations/governments, and merchants. She subsequently served from 2009 to 2012 as Mastercard Worldwide’s Chief Payment Systems Integrity Officer with responsibility for leading the company’s anti-fraud, information, and cyber security programs. Ms. Murdock serves as a member of the board of directors of Iron Mountain Incorporated (NYSE: IRM), a storage and information management services company, and previously served from 2013 to 2016 on the board of Recall Holdings Limited (a public unlisted company), a digital and physical information management services company. She has also served as member of the board of directors for USAA Federal Savings Bank since December 2013 and USAA Savings Bank since April 2016. Since 2016, Ms. Murdock has served on the board of La Caisse de dépôt et placement du Québec, a large institutional pension fund. Ms. Murdock received a BA degree in French Canadian Studies from McGill University and an MBA degree from the University of Western Ontario. We believe Ms. Murdock is qualified to serve on our board of directors due to her extensive experience as a senior finance executive, including as the chief product officer of one of the world’s largest financial services companies.

James Anderson. James Anderson has served as a member of our board of directors and as a member of our M&A and Governance and Compensation committee since June 2020. Mr. Anderson joined Mastercard in May 2007, where he is currently Executive Vice President of Commercial & B2B Solutions since April 2018 and a member of its management committee since April 2019. From May 2015 to April 2018, Mr. Anderson served as

Executive Vice President of Digital Payment Products at Mastercard, leading Mastercard Digital Enablement Service, Masterpass, and the API platform initiatives. He has spent his career at the intersection of mobile, payment, and internet technologies in product development, business development, and general management roles. Since March 2019, he has also served on the board of Mastercard Transaction Services (US) LLC, a subsidiary of Mastercard. Mr. Anderson received his bachelor’s degree in politics, philosophy and economics from the University of Oxford and a Master of Business Administration from Columbia University. Mr. Anderson will resign as one of our directors immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus forms a part.

Brad Feld. Brad Feld has served as a member of our board of directors since July 2015 and a member of the audit committee since September 2015. Mr. Feld is a founding partner of Foundry Group, which was founded in September 2007, and currently serves as Managing Director. Mr. Feld also co-founded Techstars in August 2006 and currently serves on its board of directors. Mr. Feld has been a board member of, advisor to and investor in well-known technology companies including Fitbit, Inc. (NYSE: FIT), Zynga Inc. (Nasdaq: ZNGA), SendGrid, Inc. (formerly NYSE: SEND) (which since has been acquired by Twilio Inc. (NYSE: TWLO)), Rally Software Development Corp (formerly NYSE: RALY) (which since has been acquired by CA, Inc. (formerly Nasdaq: CA)), and Raindance Communications (formerly Nasdaq: RNDC) (which since has been acquired by West Corporation). Mr. Feld has been the Chairman of the board of directors of Crucible Acquisition Corporation (NYSE: CRU) since September 2020. Currently, Mr. Feld also serves on the board of, among other companies, Formlabs Inc. since July 2016 and Havenly, Inc. since March 2020. Mr. Feld holds a Bachelor of Science and a Master of Science in management science from the Massachusetts Institute of Technology. Mr. Feld will resign as one of our directors immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus forms a part.

Robert (Bo) Stanley. Bo Stanley has served as a member of our board of directors and as a member of our Audit and M&A committee since November 2020. In April 2011, Mr. Stanley joined Sixth Street Partners, where he is currently a partner. He also serves as President of Sixth Street Specialty Lending, Inc. (NYSE: TSLX) since April 2014 and is Co-Head of Sixth Street Growth since June 2018, where he focuses on originating transactions in software, payment systems, data infrastructure, and business services sectors. Prior to joining Sixth Street, Mr. Stanley was with Wells Fargo Capital Finance. Mr. Stanley also serves on the board of Legends Hospitality, LLC since January 2021 and served on the board of AFS Technologies, Inc. from June 2017 to August 2020. Mr. Stanley holds a Bachelor of Science in Business Administration with a concentration in Business Administration from the University of Maine. Mr. Stanley will resign as one of our directors immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus forms a part.

Board of Directors Composition

Our business and affairs are managed under the direction of our board of directors. After the closing of this offering, we expect that our board of directors will consist of nine members. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors, except for James Anderson, Brad Feld, and Robert (Bo) Stanley, will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal. Messrs. Anderson, Feld, and Stanley will resign as directors immediately prior to the effectiveness of the registration statement on Form S-1 of which this prospectus forms a part.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be and their terms will expire at the annual meeting of stockholders to be held in 2021;

•	the Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	the Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2023.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Upon the closing of this offering, our common stock will be listed on the Nasdaq Global Market, or Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of its initial public offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members and human capital and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director with that listed company.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board of directors committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors must affirmatively determine that each member of the human capital and compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a human capital and compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships and stock ownership, our board of directors has determined that each of                  ,             and              do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules of the SEC and the listing standards of Nasdaq. Mr. Praeger is not independent under Nasdaq’s independence standards.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related-Party Transactions.” There are no family relationships among any of our directors or executive officers.

Board of Directors Leadership Structure

The board of directors has no set policy with respect to the separation of the offices of Chairman of the Board and Chief Executive Officer. Currently, Mr. Praeger serves as Chairman of the Board and Chief Executive Officer. Matthew Harris serves as our lead independent director. The board of directors believes that this overall structure of a Chairman of the Board and Chief Executive Officer, combined with a lead independent director, results in an effective balancing of responsibilities, experience and independent perspectives that meets the current corporate governance needs and oversight responsibilities of the board of directors.

Role of the Board and Risk Committee in Risk Oversight

One of the key functions of our board of directors is to oversee our risk management process. The risk management committee, comprising of independent directors, assists the board of directors in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and environmental risks. The risk management committee has the overall responsibility of monitoring and approving our risk policies and associated practices. It is also responsible for reviewing and approving risk disclosure statements in public documents or disclosures.

In particular, our board of directors has overall responsibility for monitoring and assessing strategic risk exposure and our risk committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee monitors compliance with financial disclosure and also more general legal and regulatory requirements. Our human capital and compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board of Directors Committees

Our board of directors has an audit committee, a human capital and compensation committee, a nominating and corporate governance committee and risk management committee, each of which has the composition and the responsibilities described below. Upon the closing of this offering, copies of the charters for each committee will be available on the investor relations portion of our website at www.avidxchange.com. Members serve on these committees until their resignations or removal. The inclusion of our website in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

Following the closing of this offering, our audit committee will consist of                  , each of whom will meet the requirements for independence under the listing standards of Nasdaq and SEC rules and regulations.             will be the chair of our audit committee and             are “audit committee financial experts” as such term is defined under the SEC rules implementing SOX Section 407. Following the closing of this offering, our audit committee will be responsible for, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•

obtaining a formal written statement from the independent registered public accounting firm delineating all relationships between us and such firm and actively engaging in dialogue with such firm with respect to any disclosed relationships;

•	helping to ensure the independence and overseeing performance of the independent registered public accounting firm;

•

reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing with management and the independent registered public accounting firm our interim and year-end operating results;

•	reviewing our financial statements and our critical accounting policies and estimates;

•	reviewing the adequacy and effectiveness of our internal controls;

•	developing procedures for employees to submit concerns anonymously about questionable accounting, internal accounting controls, or audit matters;

•	overseeing our policies on regulatory compliance, risk assessment and risk management;

•	overseeing compliance with our code of business conduct and ethics;

•	reviewing related-party transactions; and

•	pre-approving all audit and all permissible non-audit services (other than de minimis non-audit services) to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the closing of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq and will be available on our website at www.avidxchange.com.

Human Capital and Compensation Committee

Following the closing of this offering, our human capital and compensation committee will consist of                 , each of whom will meet the requirements for independence under the listing standards of                 and SEC rules and regulations. In addition, each member of our human capital and compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 of the Exchange Act.                  will be the chair of our human capital and compensation committee. Following the closing of this offering, the human capital and compensation committee will be responsible for, among other things:

•

reviewing, approving and determining, or making recommendations to our board of directors regarding, the compensation of our executive officers, including our Chief Executive Officer, who may not be present on deliberations of his compensation;

•	administering our equity compensation plans and agreements with our executive officers;

•	reviewing, approving and administering incentive compensation and equity compensation plans;

•	reviewing and approving our overall compensation philosophy; and

•	making recommendations regarding non-employee director compensation to our full board of directors.

Our human capital and compensation committee will operate under a written charter, to be effective prior to the closing of this offering, which will satisfy the applicable rules of the SEC and the listing standards of                  and will be available on our website at www.avidxchange.com.

Nominating and Corporate Governance Committee

Following the closing of this offering, our nominating and corporate governance committee will consist                 , each of whom will meet the requirements for independence under the listing standards of

and SEC rules and regulations.      will be the chair of our nominating and corporate governance committee. Following the closing of this offering, the nominating and corporate governance committee will be responsible for, among other things:

•	identifying, evaluating and selecting, or making recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	overseeing the evaluation and the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	overseeing our corporate governance practices;

•	contributing to succession planning; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the closing of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq and will be available on our website at www.avidxchange.com.

Risk Management Committee

The primary objectives of the risk management committee are to assist the board of directors i) in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks; and ii) to monitor and approve our enterprise risk management framework and associated practices. Our risk management committee will operate under a written charter, to be effective prior to the closing of this offering, which will be available on our website at www.avidxchange.com.

Compensation Committee Interlocks and Insider Participation

None of the members of our human capital and compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board of directors committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee. Certain members of our human capital and compensation committee are affiliated with entities that purchased our preferred stock. Please see “Certain Relationships and Related-Party Transactions — Sales of Securities” for more information.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the closing of this offering, the code of business conduct and ethics will be available on our website at www.avidxchange.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions or our directors on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Non-Employee Director Compensation

Historically, we have neither had a formal compensation policy for our non-employee directors, nor have we had a formal policy of reimbursing expenses incurred by our non-employee directors in connection with their board service. However, we have from time to time reimbursed our non-employee directors for certain travel, lodging and other reasonable expenses incurred in connection with their attendance at board of directors or committee meetings and occasionally granted stock options to certain of our non-employee directors. Except to the limited extent described in “Executive Compensation – Director Compensation” below, we did not provide our non-employee directors, in their capacities as such, with any cash, equity or other compensation in fiscal 2020. In                , 2021, our board of directors approved an outside director compensation policy that will become effective upon the closing of this offering. Under this policy, we will pay our directors who are not our employees both equity and cash compensation for service on the board of directors.

Cash Compensation

Our non-employee directors will receive an annual cash retainer for service on the board of directors and an additional annual cash retainer for service on each committee on which the director is a member, which will be paid quarterly in arrears. The chairman of each committee will receive higher annual cash retainers for such service. The fees paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows:

	Member Annual Cash Retainer	Chairperson Annual Cash Retainer	Lead Independent Director Annual Cash Retainer
Board of Directors	$	$	$
Audit Committee
Human capital and compensation committee
Nominating and Corporate Governance Committee
Risk Management Committee

Equity Compensation

Initial Grant

Each new non-employee director who joins our board of directors after our initial public offering will automatically receive a RSU award for common stock having a value of $                based on the fair market value of the underlying common stock on the date of grant under our                , with the $                being prorated based on the number of months from the date of appointment until the next annual meeting of our stockholders. Each initial grant will vest on the earlier of (i) the date of the following annual meeting of our stockholders (or the date immediately prior to the next annual meeting of our stockholders if the non-employee director’s service as a director ends at such meeting due to the director’s failure to be re-elected or the director not standing for re-election) or (ii) the one year anniversary measured from the date of grant, each subject to continued service as a director through each applicable vesting date.

Annual Grant

On the date of each annual meeting of our stockholders, each continuing non-employee director will automatically receive a RSU award for common stock having a value of $                based on the fair market value of the underlying common stock on the date of grant under our 2021 Plan. Each annual grant will vest on the earlier of (i) the date of the following annual meeting of our stockholders (or the date immediately prior to the next annual meeting of our stockholders if the non-employee director’s service as a director ends at such meeting due to the director’s failure to be re-elected or the director not standing for re-election) or (ii) the one year anniversary measured from the date of grant, each subject to continued service as a director through each applicable vesting date.

The calculation of the number of shares of RSUs granted under the non-employee director compensation policy will be the closing price of our common stock as reported by Nasdaq on the date of grant.

Vesting Acceleration

In the event of a change in control (as defined in our 2021 Plan), any unvested portion of an equity award granted under the policy will fully vest immediately prior to the closing of such change of control, subject to the non-employee director’s continuous service with us on the effective date of the change of control.

Compensation Philosophy

The outside director compensation program is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors’ interests with those of our stockholders.

Director and Officer Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at our request.

EXECUTIVE COMPENSATION

Overview

This section discusses the principles underlying the material components of our executive compensation program for our executive officers who are named in the “Summary Compensation Table” and the factors relevant to an analysis of these policies and decisions. These “named executive officers” for the year ended December 31, 2020 are:

Name	Title
Michael Praeger	Chief Executive Officer and Chairman
Joel Wilhite	Chief Financial Officer
Dan Drees	Chief Growth Officer

Each of the key elements of our executive compensation program is discussed in more detail below. Our compensation programs are designed to be flexible and complementary and to collectively serve the principles and objectives of our executive compensation and benefits program. Our employees are all employed by AvidXchange, Inc., but following our reorganization, all equity awards have been assumed by and all new equity awards will be issued by AvidXchange Holdings, Inc.

Compensation Tables

Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020.

Name and Principal Position	Salary(1)	Option Awards(2)	Stock Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)	Total
Michael Praeger	$404,077	$899,990	$765,003	$319,594	$13,900	$2,402,564
Chief Executive Officer
Joel Wilhite	$328,577	$499,995	$424,974	$186,355	$41,821	$1,481,722
Chief Financial Officer
Dan Drees	$326,154	$349,987	$297,494	$240,674	$10,648	$1,224,957
Chief Growth Officer

(1)	This amount reflects the actual salary earned by each of our named executive officers during the year ended December 31, 2020.
(2)

The amounts in this column represent the aggregate grant date fair value of awards granted to each named executive officer, computed in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification, or ASC, Topic 718.

(3)	The amounts reported represent the grant date fair value of the RSUs awarded to the named executive officer in the fiscal year ended December 31, 2020, as calculated in accordance with ASC Topic 718.
(4)

The amounts reported in the Non-Equity Incentive Plan Compensation column reflect bonuses earned by our NEOs under the annual bonus plan for the fiscal year ended December 31, 2020 as well as a sales incentive bonus paid to Mr. Drees.

(5)

This amount reflects (a) our matching contributions made to the 401(k) retirement savings plan with respect to each named executive officer ($11,400 for Mr. Praeger, $10, 581 for Mr. Wilhite and $8,148 for Mr. Drees), (b) a $2,500 reimbursement for financial and tax planning services expenses for each NEO) and (c) a $2,395 per month housing and travel reimbursement for Mr. Wilhite (total of $28,740 for the year).

Outstanding Equity Awards

				Option Awards			Stock Awards
Name	Grant Date	Number of Securities Underlying Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Unearned Shares, Units or Other Rights That Have Not Vested		Market or Payout Value of Unearned Shares, Units or Other Rights Have Not Vested ($)
Michael Praeger	6/1/2016	24,289	(1)	0	$8.98	6/1/2021	—		—
	3/29/2017	8,593	(1)	0	$13.97	3/29/2022	—		—
	3/5/2018	4,752	(2)	2,160	$14.14	3/5/2023	—		—
	4/27/2018	4,790	(2)	2,396	$14.14	4/27/2023	—		—
	3/20/2019	5,106	(2)	6,567	$16.66	3/20/2024	—		—
	6/19/2019	2,736	(2)	4,562	$16.66	6/19/2024	—		—
	10/1/2020	0	(3)	48,231	$41.66	10/1/2030	18,363	(4)	$889,504
Joel Wilhite	3/29/2017	46,621	(1)	0	$12.70	3/29/2027	—		—
	3/5/2018	15,902	(2)	7,229	$12.85	3/5/2028	—		—
	3/20/2019	4,221	(2)	5,429	$15.14	3/20/2029	—		—
	10/1/2020	0	(3)	26,795	$41.66	10/1/2030	10,201	(4)	$494,136
Dan Drees	6/14/2018	25,000	(2)	15,000	$12.85	6/14/2028	—		—
	3/20/2019	4,221	(2)	5,429	$15.14	3/20/2029	—		—
	10/1/2020	0	(3)	18,756	$41.66	10/1/2030	7,141	(4)	$345,910

(1)	Options vest over three years of service from the Grant Date specified above, with 33.33% of the options vesting after one year and an additional 1/36th of the options vesting monthly thereafter.
(2)

Options vest over four years of service from the Grant Date specified above, with 25% of the options vesting after one year and an additional 1/48th of the options vesting monthly thereafter. The options are subject to vesting acceleration under certain circumstances as described under “Employment Agreements” below.

(3)

Options vest over four years of service from a vesting commencement date of 2/15/2020, with 25% of the options vesting after one year of service from the vesting commencement date and the remainder vesting in equal quarterly increments thereafter over the following three years. The options are subject to vesting acceleration under certain circumstances as described under “Employment Agreements” below.

(4)

RSUs will vest upon the satisfaction of both a service-based vesting condition and a liquidity event-related performance vesting condition. The liquidity event-related performance vesting condition will be satisfied on the earlier of (i) a sale event for us or (ii) this offering. Once the performance condition is satisfied the RSUs will vest over four years of service with a vesting commencement date of 2/15/2020, with 25% of the RSUs vesting after one year of service from the vesting commencement date and the remainder vesting in equal quarterly increments thereafter over the following three years.

Narrative to the Summary Compensation Table

Base Salary

Annual base salaries compensate our executive officers for fulfilling the requirements of their respective positions and provide them with a level of cash income predictability and stability with respect to a portion of their total compensation. Generally, our named executive officers’ initial base salaries were established through arm’s-length negotiation at the time the individual was hired, taking into account his or her qualifications, experience and prior salary level. Thereafter, the base salaries of our executive officers, including the named executive officers, are reviewed periodically by our board of directors and our CEO, and adjustments are made as deemed appropriate.

2020 Non-Equity Incentive Plan Compensation

The amounts reported in the Non-Equity Incentive Plan Compensation column reflect bonuses earned by our NEOs under the annual bonus plan for the fiscal year ended December 31, 2020 as well as a sales incentive bonus paid to Mr. Drees. For the year ended December 31, 2020, the target annual bonuses for Mr. Praeger, Wilhite and Drees were equal to 70%, 50% and 25%, respectively, of their eligible base salary earnings. The performance metrics for the annual bonus plan for the year ended December 31, 2020 consisted of: (i) financial metrics (60% of the total bonus) based on revenue and margin, (ii) qualitative individual performance goals (20% of the total bonus) and (iii) qualitative business initiatives (20% of the total bonus). In 2021, our board of directors evaluated the 2020 performance against these established performance goals. For financial metrics, we achieved 100% of target (60% of the total target bonus) and for the business initiatives, we achieved 122% (24.4% of the total target bonus). Messrs. Praeger, Wilhite and Drees achieved their individual goals at a rate of 140%, 142.5% and 145% (28%, 28.5% and 29% of the total target bonus), respectively, resulting in the attainment percentages shown in the table below.

In addition to his annual bonus, Mr. Drees was entitled to receive a variable sales bonus based on his achievement of sales metrics, with a target amount of $148,500. Based on his achievement of such goals, he earned a sales bonus of $147,797 for the year ended December 31, 2020.

Name	Eligible Base Earnings	Target Bonus Percentage	Attainment Percentage	Non-Equity Incentive Plan Compensation
Michael Praeger	$404,077	70%	112.4%	$319,594
Joel Wilhite	$328,577	50%	112.9%	$186,355
Dan Drees(1)	$326,154	25%	113.4%	$92,877

(1)	Mr. Drees also received a sales bonus of $147,797, and combined with his annual bonus, received an aggregate of $240,674 for the year ended December 31, 2020.

We also adopted a 2020 Long-Term Incentive Plan, or our 2020 LTIP, that was designed to provide a cash incentive for eligible executives, including our named executive officers, pursuant to which the executives could earn cash bonuses if we achieved certain revenue and gross margin targets. Amount earned under the 2020 LTIP would become payable over an eighteen month period beginning on December 31, 2020 or if earlier, the date on which maximum plan attainment occurred. The target levels for 2020 were not achieved and accordingly, no amounts are payable pursuant to the 2020 LTIP and the plan was terminated.

Equity Compensation

From time to time, we grant equity awards, in the form of stock options and RSUs, to our named executive officers, which are generally subject to time vesting conditions based on each of our named executive officer’s continued service with us and, in the case of the RSUs, the satisfaction of a liquidity event condition. Each of our named executive officers currently holds outstanding stock options to purchase shares of our common stock and outstanding RSU awards, as set forth in the “Outstanding Equity Awards Table” above. The material terms regarding each equity award in the “Outstanding Equity Awards Table,” including the vesting schedule and treatment upon a change of control, are described in the corresponding footnotes.

401(k) Plan

We have established a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the prescribed annual limit, and contribute these amounts to the 401(k) plan. This plan provides for matching contributions made by us of 100% of the first 3% and 50% of the next 2% of an employee’s 401(k) plan elective deferrals.

Deferred Compensation Plan

We have established a non-qualified deferred compensation plan for our “highly compensated” employees, including our named executive officers. Under the deferred compensation plan, employees may elect to reduce future, taxable current compensation by electing to defer all eligible compensation including base salary, cash bonus, and/or commissions on a semi-annual basis. We do not make matching contributions on the participants’ deferrals pursuant to the non-qualified deferred compensation plan.

All Other Compensation

Additional benefits received by our employees, including our named executive officers, include medical and dental benefits, flexible spending accounts, short-term and long-term disability insurance and accidental death and dismemberment insurance. These benefits are provided to our named executive officers on the same general terms as they are provided to all of our full-time U.S. employees. We also offer basic life insurance coverage to our employees, and offer executive life insurance to certain key executives, including our named executive officers.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices in the competitive market.

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. As noted above in the Summary Compensation Table, we provide each NEO with a $2,500 annual reimbursement for financial and tax planning services expenses and a $2,395 per month housing and travel reimbursement for Mr. Wilhite. In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation and retention purposes. All future practices with respect to perquisites or other personal benefits for our named executive officers will be approved and are subject to periodic review by the compensation committee of our board of directors.

Employment Agreements

Mr. Praeger’s Employment Agreement

Mr. Praeger entered into an employment agreement with us on May 21, 2015 to serve as our Chief Executive Officer and the parties amended the agreement on March 9, 2017. Mr. Praeger’s employment agreement provides for an initial base salary of $250,206, subject to merit increases if determined by the compensation committee of our board of directors. The employment agreement provides that if Mr. Praeger’s employment with us is terminated without cause, due to his death or disability, or because he resigns for “good reason” (as described below), he will receive the following severance benefits, subject to his execution of an effective release of claims against us and our affiliates: (a) continued payment of twelve months of base salary, (b) a single lump sum payment equal to (i) three, multiplied by (ii) 150% of the sum of the employer portion of the monthly group premiums for the life, disability, accident, and group healthcare insurance plans in which he was participating immediately prior to the termination, (c) if the termination occurs 24 months following a change in control, then he will receive a lump sum payment of his target bonus (assuming targets are met), (d) the amount, if any, to which he is entitled pursuant to a long term bonus plan, and (e) all outstanding stock options awarded to him shall automatically and immediately vest. For this purpose “good reason” means resignation by Mr. Praeger generally due to any of the following that occur without his written consent: (i) any material reduction of his base salary (other than a general reduction that affects all comparable employees at his level as permitted under the employment agreement), (ii) ongoing assignment of duties materially inconsistent with his duties under the employment agreement, material diminution in his authority, duties or responsibilities, or the material alteration of his reporting relationship, (iii) failure to secure consent of a successor to substantially all of our business or assets to the terms and conditions of the employment agreement, (iv) a change in the geographic location at which he must perform services to a facility or location of 50 miles or more from his current primary office location, (v) breach by us of our obligations under the employment agreement or any related agreement, (vi) material reduction in the aggregate benefits and compensation available to him, including paid time off, welfare benefits, incentive compensation, life insurance, healthcare and disability plans, or (vii) following a change of control, required travel for a period greater than six months on business for us that is materially greater than his typical travel obligations immediately prior to the change of control. Mr. Praeger has also entered into a proprietary information, inventions, non-competition and non-solicitation agreement with us in connection with his employment, which he must comply with in order to receive any severance benefits.

Mr. Wilhite’s Employment Agreement

Mr. Wilhite entered into an employment agreement with us on January 5, 2017 to serve as our Chief Financial Officer and the parties amended the agreement on March 9, 2017 and supplemented the agreement on October 30, 2017. Mr. Wilhite’s employment agreement provides for an initial base salary of $280,000 for 2017 (and base salaries of $295,000 for 2018 and $310,000 for 2019), subject to merit increases if determined by the compensation committee of our board of directors. The employment agreement provides that if Mr. Wilhite’s employment with us is terminated without cause, due to his death or disability, or because he resigns for “good reason” (as described below), he will receive the following severance benefits, subject to his execution of an effective release of claims against us and our affiliates: (a) continued payment of six months of base salary, (b) a single lump sum payment equal to (i) three, multiplied by (ii) 150% of the sum of the employer portion of the monthly group premiums for the life, disability, accident, and group healthcare insurance plans in which he was participating immediately prior to the termination, (c) if the termination occurs 24 months following, a change in control, then he will receive a prorated lump sum payment of his target bonus (assuming targets are met), (d) the amount, if any, to which he is entitled pursuant to a long term bonus plan, and (e) all outstanding stock options awarded to him shall automatically and immediately vest. For this purpose “good reason” means resignation by Mr. Wilhite generally due to any of the following that occur without his written consent: (i) any material reduction of his base salary (other than a general reduction that affects all comparable employees at his level as permitted under the employment agreement), (ii) ongoing assignment of duties materially inconsistent with his duties under the employment agreement, material diminution in his authority, duties or responsibilities, or the material alteration of his reporting relationship, (iii) failure to secure consent of a successor to substantially all of our business or assets to the terms and conditions of the employment agreement, (iv) a change in the geographic location at which he must perform services to a facility or location of 50 miles or more from his current primary office location, (v) breach by us of our obligations under the employment agreement or any related agreement, (vi) material reduction in the aggregate benefits and compensation available to him, including paid time off, welfare benefits, incentive compensation, life insurance, healthcare and disability plans, or (vii) following a change of control, required travel for a period greater than six months on business for us that is materially greater than his typical travel obligations immediately prior to the change of control. We also reimburse Mr. Wilhite for $2,395 of his housing and travel expenses each month. Mr. Wilhite has also entered into a proprietary information, inventions, non-competition and non-solicitation agreement with us in connection with his employment, which he must comply with in order to receive any severance benefits.

Mr. Drees’ Employment Agreement

Mr. Drees entered into an employment agreement with us on March 16, 2018 for to serve as our Senior Vice President and Chief Growth Officer. Mr. Drees’ employment agreement provides for an initial base salary of $290,000 (and base salaries of $310,000 for 2019 and $330,000 for 2020), subject to merit increases if determined by the compensation committee of our board of directors. The employment agreement provides that if Mr. Drees’ employment with us is terminated without cause, due to his death or disability, or because he resigns for “good reason” (as described below), he will receive the following severance benefits, subject to his execution of an effective release of claims against us and our affiliates: (a) continued payment of six months of base salary, (b) a single lump sum payment equal to (i) three, multiplied by (ii) 150% of the sum of the employer portion of the monthly group premiums for the life, disability, accident, and group healthcare insurance plans in which he was participating immediately prior to the termination, (c) the amount, if any, to which he is entitled pursuant to a long term bonus plan, and (d) all outstanding stock options awarded to him shall automatically and immediately vest. Notwithstanding the foregoing, Mr. Drees will not be entitled to any severance due to a resignation for “good reason” which occurs within 12 months after a change of control, and for purposes of the agreement, “good reason” means resignation by Mr. Drees generally due to any of the following that occur without his written consent: (i) any material reduction of his initial base salary (other than a general reduction that affects all comparable employees of AvidXchange or as permitted under the employment agreement), (ii) ongoing assignment of duties materially inconsistent with his duties under the employment agreement, material diminution in his authority, duties or responsibilities, or the material alteration of his reporting relationship, (iii) failure to secure consent of a successor to substantially all of our business or assets to the terms and conditions of the employment agreement, (iv) a change in the geographic location at which he must perform services to a facility or location of 50 miles or more from his current primary office location, (v) breach by us of our obligations under the employment agreement or any related agreement, (vi) material reduction in the aggregate benefits and compensation available to him, including paid time off, welfare benefits, incentive compensation, life insurance, healthcare and disability plans, or (vii) following a change of control, required travel for a period greater than six months on business for us that is materially greater than his typical obligations immediately prior to the change of control. Mr. Drees has also entered into a proprietary information, inventions, non-competition and non-solicitation agreement with us in connection with his employment, which he must comply with in order to receive any severance benefits.

Director Compensation

The following table sets forth information concerning the compensation of our non-employee directors during the year ended December 31, 2020:

Name	Option Awards(1)	Total
James (Jim) Hausman	$91,453	$91,453
Wendy Murdock	$101,249	$101,249

(1)	The amounts in this column represent the aggregate grant date fair value of awards granted to each director, computed in accordance with the Financial Accounting Standards Board’s ASC Topic 718.

Narrative Disclosure to Director Compensation Table

Currently, our non-employee directors are Matthew Harris, James (Jim) Hausman, Hans Morris, Nigel Morris, Wendy Murdock, James Anderson, Brad Feld and Bo Stanley. Our non-employee directors did not receive compensation for their service on our board of directors during the fiscal year ended December 31, 2020, except that Mr. Hausman and Ms. Murdock received stock option grants. As of December 31, 2020, Mr. Hausman did not have any outstanding options to purchase shares and Ms. Murdock had outstanding options to purchase an aggregate of 5,426 shares.

Incentive Award Plans

2021 Long-Term Incentive Plan

In order to incentivize our employees following the closing of this offering, our board of directors has adopted, and our stockholders have approved, our 2021 Plan, the material terms of which are summarized below. The purpose of the 2021 Plan is to attract and retain the best available personnel to ensure the our success and accomplish our goals, to incentivize our employees, directors, and consultants with long-term equity-based compensation to align their interests with the interests of our stockholders and to promote the success of our business. Our 2021 Plan will become effective immediately prior to the effective date of this offering, or the IPO Date and thereafter, no further grants will be made under our 2020 Plan (as defined below).

Awards. Our 2021 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, or ISOs, to our employees and employees of our parent and subsidiary corporations, and for the grant of options which do not qualify as ISOs, or NSOs, share appreciation rights, restricted or unrestricted share awards, RSUs, deferred share units, or DSUs, and dividend equivalent rights to our employees, directors and consultants and any of our affiliates’ employees, directors and consultants.

Authorized Shares. Initially, the maximum number of shares of our common stock that may be issued under our 2021 Plan after it becomes effective will not exceed                 shares of our common stock, which is the sum of (i)                  new shares, plus (ii) any shares of our common stock subject to outstanding options or other awards granted under our 2010 Plan, 2017 Plan or 2020 Plan that, on or after our 2021 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price. The number of shares of our common stock that will be reserved for issuance under the 2021 Plan will automatically increase on January 1 of each year for a period of up to ten years, beginning on the first January 1 following the IPO Date and continuing through January 1, 2031, by the lesser of (i)     % of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year or (ii)                 shares, provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2021 Plan is                 shares. Shares issuable pursuant to the 2021 Plan may be authorized, but unissued, or reacquired shares of our common stock.

Shares subject to awards granted under our 2021 Plan that expire or terminate without being exercised in full will not reduce the number of shares available for issuance under our 2021 Plan to the extent such awards were not exercised. Shares withheld under an award to satisfy the exercise, strike or purchase price of an award or to satisfy a tax-withholding obligation will not reduce the number of shares that will be available for issuance under our 2021 Plan. If any shares of our common stock issued pursuant to an award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares, (ii) to pay the exercise price of an award or (c) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under our 2021 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2021 Plan. Our board of directors may delegate to one or more of our officers the authority to grant awards (to eligible persons other than themselves) based on forms approved by the administrator. Subject to the provisions of our 2021 Plan, the administrator has the power to administer our 2021 Plan and make all determinations deemed necessary or advisable for administering the 2021 Plan, including, but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2021 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), and construe and interpret the terms of our 2021 Plan and awards granted under thereunder.

Options. The administrator will determine the exercise price for ISOs and NSOs, subject to the terms and conditions of our 2021 Plan, except that the exercise price of an option generally will not be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2021 Plan will vest at the rate specified in the award agreement as determined by the administrator.

The administrator will determine the term of options granted under our 2021 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s award agreement, or other written agreement between us and the recipient, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of an option will be determined by the administrator and may include (i) cash or check; (ii) the tender of shares of our common stock previously owned by the optionholder; (iii) a net exercise of the option; (iv) a broker-assisted cashless exercise; (v) any combination of the foregoing methods; or (vi) any other form of legal consideration approved by the administrator.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an employee during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations (a 10% stockholder) unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.

Share Appreciation Rights. Share appreciation rights permit the participant to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date. The administrator will determine the purchase price or strike price for a share appreciation right, which will not be less than 100% of the fair market value of our common stock on the date of grant. A share appreciation right granted under our 2021 Plan will vest at the rate specified in the share appreciation right agreement as will be determined by the administrator. Upon exercise, the participant will be entitled to receive shares of our common stock or cash (or any combination thereof) in an amount equal to the product of (i) the number of shares for which the share appreciation right is being exercised, multiplied by (ii) the excess of the fair market value of our common stock on the date of exercise over the exercise price per share.

The administrator will determine the term of share appreciation rights granted under our 2021 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested share appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the share appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, the participant or a beneficiary may generally exercise any vested share appreciation right for a period of 12 months. In the event of a termination for cause, share appreciation rights generally terminate upon the termination date. In no event may a share appreciation right be exercised beyond the expiration of its term.

RSUs. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock and may be granted with or without the requirement for payment of cash or other consideration. The administrator may set vesting criteria based upon the achievement of divisional or company-wide, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the administrator in its discretion. An RSU may be settled by cash, delivery of shares, or a combination thereof. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, RSUs that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Share Awards. Restricted share awards are grants of shares of our common stock that vest in accordance with the terms and conditions established by the administrator. Our 2021 Plan also permits the administrator to award shares which are fully vested to eligible service providers. Such share awards may be granted with or without the requirement for payment of cash or other consideration. The administrator will determine the terms and conditions of restricted share awards, including vesting and forfeiture terms. Participants holding restricted shares generally will have voting rights with respect to such shares upon grant without regard to vesting. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

DSUs. The administrator may permit members of our board of directors or highly compensated employees to elect to forego the receipt of cash or other compensation (including shares deliverable upon the vesting of RSUs) to have us credit DSUs (to an internal 2021 Plan account) with a fair market value of the shares or other compensation which is deferred, and may also grant DSUs to eligible service providers which are not related to a deferral of compensation. Unless otherwise provided in an award agreement, DSUs will be fully vested and will be paid to the participant (in the form of one share of our common stock for each DSU) in five substantially equal annual installments at the end of each of the five calendar years after the date that the participant terminates service with us and our affiliates. However, if permitted by the administrator, the participant such time or times elected by such participant in his or her DSU election form.

Dividend Equivalents. The administrator may grant dividend equivalent awards to participants who have awards pursuant to the 2021 Plan (other than options and share appreciation rights) which give the holders thereof the right to receive payments equivalent to cash dividends declared during the term of the dividend equivalent right with respect to the number of shares subject to such award and will be subject to such terms and conditions as determined by the administrator.

Non-Transferability of Awards. Unless the administrator provides otherwise, awards granted under the 2021 Plan will not be transferable except by will or the laws of descent and distribution. To the extent that the administrator provides in the award agreement, an NSO, a share appreciation right (which is settled in shares or restricted shares may be transferred to an immediate family member, a trust or other entity in which the award will be passed to the participant’s beneficiaries or by gift to a charitable institution. In addition, to the extent permitted in the award agreement, an option (both ISOs and NSOs), a share appreciation right (which is settled in shares) or restricted shares may transferred pursuant to a domestic relations order.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of shares of our common stock, merger, consolidation, change in organization form, or any other increase or decrease in the number of issued shares of our common stock effected without receipt or payment of consideration by us, appropriate adjustments will be made to: (i) the class and maximum number of shares reserved for issuance under our 2021 Plan; (ii) the class and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class and maximum number of shares that may be issued on the exercise of ISOs; and (iv) the class and number of shares and exercise price, if applicable, of all outstanding awards granted under our 2021 Plan.

Change in Control. In the event of a change in control (as defined in our 2021 Plan), subject to the terms of a participant’s award agreement or other employment-related agreement with us or one of our affiliates, any awards outstanding under our 2021 Plan may be assumed or substituted for by any surviving or acquiring entity (or its parent or subsidiary). Instead of having outstanding awards assumed or substituted for, the administrator may, without obtaining the consent of any participant, take one or more of the following actions with respect to the outstanding awards (i) accelerated the vesting of some or all of the shares subject to the awards, (ii) provide for the payment of cash or other consideration to participants in exchange for the cancellation of the outstanding awards (based on the fair market value, on the date of the change in control, of the award being cancelled), (iii) terminate all or some of the awards upon the consummation of the change in control without payment of any consideration, or (iv) make such other modifications, adjustments or amendments to the outstanding awards or the 2021 Plan as the administrator deems necessary or appropriate.

Plan Amendment or Termination. Our board of directors will have the authority to amend or terminate our 2021 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. We will also obtain the approval of our stockholders for amendments, including an amendment to increase the total number of shares issuable under our 2021 Plan, to the extent required by applicable law and listing requirements. No ISOs may be granted after the tenth anniversary of the date that our board of directors adopts our 2021 Plan. No awards may be granted under our 2021 Plan while it is suspended or after it is terminated.

Recoupment. Unless otherwise provided in an award agreement, awards granted under the 2021 Plan are subject to recoupment if (i) the grant, vesting or payment of an award was based on an achievement of a financial result that was subsequently the subject of a material financial restatement, (ii) the participant either benefitted from a calculation that later proves to be materially inaccurate or engaged in fraud or misconduct that partially caused the need for a material financial restatement, (iii) a lower granting, vesting or payment of an award would have occurred based on the foregoing items (i) or (ii), or (iv) as required by applicable law or listing requirements. In general, this means the administrator may, to the extent permitted by applicable law, require reimbursement or forfeiture to us of the value of the awards granted under the 2021 Plan (whether cash-based or equity-based) to such participant received, to the extent that such value exceeds what the participant would have received based on an applicable restated performance measure or target. We will recoup such compensation to the extent required under the applicable rules, regulations and listing standards. In addition, awards granted pursuant to the 2021 Plan and shares issued pursuant to such awards are subject to termination, rescission or recapture in the event that the participant materially violated an agreement with us or one of our affiliates, solicited any non-administrative employee to terminate his or her employment with us or one of our affiliates during the participant’s service with us or within six months after termination of the participant’s service with us, or the participant engaged in activities which were competitive or materially prejudicial to us during his or her service with us.

2021 Employee Stock Purchase Plan

Our board of directors has adopted, and our stockholders have approved, our ESPP, the material terms of which are summarized below. Our ESPP will be effective immediately prior to the IPO Date. The purpose of our ESPP is to retain the services of our employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of us and our affiliates. Our ESPP includes two components. One component is designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws.

Share Reserve. Subject to adjustment upon certain changes in our capitalization, the maximum number of shares of our common stock that will be available for issuance under the ESPP will be                 shares. The number of shares of our common stock that will be reserved for issuance under the ESPP will automatically increase on January 1 of each year for a period of up to ten years, beginning on the first January 1 following the IPO Date and continuing through January 1, 2031, by the lesser of (i)     % of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year or (ii)                 shares, provided that

before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). Shares issuable pursuant to the ESPP may be authorized, but unissued, or reacquired shares of our common stock.

Administration. Our board of directors will administer our ESPP and may delegate its authority to administer our ESPP to a committee thereof, including our compensation committee. Subject to the terms of the ESPP, the administrator will have full and exclusive discretionary authority to construe and interpret the terms of the ESPP and establish such procedures that it deems necessary or advisable for the administration of the ESPP. Every finding, decision, and determination made by the administrator will be final and binding upon all parties.

Offerings. Our ESPP will be implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under our ESPP, the administrator will be permitted to specify offerings with durations of not more than 27 months and to specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering.

Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, will be eligible to participate in our ESPP and to purchase, with accumulated payroll deductions, up to                  shares (or such lesser number specified by the administrator prior to the commencement of the offering) in each offering, provided that the number of shares purchased in an offering may not exceed 15% (or such lesser percentage specified by the administrator prior to the commencement of the offering) of the employee’s compensation (as defined in our ESPP) during the offering. On each purchase date, common stock will be purchased for the accounts of employees participating in our ESPP at a price per share determined by the administrator, which will not be less than the lesser of (i) 85% of the fair market value of a share of our common stock on the first day of an offering; or (ii) 85% of the fair market value of a share of our common stock on the purchase date.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for a period of time prior to the start of an offering (not to exceed two years). No employee will be permitted to purchase shares under our ESPP at a rate in excess of $25,000 worth of our common stock (based on the fair market value per share of our common stock on the date a purchase right under our ESPP is granted) for each calendar year such purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under our ESPP if immediately after such rights are granted, such employee has voting power of five percent or more of our outstanding capital stock (or the capital stock of any of our affiliates).

Non-Transferability. During a participant’s lifetime, purchase rights granted under the ESPP are exercisable only by a participant.

Changes to Capital Structure. Our ESPP provides that in the event that there is any change with respect to our common stock without the receipt of consideration by us through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718, excluding the conversion of any of our convertible securities, the administrator will make appropriate adjustments to: (i) the class(es) and maximum number of shares reserved under our ESPP; (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class(es) and number of shares subject to, and purchase price applicable to, outstanding offerings and purchase rights; and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. Our ESPP provides that in the event of a corporate transaction (as defined in the ESPP), any then-outstanding rights to purchase our common stock under our ESPP may be assumed, continued, or substituted for by any surviving or acquiring corporation (or its parent company). If the surviving or acquiring corporation (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days (or such other period specified by the administrator) before such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Amendment or Termination. The administrator has the authority to amend or terminate our ESPP, except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent (unless such amendment or termination is necessary to comply with applicable law or listing requirements or obtain or maintain favorable tax, listing or regulatory treatment). We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Other Equity Incentive Plans

2010 Stock Option Plan

Our board of directors and our stockholders previously approved the adoption of our 2010 Stock Option Plan, or our 2010 Plan, the material terms of which are summarized below. There are no shares available for future grant under our 2010 Plan. However, our 2010 Plan continues to govern outstanding options granted thereunder. As of June 30, 2021, options to purchase 197,315 shares of our common stock granted pursuant to the 2010 Plan remained outstanding with a weighted-average exercise price of $7.57 per share.

Awards. Our 2010 Plan provided for the grant of ISOs and NSOs, provided that ISOs may only be granted to our employees or employees of our parent and subsidiary corporations.

Authorized Shares. There are no shares available for future grant under our 2010 Plan. Shares subject to outstanding options granted under our 2010 Plan that expire or terminate without being exercised in full will not become available for grant under the 2010 Plan.

Plan Administration. Our board of directors, or a duly appointed committee thereof, administers our 2010 Plan. Under our 2010 Plan, the administrator has the authority to resolve all questions of interpretation of the 2010 Plan or any award granted thereunder and to determine award recipients and the provisions of each award, including the period of exercisability and the vesting schedule applicable to an award.

Stock Options. The administrator will determine the exercise price for ISOs and NSOs, subject to the terms and conditions of our 2010 Plan, except that the exercise price of an ISO generally will not be less than 100% of the fair market value of our common stock on the date of grant (or 110% of such fair market value for an ISO granted to a 10% stockholder). Options granted under our 2010 Plan will vest at the rate specified in the award agreement as determined by the administrator.

The administrator will determine the term of options granted under our 2010 Plan up to a maximum of 10 years for an ISO (or 5 years for an ISO granted to a 10% stockholder). Unless the terms of an optionholder’s award agreement, or other written agreement between us and the recipient, provide otherwise, if an optionholder’s employment with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the termination of employment. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s employment with us or any of our affiliates ceases due to disability or death, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the termination of employment. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of an option may include cash, by check, cash equivalent or any other manner as may be permitted by the administrator.

Non-Transferability of Awards. Except as otherwise provided in an award agreement, options granted under the 2010 Plan will not be transferable except by will or the laws of descent and distribution.

Changes to Capital Structure. In the event of a stock dividend, stock split, reverse stock split, combination, reclassification or similar change in our capital structure, the administrator will make appropriate adjustments to (i) the class and maximum number of shares subject to our 2010 Plan, and (ii) the class and number of shares and exercise price of all outstanding options granted thereunder.

Transfer of Control. In the event of a transfer of control (as defined in our 2010 Plan), except as otherwise provided in an award agreement, any unexercisable portion of an option which would have become exercisable within 12 months following the date of the transfer of control will become exercisable as of a date prior to the transfer of control. Options will terminate as of the transfer of control unless the option is assumed or substituted for by the successor corporation (or parent thereof).

Plan Amendment or Termination. The administrator has the authority to amend, suspend, or terminate our 2010 Plan or an outstanding option at any time, provided that no amendment may materially adversely affect the existing rights of any participant without such participant’s consent unless the amendment is required to enable an ISO to qualify as an ISO.

2017 Amendment and Restatement of the Stock Option Plan

Our board of directors and our stockholders previously approved the adoption of our 2017 Amendment and Restatement of the 2010 Stock Option Plan, or our 2017 Plan, the material terms of which are summarized below. There are no shares available for future grant under our 2017 Plan. However, our 2017 Plan continues to govern outstanding options granted thereunder. As of June 30, 2021, options to purchase 508,136 shares of our common stock granted pursuant to the 2017 Plan remained outstanding with a weighted-average exercise price of $14.64 per share.

Awards. Our 2017 Plan provided for the grant of ISOs and NSOs, provided that ISOs may only be granted to our employees or employees of our parent and subsidiary corporations.

Authorized Shares. There are no shares available for future grant under our 2017 Plan. Shares subject to outstanding options granted under our 2017 Plan that expire or terminate without being exercised in full will not become available for grant under the 2017 Plan.

Plan Administration. Our board of directors, or a duly appointed committee thereof, administers our 2017 Plan. Under our 2017 Plan, the administrator has the authority to resolve all questions of interpretation of the 2017 Plan or any award granted thereunder and to determine award recipients and the provisions of each award, including the period of exercisability and the vesting schedule applicable to an award.

Stock Options. The administrator will determine the exercise price for ISOs and NSOs, subject to the terms and conditions of our 2017 Plan, except that the exercise price of an ISO generally will not be less than 100% of the fair market value of our common stock on the date of grant (or 110% of such fair market value for an ISO granted to a 10% stockholder). Options granted under our 2017 Plan will vest at the rate specified in the award agreement as determined by the administrator.

The administrator will determine the term of options granted under our 2017 Plan up to a maximum of 10 years for an ISO (or 5 years for an ISO granted to a 10% stockholder). Unless the terms of an optionholder’s award agreement, or other written agreement between us and the recipient, provide otherwise, if an optionholder’s employment with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the termination of employment. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s employment with us or any of our affiliates ceases due to disability or death, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the termination of employment. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of an option may include cash, by check, cash equivalent or any other manner as may be permitted by the administrator.

Non-Transferability of Awards. Except as otherwise provided in an award agreement, options granted under the 2017 Plan will not be transferable except by will or the laws of descent and distribution.

Changes to Capital Structure. In the event of a dividend, stock split, reverse stock split, combination, reclassification or similar change in our capital structure, the administrator will make appropriate adjustments to (i) the class and maximum number of shares subject to our 2017 Plan, and (ii) the class and number of shares and exercise price of all outstanding options granted thereunder.

Transfer of Control. Except as otherwise provided in an award agreement, in the event of a transfer of control (as defined in our 2017 Plan) and the optionholder’s termination of employment without cause (as defined in the 2017 Plan) or for good reason (as defined in the 2017 Plan), any unexercisable portion of an option outstanding on the date of the transfer of control will become exercisable as of a date prior to the transfer of control.

Plan Amendment or Termination. The administrator has the authority to amend, suspend, or terminate our 2010 Plan or an outstanding option at any time, provided that no amendment may materially adversely affect the existing rights of any participant without such participant’s consent unless the amendment is required to enable an ISO to qualify as an ISO.

2020 Equity Incentive Plan

Our board of directors and our stockholders previously approved the adoption of our 2020 Plan, the material terms of which are summarized below. There are no shares available for future grant under our 2020 Plan. However, our 2020 Plan continues to govern outstanding options granted thereunder. As of June 30, 2021, options to purchase 715,657 shares of our common stock granted pursuant to our 2020 Plan remained outstanding with a weighted-average exercise price of $46.55 per share.

Awards. Our 2020 Plan provides for the grant of ISOs to our employees and employees of our parent and subsidiary corporations, and for the grant of NSOs, stock appreciation rights, restricted stock awards, RSUs, other stock awards, and cash bonus awards to our employees, directors and consultants and any of our affiliates’ employees, directors and consultants.

Authorized Shares. Prior to the effective date of this offering, the maximum number of shares of our common stock that could be issued under our 2020 Plan was 2,502,017 shares, plus the number of shares subject to an award granted under the 2017 Plan which expired, was forfeited, otherwise terminated or was settled in cash after the date on which our board of directors adopted our 2020 Plan. As described above, after our 2021 Plan becomes effective, no additional awards will be made pursuant to our 2020 Plan and shares subject to outstanding awards granted under our 2020 Plan that expire or terminate without being exercised in full will not become available for grant under our 2020 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors administers our 2020 Plan. Our board of directors may delegate to one or more of our officers the authority to grant awards (to eligible persons other than themselves) within parameters specified by the administrator. Subject to the provisions of our 2020 Plan, the administrator has the power to administer our 2020 Plan and make all determinations deemed necessary or advisable for administering our 2020 Plan, including, but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under our 2020 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), and construe and interpret the terms of our 2020 Plan and awards granted under thereunder.

Stock Options. The administrator will determine the exercise price for ISOs and NSOs, subject to the terms and conditions of our 2020 Plan, except that the exercise price of an option generally will not be less than 100% of the fair market value of our common stock on the date of grant (or 110% of such fair market value for an ISO granted to a 10% stockholder). Options granted under our 2020 Plan will vest at the rate specified in the award agreement as determined by the administrator.

The administrator will determine the term of options granted under our 2020 Plan up to a maximum of 10 years (or 5 years for an ISO granted to a 10% stockholder). Unless the terms of an optionholder’s award agreement provide otherwise, if an optionholder’s employment or service with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the termination of employment. If an optionholder’s employment or service with us or any of our affiliates ceases due to disability or death, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the termination of employment. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of an option may include (i) cash; (ii) check; (iii) to the extent permitted under applicable laws, delivery of a promissory note; (iv) cancellation of indebtedness; (v) other previously owned shares of our common stock that have a fair market value on the date of surrender equal to the aggregate exercise price of the shares as to which the option is exercised; (vi) a cashless exercise; (vii) such other consideration and method of payment permitted under applicable laws; or (viii) any combination of the foregoing methods.

Stock Appreciation Rights. Stock appreciation rights permit the participant to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date and such awards may be granted in tandem with an NSO. A stock appreciation right granted under our 2020 Plan will vest at the rate specified in the share appreciation right agreement as will be determined by the administrator. Upon exercise, the participant will be entitled to receive shares of our common stock or cash (or any combination thereof) in an amount equal to the product of (i) the number of shares for which the stock appreciation right is being exercised, multiplied by (ii) the excess of the fair market value of our common stock on the date of exercise over the fair market value of our common stock on the date of grant. The administrator will determine the term of share appreciation rights granted under our 2020 Plan, up to a maximum of 10 years.

Restricted Stock. Restricted stock awards are shares acquired upon a right to purchase shares of our common stock pursuant to our 2020 Plan. The administrator will determine the terms and conditions of restricted stock awards, including the permissible consideration to purchase the restricted stock as well as any vesting and forfeiture terms. Participants holding restricted stock generally will have voting rights with respect to such shares without regard to vesting.

RSUs. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator will establish the terms and conditions of the RSU award, including the vesting and payment applicable to the RSU. Vesting may be based on continued service or the achievement of individual and/or corporate performance goals, or any combination thereof. A vested RSU may be settled by cash, delivery of shares, or a combination thereof.

Other Stock Awards. The administrator is permitted to grant other awards based in whole or in part by reference to our common stock, including, without limitation, performance-based stock awards and stock bonus awards of fully vested shares of our common stock. The administrator may establish the number of shares subject to the stock award and all other terms and conditions of such award.

Cash Bonuses. The administrator may award a cash bonus to any participant, which may be subject to a performance period, performance, goals or such other terms as determined by the administrator.

Non-Transferability of Awards. Awards granted under our 2020 Plan will not be transferable except by will or the laws of descent or distribution.

Changes to Capital Structure. In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, reclassification or subdivision of shares of our common stock or any other increase or decrease in the number of issued shares of our common stock effected without our receipt of consideration, the administrator will make appropriate adjustments to the class and number of shares (i) available for future grant under our 2020 Plan and subject to outstanding awards, (ii) the exercise price per share of each outstanding option and (iii) the repurchase price applicable to shares issued pursuant to any award.

Transfer of Control. In the event of a transfer of control (as defined in our 2020 Plan), the transaction agreement may provide, without limitation, for the assumption or substitution of outstanding awards and unvested shares by the surviving corporation (or its parent), for the replacement of outstanding awards or unvested shares with a cash incentive program which preserves the value of such awards or shares, for acceleration of vesting, for the cancellation of outstanding awards with or without consideration (or the repurchase of unvested shares at the original price) and in all cases, no consent of the participant is required. In the event that the acquiror or its parent or subsidiary does not assume or otherwise substitute for an outstanding award, such award will become vested in full immediately prior to the transfer of control.

Plan Amendment or Termination. The administrator has the authority to amend, suspend, or terminate our 2020 Plan at any time, provided that no amendment may materially adversely affect the existing rights of any participant without such participant’s consent unless the amendment is required to enable an ISO to qualify as an ISO. We will also obtain stockholder approval of amendments of our 2020 Plan in such a manner and to such a degree as required.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of related transactions since January 1, 2018 or currently proposed to which we were a party or will be a party in which:

•	the amounts exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of any class of our voting capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Other than as described below, there have not been, or are there currently proposed, any transactions or series of related transactions with such persons to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive Compensation.”

FT Partners Engagement Letter

In August 2010, AvidXchange engaged Financial Technology Partners LP and its affiliates, or FT Partners, an investment banking firm controlled by Steven McLaughlin, a former member of our board of directors and a beneficial holder of more than 5% of our outstanding voting capital stock, on an exclusive basis to provide capital advisory and related services and FT Partners served in that capacity through February 2021. We paid FT Partners approximately $19,227,000, $15,410,000, and $0 in fees and expenses primarily in connection with the issuance of preferred and common stock during the years ended December 31, 2020, 2019 and 2018, respectively.

In February 2021, AvidXchange amended and restated its engagement letter with FT Partners in exchange for a payment of approximately $50 million. Concurrently, FT Partners subscribed to purchase 1,020,159 shares of our common stock at a purchase price of $49.012 per share. In connection with the amended and restated engagement letter, AvidXchange also agreed to pay FT Partners a fee equal to 1% of the gross proceeds from this offering (including any additional proceeds that AvidXchange may receive if the underwriters exercise their option to purchase additional shares of common stock), in exchange for FT Partners agreeing to act as an IPO advisor as we prepared for this offering. In the event AvidXchange completes one or more follow-on public offerings, FT Partners is also entitled to 1% of the first $500 million of cumulative aggregate gross proceeds on any such follow-on offerings (including any additional proceeds that AvidXchange may receive if the underwriters exercise any option to purchase additional shares of common stock), and FT Partners will act as our advisor in such follow-on offerings. After the first $500 million of proceeds, FT Partners shall have no further right to provide or to be paid for financial advisory services related to the offering of our shares. Any such additional services would be subject to a separate engagement letter. FT Partners will continue to have a right to receive a fee of 1.75% of the deal proceeds in connection with a sale of AvidXchange until December 31, 2059, so long as Mr. McLaughlin is employed by FT Partners. Mr. McLaughlin resigned from our board of directors upon the effective date of the amended engagement letter.

2020 Series F Preferred Stock and Common Stock Capital Raises

Throughout 2020, we issued and sold an aggregate of 2,040,316 shares of our series F preferred stock and 4,497,005 shares of common stock to new and existing investors, in each case at a purchase price of $49.012 per share, for gross proceeds of approximately $320,407,177. We paid FT Partners approximately $19,227,000 in fees and expenses in connection with the 2020 series F preferred and common stock financings.

The investors in our 2020 series F preferred and common stock financings included a holder of more than 5% of our voting capital stock and entities affiliated with our directors. The following table sets forth the aggregate number of shares of series F stock and shares of common stock issued to these related parties in our 2020 financings:

	Shares of Series Preferred Stock	Shares of Common Stock	Total Purchase Price
5% Stockholder and Director Affiliation:
Mastercard Investment Holdings, Inc.(1)(2)	163,226	40,806	$10,000,016
Director Affiliation:
Entities affiliated with Sixth Street Partners and Mr. Bo Stanley(3)	81,612	20,404	$5,000,008

(1)

Consists of shares purchased by Mastercard Investment Holdings, Inc., an indirect wholly owned subsidiary of Mastercard Incorporated. Mr. Richard Crum, a former member of our board of directors, also served as Senior Vice President, Product Development, Commercial Products of Mastercard during the time of this convertible stock and common stock financing. Mr. James Anderson, a current member of our board of directors, currently serves as executive vice president of commercial products of Mastercard. We expect Mr. Anderson to resign from our board at or prior to the effectiveness of the registration statement of which this prospectus is part.

(2)

In connection with, and in consideration of, the closing of the investment by Mastercard Investment Holdings, we amended our agreement with Mastercard to, among other items, extend the term of the agreement by two years, to develop certain product and marketing strategies, to expand the scope of certain services provided under the arrangement.

(3)

Mr. Robert “Bo” Stanley, a current member of our board of directors, is a partner at Sixth Street Partners. We expect Mr. Stanley to resign from our board at or prior to the effectiveness of the registration statement of which this prospectus is part.

2020 Tender Offer and Redemption

As described above, during 2020, we issued and sold shares of our series F stock and common stock. In October 2020, we used approximately $194 million of the net proceeds from these sales to repurchase an aggregate of 4,228,641 shares representing 4,258,685 of common stock shares and vested options from existing stockholders and optionholders, including certain executive officers and directors. All shares of our series A, series B, series C, Series D, and junior preferred stock, certain shares of our series E preferred stock that were issued to the former equity holders of a previously acquired company, all shares of common stock (except for those issued in the 2020 capital raises), and vested and outstanding stock options were eligible to participate in the tender offer. All holders of eligible shares and options were entitled to participate in the tender offer on a pro rata basis, although current employees were only allowed to sell up to 15% of their shares and vested options in the tender and former employees were subject to a similar limitation for options that vested between June 30, 2019 and August 31, 2020. The tender offer price of $45.57 represented the price of $49.012 per share of common stock paid by the various purchasers in 2020 capital raises less estimated expenses, including fees paid to FT Partners. For optionholders that tendered vested options, the purchase price was further reduced by the applicable exercise price.

2019 Series F Preferred Stock Capital Raise

In December 2019, we issued and sold an aggregate of 2,652,412 shares of our series F preferred stock, or series F stock, at a purchase price of $49.012 per share for aggregate consideration of $130 million. We paid FT Partners approximately $7.8 million in fees and expenses in connection with this series F preferred stock financing.

The participants in this series F preferred stock financing became a beneficial owner of more than 5% of our voting capital stock. The following table sets forth the aggregate number of shares of series F preferred stock issued to these related parties in this convertible preferred stock financing:

	Shares of Preferred Stock	Total Purchase Price
5% Stockholders:
Entities advised by Capital Research and Management Company(1)	2,652,412	$130,000,017

(1)

Consists of (a) 2,159,548 shares of series F preferred stock held by SMALLCAP World Fund, Inc. and (b) 492,864 shares of series F preferred stock held by American Funds Insurance Series – Global Small Capitalization Fund.

2019 Credit Facility and Senior Preferred Financings

In October 2019, we entered into a senior secured credit facility with Sixth Street Partners and its affiliates and KeyBank National Association. The credit facility is primarily comprised of a $95 million term loan facility, a $20 million revolving credit facility, a $18.5 million interest payable delayed draw term loan commitment, and a $30 million delayed draw term loan commitment. We incurred $1.9 million in lender origination fees. Proceeds from the closing of the credit facility were used to pay principal and interest outstanding under our prior credit facility with Sixth Street Partners and its affiliates and KeyBank National Association that we entered into in October 2016. We accrued interest under our credit facility of approximately $10.5 million and $9.3 million for the years ended December 31, 2020 and December 31, 2019, respectively.

In October 2019, Sixth Street Partners and its affiliates also purchased 2,722,166 shares of senior preferred stock for $47.7561 per share and an aggregate purchase price of $130 million. In connection with the senior preferred financing, we provided Sixth Street Partners with the right to appoint an individual to our serve on our board of directors and Sixth Street appointed Mr. Robert (Bo) Stanley to serve on our board. We paid FT Partners approximately $7.6 million in fees and expenses in connection with the senior preferred stock financing.

	Shares of Senior Preferred Stock	Total Purchase Price
Director Affiliation:
Entities affiliated with Sixth Street Partners and Mr. Bo Stanley (1)	2,722,166	$130,000,000.00

(1)

Mr. Robert “Bo” Stanley, a current member of our board of directors, is a partner at Sixth Street Partners. We currently expect Mr. Stanley to resign from our board at or prior to the effectiveness of the registration statement of which this prospectus is a part.

In September 2019, we entered into a redemption agreement with affiliates of Sixth Street Partners, to repurchase 278,371 shares of our series E preferred stock. The total proceeds paid in connection with the redemption was approximately $12.7 million.

Software and Consulting Services

We incurred approximately $455,000, $289,000 and $233,000 in software and consulting expenses to Rhythm Systems, for which Mr. Praeger’s wife serves as the co-founder and managing partner, for the years December 31, 2020, December 31, 2019 and December 31, 2018, respectively.

Related Party Referral/Reseller Agreements

In May 2017, we entered into an agreement, or the Strategic Alliance Agreement, with Mastercard whereby Mastercard agreed to offer our payment processing services to card issuers in the U.S. and to pay us fixed fees related to the resale of our services by the card issuers to their commercial customers. An affiliate of Mastercard is a holder of more than 5% of our capital stock; and Mr. James Anderson, a current member of our board of directors, currently serves as executive vice present of commercial products of Mastercard. The Strategic Alliance Agreement is amended by the parties from time to time to reflect agreed upon commercial terms.

Mastercard paid us amounts related to the Strategic Alliance Agreement of approximately $955,000, $290,000 and $0 for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively.

In May 2016, we entered into a reseller agreement, or the Reseller Agreement, with BTRS Holdings Inc. (f/k/a Factor Systems, Inc. (dba Billtrust). Billtrust is a portfolio company of Bain Capital Ventures, one of our 5% or greater stockholders and Mr. Matt Harris, a current member of our board of directors, is affiliated with Bain Capital Ventures. Under the terms of the Reseller Agreement, Billtrust may resell AvidXchange’s automated payment services to its customers, paying AvidXchange a share of the fees generated from such sales and retaining the rest. In December 2020, the parties agreed to terminate the Reseller Agreement and entered into a referral agreement whereby Billtrust may refer customers to us for services.

Billtrust paid us amounts related to the Reseller Agreement of approximately $87,000, $81,000, and $58,000 for the years ended December 31, 2020, December 31, 2019 and December 31, 2018, respectively. In August 2019, we entered into a separate Business Payment Network Payables Provider Agreement with Billtrust and we paid Billtrust $109,000 and $77,000 for the years ended December 31, 2020 and December 31, 2019.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons and entities. The directed share program will not limit the ability of our directors, officers and their family members, or holders of more than 5% of our common stock, to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons and entities will participate in our directed share program, if at all, or to the extent they will purchase more than $120,000 in value of our common stock.

Amended and Restated Investors’ Rights Agreement

In July 2021, we entered into our Eighth Amended and Restated Investor Rights Agreement, or IRA, with certain of our stockholders, which included the entities affiliated with Michael Praeger, Bain Capital Ventures, Mastercard, Caisse de dépôt et placement du Québec, Temasek, Sixth Street Partners and Capital Group, each of which (other than Sixth Street Partners) is a holder of more than 5% of our voting capital stock. Other stockholders party to the IRA include entities affiliated with Mr. Feld, Hans Morris, Nigel Morris and Mr. Hausman, former director Steve McLaughlin, and each of our current directors except for Mr. Stanley and Mr. Harris. In addition, each of Messrs. Harris, Anderson and Stanley and Ms. Murdock have been appointed by holders of more than 5% of our stock. Such rights to appoint directors will terminate upon the consummation of this offering. The stockholders party to the IRA are entitled to rights with respect to the registration of their shares following the effectiveness of the registration statement of which this prospectus forms a part. For a description of these registration rights, see the section titled “Description of Capital Stock — Registration Rights.”

Corporate Reorganization

On July 9, 2021, we consummated a reorganization by forming AvidXchange Holdings, Inc., which was incorporated in Delaware on January 27, 2021, and AvidXchange Merger Sub, Inc., or Merger Sub, as a wholly owned subsidiary of AvidXchange Holdings, Inc. We merged AvidXchange, Inc. with and into Merger Sub, with AvidXchange, Inc. as the surviving entity, by issuing identical shares in a 1:1 ratio of our capital stock to the stockholders of AvidXchange, Inc. in exchange for their equity interests in AvidXchange, Inc. After the merger, all of the stockholders of AvidXchange, Inc. became stockholders of AvidXchange Holdings, Inc. and AvidXchange, Inc. became a wholly owned subsidiary of AvidXchange Holdings, Inc. In addition, AvidXchange Holdings, Inc. assumed each of the 2000 Plan, the 2010 Plan, the 2017 Plan and the 2020 Plan and the outstanding equity awards outstanding under each such equity incentive plan.

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions limiting the liability of our directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Description of Capital Stock — Limitations on Liability and Indemnification of Officers and Directors.”

Policies and Procedures for Transactions with Related Persons

In connection with this offering, we have adopted a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock or other voting capital stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our audit committee or other independent body of our board of directors. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or other voting capital stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our audit committee or other independent body of our board for review, consideration and approval. In approving or rejecting any such proposal, our audit committee or other independent body of our board is to consider the relevant facts of the transaction, including the risks, costs and benefits to us and whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of August 19, 2021 by:

•	each of our named executive officers;

•	each of our directors and director nominees;

•	all of our directors and executive officers as a group; and

•	each person or entity known by us to own beneficially more than 5% of our common stock and common stock equivalents (by number or by voting power) or other voting stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on 41,450,306 shares of common stock outstanding as of August 19, 2021, assuming (i) the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock upon completion of this offering, and (ii) assuming no conversion of the convertible common stock to common stock. Applicable percentage ownership after the offering is based on (i)                  shares of common stock and (ii)                  shares of common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of common stock. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of August 19, 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

		Percentage of Shares Beneficially Owned
	Number of Shares Beneficially Owned	Before Offering	After Offering
Name of Beneficial Owner
Greater than 5% Stockholders:
Michael Praeger and affiliated entities (1)	3,528,552	8.50%
Entities affiliated with Bain Capital Ventures(2)	5,845,810	14.11%
Mastercard Investment Holdings, Inc.(3)	3,098,774	7.48%
Caisse de dépôt et placement du Québec(4)	2,894,742	6.99%
Ossa Investments Pte. Ltd.(5)	2,865,793	6.92%
Entities advised by Capital Research and Management Company(6)	2,652,412	6.40%
Entities affiliated with Steve McLaughlin(7)	2,389,789	5.77%

Directors and Named Executive Officers:
Michael Praeger(1)	3,528,552	8.50%
Joel Wilhite(8)	87,447	*
Dan Drees(9)	49,275	*
Matthew Harris	—	—
James Hausman(10)	702,882	1.70%
John C. Morris(11)	255,030	*
Nigel Morris(12)	310,704	*
Wendy Murdock(13)	7,385	*
James Anderson	—	—
Brad Feld(14)	1,258,241	3.04%
Robert (Bo) Stanley	—	—
All directors, director nominees and named executive officers as a group (11 persons)	6,199,516	14.82%

*	Represents beneficial ownership of less than 1% of the outstanding common stock.

(1)

Consists of (a)(i) 1,872,524 shares of common stock, (ii) 113,286 shares of common stock issuable upon the deemed conversion of shares of series A preferred stock, (iii) 120,226 shares of common stock issuable upon the deemed conversion of shares of series B preferred stock, (iv) 185,962 shares of common stock issuable upon the deemed conversion of shares of series C preferred stock, (v) 29,325 shares of common stock issuable upon the deemed conversion of shares of series D preferred stock, (vii) 50,956 shares subject to stock options issuable upon the exercise of options exercisable within 60 days after August 19, 2021, and (viii) 6,886 shares of common stock issuable upon the settlement of RSUs exercisable within 60 days after August 19, 2021, held in each case by Mr. Praeger, individually; (b)(i) 14,244 shares of common stock, (ii) 43,183 shares of common stock issuable upon the deemed conversion of shares of series A preferred stock, (iii) 56,833 shares of common stock issuable upon the deemed conversion of shares of series B preferred stock, (iv) 43,564 shares of common stock issuable upon the deemed conversion of shares of series C preferred stock, and (v) 7,331 shares of common stock issuable upon the deemed conversion of shares of series D preferred stock held in each case by Mr. Praeger and his wife as joint tenants with right of survivorship; (c) 472,163 shares of common stock held by Green and Gold 2014 GRAT; (d) 332,069 shares of common stock held by Green and Gold 2015 GRAT; and (e) 180,000 shares of common stock held by MP Charitable Trust. The address for each of the individuals and entities identified above is 1210 AvidXchange Lane, Charlotte, North Carolina 28206.

(2)

Consists of (a) 1,807,597 shares of common stock issuable upon the deemed conversion of shares of the series E preferred stock held by Bain Capital Venture Fund 2014, L.P., or Venture Fund 2014, (b) 2,437,790 shares of common stock issuable upon the deemed conversion of shares of the series E preferred stock held by Bain Capital Venture Coinvestment Fund, L.P, or Venture Coinvestment Fund, (c) 1,113,487 shares of common stock issuable upon the deemed conversion of shares of the series E preferred stock held by BCV AX Investors, L.P, or BCV AX, (d) 460,899 shares of common stock issuable upon the deemed conversion of shares of the series E preferred stock held by BCIP Venture Associates, or BCIP VA, and (e) 26,037 shares of common stock issuable upon the deemed conversion of shares of the series E preferred stock held by BCIP Ventures Associates – B, or BCIP VA-B, and, together with Venture Fund 2014, Venture Coinvestment Fund, BCV AX and BCIP VA, the Bain Capital Venture Entities. Bain Capital Venture Investors, LLC, or BCVI, the Executive Committee of which consists of Enrique Salem and Ajay Agarwal, (i) is the ultimate general partner of Venture Fund 2014, (ii) is the manager of the general partner of Venture Coinvestment Fund, (iii) is the general partner of BCV AX and (iv) governs the investment strategy and decision-making process with respect to shares held by BCIP VA and BCIP VA-B. By virtue of the relationships described in this footnote, each of BCVI and Messrs. Salem and Agarwal may be deemed to share voting and dispositive power over the shares held by the Bain Capital Venture Entities. The business address of the Bain Capital Venture Entities is 200 Clarendon Street, Boston, MA 02116.

(3)

Consists of (a) 40,806 shares of common stock and (b) 3,057,968 shares of common stock issuable upon the deemed conversion of shares of series F preferred stock held by Mastercard Investment Holdings, Inc., or Mastercard Investment Holdings. Mastercard Investment Holdings is an indirect wholly owned subsidiary of Mastercard Incorporated and may be deemed to have shared voting and dispositive power over the shares held by Mastercard Investment Holdings. The address for Mastercard Investment Holdings is 2000 Purchase Street, Purchase, New York 10577.

(4)

Consists of shares of common stock issuable upon the deemed conversion of shares of series F preferred stock held by Caisse de dépôt et placement du Québec, or CDPQ. CDPQ was established in 1965 by a special act of the Legislature of the Province of Quebec and manages the funds of its depositors, primarily comprising public and para-public pension and insurance plans from the province of Quebec, Canada. Investment and voting decisions are made by an investment committee of CDPQ. The investment committee is currently comprised of more than three individuals and the membership of such committee may change from time to time. The address for CDPQ is 1000, place Jean-Paul-Riopelle, Montréal (Québec) H2Z 2B3.

(5)

Consists of shares of common stock issuable upon the deemed conversion of shares of series F preferred stock held by Ossa Investments Pte. Ltd., or Ossa. Ossa is a direct wholly-owned subsidiary of Hotham Investments Pte Ltd, or Hotham, which in turn is a direct wholly-owned subsidiary of Fullerton Management Pte Ltd, or Fullerton, which in turn is a direct wholly-owned subsidiary of Temasek Holdings (Private) Limited, or Temasek. In such capacities, each of Hotham, Fullerton and Temasek may be deemed to have voting and dispositive power over the shares held by Ossa Investments Pte. Ltd. Investment and voting decisions regarding such shares are made by three or more individuals. The address for Ossa Investments Pte. Ltd., Fullerton and Temasek is 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

(6)

Consists of (a) 2,159,548 shares of common stock issuable upon the deemed conversion of shares of series F preferred stock held by SMALLCAP World Fund, Inc., or SCWF, and (b) 492,864 shares of common stock issuable upon the deemed conversion of shares of series F preferred stock held by American Funds Insurance Series – Global Small Capitalization Fund, or VISC, and, together with SCWF, the CRMC Stockholders. Capital Research and Management Company, or CRMC, is the investment adviser for each CRMC Stockholder. CRMC and/or Capital Research Global Investors, or CRGI, may be deemed to be the beneficial owner of the shares of common stock expected to be held by the CRMC Stockholders; however, each of CRMC and CRGI expressly disclaims that it is the beneficial owner of such securities. Julian N. Abdey, Michael Beckwith, Peter Eliot, Brady L. Enright, Bradford F. Freer, Leo Hee, Roz Hongsaranagon, Jonathan Knowles, Harold H. La, Dimitrije Mitrinovic, Aidan O’Connell, Samir Parekh, Andraz Razen, Renaud H. Samyn, Arun Swaminathan and Gregory W. Wendt, as portfolio managers, have voting and investment power over the shares held by SCWF. Michael Beckwith, Bradford F. Freer, Harold H. La, Aidan O’Connell, Renaud H. Samyn and Gregory W. Wendt, as portfolio managers, have voting and investment power over the shares held by VISC. The address for each of the CRMC Stockholders is 333 South Hope Street, Los Angeles, California 90071. Each of the CRMC Stockholders acquired the securities being registered hereby in the ordinary course of its business.

(7)

Consists of (a)(i) 1,020,159 shares of common stock, (ii) 232,452 shares of common stock issuable upon the deemed conversion of shares of series C preferred stock, (iii) 676,402 shares of common stock issuable upon the deemed conversion of shares of series D preferred stock and (iv) 387,463 shares of common stock issuable upon the deemed conversion of shares of series E preferred stock held in each case by SF Roofdeck Capital I LLC; and (b) 73,313 shares of common stock issuable upon the deemed conversion of shares of series D preferred stock held by The McLaughlin Family Delaware Trust. Steve McLaughlin (a former member of our board of directors), is the founder and managing partner of Financial Technology Partners LP, and has voting and investment control over each of the entities listed in this footnote. The address for each of the McLaughlin entities is c/o Financial Technology Partners LP, 1 Front Street, 31st Floor, San Francisco, CA 94111.

(8)

Consists of (a) 83,622 shares subject to stock options issuable upon the exercise of options exercisable within 60 days after August 19, 2021 and (b) 3,825 shares issuable upon the exercise of RSUs vesting within 60 days of August 19, 2021. The address for the identified individual is c/o AvidXchange, 1210 AvidXchange Lane, Charlotte, NC 28206.

(9)

Consists of (a) 10,000 shares of common stock, (b) 36,598 shares subject to stock options issuable upon the exercise of options exercisable within 60 days after August 19, 2021 and (c) 2,677 shares issuable upon the exercise of RSUs vesting within 60 days of August 19, 2021. The address for the identified individual is c/o AvidXchange, 1210 AvidXchange Lane, Charlotte, NC 28206.

(10)

Consists of (a)(i) 202,742 shares of common stock, (ii) 430,208 shares of common stock issuable upon the deemed conversion of shares of series B preferred stock, (iii) 67,728 shares of common stock issuable upon the deemed conversion of shares of series C preferred stock, and (iv) 2,204 shares subject to stock options issuable upon the exercise of options exercisable within 60 days after August 19, 2021 held in each case by James Hausman; and (b) 180,000 shares of common stock held by James Hausman Family Irrevocable Trust, or the Hausman Family Trust. Mr. Hausman and his wife serve as co-trustees and for which Mr. Hausman may be deemed to have voting and dispositive power over the shares held by the Hausman Family Trust. The address for the individual and entity identified above is c/o AvidXchange, 1210 AvidXchange Lane, Charlotte, NC 28206.

(11)

Consists of (a) 167,024 shares of common stock issuable upon the deemed conversion of shares of series E preferred stock and (b) 88,006 warrants to purchase common stock that are exercisable within 60 days of August 19, 2021, in each case held by Nyca Investment Partnership, LP. Nyca Investments LLC is the general partner of Nyca Investment Partnership, LP. Mr. J.C. Morris (a member of our board of directors) is the manager of Nyca Investments LLC and may be deemed to have voting and dispositive power over the shares held by Nyca Investment Partnership, LP. The address for each of the entities identified above is 485 Madison Avenue, 12th Floor, New York, NY, 10022.

(12)

Consists of (a) 222,698 shares of common stock issuable upon the deemed conversion of shares of series E preferred stock and (b) 88,006 warrants to purchase common stock that are exercisable within 60 days of August 19, 2021, in each case held by QED Fund III, L.P. QED Partners III, LLC is the general partner of QED Fund III, L.P. Mr. N. Morris (a member of our board of directors) is the co-founder and managing partner for QED Investors, LLC and is the Managing Member of QED Partners III, LLC. Mr. N. Morris may be deemed to have voting and dispositive power over the shares held by QED Fund III, L.P. The address for each of the entities identified above is 405 Cameron Street, Alexandria, Virginia 22314.

(13)

Consists of 7,385 shares subject to stock options issuable upon the exercise of options exercisable within 60 days after August 19, 2021. The address for the identified individual is c/o AvidXchange, 1210 AvidXchange Lane, Charlotte, NC 28206.

(14)

Consists of shares of common stock issuable upon the deemed conversion of series E preferred stock. Mr. Feld is a Managing Director of Foundry Group Select Fund, L.P., the venture capital fund that owns the shares. Mr. Feld and other Managing Directors of Foundry Group exercise share voting and investment control over the shares. They do not share any voting or investment control with any of our officers or directors (except Mr. Feld). Mr. Feld will resign as one of our directors immediately prior to the effectiveness of the registration statement on Form S-1 of which this prospectus forms a part.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation to be effective upon closing of this offering, our authorized capital stock will consist of 800,000,000 shares of capital stock, par value $0.001 per share, of which:

•	750,000,000 shares are designated as common stock; and

•	50,000,000 shares are designated as blank check preferred stock.

Assuming (i) the conversion of 27,359,830 aggregate shares of our series A, series B, series C, series D, series E, series F, and junior series-1 convertible preferred stock into 27,785,532 shares of our common stock, (ii) the conversion of our senior preferred stock into 169,000 shares of redeemable preferred stock and 696,402 shares of convertible common stock, the redemption of our redeemable preferred stock and conversion of convertible common stock into common stock, each of which events will occur in connection with the effectiveness of the registration statement of which this prospectus forms a part, as of June 30, 2021, there were 41,436,482 shares of our common stock outstanding, no shares of our blank check preferred stock outstanding and 503 stockholders of record. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the Nasdaq Stock Market, to issue additional shares of our capital stock.

Common Stock

As of June 30, 2021, we had 13,650,953 shares of common stock issued and outstanding held by 503 stockholders of record.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws to be in effect upon the closing of this offering do not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and nonassessable.

Preferred Stock

As of June 30, 2021, there were 27,359,830 shares of our series A, series B, series C, series D, series E, series F, and junior series-1 convertible preferred stock outstanding, which will automatically convert, upon the closing of this offering, into a total of 27,785,532 shares of common stock, and there were 2,722,166 outstanding shares of our senior preferred stock. Our series B, series C, series D, series E, series F, and junior series-1 convertible preferred stock will convert on a one-to-one basis into an aggregate of 26,734,283 shares and our series A convertible preferred stock will convert into 1,051,248 shares of our common stock upon the closing of this offering. Our senior preferred stock will convert into 169,000 shares of redeemable preferred stock and 696,402 shares of convertible common stock upon the closing of this offering, and we will redeem the redeemable preferred stock for an aggregate payment of approximately $169 million and the convertible common stock will convert into                      shares of common stock, based on an assumed initial offering price of $                 per share, which is the midpoint of the offering range set forth on the cover of this prospectus.

Blank Check Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 50,000,000 additional shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options

The table below shows the number of outstanding options to purchase shares of our common stock as of June 30, 2021 and the weighted average exercise price under each of our equity incentive plans.

Stock Plan(1)	Outstanding Options to Purchase Shares of Common Stock	Weighted Average Exercise Price
2010 Plan	197,315	$7.57
2017 Plan	508,136	$14.64
2020 Plan	715,657	$46.55
2021 Plan	—	$—
ESPP	—	$—
Total	1,421,108	$29.73

Restricted Stock Units

As of June 30, 2021, we had outstanding 623,548 RSUs. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. RSUs vest upon the satisfaction of the service condition and until settled in shares of common stock, have no voting or other rights of a stockholder.

Warrants

As of June 30, 2021, we had three warrants outstanding to purchase an aggregate of 199,413 shares of our common stock, with two of the warrants totaling 176,012 shares and having an exercise price of $8.16 per share, and one of the warrants totaling 23,401 shares and having an exercise price of $0.01 per share. Each outstanding warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations and reclassifications, consolidations and the like.

Registration Rights

We are party to an investor rights agreement that provides registration rights to certain holders of our preferred stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, as set forth below. The investor rights agreement was entered into in April 2011 and has been amended and restated from time to time in connection with our preferred stock financings. The last such amendment and restatement of this agreement occurred in July 2021 in connection with our reorganization. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell their shares without restriction under the Securities Act when the applicable registration statement was declared effective.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire with respect to any particular stockholder at such time after the effective date of the registration statement that such stockholder can sell all of its shares under Rule 144 of the Securities Act without registration.

Demand Registration Rights

Assuming the automatic conversion of all shares of our preferred stock into common stock immediately prior to the closing of this offering into shares of our common stock, the holders of up to 27,359,830 shares of our common stock will be entitled to certain demand registration rights after completion of this offering. Pursuant to our investor rights agreement, the holders of our outstanding common stock issued or issuable upon conversion of our preferred stock will be entitled to certain demand registration rights. At any time beginning 180 days after the closing of this offering, the holders of these shares with a value $200 million may, on not more than three occasions, request that we register all or a portion of their shares. Such anticipated aggregate offering price must exceed $10,000,000. We are only obligated to effect three registrations in response to these demand registration rights.

Piggy-Back Registration Rights

Pursuant to our investor rights agreement, after this offering, in the event that we propose to register any of our securities under the Securities Act, the holders of shares of our common stock issued or issuable upon conversion of our convertible preferred stock will be entitled to, either for their own account or for the account of other security holders, certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

After the effectiveness of the registration statement of which this prospectus forms a part, as of June 30, 2021 the holders of up to approximately                  shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of at least 10% of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price of at least $10 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the 12-month period preceding the date of the request.

If we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days. Additionally, we will not be required to effect a registration on Form S-3 during the period beginning 90 days prior to our good faith estimate of the date of the filing of and ending on a date 120 days following the effectiveness of a registration statement with respect to an underwritten public offering of our common stock.

Expenses of Registration

We will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, subject to specified exceptions.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Amended and Restated Certificate of incorporation and Our Amended and Restated Bylaws

Certain provisions of Delaware law and certain provisions that will be included in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors is divided into three classes, designated Class I, Class II, and Class III. Each class will have an equal number of directors, as nearly as possible, consisting of one-third of the total number of directors constituting our entire board of directors. The term of initial Class I directors shall terminate on the date of the 2022 annual meeting, the term of the initial Class II directors shall terminate on the date of the 2023 annual meeting, and the term of the initial Class III directors shall terminate on the date of the 2024 annual meeting. At each annual meeting of stockholders beginning in 2022, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

Removal of Directors

Our amended and restated certificate of incorporation will provide that stockholders may only remove a director for cause by a vote of no less than two-thirds of the shares present in person or by proxy at the meeting and entitled to vote.

Director Vacancies

Our amended and restated certificate of incorporation will authorize only our board of directors to fill vacant directorships.

No Cumulative Voting

Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulate votes in the election of directors.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, except as otherwise required by law, special meetings of the stockholders may be called only by an officer at the request of a majority of our board of directors, by the chairperson of our board of directors, by the lead independent director or by our Chief Executive Officer.

Advance Notice Procedures for Director Nominations

Our bylaws will provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received at our principal executive offices before notice of the meeting is issued by our Secretary, with such notice being served not less than 90 nor more than 120 days before the meeting. Although the amended and restated bylaws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Amending our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the DGCL. Our amended and restated bylaws may be adopted, amended, altered, or repealed by stockholders only upon approval of at least two-thirds of the voting power of all the then outstanding shares of the common stock, except for any amendment that has been approved by the majority of our board of directors, in which case the approval of a majority of our then outstanding common stock will be required to make such amendment. Additionally, our amended and restated certificate of incorporation will provide that our bylaws may be amended, altered, or repealed by our board of directors.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval, except as required by the listing standards of Nasdaq, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Choice of Forum

Our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders, or any action asserting a claim for aiding and abetting such breach of fiduciary duty; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the U.S. will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision.

For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Additionally, our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Business Combinations with Interested Stockholders

Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into an indemnification agreement with each member of our board of directors and each of our officers. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party or other participant, or are threatened to be made a party or other participant, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Listing

We intend to apply to list our common stock on Nasdaq under the symbol “AVDX.”

Transfer Agent and Registrar

Upon closing of this offering, the transfer agent and registrar for our common stock will be Broadridge Financial Solutions Inc. The transfer agent and registrar’s address is                .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors — Risks Related to Our Initial Public Offering and Ownership of Our Common Stock — Sales of a substantial number of shares of our common stock in the public market, or the perception that they might occur, could cause the price of our common stock to decline.”

Upon the consummation of this offering, based on 41,436,482 shares of our common stock outstanding as of June 30, 2021, after giving effect to the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering, we will have                  shares of common stock outstanding (or                  shares if the option to purchase additional shares is exercised in full). Of these shares, all of the shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except that any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act may be sold only in compliance with the limitations described below, and any shares purchased by our directors, officers or existing stockholders and optionholders pursuant to our directed share program will be subject to the lock-up agreements described below. The remaining shares of common stock held by our existing stockholders are “restricted securities” as defined in Rule 144. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including, among others, the exemptions provided by Rules 144 and 701 promulgated by the SEC under the Securities Act. As a result of the contractual              lock-up period described in “Underwriting” and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

•

beginning on the date of this prospectus, the shares of common stock sold in this offering, including certain shares sold under our directed share program that are not subject to a              lock-up, will be immediately available for sale in the public market;

•

beginning              days after the date of this prospectus,                  additional shares of common stock, plus shares sold under our directed share program that are subject to a              lock-up, may become eligible for sale in the public market upon the satisfaction of certain conditions as set forth in “ — Lock-Up Agreements,” of which                  shares would be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•

the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

•

In addition,              of the shares purchased in our directed share program in connection with our IPO are subject to the              lock-up period for our IPO and will be eligible for sale in the public market beginning             , subject in some cases to the volume and other restrictions of Rule 144 and to certain other limits under the Exchange Act.

Lock-Up Agreements

We, our executive officers, directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, have agreed or will agree that, subject to certain exceptions, for a period of days from the date of this prospectus, we and they will not, without the prior written consent of Goldman Sachs & Co. LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time.

Rule 144

In general, under Rule 144, as currently in effect, an affiliate who beneficially owns shares that were purchased from us, or any affiliate, at least six months previously, is entitled to sell, upon the expiration of the lock-up agreement described in “Underwriting,” within any three-month period beginning six months after the date of this prospectus, a number of shares that does not exceed the greater of:

•

1 % of our then-outstanding shares of common stock, which will equal approximately                  shares immediately after this offering (or                  shares if the option to purchase additional shares is exercised in full), based on the number of shares of our common stock outstanding as of June 30, 2021; or

•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice of the sale with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. The sale of these shares, or the perception that sales will be made, may adversely affect the price of our common stock after this offering because a great supply of shares would be, or world be perceived to be, available for sale in the public market.

Following this offering, a person that is not an affiliate of ours at the time of, or at any time during the three months preceding, a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months may sell shares subject only to the availability of current public information about us, and any such person who has beneficially owned restricted shares of our common stock for at least one year may sell shares without restriction.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701

In general, under Rule 701, as currently in effect, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual lock-up restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding stock options under our 2010 Plan, 2017 Plan and 2020 Plan or reserved for future issuance under our 2021 Plan and ESPP, which will be effective upon the consummation of this offering. This registration statement would cover approximately                  shares as of June 30, 2021. Shares registered under the registration statement will generally be available for sale in the open market after the              lock-up

period immediately following the date of this prospectus (as such period may be extended in certain circumstances). See “Certain Relationships and Related-Party Transactions — Amended and Restated Investors’ Rights Agreement.”

Registration Rights

Beginning 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances, certain holders of shares of our common stock will be entitled to the rights described under “Description of Capital Stock — Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon effectiveness of the registration.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of our common stock issued pursuant to this offering by non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated or proposed thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may be changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and will not seek, any rulings from the IRS regarding the matters discussed below, and there can be no assurance that the IRS will not take a position contrary to those discussed below or that any position taken by the IRS will not be sustained.

This summary is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This summary does not address the tax consequences arising under the laws of any non-U.S., state, or local jurisdiction or under U.S. federal gift and estate tax laws or the effect, if any, of the alternative minimum tax, base erosion and anti-abuse tax, the Medicare contribution tax imposed on net investment income, or the rules under Section 451 of the Code with respect to conforming the timing of income accruals to financial statements. In addition, this discussion does not address tax considerations applicable to a non-U.S. holder’s particular circumstances or to a non-U.S. holder that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes and investors therein;

•	tax-exempt organizations or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. expatriates and former citizens or former long-term residents of the U.S.;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership (including an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partner or partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX

CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, U.S. ALTERNATIVE MINIMUM TAX RULES, OR UNDER THE LAWS OF ANY NON-U.S., STATE, OR LOCAL TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock and you are neither a “U.S. person” nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the U.S.;

•

a corporation or other entity taxable as a corporation created or organized (or deemed to be created or organized) in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “United States person” (as defined in the Code) who has the authority to control all substantial decisions of the trust or (y) which has made a valid election under applicable Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described under “Dividend Policy” in this prospectus, we do not expect to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, other than certain pro rata distributions of common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent distributions exceed both our current and our accumulated earnings and profits, they will first constitute a tax-free return of capital and will reduce your adjusted tax basis in our common stock (determined on a share by share basis), but not below zero, and then any excess will be treated as capital gain from the sale of our common stock, subject to the tax treatment described below in “—Gain on Sale or Other Taxable Disposition of Common Stock.”

Any dividend paid to you generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty, except to the extent that the dividends are “effectively connected” dividends, as described below. In order to claim treaty benefits to which you may be entitled, you must provide us with a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) certifying under penalty of perjury that you are not a “United States person” as defined under the Code and qualify for the reduced treaty rate. If you do not timely furnish the required documentation, but are otherwise eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. This certification must be provided to us (or, if applicable, our paying agent) prior to the payment to you of any dividends and may be required to be updated periodically.

We may withhold up to 30% of the gross amount of the entire distribution even if greater than the amount constituting a dividend, as described above, to the extent provided for in the Treasury Regulations. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then a refund of any such excess amounts may be obtained if a claim for refund is timely filed with the IRS.

Dividends received by you that are effectively connected with your conduct of a trade or business within the U.S. (and, if an applicable income tax treaty requires, attributable to a permanent establishment or fixed base maintained by you in the U.S.) are exempt from the U.S. federal withholding tax described above. In order to claim this exemption, you must provide us (or, if applicable, our paying agent) with an IRS Form W-8ECI (or a successor form) properly certifying that the dividends are effectively connected with your conduct of a trade or business within the U.S. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are generally taxed at the same U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits (except as provided by an applicable income tax treaty). In addition, if you are a corporate non-U.S. holder, you may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on your effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items.

Gain on Sale or Other Taxable Disposition of Common Stock

Subject to the discussions below regarding FATCA and backup withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty requires, the gain is attributable to a permanent establishment or fixed base maintained by you in the U.S.);

•

you are an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes, at any time during the shorter of the five-year period ending on the date of the sale or other taxable disposition of, or your holding period for, our common stock, and certain other conditions are met.

If you are a non-U.S. holder described in the first bullet above, you generally will be subject to U.S. federal income tax on the gain derived from the sale or other taxable disposition (net of certain deductions or credits) under the U.S. federal income tax rates generally applicable to U.S. persons (except as provided by an applicable income tax treaty), and corporate non-U.S. holders described in the first bullet above also may be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you are an individual non-U.S. holder described in the second bullet above, you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other taxable disposition, which may be offset by U.S. source capital losses for that taxable year (even though you are not considered a resident of the U.S.), provided that you have timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet above, in general, we would be a USRPHC if our “U.S. real property interests” comprised at least 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held in our trade or business. We believe that we are not currently and (based upon our projections as to our business) will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock would not be subject to U.S. federal income tax if our common stock is “regularly traded” (within the meaning of applicable Treasury regulations) on an established securities market, and such non-U.S. holder has owned, actually or constructively, five percent or less of our common stock at all times during the applicable period described above. If any gain on a disposition of our common stock is taxable because we are a USRPHC and your ownership of our common stock exceeds 5%, you will be taxed on such disposition in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions of an applicable tax treaty), except that the branch profits tax generally will not apply.

Backup Withholding and Information Reporting

Payments of dividends on our common stock will not be subject to backup withholding, provided you either certify under penalty of perjury as to your non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI (or a successor form), or otherwise establish an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to you, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or you otherwise establish an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to tax authorities in your country of residence, establishment, or organization.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Tax on Payments Made to Foreign Accounts

The Foreign Account Tax Compliance Act and the rules and regulations promulgated thereunder, or collectively, “FATCA,” impose withholding tax at a rate of 30% on dividends on our common stock paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on our common stock paid to a “non-financial foreign entity” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. Additionally, although FATCA withholding may also apply to gross proceeds of a disposition of the common stock, proposed regulations, which taxpayers are permitted to rely on until final regulations are issued, eliminate withholding on such gross proceeds. The withholding provisions under FATCA generally apply to dividends on our common stock. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the U.S. and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. THIS DISCUSSION IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

AvidXchange and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BofA Securities Inc.
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
KeyBanc Capital Markets Inc.
Deutsche Bank Securities Inc.
Nomura Securities International, Inc.
Fifth Third Securities, Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

Paid by AvidXchange	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date         days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We expect to apply to list our common stock on Nasdaq under the symbol “AVDX”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may offer and sell the shares of common stock through certain of their affiliates or other registered broker-dealer or selling agents.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts and commissions received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise.

We estimate that our total expenses for the offering, excluding underwriting discounts and commissions, will be approximately $            . We have agreed to reimburse the underwriters for certain of their expenses incurred in connection with this offering in an amount up to $            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Conflicts of Interest

KeyCorp, an entity affiliated with KeyBanc Capital Markets Inc., holds 395,288 shares of our Series E preferred stock on the same terms as the other investors, which shares will automatically convert into 395,288 shares of our common stock immediately upon the closing of this offering. KeyCorp has the right to appoint an observer to our board of directors in a non-voting capacity, provided that such observer seat will automatically terminate if KeyCorp’s holdings of our Series E preferred stock or common stock, together with its affiliates, decreases to less than 197,644 shares. Such board observer right will terminate upon the completion of this offering. Additionally, an affiliate of KeyBanc Capital Markets Inc., is a lender under our debt facility.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the common stock being offered for sale, to certain individuals and entities associated with AvidXchange. We will offer these shares to the extent permitted under applicable regulations in the U.S. and in various countries. Pursuant to the underwriting agreement, the sales will be made by the representatives through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent that such persons or entities purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares of common stock offered hereby. Any directors and officers that buy shares of common stock through the directed share program will be subject to a              lock-up period with respect to such shares. We have agreed to indemnify the representatives in connection with the directed share program, including for the failure of any participant to pay for its shares of common stock. Other than the underwriting discounts and commissions described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program.

European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

United Kingdom

In relation to the United Kingdom, no shares of common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, or FSMA,

provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Class of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notification under Section 309B(1) of the SFA—The shares shall be prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the securities offered in this offering and certain legal matters in connection with this offering will be passed upon for us by Paul Hastings LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley LLP, Palo Alto, California.

EXPERTS

The financial statements as of December 31, 2020 and December 31, 2019 and for each of the two years in the period ended December 31, 2020 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

We also maintain a website at www.avidxchange.com. Information contained on, or accessible through, our website is not a part of this prospectus and you should not rely on that information when making a decision to invest in our common stock.

AvidXchange, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of AvidXchange, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AvidXchange, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of changes in convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the U.S.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2020 and the manner in which it accounts for revenue in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the U.S. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Charlotte, North Carolina

June 4, 2021

We have served as the Company’s auditor since 2017.

AvidXchange, Inc.

Consolidated Balance Sheets

December 31, 2020 and 2019

	2020	2019
Assets
Current assets
Cash and cash equivalents	$252,458,059	$225,265,760
Restricted funds held for customers	137,620,423	51,707,271
Accounts receivable, net of allowances of $1,769,480 and $1,411,294, respectively	24,756,735	18,817,675
Supplier advances receivable, net of allowances of $1,099,003 and $588,431, respectively	8,854,576	5,184,690
Prepaid expenses and other current assets	8,625,707	7,354,154

Total current assets	432,315,500	308,329,550
Property and equipment, net	86,872,230	82,093,650
Operating lease right-of-use assets	3,138,944	—
Deferred customer origination costs, net	24,123,982	21,248,454
Goodwill	105,695,875	89,521,308
Intangible assets, net	72,441,923	70,288,097
Other noncurrent assets and deposits	1,921,800	2,375,000

Total assets	$726,510,254	$573,856,059

Liabilities, Convertible Preferred Stock and Shareholders’ Deficit
Current liabilities
Accounts payable	$25,417,863	$10,933,377
Accrued expenses	40,471,851	31,196,973
Payment service obligations	137,620,423	51,707,271
Deferred revenue	6,309,072	3,491,059
Current maturities of lease obligations under finance leases	1,091,937	1,348,949
Current maturities of lease obligations under operating leases	1,146,510	—
Current Maturities of long-term debt	1,000,000	1,000,000

Total current liabilities	213,057,656	99,677,629
Long-term liabilities
Deferred revenue, less current	1,660,687	1,690,132
Deferred rent and tenant improvement allowance	—	4,028,311
Obligations under finance leases, less current maturities	73,138,535	60,791,199
Obligations under operating leases, less current maturities	3,749,916	—
Long-term debt	98,446,295	93,886,267
Other long-term liabilities	14,938,958	4,729,216

Total liabilities	404,992,047	264,802,754

Commitments and contingencies (note 12)
Convertible preferred stock, $0.001 par value; 40,472,166 shares authorized as of December 31, 2020 and 2019; 30,081,996 shares and 29,007,861 shares issued and outstanding as of December 31, 2020 and 2019, respectively; and liquidation preference of $884,841,720 and $788,403,592 as of December 31, 2020 and 2019, respectively	832,624,796	720,835,155
Shareholders’ deficit
Common stock, $0.001 par value; 60,000,000 shares authorized as of December 31, 2020 and 2019, 12,513,720 shares issued and outstanding as of December 31, 2020 and 11,003,675 shares issued and outstanding as of December 31, 2019	12,513	11,003
Additional paid-in capital	162,818,223	11,832,190
Accumulated deficit	(673,937,325)	(423,625,043)

Total shareholders’ deficit	(511,106,589)	(411,781,850)

Total liabilities, convertible preferred stock and shareholders’ deficit	$726,510,254	$573,856,059

The accompanying notes are an integral part of these consolidated financial statements.

AvidXchange, Inc.

Consolidated Statements of Operations

Years Ended December 31, 2020 and 2019

	2020	2019
Revenues	$185,927,639	$149,584,054
Cost of revenues (excluding depreciation and amortization expense)	83,995,647	71,132,946
Operating expenses
Sales and marketing	48,293,067	39,583,371
Research and development	44,897,217	33,591,075
General and administrative	57,038,547	52,101,180
Impairment and write-off of intangible assets	924,292	7,890,939
Depreciation and amortization	27,513,518	22,339,491

Total operating expenses	178,666,641	155,506,056

Loss from operations	(76,734,649)	(77,054,948)

Other income (expense)
Interest income	1,675,523	1,382,742
Interest expense	(20,080,222)	(17,259,127)
Change in fair value of derivative	(7,537,389)	(555,000)

Other expenses	(25,942,088)	(16,431,385)

Loss before income taxes	(102,676,737)	(93,486,333)
Income tax expense	234,406	59,824

Net loss	$(102,911,143)	$(93,546,157)

Deemed dividends on preferred stock	(43,413,654)	(6,493,607)
Accretion of convertible preferred stock	(21,681,741)	(7,905,973)

Net loss attributable to common shareholders	$(168,006,538)	$(107,945,737)

Net loss per share attributable to common shareholders, basic and diluted	$(13.51)	$(10.15)

Weighted average number of common shares used to compute net loss per share attributable to common shareholders, basic and diluted	12,434,563	10,631,679

The accompanying notes are an integral part of these consolidated financial statements.

AvidXchange, Inc.

Consolidated Statement of Changes in Convertible Preferred Stock and Shareholders’ Deficit

Years Ended December 31, 2020 and 2019

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2018	23,911,654	$472,450,683	10,436,419	$10,436	$5,368,098	$(320,925,577)	$(315,547,043)
Exercise of stock options and warrants	—	—	111,348	111	594,814	—	594,925
Common shares issued for acquisition	—	—	462,946	463	9,513,077	—	9,513,540
Stock-based compensation	—	—	—	—	1,379,326	—	1,379,326
Vesting of warrants issued in connection with consulting services	—	—	—	—	201,710	—	201,710
Options issued in connection with 2018 bonus program	—	—	—	—	127,984	—	127,984
Common stock repurchased	—	—	(7,038)	(7)	(7,453)	(99,095)	(106,555)
Senior preferred issuance, net	2,722,166	123,095,135	—	—	—	—	—
Series F preferred issuance, net	2,652,412	122,073,980	—	—	—	—	—
Redemption of redeemable convertible preferred stock	(278,371)	(4,690,616)	—	—	—	—	—
Premium paid on redemption of redeemable convertible preferred stock	—	—	—	—	—	(6,493,607)	(6,493,607)
Accretion of convertible preferred stock	—	7,905,973	—	—	(5,345,366)	(2,560,607)	(7,905,973)
Net loss	—	—	—	—	—	(93,546,157)	(93,546,157)

Balances at December 31, 2019	29,007,861	$720,835,155	11,003,675	$11,003	$11,832,190	$(423,625,043)	$(411,781,850)

Exercise of stock options and warrants	—	—	153,324	153	1,877,034	—	1,877,187
Common shares issued for acquisition	—	—	122,176	122	5,987,968	—	5,988,090
Stock-based compensation	—	—	—	—	3,294,995	—	3,294,995
Vesting of warrants issued in connection with consulting services	—	—	—	—	100,855	—	100,855
Common shares issuance, net	—	—	4,497,005	4,497	206,216,537	—	206,221,034
Common stock repurchased	—	—	(3,262,460)	(3,262)	(1,583,276)	(147,213,824)	(148,800,362)
Series F preferred issuance, net	2,040,316	93,632,264	—	—	—	—	—
Redemption of redeemable convertible preferred stock	(966,181)	(3,524,364)	—	—	—	—	—
Premium paid on redemption of redeemable convertible preferred stock	—	—	—	—	(43,413,654)	—	(43,413,654)
Accretion of convertible preferred stock	—	21,681,741	—	—	(21,494,426)	(187,315)	(21,681,741)
Net loss	—	—	—	—	—	(102,911,143)	(102,911,143)

Balances at December 31, 2020	30,081,996	$832,624,796	12,513,720	$12,513	$162,818,223	$(673,937,325)	$(511,106,589)

The accompanying notes are an integral part of these consolidated financial statements.

AvidXchange, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities
Net loss	$(102,911,143)	$(93,546,157)

Adjustments to reconcile net loss to net cash used by operating activities
Depreciation and amortization expense	27,513,518	22,339,491
Amortization of deferred financing costs	1,182,107	1,183,810
Provision for doubtful accounts	1,441,692	901,146
Stock based compensation expense	3,294,995	1,379,326
Warrants vested in connection with consulting services	100,855	201,710
Accrued interest	912,577	878,239
Impairment and write-off on intangible and right-of-use assets	997,030	7,890,939
Loss on fixed asset disposal	14,120	11,373
Payment of third party fees related to debt modification	—	(593,347)
Payment of third party fees related to debt modification — related party	—	(2,645,353)
Fair value adjustment to derivative instrument	7,537,389	555,000
Deferred income taxes	181,407	59,824
Changes in operating assets and liabilities net of effect of business acquired
Accounts receivable	(5,711,591)	(2,327,844)
Prepaid expenses and other current assets	(1,245,002)	(1,099,022)
Other noncurrent assets	359,443	(340,326)
Deferred customer origination costs	(2,875,528)	(4,646,043)
Accounts payable	14,148,917	3,664,886
Deferred revenue	288,732	235,302
Accrued expenses	11,619,377	3,725,479
Operating lease liabilities	(978,236)	—
Deferred rent and tenant improvement allowance	—	380,155

Total adjustments	58,781,802	31,754,745

Net cash used by operating activities	(44,129,341)	(61,791,412)

The accompanying notes are an integral part of these consolidated financial statements.

AvidXchange, Inc.

Consolidated Statements of Cash Flows (continued)

Years Ended December 31, 2020 and 2019

Cash flows from investing activities
Purchases of equipment	(703,492)	(1,905,281)
Purchases of land	25,000	(38,560)
Purchases of intangible assets	(11,345,993)	(7,349,571)
Supplier advances, net	(4,706,792)	(1,727,936)
Acquisition of business, net of cash acquired	(19,828,672)	(105,834,033)

Net cash used by investing activities	$(36,559,949)	$(116,855,381)
Cash flows from financing activities
Proceeds from the issuance of long-term debt	$4,471,678	$96,080,625
Repayments of long-term debt	—	(70,780,900)
Principal payments on land promissory note	(1,000,000)	(1,000,000)
Principal payments on finance leases	(1,582,195)	(1,777,025)
Proceeds from issuance of preferred and common stock	322,288,493	260,488,385
Common stock repurchased	(148,762,884)	—
Convertible preferred stock redeemed	(46,979,602)	(11,184,223)
Transaction costs related to issuance of stock	(1,327,000)	(1,240,879)
Transaction costs related to issuance of stock — related party	(19,226,901)	(11,428,021)
Debt issuance costs	—	(2,105,509)
Payment on earn-out agreement	—	(500,000)
Payment service obligations	85,913,152	51,707,271

Net cash provided by financing activities	193,794,741	308,259,724

Net increase in cash, cash equivalents, and restricted funds held for customers	113,105,451	129,612,931
Cash, cash equivalents, and restricted funds held for customers
Cash, cash equivalents, and restricted funds held for customers, beginning of year	276,973,031	147,360,100

Cash, cash equivalents, and restricted funds held for customers, end of year	$390,078,482	$276,973,031

Supplementary information of noncash investing and financing activities
Right-of-use assets obtained in exchange for new finance lease obligations	$544,239	$1,109,937
Right-of-use assets obtained in exchange for new operating lease obligations	162,676	—
Common stock issued in business combination	5,988,090	9,513,540
Property and equipment purchases in accounts payable and accrued expenses	—	83,985
Interest paid on notes payable	10,798,072	9,605,335
Interest paid on finance leases	7,187,467	5,630,739
Options issued in connection with bonus compensation	—	127,984

The accompanying notes are an integral part of these consolidated financial statements.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

1.	Formation and Business of the Company

The Company

AvidXchange, Inc. was incorporated in the state of Delaware in 2000. In July 2021, the Company consummated a reorganization by interposing a holding company between AvidXchange, Inc. and its stockholders. After the reorganization, all of the stockholders of AvidXchange, Inc. became stockholders of AvidXchange Holdings, Inc. and AvidXchange, Inc. became a wholly owned subsidiary of AvidXchange Holdings, Inc. To accomplish the reorganization, the Company formed AvidXchange Holdings, Inc., which was incorporated in Delaware on January 27, 2021, and AvidXchange Merger Sub, Inc. (“Merger Sub”) as a wholly owned subsidiary of AvidXchange Holdings, Inc. The Company merged AvidXchange, Inc. with and into Merger Sub, with AvidXchange, Inc. as the surviving entity, by issuing identical shares of stock of AvidXchange Holdings, Inc. to the stockholders of AvidXchange, Inc. in exchange for their equity interest in AvidXchange, Inc.

The merger was considered a transaction between entities under common control. Accordingly, AvidXchange Holdings, Inc. recognized the assets and liabilities of AvidXchange, Inc. at their carrying values and the accompanying consolidated financial statements present comparative information for prior periods on a consolidated basis, as if both AvidXchange Holdings, Inc and AvidXchange, Inc. were under common control for all periods presented.

AvidXchange, Inc. and its wholly owned subsidiaries are collectively referred to as “AvidXchange” or “the Company” in the accompanying consolidated financial statements after the reorganization.

AvidXchange provides accounts payable (“AP”) automation software and payment solutions for middle market businesses and their suppliers. The Company’s cloud-based, software and payment platform digitizes and automates the AP workflow for middle market businesses (AvidXchange’s “buyer” customers), and their service providers and vendors (AvidXchange’s “supplier” customers). The Company provides solutions and services throughout North America spanning multiple industries including real estate, homeowners associations (“HOA”), construction, financial services (including banks and credit unions), healthcare facilities, social services, education, and media.

AvidXchange’s software solutions are delivered primarily through a software-as-a-service (“SaaS”) platform that connects buyer customers using the Company’s AP automation products with a network of their vendors, including supplier customers that have enrolled in AvidXchange’s electronic payments network (the “AvidPay Network”). This platform provides a multitude of solutions including electronic invoice capture, intelligent workflow routing, and automated payments, which can provide AvidXchange’s buyer and supplier customers with reduced costs, improved productivity, and reduction of paper from the traditional AP and payment processes.

The Company markets its solutions to buyers through both a direct salesforce and indirectly through strategic channel partnerships with banks and financial institutions as well as software and technology business partners. AvidXchange attracts buyer customers to the AvidPay Network through establishing a simple, easy-to-use network that helps integrate various buyers through a standard invoice and pay network. Supplier customers are selected to join the AvidPay Network by their buyer clients.

AvidXchange has completed strategic acquisitions that have expanded the customer relationships available to subscribe to its payment services solutions and gain access to new markets. The operating activities of the legal entities acquired are fully interdependent and integrated with the AvidXchange operations. The Company views its operations and manages its business as one segment and one reporting unit.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

In December 2020, AvidXchange acquired Core Associates Holdings, LLC (“Core”), the maker of TimberScan, an AP approval processing and content management software that has enabled the Company to further expand into the construction sector.

In October 2019, the Company acquired BTS Alliance, LLC d.b.a. BankTEL Systems (“BankTEL”), a provider of accounting solutions to middle market banks. The completion of the BankTEL acquisition enabled AvidXchange to further expand into the financial services vertical primarily by integrating AvidPay with the BankTEL’s ASCEND platform to create a cohesive AP and payment offering.

2.	Summary of Significant Accounting Policies

Basis of Consolidation and Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) and reflect the consolidated operations of AvidXchange, Inc. as of and for the years ended December 31, 2020 and 2019. All intercompany accounts and transactions have been eliminated in consolidation. There are no items of comprehensive income.

Presentation of Convertible Preferred Stock

The Company’s Convertible Preferred Stock are classified as mezzanine equity in the accompanying balance sheets separate from all other stockholders’ equity accounts that are classified as permanent equity (e.g., common stock and accumulated deficit). The purpose of this classification is to convey that such securities may not be permanently part of equity and could result in a demand for cash or other assets of the entity in the future based on passage of time or upon the occurrence of certain events outside of the Company’s control. The presentation of the balance sheet as of December 31, 2019 was adjusted to conform to the balance sheet presentation as of December 31, 2020.

The Company’s Convertible Preferred Stock is initially recorded at its original issuance price, net of issuance costs. The Company accretes the carrying amount of the redeemable convertible preferred stock to its redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument using an appropriate methodology, usually the interest method. These increases are recorded as charges against retained earnings, if any. In the absence of retained earnings, the amounts are recorded against the available balance of additional paid-in capital that has been generated from cash transactions until reduced to zero and any additional amounts are charged to accumulated deficit. Changes in the redemption value or the redemption date are considered to be changes in accounting estimates.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic continues to adversely affect commercial activity and has contributed to significant volatility in the financial markets. The Company experienced some revenue declines in fiscal 2020 related to COVID-19 due to a reduction in spending and closures or slowdowns of certain of its existing buyer customer businesses. Certain of the industries serviced by the Company felt greater impact than others, with some buyers hesitant to start new implementation projects. However, no material changes have occurred in implementation timelines. The pandemic has at the same time accelerated the usage of payment automation technologies such as the one offered by AvidXchange and has favorably impacted new customer acquisition. While the Company expects that the COVID-19 pandemic will continue to have an

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

adverse effect on revenues and earnings in 2021, Management expects a steady and progressive economic recovery throughout the year.

The impact of COVID-19 might remain prevalent for a significant period of time and might continue to adversely affect the Company’s results of operations, financial condition and cash flows even after the COVID-19 pandemic has subsided. The full effects of the COVID-19 pandemic will depend on future developments, which are highly uncertain. Such developments include, but are not limited to, the ultimate severity, scope and duration of the pandemic and the preventative measures implemented to help limit the spread of the illness, the availability and effectiveness of treatments or vaccines and how soon and to what extent normal economic conditions, operations and demand for the Company’s services can resume.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities as of and during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. Significant estimates reflected in these consolidated financial statements include, but are not limited to, the allowance for doubtful accounts, useful lives assigned to fixed and intangible assets, capitalization of internal-use software, deferral of implementation costs, the fair value of intangible assets acquired in a business combination, the fair value of goodwill, the recoverability of deferred income taxes, the fair value of common stock, and the fair value of the convertible common stock liability (or the “derivative instrument.”) The Company assesses estimates on an ongoing basis; however, actual results could materially differ from those estimates.

Segments

The Company operates and manages its business as one reportable segment, which is the same as the operating segment as defined under FASB Accounting Standards Codification (”ASC”) 280. The Company’s Chief Executive Officer, who is the chief operating decision maker, reviews financial information on a consolidated basis for purposes of making decisions regarding allocating resources and assessing performance. All tangible assets are held in the U.S. and all revenue is generated in the U.S. Refer to “Concentrations” below and Note 3 Revenue from Contracts with Customers for additional entity-wide disclosures.

Business Combinations

Identifiable assets acquired, and the liabilities assumed, resulting from a business combination are recorded at their estimated fair values on the date of the acquisition. Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired, including the amount assigned to identifiable intangible assets. When a business combination involves contingent consideration, the Company recognizes a liability equal to the estimated fair value of the contingent consideration obligation at the date of the acquisition. Subsequent changes in the estimated fair value of the contingent consideration are recognized in earnings in the period of the change. Shares of common stock issued as part of the purchase consideration are valued as of the date of the business combination.

Revenue Recognition

Refer to Note 3 — Revenue from Contracts with Customers for information related to the Company’s revenue recognition.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Concentrations

Significant Services

A substantial portion of the Company’s revenue is derived from interchange fees earned on payment transactions processed as virtual commercial cards (“VCC”). The Company currently procures VCC processing services from a single service provider. For the years ended December 31, 2020 and 2019, interchange fee revenues from this service provider represented approximately 50% and 53% of total revenues, respectively. As of December 31, 2020 and 2019, 62% and 58% of accounts receivable, net, is comprised of amounts due from this service provider, respectively.

Future regulation or changes by the card brand payment networks could have a substantial impact on the Company’s revenue from VCC transactions. If interchange rates decline, whether due to actions by the card brand payment networks, merchant/suppliers availing themselves of lower rates, or future regulation, the Company’s total operating revenues, operating results, prospects for future growth and overall business could be materially affected.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The carrying values of cash and cash equivalents approximate their fair values due to the short-term nature of these instruments. Cash in the Company’s bank accounts may exceed federally insured limits.

Restricted Funds Held for Customers and Payment Service Obligations

Restricted funds held for customers and the corresponding liability of payment service obligations represent funds that are collected from customers for payments to their suppliers. The Company is registered as a money services business (“MSB”) with the Financial Crimes Enforcement Network (“FinCEN”). The Company currently operates two models for the transmission of buyer customer funds. Under its legacy model, buyer customer funds are held in trust accounts that are maintained and operated by a trustee pending distribution. After customers’ funds are deposited in a trust account, the Company initiates payment transactions through external payment networks whereby the customers’ funds are distributed from the trust to the appropriate supplier. The Company is not the trustee or beneficiary of the trusts which hold these customer deposits; accordingly, the Company does not record these assets and offsetting liability on its consolidated balance sheets. The Company contractually earns interest on funds held for customers with associated counterparties. The amount of customer funds held in trust accounts was approximately $723,084,000 and $363,573,000 as of December 31, 2020 and 2019, respectively. The increase in the balances of customer funds is a function of the volume of payments processed through the platform and the mix of payment types, with some payment types averaging more days in transit than others.

The Company has also obtained a money transmitter license in all states which require licensure. This model enables AvidXchange to provide commercial payment services to businesses through its “for the benefit of customer” (“FBO”) bank accounts that are restricted for such purposes. The restricted funds held for customers are restricted for the purpose of satisfying the customer’s supplier obligations and are not available for general business use by the Company. The Company maintains these funds in liquid cash accounts and contractually earns interest on these funds held for customers. These funds are recognized as a restricted cash asset and a corresponding liability is recorded for payments due to their suppliers on the Company’s consolidated balance sheets. Restricted funds held for customers are included in the cash and cash equivalents on the consolidated statements of cash flows. The Company continues to onboard new

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

customers and transition existing customers to this model. The Company expects to continue to expand the use of this model.

Accounts Receivable, Supplier Advances and Allowance for Doubtful Accounts

Accounts receivable represent amounts due from the Company’s VCC service provider for interchange fees earned and from buyer customers who have been invoiced for the use of the Company’s software offerings, but payments have not been received. Accounts receivable from the VCC service provider are presented net of an allowance for transactions subsequently cancelled that do not ultimately settle through the payment network. Accounts receivable from buyer customers are presented net of an allowance for doubtful accounts. In judging the adequacy of the allowances, the Company considers multiple factors including historical cancellation rate for electronic payments, historical bad debt experience, general economic conditions, and aging of the receivables. The allowance for VCC transactions subsequently cancelled and the allowance for buyer customer’s doubtful accounts are assessed at each period end and are recognized as a reduction of payment processing revenue and as bad debt expense within general and administrative expenses, respectively, in the consolidated statements of operations. A buyer customer receivable is written off against the allowance when it is determined that all collection efforts have been exhausted and the potential for recovery is considered remote. Historically, losses related to customer nonpayment have been immaterial and most of the accounts receivable balances have been current.

Supplier advances receivable represent amounts that have been advanced as part of the AvidXchange’s Invoice Accelerator product but have not been collected. Advances are collected from the buyer customer once the buyer initiates the transfer of funds for the invoice that was previously advanced. If the buyer does not transfer the funds as expected, the Company is exposed to losses. The Company’s experience with such delinquencies by buyer customers have been immaterial. Supplier advances receivable are stated at their estimated net realizable value. A broad range of information is considered in the estimation process, including historical loss information, effects of COVID-19, age of receivables, communications with buyer and supplier customers, changes in their risk profile, and supplier experience and utilization of the program. The allowance for doubtful accounts for supplier advances is assessed at period end and the measurement of the allowance is included as a component of cost of revenues in the Company’s consolidated statements of operations. Supplier advances receivable balances are charged against the allowance when the Company determines it is probable the receivable will not be recovered after collection efforts and legal actions have been exhausted. The Company classifies the fees charged to supplier customers as cash flows from operating activities with the remaining accelerated advancements and recoupments classified as cash flows from investing activities on a net basis within the consolidated statements of cash flows.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

The table below presents a reconciliation of the beginning and ending amounts of the Company’s allowance for doubtful accounts as of December 31, 2020 and 2019:

	Accounts Receivable Allowance	Supplier Advances Receivable Allowance
Allowance for doubtful accounts, December 31, 2018	$941,335	$524,056
Amounts charged to contra revenue, cost of revenues and expenses	543,841	570,000
Amounts written off as uncollectable	(73,882)	(643,077)
Recoveries of amounts previously written off	—	137,452

Allowance for doubtful accounts, December 31, 2019	1,411,294	588,431
Amounts charged to contra revenue, cost of revenues and expenses	551,075	1,070,000
Amounts written off as uncollectable	(192,889)	(674,987)
Recoveries of amounts previously written off	—	115,559

Allowance for doubtful accounts, December 31, 2020	$1,769,480	$1,099,003

Property and Equipment

Property and equipment are recorded at cost at the date of acquisition plus the cost of additions and improvements that increase the useful lives of assets. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Assets recorded under leasehold improvements are amortized over the shorter of their useful lives or related lease terms. Repairs and maintenance expenditures are expensed as incurred. The cost and related accumulated depreciation and amortization of assets sold or disposed are removed from the accounts and the resulting gain or loss is reflected in operating expenses. The carrying value of all long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, in accordance with ASC 360, Property, Plant, and Equipment. Assets under finance leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The amortization period is based on whether ownership transfers at the end of the lease, including the presence of a bargain purchase option. If ownership transfers or the Company has the option for a bargain purchase, the asset is depreciated over its useful life. If neither of the above criteria is present, the asset is depreciated over the life of the lease. Amortization of assets recorded as finance leases is included in the line item depreciation and amortization in the Company’s consolidated statements of operations.

Intangible Assets and Goodwill

The Company capitalizes costs related to the development of its software services and certain projects for internal use in accordance with ASC 350, Intangibles – Goodwill and Other. These capitalized costs are primarily related to the integrated invoice processing and payment solutions and services hosted by the Company and accessed by its customers on a subscription and transaction basis. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as part of Intangible

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

assets. Maintenance and training costs are expensed as incurred. Internally developed software is amortized on a straight-line basis over its estimated useful life, generally three years.

Other identifiable intangible assets consist of acquired customer lists, technology and trade names, which were recorded at their fair values at the time of acquisition. Amortization is computed using the straight-line method over the estimated useful lives of the assets.

The Company evaluates intangible assets and long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. This includes, but is not limited to, significant adverse changes in business climate, market conditions, or other events that indicate an asset’s carrying amount may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of these assets, then the carrying amount of such assets is reduced to fair value.

In accordance with ASC 350-20 — Goodwill, the Company evaluates goodwill for impairment as of October 31 each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The Company is comprised of a single reporting unit. Current accounting guidance provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting is greater than its carrying amount, the two-step goodwill impairment test is not required.

In performing this qualitative assessment, we consider the following circumstances as well as others:

•	Changes in general macroeconomic conditions such as a deterioration in general economic conditions; limitations on accessing capital; or other developments in equity and credit markets;

•

Changes in industry and market conditions such as a deterioration in the environment in which the Company operates; an increased competitive environment; a decline in market-dependent multiples or metrics (in both absolute terms and relative to peers); a change in the market for an entity’s products or services; or a regulatory or political development;

•	Changes in cost factors that have a negative effect on earnings and cash flows;

•	Decline in overall financial performance (for both actual and expected performance); and

•	Recent implied valuation resulting from equity transactions and third-party valuations.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including attributable goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Stock-Based Compensation

Compensation cost for stock-based awards issued to employees and outside directors, including stock options and restricted stock units (“RSUs”), is measured at fair value on the date of grant.

The fair value of stock options is estimated using a Black-Scholes option-pricing model, while the fair value of RSUs is determined using the fair value of the Company’s underlying common stock. RSUs also include a performance-based condition. Stock-based compensation expense is recognized using a straight-line basis over the requisite service period, which is generally four years. Stock-based compensation expense for RSUs is recognized over the requisite service period as long as the performance condition in the form of a specified liquidity event is probable to occur. The impact of forfeitures on the recognition of expense is estimated based on actual forfeiture activity. In the case of equity issued in lieu of cash bonus, expense is recognized in the period the cash bonus was earned.

Common Stock Repurchases

The Company is incorporated in the State of Delaware and under the laws of that state shares of its own common stock that are acquired by the Company constitute authorized but unissued shares. The cost of the acquisition by the Company of shares of its own stock in excess of the aggregate par value of the shares first reduces additional paid-in-capital, to the extent available, with any residual cost applied as an increase to accumulated deficit.

Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of common shares outstanding during the period and, if dilutive, the weighted average number of potential shares of common stock. Net loss per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net loss per share for the holders of the Company’s common shares and participating securities. The Company’s convertible preferred stock contains participation rights in any dividend paid by the Company and is deemed to be a participating security. Net loss attributable to common stockholders and participating preferred shares are allocated to each share on an as-converted basis as if all of the earnings for the period had been distributed. The participating securities do not include a contractual obligation to share in losses of the Company and are not included in the calculation of net loss per share in the periods in which a net loss is recorded.

Diluted net loss per share is computed using the more dilutive of (a) the two-class method or (b) the if converted method. The Company allocates earnings first to preferred stockholders based on dividend rights and then to common and preferred stockholders based on ownership interests. The weighted average number of common shares included in the computation of diluted net loss gives effect to all potentially dilutive common equivalent shares, including outstanding stock options and convertible preferred stock. Common stock equivalent shares are excluded from the computation of diluted net loss per share if their effect is antidilutive. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is generally the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. For the years ended December 31, 2020 and 2019, 29,993,726 and 28,629,909 potentially dilutive shares, respectively, were excluded from the calculation of diluted EPS as their impact was antidilutive. The Company reported a net loss attributable to common stockholders for each of the years ended December 31, 2020 and 2019.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Advertising Costs

Advertising and marketing costs are included in operating expenses and are expensed as incurred. The Company incurred advertising and marketing costs of approximately $3,910,000 and $3,962,000 for the years ended December 31, 2020 and 2019, respectively.

Research and Development

The Company expenses research and development costs as incurred. Research and development expenses consist primarily of engineering and product development, including employee compensation and the costs of outside contractors.

Income Taxes

Deferred income taxes are provided for temporary differences between the basis of the Company’s assets and liabilities for financial reporting and income tax purposes. Deferred tax assets and liabilities represent future tax return consequences for those differences which will either be deductible or taxable when the assets or liabilities are recovered or settled.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates both the positive and negative evidence that is relevant in assessing whether it will realize the deferred tax assets. A valuation allowance is recorded when it is more-likely-than-not that some of the deferred tax assets will not be realized.

The Company recognizes all material tax positions, including uncertain tax positions, when it is more-likely-than-not that the position will be sustained based on its technical merits and if challenged by the relevant tax authorities. All tax years since 2017 are open for potential examination by taxing authorities as of December 31, 2020. However, tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward. The tax authorities may make adjustments up to the amount of the net operating loss or credit carryforward. No liabilities for uncertain income tax positions are recorded as of December 31, 2020 or 2019. The Company’s policy is to record interest and penalties related to uncertain tax positions in income tax expense.

Retirement Plan

The Company has a 401(k) defined contribution plan. Under the plan, each employee meeting the minimum age requirement and with at least one month of service is eligible to participate. Vested benefits vary in accordance with years of credited service. The Company matching contribution is 100 percent of the first 3 percent and 50 percent of the next 2 percent of compensation that a participant contributes to the plan. The Company made contributions of approximately $3,111,000 and $2,255,000 to the plan, net of forfeitures, for eligible and participating employees for the years ended December 31, 2020 and 2019, respectively. Contributions are subject to certain IRS limitations.

Nonqualified Deferred Compensation Plan

The Company adopted a nonqualified, deferred compensation plan effective October 1, 2015, which is an unfunded plan created for the benefit of a select group of management or highly compensated employees.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

The purpose of the plan is to attract and retain key employees by providing them with an opportunity to defer receipt of a portion of their compensation. It is exempt from the participation, vesting, funding, and fiduciary requirements set forth in Title I of the Employee Retirement Income Security Act of 1974, as amended. Deferred amounts are not subject to forfeiture and are deemed invested among investment funds offered under the nonqualified deferred compensation plan, as directed by each participant.

The Company has established a ‘rabbi trust’ that serves as an investment to shadow the deferred compensation plan liability. The assets of the rabbi trust are general assets of the Company and as such, would be subject to the claims of creditors in the event of bankruptcy or insolvency. The Company has recorded these assets and liabilities at their fair value. In association with this plan, approximately $663,000 and $487,000 was included in other noncurrent assets and $787,000 and $500,000 was included in noncurrent liabilities for the years ended December 31, 2020 and 2019, respectively.

Contingent Liabilities

Contingent liabilities require significant judgment in estimating potential losses for legal claims. We review significant new claims and litigation for the probability of an adverse outcome. Estimates are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will materially exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as regulators, and the estimated loss can change materially as individual claims develop.

Fair Value Measurements

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, AP, debt, and the liability related to the Convertible common stock conversion feature. The carrying amount of cash, trade receivables, and AP approximate fair value due to the short-term maturity. The estimated fair value of long-term debt is based on borrowing rates currently available to the Company for similar debt issues. The fair value approximates the carrying value of long-term debt.

In accordance with applicable accounting standards, the Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

The following is a brief description of those three levels:

Level 1	Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active market and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3	Unobservable inputs that reflect the reporting entity’s own assumptions. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies, or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

When more than one level of input is used to determine the fair value, the financial instrument is classified as Level 1, 2 or 3 according to the lowest level input that has a significant impact on the fair value measurement. The Company performs a review of the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of certain financial assets or financial liabilities within the fair value hierarchy.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

The Convertible common stock liability is stated at fair value and is considered a Level 3 input because the fair value measurement is based, in part, on significant inputs not observed in the market. The Company determined the fair value of the Convertible common stock liability based on the Black-Scholes option-pricing model which utilizes the value of shares sold in the Company’s latest preferred stock financing and allocates the estimated equity value of the Company to each class of the Company’s outstanding securities using an option-pricing back-solve model, then a Monte Carlo simulation technique to estimate fair value of the Convertible common stock liability.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The JOBS Act does not preclude an emerging growth company from early adopting new or revised accounting standards. The Company expects to use the extended transition period for any new or revised accounting standards during the period which the Company remains an emerging growth company.

New Accounting Pronouncements

Adopted Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (“Topic 842”) amending the accounting for leases, primarily requiring the recognition of lease assets and liabilities for operating leases with terms of more than twelve months on the Company’s consolidated balance sheets. Under the new guidance, leases previously described as operating leases and capital leases are now referred to as operating leases and finance leases, respectively. The Company early adopted ASU 2016-02 on January 1, 2020 using the modified retrospective method. Accordingly, the results for the comparable period were not adjusted to conform to the current period measurement or recognition of results and continue to be reported in accordance with AvidXchange’s historic accounting policies and as a result the balance sheet presentation at December 31, 2020 is not comparable to December 31, 2019 in this initial year of adoption. The adoption of Topic 842 resulted in the recognition of operating lease assets of approximately $3,630,000 and liabilities of approximately $6,366,000. See Note 7, Leases for additional information.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance to alleviate the burden in accounting for reference rate reform by allowing certain expedients and exceptions in applying GAAP to contracts, hedging relationships and other transactions affected by the expected market transition from LIBOR and other interbank rates if certain criteria are met. The amendments in ASU 2020-04 are effective for all entities at any time beginning on March 12, 2020 through December 31, 2022 and may be applied from the beginning of an interim period that includes the issuance date of ASU 2020-04. A substantial portion of the Company’s indebtedness bears interest at variable interest rates, primarily based on LIBOR. Per the terms of the Company’s credit agreement, the unavailability or replacement of LIBOR would result in the use of a similar measure based upon a calculated average of borrowing rates offered by

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

major banks in the London interbank as determined by the lender. The Company does not expect the future elections under ASU 2020-04 to have a material impact on its consolidated financial statements; however, the Company is still evaluating the guidance, and therefore, the impact of the adoption on the Company’s financial condition and results of operations has not yet been fully determined.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230) — a Consensus of the FASB’s Emerging Issues Task Force, which provides guidance intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash, which specifies that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. The end of year cash and cash equivalents balance on the consolidated statement of cash flows for the years ended December 31, 2020 and 2019 includes restricted funds held for customers in the amount of approximately $137,620,000 and $51,707,000, respectively.

In May 2014, the FASB issued Revenue from Contracts with Customers that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The pronouncement is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As amended by ASU 2015-14, this pronouncement is effective for fiscal years beginning after December 15, 2018. Refer to Note 3 for the impact of adoption of the new guidance.

Accounting Pronouncements Issued but Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial instruments, Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for most financial assets, including trade receivables, and other instruments that are not measured at fair value through net income (the “CECL” framework). The guidance will replace the Company’s current accounts receivable and supplier advances receivable allowance for doubtful accounts methodology with the CECL framework. ASU 2016-13 is effective for financial statements issued for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2022. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles — Goodwill and Other: Simplifying the Accounting for Goodwill Impairment. This guidance simplifies the accounting for goodwill impairment by eliminating the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The revised guidance is effective for private companies for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. The Company does not expect that this guidance will have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles — Goodwill and Other: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, that provides guidance on capitalization of implementation costs incurred in a cloud computing arrangement that is a service contract. The guidance is effective for private companies for annual reporting periods beginning after December 15, 2020. The Company is currently evaluating the impact to its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes which simplifies the accounting for income taxes by removing certain

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

exceptions to the general principles in Topic 740. This standard is effective for annual reporting periods beginning after December 15, 2020, and interim periods within those years, and early adoption is permitted. Certain amendments of this standard may be adopted on a retrospective basis, modified retrospective basis or prospective basis. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

3.	Revenue from Contracts with Customers

The Company adopted Revenue from Contracts with Customers and its related amendments, collectively known as ASC 606 (“ASC 606”), effective January 1, 2019, using the full retrospective transition approach applied to all contracts. ASC 606 outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model, involving a five-step process, is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, the Company applies the following five steps:

(1)	Identify the contract with a customer

(2)	Identify the performance obligations in the contract

(3)	Determine the transaction price

(4)	Allocate the transaction price to performance obligations in the contract

(5)	Recognize revenue when or as the Company satisfies a performance obligation

The cumulative impact of adopting ASC 606 was a decrease in accumulated deficit of approximately $5,523,000, primarily related to incremental costs incurred to obtain and fulfill a contract. Such costs are amortized over a longer period under ASC 606 in order to align to an estimated expected benefit period of five years, compared to three years under legacy GAAP. Additionally, the scope of costs capitalized under ASC 606 was expanded, resulting in additional sales commissions costs being capitalized.

Revenue Sources

The Company’s revenues are derived from multiple sources. The following is a description of principal revenue generating activities.

Software Revenue

Software revenue are tailored specifically to the Company’s buyer customers and include AvidInvoice, AvidPay, AvidUtility, AvidBill, Create-a-Check, Avid for NetSuite, Strongroom Payables Lockbox, ASCEND and TimberScan. These various offerings address the specific needs of buyers and together they comprise the Company’s suite of cloud-based solutions designed to manage invoices and automate the AP function. Revenues are derived from mostly long-term contracts with mid-market customers. The vast majority of the revenues are comprised of 1) fees calculated based on number of invoice and payment transactions processed, 2) recurring maintenance or subscription fees, or 3) some combination thereof. Fees for the Company’s services are typically billed and paid on a monthly basis. The Company’s core performance obligation is to stand ready to provide holistic AP management services and process as many invoices and/or payments as the buyer customer requests on a daily basis over the contact term. The unspecified quantity of the service meets the criteria for variable consideration, where the variability is resolved daily as the services are performed. Accordingly, the promise to stand ready is accounted for as a single-series performance obligation and revenue is recognized based on the services performed each day.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Included in software revenue is software maintenance and subscription fee revenue, which is recognized ratably over the term of the applicable service period, generally 12 months for Create-a-Check, Avid for NetSuite and TimberScan customers, and 60 months for ASCEND customers.

In addition, each contract contains the promise of providing implementation services for an upfront fee. In determining whether the implementation services are distinct from the hosting services, the Company considered various factors, including the level of customization, complexity of integration, the interdependency and interrelationships between the implementation services and the hosting services and the ability (or inability) of the customer’s personnel or other service providers to perform the services. The Company concluded that the implementation services are not distinct and therefore fees for implementation services are combined with the main promise of the contract and recognized ratably over the non-cancellable term of the contract.

Software offerings are also sold to end customers through reseller partners. The Company evaluated whether it is the principal or the agent in these arrangements. The reseller partners directly contract with the end customers and are ultimately responsible for the fulfillment of the services. The Company may have some discretion in determining the fee charged to the end customer, but always in conjunction with the reseller partner. Therefore, in most reseller partner arrangements, the Company acts as an agent and performs the services as directed by and on behalf of the reseller partner and recognizes revenue on a net basis in the amount to which it expects to be entitled, excluding the revenue share earned by the reseller partner.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Payment Revenue

Payment revenue includes (i) interchange fees earned on payment transactions processed as VCC, (ii) fees from supplier product offerings, and (iii) interest on funds held for customers.

With respect to interchange fees, the Company evaluated whether it is the principal or the agent in the arrangement. With the adoption of ASC 606, the Company determined that interchange fees are not received in return or exchange for services that the Company controls or acts as the principal, and the Company does not play any role or have control over how the interchange basis points are established. Therefore, the Company acts as an agent and records interchange fees net of i) fees charged by the VCC processor and ii) rebates provided to AvidXchange’s buyer customers, reseller partners and supplier customers as an incentive to increase the volume of VCC transactions. The rebates to buyer customers are for cash consideration, which includes cash payments or credits that may be applied against trade accounts owed by the customer to the Company. The rebates to supplier customers are also for cash consideration in the form of reimbursement of processing fees related to the acceptance of payments via a VCC. The Company recognizes monthly net interchange fees based on the transactional volume issued by the VCC processor and submitted to the suppliers, less a reserve for transactions subsequently canceled.

Product offerings which address the needs of AvidXchange’s fast-growing network of suppliers currently include AvidPay Direct (“APD”) and Invoice Accelerator. The APD service eliminates paper checks and provides suppliers with the opportunity to receive electronic payments with enhanced remittance data. The Invoice Accelerator service expands the opportunity to manage cash flows and receive payments even faster by allowing suppliers to advance payment on qualifying invoices. Revenues are generated on a per transaction basis for each payment that is advanced and/or processed using APD. The per transaction fee includes both a fixed and a variable component based on the spend per payment. There are currently no

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

other monthly, annual, or start up fees associated with the supplier contract. Given that the underlying fees are based on unknown services to be performed over the contract term, the total consideration is determined to be variable. The variable consideration is usage-based and therefore, it specifically relates to the Company’s efforts to satisfy its obligation to the supplier. The variability is satisfied each time a service is provided to the supplier and the variable fees are recognized at the time of service.

Payment revenue also includes interest income received from buyer customer deposits held during the payment clearing process. Such funds are deposited in either trust accounts, that are maintained and operated by a trustee, or Company owned accounts.

Services Revenue

Services revenue is derived from the sale of professional services that are distinct and are recognized at the point in time the benefit transfers to the customer.

Disaggregation of Revenue

The table below presents the Company’s revenues disaggregated by type of services performed.

	2020	2019
Software revenue	$68,062,964	$50,146,554
Payment revenue	115,745,382	98,335,115
Services revenue	2,119,293	1,102,385

Total revenues	$185,927,639	$149,584,054

Contract Assets and Liabilities

The Company’s rights to payments are not conditional on any factors other than the passage of time, and as such, AvidXchange does not have any Contract assets. Contract liabilities consist primarily of advance cash receipts for services (deferred revenue) and are recognized as revenue when the services are provided.

The table below presents information on accounts receivable and contract liabilities as of December 31, 2020 and 2019.

	2020	2019
Trade accounts receivable, net	$8,976,936	$7,707,154
Payment processing receivable, net	15,779,799	11,110,521

Accounts receivable, net	24,756,735	18,817,675

Contract liabilities	$7,969,759	$5,181,191

Significant changes in the contract liabilities balance during the period are as follows:

	2020	2019
Revenue recognized included in beginning of period balance	$(4,217,412)	$(4,001,816)
Cash received, excluding amounts recognized as revenue during the period	4,506,146	4,237,118
Contract liabilities acquired in a business combination	2,499,834	546,073

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Transaction Price Allocated to Remaining Performance Obligations

Transaction price allocated to the remaining performance obligation represents contracted revenue that has not yet been recognized. These revenues are subject to future economic risks including customer cancellations, bankruptcies, regulatory changes and other market factors.

The Company applies the practical expedient in paragraph 606-10-50-14(b) and does not disclose information about remaining performance obligations related to transaction and processing services that qualify for recognition in accordance with paragraph 606-10-55-18. These contracts contain variable consideration for stand-ready performance obligations for which the exact quantity and mix of transactions to be processed are contingent upon the buyer or supplier request. These contracts also contain fixed fees and non-refundable upfront fees; however, these amounts are not considered material to total consolidated revenue.

The Company’s remaining performance obligation consists of contracts with financial institutions who are using the ASCEND solution. These contracts generally have a duration of five years and contain fixed maintenance fees that are considered fixed price guarantees. Remaining performance obligation consisted of the following:

	Current	Noncurrent	Total
As of December 31, 2020	$12,405,900	$26,770,845	$39,176,745
As of December 31, 2019	11,159,474	28,962,039	40,121,513

Contract Costs

The Company incurs incremental costs to obtain a contract, as well as costs to fulfill a contract with buyer customers that are expected to be recovered. These costs consist primarily of sales commissions incurred if a contract is obtained, and customer implementation related costs. Capitalized sales commissions and implementation costs were approximately $12,075,000 and $10,790,000 as of December 31, 2020 and 2019, respectively.

The Company utilizes a portfolio approach when estimating the amortization of contract acquisition and fulfillment costs. These costs are amortized on a straight-line basis over the expected benefit period of five years, which was determined by taking into consideration customer attrition rates, estimated terms of customer relationships, useful lives of technology, industry peers, and other factors. The amortization of contract fulfillment costs associated with implementation activities are recorded as cost of revenues in the Company’s consolidated statements of operations and was approximately $4,610,000 and $3,186,000 for the years ended December 31, 2020 and 2019, respectively. The amortization of contract acquisition costs associated with sales commissions that qualify for capitalization is recorded as sales and marketing expense in the Company’s consolidated statements of operations and was approximately $4,590,000 and $2,938,000 for the years ended December 31, 2020 and 2019, respectively. Costs to obtain or fulfill a contract are classified as deferred customer origination costs in the Company’s consolidated balance sheets.

4.	Business Combinations

The Company accounted for the following transactions as business combinations in accordance with the provisions of ASC Topic 805, Business Combinations, and has included the financial results of each acquisition in its consolidated financial statements from the date of the acquisition.

The Company also evaluated the acquisitions quantitatively and qualitatively and determined them to be insignificant both individually and in the aggregate. Therefore, certain pro forma disclosures under ASC 805-10-50 have been omitted.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

On December 30, 2020 AvidXchange acquired all of the issued and outstanding equity interest of Core Associates, the maker of TimberScan, an AP approval processing and content management software. Total purchase price was approximately $24,408,000, net of $1,836,000 of cash acquired. The Company paid approximately $19,408,000 in cash at closing, inclusive of working capital adjustments, and issued 102,016 common shares valued at $5,000,000. The fair value of the common shares was determined based on the estimated fair value at the time of the transaction. The Company incurred transaction costs associated with the acquisition of approximately $1,298,000.

In allocating the preliminary purchase price, the Company recorded the following assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition:

Current assets
Other assets	$658,805
Intangible assets
Customer relationships	3,700,000
Acquired technology	5,700,000
Trade name	2,500,000
Goodwill	14,765,621

Total identifiable assets acquired	27,324,426

Accounts payable	266,776
Accrued expenses	150,000
Deferred revenue	2,499,834

Total liabilities assumed	2,916,610

Purchase price paid, net of cash acquired	$24,407,816

The preliminary calculation of fair value for the acquired assets and liabilities was prepared using primarily Level 3 inputs under ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). The Company determined the fair value of the identifiable intangible assets acquired with the assistance of third-party valuation consultants. The determination of fair value utilized the relief-from-royalty method to value the acquired technology and the trade name, and the multi-period excess earnings method to value the customer relationships. The amount recorded for acquired technology represents the estimated fair value of Core’s SaaS and on-premises software technology. The amount recorded for customer relationships represents the fair values of the underlying relationship with Core’s customers and business partners. The amount recorded for tradename represents the fair value of the brand recognition of Core and their main product TimberScan. The weighted average useful life of acquired intangibles and tradename is nine years and eleven years, respectively. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities when integrating AvidPay with the Core platform to create a cohesive AP and payment offering. The goodwill balance is deductible for tax purposes.

On October 29, 2020, the Company completed an asset acquisition with the stockholders of Orbiion, Inc., (“Orbiion”) a California corporation, for total consideration of approximately $1,409,000, including 20,160 shares of common stock valued at approximately $988,000. The purchase price of Orbiion was primarily attributable to the acquired workforce and the expected strategic synergies and was therefore fully allocated to goodwill. The goodwill balance is deductible for tax purposes.

On October 1, 2019, the Company acquired all the equity interests of BankTEL. BankTEL provides accounting software solutions to small and mid-size banks using its ASCEND product. Total purchase price was approximately $115,348,000, net of $74,000 in cash acquired. The Company paid $105,834,000 in cash

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

at closing, inclusive of working capital adjustments, and issued 462,946 common shares valued at $9,514,000. The fair value of the common shares was determined based on the estimated fair value at the time of the transaction. The Company incurred transaction costs associated with the acquisition of approximately $1,168,000.

In allocating the preliminary purchase price, the Company recorded the following assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition:

Current assets	$2,964,779
Property and equipment	91,579
Other assets	7,642
Intangible assets
Customer relationships	36,780,435
Acquired technology	9,070,274
Trade name	2,257,904
Goodwill	65,018,890

Total identifiable assets acquired	116,191,503

Accounts payable	93,156
Accrued expenses	204,700
Deferred revenue	546,073

Total liabilities assumed	843,929

Purchase price paid, net of cash acquired	$115,347,574

The preliminary calculation of fair value for the acquired assets and liabilities was prepared using primarily Level 3 inputs under ASC 820. The Company determined the fair value of the identifiable intangible assets acquired with the assistance of third-party valuation consultants. The determination of fair value utilized the relief-from-royalty method for the acquired technology and the trade name, and the multi-period excess earnings method to value the customer relationships. The amount recorded for acquired technology represents the estimated fair value of BankTEL’s accounting software technology. The amount recorded for customer relationships represents the fair values of the underlying relationship with BankTEL customers. The amount recorded for tradename represents the fair value of the brand recognition of BankTEL. The weighted average useful life of acquired intangibles is 7 years. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities when integrating AvidPay with the BankTEL platform to create a cohesive AP and payment offering. The goodwill balance is deductible for tax purposes. In the third quarter of 2020, the Company finalized the preliminary purchase price allocation, noting no material measurement period adjustments.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

5.	Property and Equipment

Property and equipment as of December 31, 2020 and 2019 consists of the following:

	Useful Life	2020	2019
Land	Indefinite	$12,666,598	$12,691,598
Office equipment	5 Years	2,046,273	2,043,322
Computer equipment	5 Years	13,508,764	12,641,531
Computer software	3 Years	2,946,187	2,802,787
Furniture	7 Years	7,333,664	7,310,080
Headquarters facilities	21-35 Years	68,483,780	57,447,131
Leasehold improvements	Shorter of lease term or useful life	8,682,943	8,670,476

		115,668,209	103,606,925
Less: Accumulated depreciation and amortization		(28,795,979)	(21,513,275)

Total property and equipment, net of accumulated depreciation and amortization		$86,872,230	$82,093,650

Depreciation and amortization expense charged against property and equipment for the years ended December 31, 2020 and 2019 was approximately $7,346,000 and $6,807,000, respectively. Depreciation and amortization expense associated with finance leases was approximately $3,764,000 and $3,371,000 for the years ended December 31, 2020 and 2019, respectively.

6.	Intangible Assets and Goodwill

Intangible Assets

The Company capitalizes costs related to the development of both its SaaS platform and certain projects for internal use. AvidXchange capitalized approximately $11,354,000 and $7,350,000 in software development costs during the years ended December 31, 2020 and 2019, respectively. The Company recognized approximately $9,427,000 and $8,718,000 of amortization expense related to internally developed software in depreciation and amortization within the Company’s consolidated statements of operations during the years ended December 31, 2020 and 2019, respectively.

The gross carrying amount and accumulated amortization of all intangible assets subject to amortization as of December 31, 2020 and 2019 is as follows:

	2020
	Weighted Average Useful Life	Gross Amount	Accumulated Amortization	Net Amount
Internally developed software	3 Years	$52,902,523	$(36,613,653)	$16,288,870
Customer relationships	8 Years	51,441,504	(14,031,660)	37,409,844
Technology	5 Years	31,790,697	(17,523,059)	14,267,638
Trade name	10 Years	5,247,578	(772,007)	4,475,571

Total intangible assets		$141,382,302	$(68,940,379)	$72,441,923

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

	2019
	Weighted Average Useful Life	Gross Amount	Accumulated Amortization	Net Amount
Internally developed software	3 Years	$44,080,714	$(28,727,207)	$15,353,507
Customer relationships	7 Years	47,741,503	(7,143,733)	40,597,770
Technology	5 Years	26,090,697	(14,012,300)	12,078,397
Trade name	9 Years	2,747,579	(489,156)	2,258,423

Total intangible assets		$120,660,493	$(50,372,396)	$70,288,097

Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. During 2020, management determined that two internally developed software projects were not expected to provide substantive service potential. Consequently, management recognized a write-off on intangible assets of approximately $924,000 in operating expenses during the year ended December 31, 2020.

The Company acquired Ariett Business Solutions, Inc. in November 2017 primarily for its purchase order technology (‘ReqNet’), which the Company valued at $14,361,000. Since the acquisition, management has evaluated the reliability, scalability and integration of ReqNet, and during 2019 concluded the software was not performing as expected. A decision was made to cease further development of ReqNet and phase it out by the end of 2021 and as a result, the original useful life of 10 years would be shortened to two years, ending December 2021. Management performed a recoverability test utilizing the income valuation approach and estimated the excess carrying amount of the Ariett technology over the expected future cash flows to be approximately $7,891,000. This amount has been recorded as an impairment charge within operating expenses during the year ended December 31, 2019.

Amortization expense associated with identifiable intangible assets of approximately $20,168,000 and $15,532,000 for the years ended December 31, 2020 and 2019, respectively was recorded in depreciation and amortization within the Company’s consolidated statements of operations. The estimated future amortization is expected as follows:

2021	$19,636,731
2022	14,478,813
2023	11,858,784
2024	9,053,141
2025	6,944,655
Thereafter	10,469,799

$72,441,923

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired and is attributable to assembled workforce and expanded market opportunities when integrating the acquired entity with the Company’s existing offerings. Goodwill amounts are not amortized, but rather tested for impartment at least annually. The Company completed its annual goodwill impairment test as of October 31, 2020 and 2019 using a qualitative assessment. There was no impairment charge for the years ended December 31, 2020 and 2019.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

The following table sets forth the changes in the carrying amount of the Company’s goodwill.

Balance at January 1, 2019	$24,502,418
Acquisitions	65,018,890

Balance at December 31, 2019	89,521,308
Acquisitions	16,174,567

Balance at December 31, 2020	$105,695,875

7.	Leases and Leasing Commitments

Fiscal 2020 Activity After Adoption of Topic 842

Effective January 1, 2020, the Company early adopted Topic 842, using the modified retrospective method. Accordingly, the presentation of the balance sheet as of December 31, 2019 and results for year ending December 31, 2019 were not adjusted to conform to the balance sheet presentation or recognition of results of operations as of, and for the year ended December 31, 2020.

The Company adopted the following practical expedients and elected the following accounting policies related to this standard update:

•	The options to not reassess prior conclusions related to the identification, classification, and accounting for initial direct costs for leases that commenced prior to January 1, 2020

•	Short-term lease accounting policy election allowing lessees to not recognize right-of-use assets and liabilities for leases with a term of 12 months or less, and

•	The option to combine non-lease components with their related lease components for all classes of underlying assets.

The Company determines if an arrangement is a lease and the classification of the lease at inception. Due to the nature of AvidXchange’s operations, the Company has two main classes of underlying leased assets – i) information technology (“IT”) equipment and ii) corporate office space. IT equipment leases are classified as finance leases, whereas corporate office leases can be either operating or finance leases. Operating leases are included in operating lease right-of-use (“ROU”) assets and current and noncurrent operating lease liabilities on the Company’s consolidated balance sheets. Finance leases are included in property and equipment, net and current and noncurrent maturities of finance lease obligations on the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and the corresponding lease liabilities represent its obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The lease ROU asset is reduced for tenant incentives and excludes any initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease. These options are reflected in the ROU asset and lease liability when it is reasonably certain that the Company will exercise the option. The Company reassesses the lease term if and when a significant event or change in circumstances occurs within the control of the Company, such as construction of significant leasehold improvements that are expected to have economic value when the option becomes exercisable.

In the calculation of the present value of the future minimum lease payments, AvidXchange uses either the implicit rate in the lease or the Company’s incremental borrowing rate. Practice has shown that an implicit

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

rate is only determinable in the finance leases of IT equipment where the current price is readily available. For all office leases, the Company determines the net present value of future minimum lease payments using its incremental borrowing rate at the commencement date of the lease. AvidXchange’s incremental borrowing rate is estimated based on the Company’s credit rating, the yield curve for the respective lease terms, and the prevailing market rates for collateralized debt in a similar economic environment. The same process is followed for any new leases at their commencement dates or modifications to existing leases that require remeasurement.

Costs associated with operating lease assets are recognized on a straight-line basis within operating expenses over the term of the lease. Amortization expense of the ROU asset for finance leases is recognized on a straight-line basis over the shorter of the estimated useful lives of the assets or, in the instance where title does not transfer at the end of the lease term, the lease term.

Gross assets acquired under finance leases, inclusive of those where title transfers at the end of the lease, are recorded in property and equipment, net and were $85,137,000 as of December 31, 2020. The gross assets are inclusive of a classification change of one of the Company’s Music Factory office locations from operating to finance lease due to a significant leasehold improvement commitment that triggered a change in the lease term. The classification change resulted in a recognition of a finance lease asset of approximately $11,037,000 and a liability of approximately $12,249,000 as of January 1, 2020. Accumulated amortization associated with finance leases was $15,476,000 as of December 31, 2020.

The components of lease expense for the year ended December 31, 2020 were as follows:

Lease cost
Finance lease cost
Amortization of right-of-use assets	$3,763,903
Interest on lease liabilities	8,103,977
Operating lease expense	1,220,761
Short-term lease cost	619,987
Variable lease cost	280,058
Sublease income	(249,271)

Total lease cost	$13,739,415

Other information related to leases for the year ended December 31, 2020 was as follows:

Weighted average remaining lease term
Corporate offices operating leases	5 years
Corporate offices finance leases	29 years
IT equipment finance leases	2 years
Weighted average discount rate
Corporate offices operating leases	11.1%
Corporate offices finance leases	11.2%
IT equipment finance leases	7.8%

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

As of December 31, 2020, the maturities of lease liabilities under non-cancelable operating and finance leases were as follows:

	Operating Leases	Finance Leases
2021	$1,620,760	$8,468,751
2022	1,207,100	8,059,189
2023	1,171,804	7,748,295
2024	1,151,109	7,721,306
2025	892,427	7,874,832
Thereafter	255,234	241,936,349

Total minimum lease payments	6,298,434	281,808,722
Less: Imputed interest	(1,402,007)	(207,578,250)

Net lease obligation	$4,896,427	$74,230,472

Fiscal 2019 Activity Before Adoption of Topic 842

The Company leases office facilities and certain fixed assets under various noncancelable operating leases. Rental expense for operating leases was approximately $3,978,000 for the year ended December 31, 2019.

As of December 31, 2019, the future minimum lease payments under noncancelable operating leases are as follows:

2020	$4,327,901
2021	3,578,410
2022	2,862,378
2023	2,922,527
2024	2,936,847
Thereafter	12,257,464

$28,885,527

Included in property and equipment are assets acquired under capital lease obligations. At lease inception, the Company determines the lease term by assuming the exercise of those renewal options that are reasonably assured. The gross amount of property and equipment recorded under capital leases and financing obligations as of December 31, 2019 was approximately $73,593,000, of which approximately $57,447,000 relates to the Company’s Charlotte headquarter facility. Accumulated depreciation on property and equipment under capital leases as of December 31, 2019 was approximately $11,714,000. The lease obligations on property and equipment are for one-year to five-year terms, except for the Charlotte headquarters facility lease. The initial term of the Charlotte headquarters facility lease is fifteen years with four five-year reasonably assured renewal options, for a total lease period of thirty-five years. The Company presents current and long-term capital lease obligations separately within liabilities in the consolidated balance sheet as of December 31, 2019.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2019:

2020	$6,963,692
2021	6,557,882
2022	6,152,945
2023	5,923,557
2024	5,935,569
Thereafter	215,951,861

Total minimum lease payments	247,485,506
Less: Amount representing interest	(185,345,358)

Net lease obligation under capital leases	$62,140,148

8.	Long-Term Debt

Long-term debt as of December 31, 2020 and 2019 consists of the following:

	2020	2019
Term loan facility	$95,000,000	$95,000,000
Interest payable delayed draw term loan	5,552,303	1,080,625
Promissory note payable for land acquisition	3,000,000	4,000,000

Total principal due	103,552,303	100,080,625
Current portion of promissory note	(1,000,000)	(1,000,000)
Unamortized portion of debt issuance costs	(4,106,008)	(5,194,358)

Long term debt	$98,446,295	$93,886,267

On October 1, 2019, the Company entered into a senior secured credit facility (“2019 Credit Agreement” or “2019 Facility”) with Sixth Street Specialty Lending, Inc. (“Sixth Street”) and KeyBank National Association (“KeyBank”). The 2019 Credit Agreement makes available to the Company a facility in an aggregate amount of $163,500,000 which consists of:

•	$95,000,000 term loan facility (“2019 Term Loans”)

•	$30,000,000 additional delayed draw term loan commitment (“DDTL”)

•	$18,500,000 interest payable delayed draw term loan commitment (“Interest DDTL”)

•	$20,000,000 revolving commitment (“2019 Revolver”)

Proceeds from the 2019 Credit Agreement were used to pay the outstanding principal related to the credit agreement dated October 19, 2016, as amended and restated (the “Old Credit Agreement”), and for working capital. In accordance with ASC 470-50, Modifications and Extinguishments, the Company recognized a debt modification expense of approximately $1,577,000 in 2019. The Company includes debt modification expense within general and administrative expenses in the consolidated statements of operations.

The 2019 Facility, like the Old Credit Agreement, is collateralized by substantially all assets of the Company except for bank accounts that hold customer funds or are used to administer self-funded employee benefit plans and other limited exceptions.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Interest on the loans under the 2019 Credit Agreement is equal to LIBOR or a base rate, plus a margin. The applicable margin will be 9% for the first three years, and after the third anniversary will be 7.5% or 8% depending on whether the cash burn rate is greater than or less than negative $2,500,000. The base rate is equal to the higher of the current prime rate, federal funds effective rate plus 0.5%, or 4%. The Company may elect an interest period of up to three months in connection with a LIBOR rate loan. Per the terms of the 2019 Credit Agreement, the unavailability or replacement of LIBOR would result in the use of a similar measure based upon a calculated average of borrowing rates offered by major banks in the London interbank as determined by Sixth Street. As such, management does not believe that the unavailability of LIBOR will have any material impact on our borrowing costs.

From October 1, 2019 through the third anniversary date of the 2019 Credit Agreement, the Company may, on a quarterly basis, borrow under the Interest DDTL to finance up to 4.5% of the interest due on the 2019 Term Loans. During 2020, the Company borrowed an additional $4,472,000 under the Interest DDTL at rates ranging from 10.0% to 10.5% and during 2019, the Company borrowed $1,081,000 at a rate of 11.0%.

The Company also has available additional DDTL which may be made in minimum increments of $5,000,000, and multiples of $500,000 in excess of that amount, up to $30,000,000. The Company is required to pay a commitment fee of 0.5% per annum based on the unused commitment under the additional DDTL. The DDTL commitment terminates on the earlier of October 1, 2021 or in the event of a default.

The maturity date for the 2019 Term Loans and Interest DDTL is April 1, 2024, or the date any series of preferred stock becomes eligible to be redeemed or otherwise repurchased.

Revolving Credit Facility

Borrowing increments on the 2019 Revolver start at $500,000, and multiples of $100,000 in excess of that amount. There is no balance outstanding under the facility as of December 31, 2020 or December 31, 2019. The Company is required to pay a commitment fee of 0.5% per annum with respect to the unused commitment under the 2019 Revolver. The maturity date for the 2019 Revolver is October 1, 2023.

Old Credit Agreement

The outstanding term loan balance of $70,784,000 as of December 31, 2018 (“Old Term Loans”) was paid in full on October 1, 2019. The Old Term Loans had a maturity date of August 7, 2020, and interest rate at LIBOR with a floor of 1.00%, plus an applicable margin ranging from 7.50% to 9.5% (11.88% as of December 31, 2018). The $30,000,000 revolving credit facility (“Old Revolver”) had an interest rate at prime plus an applicable margin, and $0 outstanding balance as of December 31, 2018. The Old Revolver renewed annually and had June 30, 2019 maturity date which was extended until the Company entered in to the 2019 Credit Agreement.

Deferred Financing Costs

The Company has approximately $258,000 and $352,000 in deferred financing costs associated with its 2019 Revolving Credit Facility and approximately $4,106,000 and $5,194,000 of deferred financing costs associated with 2019 Term Loan, DDTL, and Interest DDTL recorded net of long-term debt as of December 31, 2020 and 2019, respectively.

Amortization of deferred financing costs amounted to approximately $1,182,000 and $1,184,000 for the years ended December 31, 2020 and 2019, which is presented in the consolidated statements of operations as interest expense.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Liquidity and Financial Covenants

The Company’s 2019 Credit Agreement contains certain covenants and restrictions on actions by the Company, including limitations on the payment of dividends. In addition, the 2019 Credit Agreement requires that the Company comply monthly with specified ratios, including a maximum ratio of debt to recurring revenue and a minimum cash balance requirement. The Company is in compliance with its financial debt covenants as of December 31, 2020.

Land Promissory Note

On November 15, 2018, the Company signed a promissory note in connection with the purchase of two land parcels adjacent to its Charlotte, North Carolina headquarters campus. The principal amount of $5,000,000 will be repaid in $1,000,000 installments, plus accrued interest at a rate of 6.75%, due on each anniversary date, with final payment due on November 15, 2023. The note is collateralized by the land parcels and any future building to be situated on, or improvements to, the land.

Aggregate future maturities of long-term debt for the next five years and thereafter (including current portion) as of December 31, 2020 are as follows:

2021	$1,000,000
2022	1,000,000
2023	1,000,000
2024	100,552,303
2025	—
Thereafter	—

Total	$103,552,303

9.	Preferred Stock

The Company’s preferred stock, which is classified as mezzanine equity in the consolidated balance sheets as of December 31, 2020 and 2019, is as follows:

	As of December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Series A	2,000,000	625,547	$440,098	$440,098
Series B	5,000,000	1,622,366	851,316	851,316
Series C	4,200,000	1,004,770	851,362	851,362
Series D	1,500,000	1,360,447	9,278,248	9,278,248
Series E	9,800,000	9,250,303	172,379,820	167,647,957
Series F	14,500,000	13,405,900	530,953,102	508,109,009
Junior Series 1	400,000	90,497	1,087,774	1,087,774
Senior Preferred	2,722,166	2,722,166	169,000,000	144,359,033
Redeemable Preferred	350,000	—	—	—

	40,472,166	30,081,996	$884,841,720	$832,624,797

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

	As of December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Series A	2,000,000	669,690	$446,136	446,136
Series B	5,000,000	2,140,694	1,123,133	1,123,133
Series C	4,200,000	1,126,434	966,947	966,947
Series D	1,500,000	1,445,903	9,861,058	9,861,058
Series E	9,800,000	9,287,774	173,052,799	167,540,454
Series F	14,500,000	11,365,584	430,953,134	410,833,386
Junior Series 1	400,000	249,616	3,000,384	3,000,384
Senior Preferred	2,722,166	2,722,166	169,000,000	127,063,655
Redeemable Preferred	350,000	—	—	—

	40,472,166	29,007,861	$788,403,592	$720,835,153

Share Authorization

On October 1, 2019, the Company amended and restated its certificate of incorporation with Delaware, which included an increase in the Company’s authorized shares of preferred stock, $0.001 par value per share, from 37,400,000 to 40,472,166, and authorized the issuance of two new series of non-voting preferred stock, Senior preferred and Redeemable preferred. The Company’s certificate of incorporation provides that the Company is authorized from time to time to designate by resolution one or more series of preferred stock in addition to the Series A preferred, Series B preferred, Series C preferred, Series D preferred, Series E preferred, Series F preferred, Junior Series 1 preferred, Senior preferred and Redeemable preferred stocks that are designated in the certificate of incorporation, subject to certain limitations and required approvals as set forth therein.

Senior Preferred Stock and Redeemable Preferred Stock

The Senior preferred stock is convertible into Redeemable preferred stock and Convertible common stock. The shares are entitled to cumulative 12% annual dividends payable if and when declared by the Board of Directors. There are no voting rights, and the Senior preferred shares are senior to all other classes of preferred and common stock. The Senior preferred liquidation preference is the greater of the original issuance price plus accrued and unpaid dividends or 1.3 times the original issuance price. The shares are transferable, subject to limited exceptions, and may be converted into Redeemable preferred and Convertible common shares upon written election of the majority of Senior preferred shareholders or the Company. In addition, the Senior preferred shares automatically convert upon the closing of certain public offerings and events.

The Redeemable preferred shares are entitled to cumulative 12% annual dividends payable if and when declared by the Board of Directors. There are no voting rights, and the Redeemable preferred shares (like the Senior preferred shares) are senior to all other classes of preferred and common stock. The shares are transferable, subject to limited exceptions, and may be redeemed for cash upon written request by a majority of Redeemable preferred shareholders or by the Company, at any time, at the greater of 1.3 times the original issuance price or the original issuance price plus accrued and unpaid dividends.

Conversion, Redemption and Other Rights

Each share of each series of preferred stock (except for the senior preferred stock and the redeemable preferred stock) is entitled to the number of votes equal to the number of shares of common stock into

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

which each share is convertible on the record date for any vote except for the Junior Series 1 preferred stock which is entitled to the number of votes equal to 1/10 the number of shares of common stock into which such series share is convertible. The Series E and Series F preferred stock also have approval rights over certain Company transactions including certain significant mergers and acquisitions, payment of dividends, issuance of indebtedness and related party transactions, among others. Certain series of preferred stock have preemptive rights to participate in future offerings of securities by the Company, subject to certain exceptions.

Each series of preferred stock has certain redemption rights that require the Company, upon notice from a holder, which may be delivered at any time after October 1, 2026, or October 1, 2025 in the case of the Senior preferred and Redeemable preferred, to redeem for cash the holder’s shares at a designated price, less dividends and distributions. The Company has the right to redeem the shares in part over specified periods of time, not to exceed 18 months, depending on the series of preferred stock. The total redemption amount under such preferred stock agreements is approximately $884,842,000 and $788,404,000 as of December 31, 2020 and 2019, respectively.

No dividends or other distributions may be made on the common stock unless the same dividend or distribution is also made to all the series of preferred stock on an as-converted basis. All shares of preferred stock may be converted into shares of common stock on a one-for-one basis, subject to adjustment upon certain events, except for the shares of Series A preferred stock which are convertible into common stock at a conversion rate of 1.6806. Upon conversion, the Series A shareholder is entitled to receive a cash payment as a result of a conversion into fractional common shares. Each series of preferred stock has a liquidation preference over the common stock and a relative preference among the preferred, with the Senior preferred (or, if the Senior preferred shares have been converted, the Redeemable preferred) having the highest preference and the Junior Series 1 preferred stock having the lowest preference, with the Series B and Series C having a pari passu preference to each other.

2020 Issuances and Redemptions

On April 6, 2020, the Company issued 2,040,316 shares of Series F convertible stock at a per share price of $49.01, for gross proceeds of approximately $100,000,000, less expenses of approximately $6,368,000.

On October 20, 2020, the Company redeemed the following preferred shares at a price per common share equivalent of $45.57, for total consideration of approximately $45,397,000:

	Shares	Redemption Price
Series A Preferred Stock	44,143	$3,379,972
Series B Preferred Stock	518,328	23,620,207
Series C Preferred Stock	121,664	5,544,228
Series D Preferred Stock	85,456	3,894,230
Series E Preferred Stock	37,471	1,707,553
Junior Series-1 Preferred Stock	159,119	7,251,053

Total	966,181	$45,397,243

2019 Issuances and Redemptions

In December 2019, the Company issued 2,652,412 shares of Series F preferred stock at a price per share of $49.01 for aggregate consideration of approximately $130,000,000, less expenses incurred of approximately $7,926,000.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

In October 2019, the Company issued 2,722,166 shares of Senior preferred stock at a price per share of $47.76 for aggregate consideration of approximately $129,997,000, less expenses of approximately $4,823,000. The Convertible common stock liability had a fair market value of $2,162,000. Prior to the Senior preferred transaction, the Company redeemed 278,371 of its Series E preferred shares from the same investor at a price per share of $40.18. In October 2020, the redemption price was increased to $45.57 to reflect the higher per share price the Company paid to shareholders pursuant to the 2020 redemption. The total premium paid to this investor was approximately $8,036,000, of which $1,543,000 was paid in 2020 and $6,494,000 in 2019.

10.	Shareholders’ Equity and Convertible Common Stock Liability

The Company presents its Common stock within shareholders’ equity and its Convertible common stock separately as a liability.

Share Authorization

On October 1, 2019, the Company amended and restated its certificate of incorporation with the State of Delaware, which included an increase in the Company’s number of authorized shares of all classes of common stock, $0.001 par value per share, from 54,300,000 to 60,000,000, and authorized the issuance of 750,000 shares of Convertible common stock.

Convertible Common Stock Liability

The Convertible common shares are entitled to dividends pari passu with Common shareholders on an “if-converted” basis. Shares may be redeemed for cash or converted into Common shares. Cash redemption may occur at the option of the shareholders, on or after six years from the date of purchase, upon the occurrence of a significant event such as the sale of the Company or an initial public offering. The Company may redeem the shares for cash upon the occurrence of a significant transaction. Convertible common shares are convertible into common stock at the election of the holder for the 15-year period ending on October 1, 2034. The Convertible common shares will also automatically convert upon a liquidation or sale of the Company or an initial public offering.

The cash proceeds received upon redemption, or the number of Common shares received upon conversion, is based upon a formula whereby the holder of the instrument will receive value commensurate with the increase, if any, in value of the Company’s Common stock from the date of redemption or conversion over a contractually determined base price per Common share of $47.76.

The Convertible common stock has been accounted for as a derivative liability and is recorded at its fair market value within other long-term liabilities on the balance sheet. The value of the convertible common stock liability was determined to be $10,254,000 and $2,717,000 as of December 31, 2020 and 2019, respectively. Adjustments to the fair market value are recorded through earnings and $7,537,000 and $555,000 has been included in the statement of operations for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, no shares of Convertible common stock are outstanding as such shares will only be issued upon conversion of the senior preferred stock.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

2020 Issuances and Repurchases

During the year ended December 31, 2020, the Company issued 4,772,505 shares of common stock at a weighted average price per share of $47.83. The common shares issued included 102,016 shares in connection with the acquisition of Core and 20,160 shares in connection with the acquisition of Orbiion. In addition, 4,497,005 shares were issued to investors for gross proceeds of approximately $220,407,000, less expenses of approximately $14,186,000. The proceeds were used for general corporate purposes and to fund the redemption of common stock and preferred stock discussed below. The remaining issuances were the result of employees exercising vested stock option grants.

On October 20, 2020, the Company repurchased 3,250,655 common shares at a price per share of $45.57 and 11,805 outstanding vested stock options at a price per share equal to the difference between $45.57 and the exercise price of the award. The excess paid in the repurchase over the aggregate par value was recorded as a decrease of Common Stock Additional Paid-in Capital and an increase of Accumulated deficit of $1,583,000 and $147,214,000, respectively.

2019 Issuances and Repurchases

During the year ended December 31, 2019, the Company issued 574,294 shares of common stock at a weighted average price per share of $17.83. The Company issued 462,946 shares in connection with the BankTEL acquisition, and the remaining issuances were the result of employees exercising vested stock option grants.

During June 2019, the Company repurchased 7,038 common shares from an individual shareholder for consideration of approximately $236,000. The estimated fair value of the shares at the time of the transaction was allocated between Common Stock Additional Paid-in Capital and Accumulated Deficit. The amount in excess of the estimated fair value of common stock was recorded as stock compensation expense within general and administrative expense in the consolidated statement of operations for year ended December 31, 2019.

11.	Stock-Based Compensation

The Company amended and restated its equity incentive plan effective June 25, 2020 (the “2020 Plan”). The 2020 Plan authorized the use of restricted stock units (“RSUs”) in addition to previously authorized grants of stock options. As of the effective date, no new option awards are to be made under prior equity incentive plans. On February 18, 2021, the 2020 Plan was amended to increase the number of shares authorized to 2,502,017, which was comprised of a 1,600,000 expansion of shares authorized and 902,017 shares that were remaining under the Company’s prior equity incentive plan.

Stock options granted under these plans have various vesting periods ranging from fully-vested on the date of grant or vesting over a period of three or four years. The term for each incentive stock option under these plans is ten years from the grant date, or five years for a grant to a ten percent owner optionee, in each case assuming continued employment. RSUs granted under the 2020 Plan have a vesting period of four years and a term of seven years, or three years for time vested RSUs after termination of employment. Any unvested RSUs are forfeited upon termination of employment. The RSUs are also subject to a performance condition upon a predefined liquidity event such as an initial public offering or a change in control.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

The following table summarizes the Company’s stock option activity:

	As of December 31, 2020
	Number of Shares	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at beginning of year	1,129,395	$12.32	7.64	$9,186,553
Granted	214,625	41.66
Exercised	(153,322)	12.24
Forfeited	(136,968)	13.75
Expired	(1,555)	0.09

Outstanding at end of year	1,052,175	$18.12	7.20	$31,851,619

Vested and excercisable at end of year	557,687	$11.18	5.90	$20,751,177

Vested and expected to vest at end of year	1,028,943	$17.84	7.16	$31,430,952

	As of December 31, 2019
	Number of Shares	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at beginning of year	813,408	$9.69	7.38	$4,369,738
Granted	512,022	15.32
Exercised	(111,348)	6.50
Forfeited	(84,687)	12.88
Expired	—	0.00

Outstanding at end of year	1,129,395	$12.32	7.64	$9,186,553

Vested and excercisable at end of year	481,694	$9.22	6.07	$5,513,173

Vested and expected to vest at end of year	1,072,349	$12.24	7.60	$9,037,862

The weighted-average grant date fair value of options granted during the years ended December 31, 2020 and 2019 was $17.29 and $5.98 per share, respectively and the fair value of shares vested during the years ended December 31, 2020 and 2019 was $1,519,000 and $1,040,000, respectively. The total cash received from exercises of share options during the years ended December 31, 2020 and 2019 was $1,877,000 and $595,000, respectively. The Company provides a full valuation allowance against its net deferred tax asset and therefore did not recognize a tax benefit for stock option exercises in either of the years presented. The total intrinsic value of options exercised during the years ended December 31, 2020 and 2019 was $3,685,000 and $1,049,000, respectively. The intrinsic value was calculated as the difference between the estimated fair value of the Company’s common stock at exercise and the exercise price of the in-the-money options.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

The fair value of stock-based awards granted is estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions for the years ended December 31, 2020 and 2019:

	2020	2019
Estimated dividend yield	0%	0%
Expected volatility	44.67% - 45.35%	34.82% - 37.79%
Risk-free interest rate	0.27% - 0.40%	1.50% - 2.41%
Expected term in years	5.76	5.93

Due to limited historical data, the Company estimates stock price volatility based on the actual historical volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time that options that vest are expected to be outstanding. The Company does not have sufficient history of exercises of stock options to estimate the expected term and thus calculates expected life based on the mid-point between the vesting date and the contractual term, which is in accordance with the simplified method. The expected term for share-based compensation granted to nonemployees is the contractual life. The risk-free rate is based on the U.S. Treasury yield curve during the expected life of the option. The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

In 2020, the Company began issuing RSUs to employees under the 2020 Plan. A summary of RSUs activity during the year ended December 31, 2020 is presented below:

	2020
	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at beginning of year	—	$41.66
Granted	228,537	41.66
Forfeited	—	0.00
Cancelled	—	0.00

Outstanding at end of year	228,537	$41.66

RSUs are valued at the estimated value of a common share as of the date of the grant date.

The Company recognized stock-based compensation, reduced for actual forfeitures, of approximately $1,632,000 and $1,379,000 during the years ended December 31, 2020 and 2019, respectively in the consolidated statements of operations for stock options, and approximately $1,663,000 and $0 for RSUs for the years ended December 31, 2020 and 2019. As of December 31, 2020, there was approximately $4,324,000 of total unrecognized compensation cost related to unvested options, which is expected to be recognized over a weighted-average period of 2.72 years, and $7,175,000 total unrecognized compensation cost related to unvested RSUs, which is expected to be recognized over a weighted-average period of 3.31 years.

Stock-based compensation expense from stock options and RSUs was included in the following line items in the accompanying consolidated statement of operations during the periods presented:

	2020	2019
Cost of revenues	$410,097	$113,583
Research and development	623,797	106,376
Sales and marketing	777,244	353,828
General and administrative	1,483,857	805,539

Total	$3,294,995	$1,379,326

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

12.	Commitments and Contingencies

Incentive Packages

In 2014, the Company entered into grant and tax incentive agreements with state and local government agencies in North Carolina (the “2014 Incentives”) for establishment of the new corporate headquarters and the expansion of its workforce. The fair value of the 2014 Incentives is estimated at $8,637,000, to be received over the next four to ten years. In order to receive the 2014 Incentives, the Company has to maintain its headquarters in Charlotte, NC, create new job positions as well as maintain a minimum number of employees within the state of North Carolina. The average estimated grant and incentive payment could be up to $900,000 annually and the incentive amount is dependent upon reaching certain hiring goals as stated in the agreement.

In March 2019, the Company signed a second incentive grant package with the state and local government agencies of North Carolina (the “2019 Incentives”). The fair value of the 2019 Incentives is estimated at $22,937,000, to be received over a twelve-year period beginning in 2020. In connection with services to be performed in the negotiation of the 2019 Incentives and subsequent compliance reporting, the Company will pay a vendor an aggregate of $3,190,000 in four annual installments beginning in 2019.

The Company recognized approximately $1,145,000 and $1,184,000 related to the 2014 Incentives and 2019 Incentives as a reduction of general and administrative expenses within the consolidated statements of operations for the years ended December 31, 2020 and 2019, respectively.

In 2017, the Company entered into a tax incentive agreement for workforce expansion and capital investment in the state of Utah. The fair value of the incentive package is estimated at $359,000. The Company has not received any payments related to the grant or recognized any benefit associated with this grant for either of the periods ending December 31, 2020 or 2019.

Letters of Credit

As of December 31, 2020, the Company has an irrevocable standby letter of credit outstanding that acts as collateral with respect to the lease of the Company’s Charlotte corporate headquarters with an availability of approximately $5,953,000 for which the company pays a fee of 2% per annum. The letter of credit reduces the borrowing capacity under the 2019 Revolver. It renews annually and expires on December 1, 2023.

Naming Rights

The Company is party to a sponsorship agreement dated July 7, 2018, at its Charlotte corporate headquarters campus which provides full rights to display the Company’s name and logo on signage throughout the venue. The agreement is for a three-year initial term which extends through February 28, 2022 and provides for five 3-year renewal options. Payments for the sponsorship are invoiced annually beginning March 1, 2019, and the Company paid $357,000 in each of the years ended December 31, 2020 and 2019.

13.	Related Party Transactions

The Company incurred approximately $455,000 and $289,000 in software and consulting expenses to entities affiliated with the Company’s CEO for the years ended December 31, 2020 and 2019, respectively.

In 2010, AvidXchange engaged Financial Technology Partners LP and its affiliates (FT Partners) on an exclusive basis to provide capital advisory and related services for a term of 50 years. FT Partners is an investment banking firm controlled by a member of the Company’s board of directors and a holder of the Company’s outstanding capital stock.

The Company paid approximately $19,227,000 and $15,410,000 in connection with the issuance of preferred and common stock during the years ended December 31, 2020 and 2019.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

In July 2015, the Company entered into separate consulting agreements with two shareholders to receive certain marketing, business development, analytics, strategy, and support services in exchange for 176,012 common stock warrants. These warrants vest 20% on July 2016 and 10% every six months thereafter for a period of sixty months. These warrants have an exercise price of $8.16 with a fair value of $5.73 on the date of issuance. The warrants, all of which are outstanding as of December 31, 2020, expire on December 11, 2025. In connection with these consulting agreements, the Company recognized approximately $101,000 and $202,000 as general and administrative expenses within the consolidated statements of operations for the years ended December 31, 2020 and 2019, respectively.

14.	Income Taxes

The Company recorded income tax expense of approximately $234,000 and $60,000 for the years ended December 31, 2020 and December 31, 2019 respectively, the components of which are presented below:

	2020	2019
Current provision
Federal	$—	$—
State	53,000	—

	53,000	—

Deferred provision
Federal	148,234	50,000
State	33,172	9,824

	181,406	59,824

Provision for (benefit from) income taxes	$234,406	$59,824

Reconciling items between the income tax expense recorded and the amount of expense that would result from applying the federal statutory tax rate of 21% to pre-tax income consisted of the following:

	2020	2019
Pre-tax book loss	$(21,562,115)	$(19,632,130)
State taxes (net of federal benefit)	(4,122,107)	(3,929,531)
Permanent differences	1,362,080	463,719
Change in valuation allowance	24,764,585	23,145,954
Other	(208,037)	11,812

Provision for (benefit from) income taxes	$234,406	$59,824

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

The tax effect of temporary differences and carryforwards, which give rise to deferred tax assets and liabilities as of December 31, 2020 and 2019, are as follows:

	2020	2019
Deferred income tax assets (liabilities)
Assets
Allowance for doubtful accounts	$733,549	$203,296
Accrued expenses	3,667,070	1,916,447
Net operating loss carryforwards	84,243,920	64,160,726
Intangible assets	1,485,322	1,141,983
Stock-based compensation	770,212	242,276
Debt issuance costs	159,098	250,166
Deferred revenue	1,370,610	1,306,450
Interest limitation	5,515,218	3,759,990
Transaction costs	616,789	290,710
Agreement with VCC vendor	2,723,147	—
Lease liability	19,727,785	—
Property and equipment	29,467	—
Other	205,604	943,155

Total gross deferred tax assets	121,247,791	74,215,199
Less: Valuation allowance	(96,748,130)	(71,866,943)

Net deferred tax assets	24,499,661	2,348,256

Liabilities
Property and equipment	—	(117,666)
Section 481(a) adjustment	(1,675,708)	(2,252,447)
ASC 606 set-up and commission costs	(6,169,153)	(62,648)
Right-of-use assets	(16,920,710)	—

Total gross deferred tax liabilities	(24,765,571)	(2,432,761)

Net deferred income tax assets (liabilities)	$(265,910)	$(84,505)

The Company has federal net operating loss carryforwards totaling approximately $338,812,000 and $262,528,000 as of December 31, 2020 and 2019, respectively. These federal net operating loss carryforwards will expire at various dates beginning in 2021. The Company has state net operating loss carryforwards totaling approximately $314,771,000 and $258,681,000 as of December 31, 2020 and 2019, respectively. The state net operating loss carryforwards will expire at various dates beginning in 2020.

Management evaluated whether it is more likely than not they would realize the benefit of the deferred tax assets. Based on the weight of available positive and negative evidence, Management concluded a valuation allowance was necessary to offset deferred tax assets, as presented above. The valuation allowance increased by approximately $24,881,000 in 2020.

AvidXchange, Inc.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

The following table presents a rollforward of the valuation allowance for the years ended December 31, 2020 and 2019:

	2020	2019
Valuation allowance beginning balance	$71,866,943	$48,720,988
Additions	25,230,188	23,158,193
Deductions	(349,001)	(12,238)

Valuation allowance ending balance	$96,748,130	$71,866,943

As required by ASC 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company is subject to income taxes in the U.S. federal jurisdiction and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company’s policy is to recognize interest and penalties accrued on uncertain tax positions as part of income tax expense. The Company evaluated its material tax positions and determined that it does not have any material uncertain tax positions requiring recognition of a liability for any of the reporting periods presented.

15.	Subsequent Events

In preparing the consolidated financial statements, the Company has evaluated events and transactions for potential recognition and/or disclosure through June 4, 2021, the date that the consolidated financial statements were available to be issued.

On April 1, 2021, the Company entered into an agreement with an industrial banking entity to process VCC transactions. The initial term of the agreement is for a period of seven years and provides that the Company will process annual minimal committed spend with the banking entiy. This agreement provides the Company with the ability to diversify its VCC service providers and achieve its business continuity objectives.

Agreement with Related Party

On February 19, 2021, the Company amended and restated its engagement letter with FT Partners, the investment banking firm disclosed in Note 13. The amended and restated engagement letter limits the events for which FT Partners will receive fees in the future, reduces the fees paid to FT Partners for future transactions, and eliminates the exclusivity arrangement with FT Partners. Additionally, the controlling stockholder of FT Partners left the Company’s board upon the effective date of the amended engagement letter. In connection with this amendment, the Company paid FT Partners approximately $50,000,000. Concurrently, FT Partners subscribed to purchase 1,020,159 shares of Common Stock of the Company at their current fair value, and the Company and FT Partners agreed the retention of the payment by the Company satisfied the subscription.

AvidXchange, Inc.

Unaudited Consolidated Balance Sheets

	As of June 30, 2021	As of December 31, 2020
Assets
Current assets
Cash and cash equivalents	$202,937,549	$252,458,059
Restricted funds held for customers	680,821,210	137,620,423
Accounts receivable, net of allowances of $1,794,571 and $1,769,480, respectively	26,283,400	24,756,735
Supplier advances receivable, net of allowances of $910,260 and $1,099,003, respectively	10,569,169	8,854,576
Prepaid expenses and other current assets	10,025,919	8,625,707

Total current assets	930,637,247	432,315,500
Property and equipment, net	83,997,270	86,872,230
Operating lease right-of-use assets	3,090,010	3,138,944
Deferred customer origination costs, net	25,412,062	24,123,982
Goodwill	105,695,875	105,695,875
Intangible assets, net	69,176,634	72,441,923
Other noncurrent assets and deposits	4,364,189	1,921,800

Total assets	$1,222,373,287	$726,510,254

Liabilities, Convertible Preferred Stock and Shareholders’ Deficit
Current liabilities
Accounts payable	$15,960,361	$25,417,863
Accrued expenses	39,505,660	40,471,851
Payment service obligations	680,821,210	137,620,423
Deferred revenue	6,792,317	6,309,072
Current maturities of lease obligations under finance leases	957,405	1,091,937
Current maturities of lease obligations under operating leases	822,577	1,146,510
Current maturities of long-term debt	1,000,000	1,000,000

Total current liabilities	745,859,530	213,057,656
Long-term liabilities
Deferred revenue, less current	1,841,562	1,660,687
Obligations under finance leases, less current maturities	73,292,025	73,138,535
Obligations under operating leases, less current maturities	3,622,006	3,749,916
Long-term debt	100,209,202	98,446,295
Other long-term liabilities	14,892,059	14,938,958

Total liabilities	939,716,384	404,992,047

Commitments and contingencies (note 12)
Convertible preferred stock, $0.001 par value; 40,472,166 shares authorized as of June 30, 2021 and December 31, 2020; 30,081,996 shares issued and outstanding as of June 30, 2021 and December 31, 2020; and liquidation preference of $884,841,720 as of June 30, 2021 and December 31, 2020	842,029,487	832,624,796
Shareholders’ deficit
Common stock, $0.001 par value; 60,000,000 shares authorized as of June 30, 2021 and December 31, 2020; 13,650,953 shares issued and outstanding as of June 30, 2021 and 12,513,720 shares issued and outstanding as of December 31, 2020	13,650	12,513
Additional paid-in capital	209,331,568	162,818,223
Accumulated deficit	(768,717,802)	(673,937,325)

Total shareholders’ deficit	(559,372,584)	(511,106,589)

Total liabilities, convertible preferred stock and shareholders’ deficit	$1,222,373,287	$726,510,254

The accompanying notes are an integral part of these unaudited consolidated financial statements.

AvidXchange, Inc.

Unaudited Consolidated Statements of Operations

	Six Months Ended June 30,
	2021	2020
Revenues	$113,967,825	$85,465,261
Cost of revenues (excluding depreciation and amortization expense)	45,956,801	40,796,233
Operating expenses
Sales and marketing	28,544,873	23,713,488
Research and development	28,262,898	21,306,593
General and administrative	31,086,331	20,653,734
Impairment and write-off of intangible assets	574,318	924,292
Depreciation and amortization	14,169,820	13,779,728

Total operating expenses	102,638,240	80,377,835

Loss from operations	(34,627,216)	(35,708,807)

Other income (expense)
Interest income	296,772	976,633
Interest expense	(10,110,571)	(9,976,728)
Change in fair value of derivative	(138,211)	(6,544,540)
Charge for amending financing advisory engagement letter — related party	(50,000,033)	—

Other expenses	(59,952,043)	(15,544,635)

Loss before income taxes	(94,579,259)	(51,253,442)
Income tax expense	201,218	117,203

Net loss	$(94,780,477)	$(51,370,645)

Accretion of convertible preferred stock	(9,404,691)	(10,418,764)

Net loss attributable to common shareholders	$(104,185,168)	$(61,789,409)

Net loss per share attributable to common shareholders, basic and diluted	$(7.82)	$(5.45)

Weighted average number of common shares used to compute net loss per share attributable to common shareholders, basic and diluted	13,329,319	11,346,058

The accompanying notes are an integral part of these unaudited consolidated financial statements.

AvidXchange, Inc.

Unaudited Consolidated Statements of Changes in Convertible Preferred Stock and Shareholders’ Deficit

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2020	30,081,996	$832,624,796	12,513,720	$12,513	$162,818,223	$(673,937,325)	(511,106,589)
Issuance of common stock in connection with amended agreement—related party	—	—	1,020,159	1,020	49,999,013	—	50,000,033
Exercise of stock options and warrants	—	—	117,074	117	1,163,403	—	1,163,520
Stock-based compensation	—	—	—	—	4,707,464	—	4,707,464
Options issued in connection with bonus program	—	—	—	—	48,156	—	48,156
Accretion of convertible preferred stock	—	9,404,691	—	—	(9,404,691)	—	(9,404,691)
Net loss	—	—	—	—	—	(94,780,477)	(94,780,477)

Balances at June 30, 2021	30,081,996	$842,029,487	13,650,953	$13,650	$209,331,568	$(768,717,802)	$(559,372,584)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2019	29,007,861	$720,835,155	11,003,675	$11,003	$11,832,190	$(423,625,043)	$(411,781,850)
Exercise of stock options and warrants	—	—	93,833	94	1,090,244	—	1,090,338
Stock-based compensation	—	—	—	—	1,303,630	—	1,303,630
Vesting of warrants issued in connection with consulting services	—	—	—	—	100,855	—	100,855
Common shares issuance, net	—	—	724,506	725	33,151,821	—	33,152,546
Series F preferred issuance, net	2,040,316	93,632,264	—	—	—	—	—
Accretion of convertible preferred stock	—	10,418,764	—	—	(10,193,974)	(224,790)	(10,418,764)
Net loss	—	—	—	—	—	(51,370,645)	(51,370,645)

Balances at June 30, 2020	31,048,177	$824,886,183	11,822,014	$11,822	$37,284,766	$(475,220,478)	$(437,923,890)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

AvidXchange, Inc.

Unaudited Consolidated Statements of Cash Flows

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(94,780,477)	$(51,370,645)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation and amortization expense	14,169,820	13,779,728
Amortization of deferred financing costs	678,572	503,535
Provision for doubtful accounts	250,560	576,697
Stock-based compensation	4,707,464	1,303,630
Warrants vested in connection with consulting services	—	100,855
Accrued interest	547,995	594,908
Impairment and write-off of intangible and right-of-use assets	574,318	997,030
Loss on fixed asset disposal	—	2,898
Noncash expense on contract modification — related party	50,000,033	—
Fair value adjustment to derivative instrument	138,211	6,544,540
Deferred income taxes	107,806	90,703
Changes in operating assets and liabilities
Accounts receivable	(1,781,619)	(1,263,181)
Prepaid expenses and other current assets	(1,400,212)	1,013,693
Other noncurrent assets	(2,489,267)	102,720
Deferred customer origination costs	(1,288,080)	(1,814,434)
Accounts payable	(9,464,916)	1,062,633
Deferred revenue	664,120	370,169
Accrued expenses and other liabilities	(1,324,518)	1,250,726
Operating lease liabilities	(402,911)	(463,348)

Total adjustments	53,687,376	24,753,502

Net cash used by operating activities	(41,093,101)	(26,617,143)

Cash flows from investing activities
Purchases of equipment	(344,361)	(592,024)
Purchases of land	—	25,000
Purchases of intangible assets	(8,077,853)	(5,148,944)
Supplier advances, net	(1,710,199)	101,539

Net cash used by investing activities	(10,132,413)	(5,614,429)

Cash flows from financing activities
Proceeds from the issuance of long-term debt	1,131,213	2,198,266
Principal payments on finance leases	(589,729)	(900,934)
Proceeds from issuance of preferred and common stock	1,163,520	136,602,319
Transaction costs related to issuance of stock	—	(592,000)
Transaction costs related to issuance of stock — related party	—	(8,132,646)
Payment service obligations	543,200,787	22,293,198

Net cash provided by financing activities	544,905,791	151,468,203
Net increase in cash, cash equivalents, and restricted funds held for customers	493,680,277	119,236,631
Cash, cash equivalents, and restricted funds held for customers
Cash, cash equivalents, and restricted funds held for customers, beginning of year	390,078,482	276,973,031

Cash, cash equivalents, and restricted funds held for customers, end of period	$883,758,759	$396,209,662

Supplementary information of noncash investing and financing activities
Right-of-use assets obtained in exchange for new finance lease obligations	$174,262	$299,027
Right-of-use assets obtained in exchange for new operating lease obligations	316,108	—
Property and equipment purchases in accounts payable and accrued expenses	7,414	—
Interest paid on finance leases	3,684,940	3,518,140
Options issued in connection with bonus compensation	48,156	—
Interest paid on notes payable	5,199,069	5,360,147

The accompanying notes are an integral part of these unaudited consolidated financial statements.

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

1.	Formation and Business of the Company

The Company

AvidXchange, Inc. was incorporated in the state of Delaware in 2000. In July 2021, the Company consummated a reorganization by interposing a holding company between AvidXchange, Inc. and its stockholders. After the reorganization, all of the stockholders of AvidXchange, Inc. became stockholders of AvidXchange Holdings, Inc. and AvidXchange, Inc. became a wholly owned subsidiary of AvidXchange Holdings, Inc. To accomplish the reorganization, the Company formed AvidXchange Holdings, Inc., which was incorporated in Delaware on January 27, 2021, and AvidXchange Merger Sub, Inc. (“Merger Sub”) as a wholly owned subsidiary of AvidXchange Holdings, Inc. The Company merged AvidXchange, Inc. with and into Merger Sub, with AvidXchange, Inc. as the surviving entity, by issuing identical shares of stock of AvidXchange Holdings, Inc. to the stockholders of AvidXchange, Inc. in exchange for their equity interest in AvidXchange, Inc.

The merger was considered a transaction between entities under common control. Accordingly, AvidXchange Holdings, Inc. recognized the assets and liabilities of AvidXchange, Inc. at their carrying values and the accompanying consolidated financial statements present comparative information for prior periods on a consolidated basis, as if both AvidXchange Holdings, Inc and AvidXchange, Inc. were under common control for all periods presented.

AvidXchange, Inc. and its wholly owned subsidiaries are collectively referred to as “AvidXchange” or “the Company” in the accompanying consolidated financial statements after the reorganization.

AvidXchange provides accounts payable (“AP”) automation software and payment solutions for middle market businesses and their suppliers. The Company’s cloud-based, software and payment platform digitizes and automates the AP workflow for middle market businesses (AvidXchange’s “buyer” customers), and their service providers and vendors (AvidXchange’s “supplier” customers). The Company provides solutions and services throughout North America spanning multiple industries including real estate, homeowners associations (“HOA”), construction, financial services (including banks and credit unions), healthcare facilities, social services, education, and media.

AvidXchange’s software solutions are delivered primarily through a software-as-a-service (“SaaS”) platform that connects buyer customers using the Company’s AP automation products with a network of their vendors, including supplier customers that have enrolled in AvidXchange’s electronic payments network (the “AvidPay Network”). This platform provides a multitude of solutions including electronic invoice capture, intelligent workflow routing, and automated payments, which can provide AvidXchange’s buyer and supplier customers with reduced costs, improved productivity, and reduction of paper from the traditional AP and payment processes.

The Company markets its solutions to buyers through both a direct salesforce and indirectly through strategic channel partnerships with banks and financial institutions as well as software and technology business partners. AvidXchange attracts buyer customers to the AvidPay Network through establishing a simple, easy-to-use network that helps integrate various buyers through a standard invoice and pay network. Supplier customers are selected to join the AvidPay Network by their buyer clients.

AvidXchange has completed strategic acquisitions that have expanded the customer relationships available to subscribe to its payment services solutions and gain access to new markets. The operating activities of the legal entities acquired are fully interdependent and integrated with the AvidXchange operations. The Company views its operations and manages its business as one segment and one reporting unit.

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

In December 2020, AvidXchange acquired Core Associates Holdings, LLC (“Core”), the maker of TimberScan, an AP approval processing and content management software that has enabled the Company to further expand into the construction sector.

2.	Summary of Significant Accounting Policies

Basis of Consolidation and Presentation

The accompanying unaudited consolidated financial statements include the accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the U.S. of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair statement of the Company’s financial position, results of operations, changes in convertible preferred stock and shareholders’ deficit, and cash flows for the periods presented. The results of operations for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other future annual or interim period. The unaudited consolidated balance sheet as of December 31, 2020 included herein was derived from the audited financial statements as of that date, but does not include all disclosures including certain notes required by U.S. GAAP on an annual reporting basis. All significant intercompany accounts and transactions have been eliminated.

These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included elsewhere in this prospectus.

Presentation of Convertible Preferred Stock

The Company’s Convertible Preferred Stock is classified as mezzanine equity in the accompanying balance sheets separate from all other stockholders’ equity accounts that are classified as permanent equity (e.g., common stock and accumulated deficit). The purpose of this classification is to convey that such securities may not be permanently part of equity and could result in a demand for cash or other assets of the entity in the future based on passage of time or upon the occurrence of certain events outside of the Company’s control.

The Company’s Convertible Preferred Stock is initially recorded at its original issuance price, net of issuance costs. The Company accreted the carrying amount of the convertible preferred stock using the interest method until January 2021 when it became probable that the instrument would become redeemable, except for Senior Preferred Stock which the Company continues to accrete. These increases are recorded as charges against retained earnings, if any. In the absence of retained earnings, the amounts are recorded against the available balance of additional paid-in capital that has been generated from cash transactions until reduced to zero and any additional amounts are charged to accumulated deficit. Changes in the redemption value or the redemption date are considered to be changes in accounting estimates.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic continues to adversely affect commercial activity and has contributed to significant volatility in the financial markets. The Company experienced some revenue declines in fiscal 2020 related to COVID-19 due to a reduction in spending and closures or slowdowns of certain of its existing buyer customer businesses. Certain of the industries serviced by the Company felt greater impact than others, with some buyers hesitant to start new implementation projects. However, no material changes

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

have occurred in implementation timelines. The pandemic has at the same time accelerated the usage of payment automation technologies such as the one offered by AvidXchange and has favorably impacted new customer acquisition. While the Company expects that the COVID-19 pandemic will continue to have an adverse effect on revenues and earnings in 2021, Management expects a steady and progressive economic recovery throughout the year.

The impact of COVID-19 might remain prevalent for a significant period of time and might continue to adversely affect the Company’s results of operations, financial condition and cash flows even after the COVID-19 pandemic has subsided. The full effects of the COVID-19 pandemic will depend on future developments, which are highly uncertain. Such developments include, but are not limited to, the ultimate severity, scope and duration of the pandemic and the preventative measures implemented to help limit the spread of the illness, the availability and effectiveness of treatments or vaccines and how soon and to what extent normal economic conditions, operations and demand for the Company’s services can resume.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities as of and during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. Significant estimates reflected in these consolidated financial statements include, but are not limited to, the allowance for doubtful accounts, useful lives assigned to fixed and intangible assets, capitalization of internal-use software, deferral of implementation costs, the fair value of intangible assets acquired in a business combination, the fair value of goodwill, the recoverability of deferred income taxes, the fair value of common stock, and the fair value of the convertible common stock liability (or the “derivative instrument.”) The Company assesses estimates on an ongoing basis; however, actual results could materially differ from those estimates.

Concentrations

Significant Services

A substantial portion of the Company’s revenue is derived from interchange fees earned on payment transactions processed as virtual commercial cards (“VCC”). For both the six months ended June 30, 2021 and 2020, interchange fee revenues from a single service provider represented approximately 49% of total revenues. As of June 30, 2021 and December 31, 2020, 60% and 62% of accounts receivable, net, is comprised of amounts due from this service provider, respectively.

Future regulation or changes by the card brand payment networks could have a substantial impact on the Company’s revenue from VCC transactions. If interchange rates decline, whether due to actions by the card brand payment networks, merchant/suppliers availing themselves of lower rates, or future regulation, the Company’s total operating revenues, operating results, prospects for future growth and overall business could be materially affected.

Restricted Funds Held for Customers and Payment Service Obligations

Restricted funds held for customers and the corresponding liability of payment service obligations represent funds that are collected from customers for payments to their suppliers. The Company is registered as a money services business (“MSB”) with the Financial Crimes Enforcement Network (“FinCEN”). Payment service obligations are comprised of $662,692,000 of outstanding daily transaction liabilities per state

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

regulatory Average Daily Transaction Liability (“ADTL”) report requirements and $18,129,000 of other unregulated settlements with payees, which do not constitute a regulatory liability event under reporting requirements.

The Company currently operates two models for the transmission of buyer customer funds. Under its legacy model, buyer customer funds are held in trust accounts that are maintained and operated by a trustee pending distribution. After customers’ funds are deposited in a trust account, the Company initiates payment transactions through external payment networks whereby the customers’ funds are distributed from the trust to the appropriate supplier. The Company is not the trustee or beneficiary of the trusts which hold these customer deposits; accordingly, the Company does not record these assets and offsetting liability on its consolidated balance sheets. The Company contractually earns interest on funds held for customers with associated counterparties. The amount of customer funds held in trust accounts was approximately $64,160,000 and $723,084,000 as of June 30, 2021 and December 31, 2020 respectively.

The Company has also obtained a money transmitter license in all states which require licensure. This model enables AvidXchange to provide commercial payment services to businesses through its “for the benefit of customer” (“FBO”) bank accounts that are restricted for such purposes. The restricted funds held for customers are restricted for the purpose of satisfying the customer’s supplier obligations and are not available for general business use by the Company. The Company maintains these funds in liquid cash accounts and contractually earns interest on these funds held for customers. These funds are recognized as a restricted cash asset and a corresponding liability is recorded for payments due to their suppliers on the Company’s consolidated balance sheets. Restricted funds held for customers are included in the cash and cash equivalents on the consolidated statements of cash flows. The Company expects to complete the transition to this model during the third quarter of 2021.

Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of common shares outstanding during the period and, if dilutive, the weighted average number of potential shares of common stock. Net loss per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net loss per share for the holders of the Company’s common shares and participating securities. The Company’s convertible preferred stock contains participation rights in any dividend paid by the Company and is deemed to be a participating security. Net loss attributable to common stockholders and participating preferred shares are allocated to each share on an as-converted basis as if all of the earnings for the period had been distributed. The participating securities do not include a contractual obligation to share in losses of the Company and are not included in the calculation of net loss per share in the periods in which a net loss is recorded.

Diluted net loss per share is computed using the more dilutive of (a) the two-class method or (b) the if converted method. The Company allocates earnings first to preferred stockholders based on dividend rights and then to common and preferred stockholders based on ownership interests. The weighted average number of common shares included in the computation of diluted net loss gives effect to all potentially dilutive common equivalent shares, including outstanding stock options and convertible preferred stock. Common stock equivalent shares are excluded from the computation of diluted net loss per share if their effect is antidilutive. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is generally the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. For the six months ended June 30, 2021 and 2020, 30,702,601 and 30,492,938 potentially dilutive shares, respectively, were excluded from the calculation of diluted EPS as

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

their impact was antidilutive. The Company reported a net loss attributable to common stockholders for each of the six months ended June 30, 2021 and 2020.

Nonqualified Deferred Compensation Plan

The Company adopted a nonqualified, deferred compensation plan effective October 1, 2015, which is an unfunded plan created for the benefit of a select group of management or highly compensated employees. The purpose of the plan is to attract and retain key employees by providing them with an opportunity to defer receipt of a portion of their compensation. It is exempt from the participation, vesting, funding, and fiduciary requirements set forth in Title I of the Employee Retirement Income Security Act of 1974, as amended. Deferred amounts are not subject to forfeiture and are deemed invested among investment funds offered under the nonqualified deferred compensation plan, as directed by each participant.

The Company has established a ‘rabbi trust’ that serves as an investment to shadow the deferred compensation plan liability. The assets of the rabbi trust are general assets of the Company and as such, would be subject to the claims of creditors in the event of bankruptcy or insolvency. The Company has recorded these assets and liabilities at their fair value. In association with this plan, approximately $709,000 and $663,000 was included in other noncurrent assets and $1,138,000 and $787,000 was included in noncurrent liabilities as of June 30, 2021 and December 31, 2020, respectively.

Contingent Liabilities

Contingent liabilities require significant judgment in estimating potential losses for legal claims. We review significant new claims and litigation for the probability of an adverse outcome. Estimates are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will materially exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as regulators, and the estimated loss can change materially as individual claims develop.

Fair Value Measurements

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, AP, debt, and the liability related to the Convertible common stock conversion feature. The carrying amount of cash, trade receivables, and AP approximate fair value due to the short-term maturity. The estimated fair value of long-term debt is based on borrowing rates currently available to the Company for similar debt issues. The fair value approximates the carrying value of long-term debt.

In accordance with applicable accounting standards, the Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

The following is a brief description of those three levels:

Level 1	Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2

Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active market and quoted prices for identical or similar assets or liabilities in markets that are not active.

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

Level 3

Unobservable inputs that reflect the reporting entity’s own assumptions. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies, or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

When more than one level of input is used to determine the fair value, the financial instrument is classified as Level 1, 2 or 3 according to the lowest level input that has a significant impact on the fair value measurement. The Company performs a review of the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of certain financial assets or financial liabilities within the fair value hierarchy.

The Convertible common stock liability is stated at fair value and is considered a Level 3 input because the fair value measurement is based, in part, on significant inputs not observed in the market. The Company determined the fair value of the Convertible common stock liability based on the Black-Scholes option-pricing model which utilizes the value of shares sold in the Company’s latest preferred stock financing and allocates the estimated equity value of the Company to each class of the Company’s outstanding securities using an option-pricing back-solve model, then a Monte Carlo simulation technique to estimate fair value of the Convertible common stock liability.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these unaudited interim financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The JOBS Act does not preclude an emerging growth company from early adopting new or revised accounting standards. The Company expects to use the extended transition period for any new or revised accounting standards during the period which the Company remains an emerging growth company.

New Accounting Pronouncements

Recently Adopted Accounting Standards

On January 1, 2021, the Company adopted ASU No. 2018-15, Intangibles — Goodwill and Other: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, that provides guidance on capitalization of implementation costs incurred in a cloud computing arrangement that is a service contract. There was no impact on the Company’s consolidated financial statements upon adoption.

Accounting Pronouncements Issued but Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial instruments, Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for most financial assets, including trade receivables, and other instruments that are not measured at fair value through net income (the “CECL” framework). The guidance will replace the Company’s current accounts receivable and

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

supplier advances receivable allowance for doubtful accounts methodology with the CECL framework. ASU 2016-13 is effective for private companies for financial statements issued for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2022. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes which simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. This standard is effective for private companies for annual reporting periods beginning after December 15, 2021, and for interim periods beginning after December 15, 2022, and early adoption is permitted. Certain amendments of this standard may be adopted on a retrospective basis, modified retrospective basis or prospective basis. The Company is currently evaluating the impact of adopting this guidance on its consolidated financial statements and related disclosures.

3.	Revenue from Contracts with Customers

Disaggregation of Revenue

The table below presents the Company’s revenues disaggregated by type of services performed.

	Six Months Ended June 30,
	2021	2020
Software revenue	$42,071,205	$33,012,350
Payment revenue	70,619,565	51,807,042
Services revenue	1,277,055	645,869

Total revenues	$113,967,825	$85,465,261

Contract Assets and Liabilities

The Company’s rights to payments are not conditional on any factors other than the passage of time, and as such, AvidXchange does not have any Contract assets. Contract liabilities consist primarily of advance cash receipts for services (deferred revenue) and are recognized as revenue when the services are provided.

The table below presents information on accounts receivable and contract liabilities.

	As of June 30, 2021	As of December 31, 2020
Trade accounts receivable, net	$10,053,357	$8,976,936
Payment processing receivable, net	16,230,043	15,779,799

Accounts receivable, net	$26,283,400	$24,756,735
Contract liabilities	8,633,879	$7,969,759

Significant changes in the contract liabilities balance are as follows:

	Six Months Ended June 30,
	2021	2020
Revenue recognized included in beginning of period balance	$(4,127,889)	$(2,426,795)
Cash received, excluding amounts recognized as revenue during the period	4,792,009	2,796,965

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

The tables below present a summary of changes in the Company’s allowance for doubtful accounts for the six months ended June 30, 2021:

	Accounts Receivable Allowance	Supplier Advances Receivable Allowance
Allowance for doubtful accounts, December 31, 2020	$1,769,480	$1,099,003
Amounts charged to contra revenue, cost of revenues and expenses	207,053	—
Amounts written off as uncollectable	(181,962)	(232,250)
Recoveries of amounts previously written off	—	43,507

Allowance for doubtful accounts, June 30, 2021	$1,794,571	$910,260

	Accounts Receivable Allowance	Supplier Advances Receivable Allowance
Allowance for doubtful accounts, December 31, 2019	$1,411,294	$588,431
Amounts charged to contra revenue, cost of revenues and expenses	213,266	440,000
Amounts written off as uncollectable	(34,930)	(320,547)
Recoveries of amounts previously written off	—	38,431

Allowance for doubtful accounts, June 30, 2020	$1,589,630	$746,315

Transaction Price Allocated to Remaining Performance Obligations

Transaction price allocated to the remaining performance obligation represents contracted revenue that has not yet been recognized. These revenues are subject to future economic risks including customer cancellations, bankruptcies, regulatory changes and other market factors.

The Company applies the practical expedient in paragraph 606-10-50-14(b) and does not disclose information about remaining performance obligations related to transaction and processing services that qualify for recognition in accordance with paragraph 606-10-55-18. These contracts contain variable consideration for stand-ready performance obligations for which the exact quantity and mix of transactions to be processed are contingent upon the buyer or supplier request. These contracts also contain fixed fees and non-refundable upfront fees; however, these amounts are not considered material to total consolidated revenue.

The Company’s remaining performance obligation consists of contracts with financial institutions who are using the ASCEND solution. These contracts generally have a duration of five years and contain fixed maintenance fees that are considered fixed price guarantees. Remaining performance obligation consisted of the following:

	Current	Noncurrent	Total
As of June 30, 2021	$12,719,841	$25,253,679	$37,973,520
As of December 31, 2020	12,405,900	26,770,845	39,176,745

Contract Costs

The Company incurs incremental costs to obtain a contract, as well as costs to fulfill a contract with buyer customers that are expected to be recovered. These costs consist primarily of sales commissions incurred if a contract is obtained, and customer implementation related costs. Capitalized sales commissions and

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

implementation costs were approximately $6,400,000 and $5,955,000 for the six months ended June 30, 2021 and 2020, respectively.

The Company utilizes a portfolio approach when estimating the amortization of contract acquisition and fulfillment costs. These costs are amortized on a straight-line basis over the expected benefit period of generally five years, which was determined by taking into consideration customer attrition rates, estimated terms of customer relationships, useful lives of technology, industry peers, and other factors. The amortization of contract fulfillment costs associated with implementation activities are recorded as cost of revenues in the Company’s consolidated statements of operations and was approximately $2,648,000 and $2,212,000 for the six months ended June 30, 2021 and 2020, respectively. The amortization of contract acquisition costs associated with sales commissions that qualify for capitalization is recorded as sales and marketing expense in the Company’s consolidated statements of operations and was approximately $2,463,000 and $1,928,000 for the six months ended June 30, 2021 and 2020, respectively. Costs to obtain or fulfill a contract are classified as deferred customer origination costs in the Company’s consolidated balance sheets.

4.	Business Combinations

During 2020, the Company made two acquisitions that were accounted for as business combinations in accordance with the provisions of FASB Accounting Standards Codification Topic 805, Business Combinations, and has included the financial results of each acquisition in its consolidated financial statements from the date of the acquisition. On December 30, 2020 AvidXchange acquired all of the issued and outstanding equity interest of Core Associates, the maker of TimberScan, an AP approval processing and content management software. Total purchase price was approximately $24,408,000, net of $1,836,000 of cash acquired. The Company paid approximately $19,408,000 in cash at closing, inclusive of working capital adjustments, and issued 102,016 common shares valued at $5,000,000. On October 29, 2020, the Company completed an asset acquisition with the stockholders of Orbiion, Inc., (“Orbiion”) a California corporation, for total consideration of approximately $1,409,000, including 20,160 shares of common stock valued at approximately $988,000.

During the six months ended June 30, 2021, the Company did not make any adjustments to the purchase price allocation for these transactions.

5.	Property and Equipment

Property and equipment as of June 30, 2021 and December 31, 2020 consists of the following:

	Useful Life	June 30, 2021	December 31, 2020
Land	Indefinite	$12,666,598	$12,666,598
Office equipment	5 Years	2,046,273	2,046,273
Computer equipment	5 Years	13,935,515	13,508,764
Computer software	3 Years	2,967,698	2,946,187
Furniture	7 Years	7,333,664	7,333,664
Headquarters facilities	21-35 Years	68,483,780	68,483,780
Leasehold improvements	Shorter of lease term or useful life	8,760,717	8,682,943

		116,194,245	115,668,209
Less: Accumulated depreciation and amortization		(32,196,975)	(28,795,979)

Total property and equipment, net of accumulated depreciation and amortization		$83,997,270	$86,872,230

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

Depreciation and amortization expense charged against property and equipment for the six months ended June 30, 2021 and 2020 was approximately $3,401,000 and $3,752,000, respectively. Depreciation and amortization expense associated with finance leases was approximately $1,736,000 and $1,930,000 for the six months ended June 30, 2021 and 2020, respectively.

6.	Intangible Assets and Goodwill

Intangible Assets

The Company capitalizes costs related to the development of both its SaaS platform and certain projects for internal use. AvidXchange capitalized approximately $8,078,000 and $5,149,000 in software development costs during the six months ended June 30, 2021 and 2020, respectively. The Company recognized approximately $5,263,000 and $4,558,000 of amortization expense related to internally developed software in depreciation and amortization within the Company’s consolidated statements of operations during the six months ended June 30, 2021 and 2020, respectively.

	June 30, 2021
	Weighted Average Useful Life	Gross Amount	Accumulated Amortization	Net Amount
Internally developed software	3 Years	$60,185,907	$(41,656,854)	$18,529,053
Customer relationships	8 Years	51,441,504	(17,261,150)	34,180,354
Technology	5 Years	31,790,697	(19,576,146)	12,214,551
Trade name	10 Years	5,247,578	(994,902)	4,252,676

Total intangible assets		$148,665,686	$(79,489,052)	$69,176,634

	December 31, 2020
	Weighted Average Useful Life	Gross Amount	Accumulated Amortization	Net Amount
Internally developed software	3 Years	$52,902,523	$(36,613,653)	$16,288,870
Customer relationships	8 Years	51,441,504	(14,031,660)	37,409,844
Technology	5 Years	31,790,697	(17,523,059)	14,267,638
Trade name	10 Years	5,247,578	(772,007)	4,475,571

Total intangible assets		$141,382,302	$(68,940,379)	$72,441,923

Total amortization expense associated with identifiable intangible assets of approximately 10,769,000 and 10,027,000 for the six months ended June 30, 2021 and 2020, respectively, was recorded in depreciation and amortization within the Company’s consolidated statements of operations.

Goodwill

There were no changes in carrying amount of the Company’s goodwill during the six months ended June 30, 2021.

Impairment and write-off of intangible assets

During the six months ended June 30, 2021 and 2020, the Company recognized approximately $574,000 and $924,000 of impairment and write-off expense related to internally developed software projects.

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

7.	Leases and Leasing Commitments

Supplemental cash flow information related to the Company’s operating and finance leases was as follows:

	Six Months Ended June 30,
	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Financing cash flows for finance leases	$589,729	$900,934
Operating cash flows for finance leases	3,684,940	3,518,140
Operating cash flows for operating leases	1,023,376	1,065,704
ROU assets obtained in exchange for new lease obligations:
Finance lease liabilities	174,262	299,028
Operating lease liabilities	316,108	—

The components of lease expense for the six months ended June 30, 2021 and 2020 were as follows:

	Six Months Ended June 30,
	2021	2020
Lease cost
Finance lease cost
Amortization of right-of-use assets	$1,735,708	$1,930,439
Interest on lease liabilities	4,135,937	3,975,942
Operating lease expense	620,465	602,356
Short-term lease cost	39,000	308,410
Variable lease cost	50,394	182,730
Sublease income	(144,636)	(124,635)

Total lease cost	$6,436,868	$6,875,242

8.	Long-Term Debt

Long-term debt as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Term loan facility	$95,000,000	$95,000,000
Interest payable delayed draw term loan	6,683,516	5,552,303
Promissory note payable for land acquisition	3,000,000	3,000,000

Total principal due	104,683,516	103,552,303
Current portion of promissory note	(1,000,000)	(1,000,000)
Unamortized portion of debt issuance costs	(3,474,314)	(4,106,008)

Long term debt	$100,209,202	$98,446,295

On October 1, 2019, the Company entered into a senior secured credit facility (“2019 Credit Agreement” or “2019 Facility”) with Sixth Street Specialty Lending, Inc. (“Sixth Street”) and KeyBank National Association (“KeyBank”). The 2019 Credit Agreement makes available to the Company a facility in an aggregate amount of $163,500,000 which consists of:

•	$95,000,000 term loan facility (“2019 Term Loans”)

•	$30,000,000 additional delayed draw term loan commitment (“DDTL”)

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

•	$18,500,000 interest payable delayed draw term loan commitment (“Interest DDTL”)

•	$20,000,000 revolving commitment (“2019 Revolver”)

Proceeds from the 2019 Credit Agreement were used to pay the outstanding principal related to the credit agreement dated October 19, 2016, as amended and restated (the “Old Credit Agreement”), and for working capital. The 2019 Facility, like the Old Credit Agreement, is collateralized by substantially all assets of the Company except for bank accounts that hold customer funds or are used to administer self-funded employee benefit plans and other limited exceptions.

Interest on the loans under the 2019 Credit Agreement is equal to LIBOR or a base rate, plus a margin. The applicable margin will be between 8% to 9% for the first three years, with the lower rate applicable for quarters in which the Company does not borrow from the Interest DDTL, and after the third anniversary will be 7.5% or 8% depending on whether the cash burn rate is greater than or less than negative $2,500,000. The base rate is equal to the higher of the current prime rate, federal funds effective rate plus 0.5%, or 4%. The Company may elect an interest period of up to three months in connection with a LIBOR rate loan. Per the terms of the 2019 Credit Agreement, the unavailability or replacement of LIBOR would result in the use of a similar measure based upon a calculated average of borrowing rates offered by major banks in the London interbank as determined by Sixth Street. As such, management does not believe that the unavailability of LIBOR will have any material impact on our borrowing costs.

From October 1, 2019 through the third anniversary date of the 2019 Credit Agreement, the Company may, on a quarterly basis, borrow under the Interest DDTL to finance up to 4.5% of the interest due on the 2019 Term Loans. For the six months ended June 30, 2021, the Company borrowed an additional $1,131,000 under the Interest DDTL at a rate of 10.0%.

The Company also has available additional DDTL which may be made in minimum increments of $5,000,000, and multiples of $500,000 in excess of that amount, up to $30,000,000. The Company is required to pay a commitment fee of 0.5% per annum based on the unused commitment under the additional DDTL. The DDTL commitment terminates on the earlier of October 1, 2021 or in the event of a default.

The maturity date for the 2019 Term Loans and Interest DDTL is April 1, 2024, or the date any series of preferred stock becomes eligible to be redeemed or otherwise repurchased.

Revolving Credit Facility

Borrowing increments on the 2019 Revolver start at $500,000, and multiples of $100,000 in excess of that amount. There is no balance outstanding under the facility as of June 30, 2021 or December 31, 2020. The Company is required to pay a commitment fee of 0.5% per annum with respect to the unused commitment under the 2019 Revolver. The maturity date for the 2019 Revolver is October 1, 2023.

Deferred Financing Costs

The Company has approximately $211,000 and $258,000 in deferred financing costs included in other noncurrent assets and deposits, and approximately $3,474,000 and $4,106,000 of deferred financing costs associated with 2019 Term Loan, DDTL, and Interest DDTL recorded net of long-term debt as of June 30, 2021 and December 31, 2020, respectively.

Amortization of deferred financing costs amounted to approximately $679,000 and $504,000 for the six months ended June 30, 2021 and 2020, respectively, which is presented in the consolidated statements of operations as interest expense.

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

Liquidity and Financial Covenants

The Company’s 2019 Credit Agreement contains certain covenants and restrictions on actions by the Company, including limitations on the payment of dividends. In addition, the 2019 Credit Agreement requires that the Company comply monthly with specified ratios, including a maximum ratio of debt to recurring revenue and a minimum cash balance requirement. The Company is in compliance with its financial debt covenants as of June 30, 2021.

Land Promissory Note

On November 15, 2018, the Company signed a promissory note in connection with the purchase of two land parcels adjacent to its Charlotte, North Carolina headquarters campus. The principal amount of $5,000,000 will be repaid in $1,000,000 installments, plus accrued interest at a rate of 6.75%, due on each anniversary date, with final payment due on November 15, 2023. The note is collateralized by the land parcels and any future building to be situated on, or improvements to, the land.

9.	Preferred Stock

The Company’s preferred stock, which is classified as mezzanine equity in the consolidated balance sheets as of June 30, 2021 and December 31, 2020 is as follows:

	As of June 30, 2021
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Series A	2,000,000	625,547	440,098	440,098
Series B	5,000,000	1,622,366	851,316	851,316
Series C	4,200,000	1,004,770	851,362	851,362
Series D	1,500,000	1,360,447	9,278,248	9,278,248
Series E	9,800,000	9,250,303	172,379,820	167,647,957
Series F	14,500,000	13,405,900	530,953,102	508,109,009
Junior Series 1	400,000	90,497	1,087,774	1,087,774
Senior Preferred	2,722,166	2,722,166	169,000,000	153,763,723
Redeemable Preferred	350,000	—	—	—

	40,472,166	30,081,996	$884,841,720	842,029,487

	As of December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference	Carrying Value
Series A	2,000,000	625,547	$440,098	$440,098
Series B	5,000,000	1,622,366	851,316	851,316
Series C	4,200,000	1,004,770	851,362	851,362
Series D	1,500,000	1,360,447	9,278,248	9,278,248
Series E	9,800,000	9,250,303	172,379,820	167,647,957
Series F	14,500,000	13,405,900	530,953,102	508,109,009
Junior Series 1	400,000	90,497	1,087,774	1,087,774
Senior Preferred	2,722,166	2,722,166	169,000,000	144,359,032
Redeemable Preferred	350,000	—	—	—

	40,472,166	30,081,996	$884,841,720	$832,624,796

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

Authorized Shares

The Company has authorized shares of preferred stock, $0.001 par value per share, of 40,472,166, and authorization to issue of two new series of non-voting preferred stock, Senior preferred and Redeemable preferred. The Company’s certificate of incorporation provides that the Company is authorized from time to time to designate by resolution one or more series of preferred stock in addition to the Series A preferred, Series B preferred, Series C preferred, Series D preferred, Series E preferred, Series F preferred, Junior Series 1 preferred, Senior preferred and Redeemable preferred stocks that are designated in the certificate of incorporation, subject to certain limitations and required approvals as set forth therein.

Senior Preferred Stock and Redeemable Preferred Stock

The Senior preferred stock is convertible into Redeemable preferred stock and Convertible common stock. The shares are entitled to cumulative 12% annual dividends payable if and when declared by the Board of Directors. There are no voting rights, and the Senior preferred shares are senior to all other classes of preferred and common stock. The Senior preferred liquidation preference is the greater of the original issuance price plus accrued and unpaid dividends or 1.3 times the original issuance price. The shares are transferable, subject to limited exceptions, and may be converted into Redeemable preferred and Convertible common shares upon written election of the majority of Senior preferred shareholders or the Company. In addition, the Senior preferred shares automatically convert upon the closing of certain public offerings and events.

The Redeemable preferred shares are entitled to cumulative 12% annual dividends payable if and when declared by the Board of Directors. There are no voting rights, and the Redeemable preferred shares (like the Senior preferred shares) are senior to all other classes of preferred and common stock. The shares are transferable, subject to limited exceptions, and may be redeemed for cash upon written request by a majority of Redeemable preferred shareholders or by the Company, at any time, at the greater of 1.3 times the original issuance price or the original issuance price plus accrued and unpaid dividends.

Conversion, Redemption and Other Rights

Each share of each series of preferred stock (except for the senior preferred stock and the redeemable preferred stock) is entitled to the number of votes equal to the number of shares of common stock into which each share is convertible on the record date for any vote except for the Junior Series 1 preferred stock which is entitled to the number of votes equal to 1/10 the number of shares of common stock into which such series share is convertible. The Series E and Series F preferred stock also have approval rights over certain Company transactions including certain significant mergers and acquisitions, payment of dividends, issuance of indebtedness and related party transactions, among others. Certain series of preferred stock have preemptive rights to participate in future offerings of securities by the Company, subject to certain exceptions.

Each series of preferred stock has certain redemption rights that require the Company, upon notice from a holder, which may be delivered at any time after October 1, 2026, or October 1, 2025 in the case of the Senior preferred and Redeemable preferred, to redeem for cash the holder’s shares at a designated price, less dividends and distributions. The Company has the right to redeem the shares in part over specified periods of time, not to exceed 18 months, depending on the series of preferred stock. The total redemption amount under such preferred stock agreements is approximately $884,842,000 as of June 30, 2021 and December 31, 2020.

No dividends or other distributions may be made on the common stock unless the same dividend or distribution is also made to all the series of preferred stock on an as-converted basis. All shares of preferred

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

stock may be converted into shares of common stock on a one-for-one basis, subject to adjustment upon certain events, except for the shares of Series A preferred stock which are convertible into common stock at a conversion rate of 1.6806. Upon conversion, the Series A shareholder is entitled to receive a cash payment as a result of a conversion into fractional common shares. Each series of preferred stock has a liquidation preference over the common stock and a relative preference among the preferred, with the Senior preferred (or, if the Senior preferred shares have been converted, the Redeemable preferred) having the highest preference and the Junior Series 1 preferred stock having the lowest preference, with the Series B and Series C having a pari passu preference to each other.

10.	Shareholders’ Equity and Convertible Common Stock Liability

The Company presents its Common stock within shareholders’ equity and its Convertible common stock separately as a liability.

Authorized Shares

The Company has authorized shares of all classes of common stock, $0.001 par value per share, of 60,000,000, and authorization to issue 750,000 shares of Convertible common stock.

Convertible Common Stock Liability

The Convertible common shares are entitled to dividends pari passu with Common shareholders on an “if-converted” basis. Shares may be redeemed for cash or converted into Common shares. Cash redemption may occur at the option of the shareholders, on or after six years from the date of purchase, or upon the occurrence of a significant event such as the sale of the Company or an initial public offering. The Company may redeem the shares for cash upon the occurrence of a significant transaction. Convertible common shares are convertible into common stock at the election of the holder for the 15-year period ending on October 1, 2034. The Convertible common shares will also automatically convert upon a liquidation or sale of the Company or an initial public offering.

The cash proceeds received upon redemption, or the number of Common shares received upon conversion, is based upon a formula whereby the holder of the instrument will receive value commensurate with the increase, if any, in value of the Company’s Common stock from the date of redemption or conversion over a contractually determined base price per Common share of $47.76.

The Convertible common stock has been accounted for as a derivative liability and is recorded at its fair market value within other long-term liabilities on the balance sheet. The Company estimates the fair value of the liability using the Black-Scholes option-pricing model and any change in fair is recognized as a gain or loss in the statement of operations for the six months ended June 30, 2021 and 2020, respectively. The following table sets forth a summary of the changes in the fair value of the derivative liability, which is the Company’s only Level 3 financial instrument. As of June 30, 2021, no shares of Convertible common stock are outstanding as such shares will only be issued upon conversion of the senior preferred stock.

	Six Months Ended June 30,
	2021	2020
Fair value, beginning of period	$10,254,389	$2,717,000
Change in fair value	138,211	6,544,540

Fair value, end of period	$10,392,600	$9,261,540

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

Share Issuances

During the six months ended June 30, 2021, the Company issued 1,137,233 shares of common stock at a weighted average price per share of $44.99. The common shares issued included 1,020,159 shares in connection with the modification of the Company’s agreement with a related party (see Note 13). The remaining issuances were the result of employees exercising vested stock option grants.

11.	Stock-Based Compensation

The Company amended and restated its equity incentive plan effective June 25, 2020 (the “2020 Plan”). The 2020 Plan authorized the use of restricted stock units (“RSUs”) in addition to previously authorized grants of stock options. As of the effective date, no new option awards are to be made under prior equity incentive plans. On February 18, 2021, the 2020 Plan was amended to increase the number of shares authorized to 2,502,017, which was comprised of a 1,600,000 expansion of shares authorized and 902,017 shares that were remaining under the Company’s prior equity incentive plan.

Stock options granted under these plans have various vesting periods ranging from fully-vested on the date of grant or vesting over a period of three or four years. The term for each incentive stock option under these plans is ten years from the grant date, or five years for a grant to a ten percent owner optionee, in each case assuming continued employment. The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model.

RSUs granted under the 2020 Plan have a vesting period of generally four years and a term of seven years, or three years for time vested RSUs after termination of employment. Any unvested RSUs are forfeited upon termination of employment. The RSUs are also subject to a performance condition upon a predefined liquidity event such as an initial public offering or a change in control. RSUs are valued at the estimated value of a common share at the date of grant.

Stock option activity for the six months ended June 30, 2021 was as follows:

	As of June 30, 2021
	Number of Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Balance as of December 31, 2020	1,052,175	$18.12	7.20	$31,851,619
Granted	525,829	48.47
Exercised	(117,074)	9.94
Cancelled	(38,113)	29.76
Expired	(1,709)	0.25

Balance as of June 30, 2021	1,421,108	$29.73	7.96	$29,860,697

Vested and exercisable	576,304	$15.76	6.35	$20,158,315

Vested and expected to vest	1,361,664	$29.10	7.89	$29,472,770

As of June 30, 2021, the total unamortized stock-based compensation expense related to the unvested stock options was $12,012,000, which the Company expects to amortize over a weighted average period of 3.2 years.

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

RSUs activity for the six months ended June 30, 2021 was as follows:

	Restricted Stock Units
	Number of Restricted Stock Outstanding	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Balance as of December 31, 2020	228,537	41.66
Granted	422,049	48.66
Cancelled	(27,038)	44.49
Vested and converted to shares	—	—

Balance as of June 30, 2021	623,548	46.28	$31,638,826

Expected to vest	576,436		$29,428,869

As of June 30, 2021, the total unamortized stock-based compensation expense related to the unvested RSUs was $22,226,000, which the Company expects to amortize over a weighted average period of 3.4 years.

Stock-based compensation expense from stock options and RSUs, reduced for actual forfeitures, was included in the following line items in the accompanying consolidated statement of operations:

	Six Months Ended June 30,
	2021	2020
Cost of revenues	$545,673	$206,946
Research and development	996,630	280,285
Sales and marketing	844,296	337,079
General and administrative	2,320,865	479,320

Total	$4,707,464	$1,303,630

12.	Commitments and Contingencies

Incentive Packages

In 2014, the Company entered into grant and tax incentive agreements with state and local government agencies in North Carolina (the “2014 Incentives”) for establishment of the new corporate headquarters and the expansion of its workforce. The fair value of the 2014 Incentives is estimated at $8,637,000, to be received over the next four to ten years. In order to receive the 2014 Incentives, the Company has to maintain its headquarters in Charlotte, NC, create new job positions as well as maintain a minimum number of employees within the state of North Carolina. The average estimated grant and incentive payment could be up to $900,000 annually and the incentive amount is dependent upon reaching certain hiring goals as stated in the agreement.

In March 2019, the Company signed a second incentive grant package with the state and local government agencies of North Carolina (the “2019 Incentives”). The fair value of the 2019 Incentives is estimated at $22,937,000, to be received over a twelve-year period beginning in 2020. In connection with services to be performed in the negotiation of the 2019 Incentives and subsequent compliance reporting, the Company will pay a vendor an aggregate of $3,190,000 in four annual installments beginning in 2019.

The Company recognized approximately $343,000 and $646,000 related to the 2014 Incentives and 2019 Incentives as a reduction of general and administrative expenses within the consolidated statements of operations for the six months ended June 30, 2021 and 2020, respectively.

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

In 2017, the Company entered into a tax incentive agreement for workforce expansion and capital investment in the state of Utah. The fair value of the incentive package is estimated at $359,000. The Company has not received any payments related to the grant or recognized any benefit associated with this grant for either of the six-month periods ending June 30, 2021 or 2020.

Letters of Credit

As of June 30, 2021, the Company has an irrevocable standby letter of credit outstanding that acts as collateral with respect to the lease of the Company’s Charlotte corporate headquarters with an availability of approximately $5,953,000 for which the company pays a fee of 2% per annum. The letter of credit reduces the borrowing capacity under the 2019 Revolver. It renews annually and expires on December 1, 2023.

Naming Rights

The Company is party to a sponsorship agreement dated July 7, 2018, at its Charlotte corporate headquarters campus which provides full rights to display the Company’s name and logo on signage throughout the venue. The agreement is for a three-year initial term which extends through February 28, 2022 and provides for five 3-year renewal options. Payments for the sponsorship are invoiced annually beginning March 1, 2019, and the Company paid $364,000 and $357,000 during the six months ended June 30, 2021 and 2020, respectively.

13.	Related Party Transactions

The Company incurred approximately $290,000 and $185,333 in software and consulting expenses to entities affiliated with the Company’s CEO for the six months ended June 30, 2021 and 2020, respectively.

On February 19, 2021, the Company amended and restated its engagement letter with Financial Technology Partners LP and affiliates (“FT Partners”), an investment banking firm whose owner was a member of the Company’s board of directors up until the time of the amendment. The amended and restated engagement letter limits the events for which FT Partners will receive fees in the future, reduces the fees paid to FT Partners for future transactions, and eliminates the exclusivity arrangement with FT Partners. Additionally, the controlling stockholder of FT Partners left the Company’s board upon the effective date of the amended engagement letter. In connection with this amendment, the Company paid FT Partners approximately $50,000,000, which was recognized in other income (expense) within the unaudited consolidated statements of operations. Concurrently, FT Partners subscribed to purchase 1,020,159 shares of common stock of the Company at their current fair value, and the Company and FT Partners agreed the retention of the payment by the Company satisfied the subscription.

In July 2015, the Company entered into separate consulting agreements with two shareholders to receive certain marketing, business development, analytics, strategy, and support services in exchange for 176,012 common stock warrants. These warrants vest 20% on July 2016 and 10% every six months thereafter for a period of sixty months. These warrants have an exercise price of $8.16 with a fair value of $5.73 on the date of issuance. The warrants, all of which are outstanding as of June 30, 2021, expire on December 11, 2025. In connection with these consulting agreements, the Company recognized approximately $0 and $100,000 as general and administrative expenses within the unaudited consolidated statements of operations for the six months ended June 30, 2021 and 2020, respectively.

AvidXchange, Inc.

Notes to the Unaudited Consolidated Financial Statements

14.	Income Taxes

The table below sets forth the components of income tax expense:

	Six Months Ended June 30,
	2021	2020
Current provision
Federal	$—	$—
State	93,312	26,500

	$93,312	$26,500

Deferred provision
Federal	$88,529	$74,118
State	19,277	16,586

	$107,806	$90,704

Provision for (benefit from) income taxes	$201,118	$117,204

15.	Subsequent Events

In preparing the unaudited interim financial statements, the Company has evaluated events and transactions for potential recognition and/or disclosure through August 23, 2021, the date that the unaudited interim financial statements were available to be issued.

Business Combination

In July 2021, the Company entered into a stock purchase agreement for all of the equity interest of FastPay, a leading provider of payments automation solutions for the media industry. This acquisition expands the Company’s portfolio of automated payments technologies and services to middle market companies across the media landscape in the U.S.. The Company paid consideration of approximately $81,000,000 which consisted of approximately $50,000,000 in cash and 632,484 shares of common stock of the Company with an aggregate value of approximately $31,000,000. Additional amounts may be earned upon achievement of future performance goals measured on annual performance for 2021, 2022 and 2023. The aggregate amount of potential additional payments is $9,000,000, evenly split between cash and common stock.

OUR CULTURE IS OUR DNA It’s what brings us together and makes us who we are. Our strength lies in leveraging the unique differences our teammates bring to the workplace. We’re all entrepreneurs who love to innovate and win. We pride ourselves on being proactive forward-thinkers for our customers -disruptors who thrive on continuous transformation and driving results. We’re relentless in solving problems and always restless to grow. And while we take personal ownership of our everyday work, we recognize that we only win as a team.

            Shares

Common Stock

Preliminary Prospectus

                , 2021

Goldman Sachs & Co. LLC

J.P. Morgan

BofA Securities

Barclays

Credit Suisse

KeyBanc Capital Markets

Deutsche Bank Securities

Nomura

Fifth Third Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other expenses of issuance and distribution.

Estimated expenses, other than underwriting discounts and commissions, of the sale of our common stock, are as follows (in thousands):

SEC registration fee	$ *
FINRA filing fee	*
Listing fees and expenses	*
Transfer agent and registrar fees and expenses	*
Printing fees and expenses	*
Legal fees and expenses	*
Accounting expenses	*
Miscellaneous expenses	*

Total	$ *

*	To be filed by amendment.

Item 14.	Indemnification of directors and officers.

Limitation of personal liability of directors and indemnification

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends or unlawful stock purchases or redemptions), or (4) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation will provide for such limitation of liability.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of such person’s service as a director, officer, employee or agent of the corporation, or such person’s service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit; provided that such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. Notwithstanding the preceding sentence, except as otherwise provided in our bylaws, we shall be required to indemnify any such person in connection with a proceeding (or part thereof) commenced by such person only if the commencement of such proceeding (or part thereof) by any such person was authorized by the board of directors.

In addition, our certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by law. Under our bylaws, we are also expressly required to advance certain expenses to our directors and officers and we are permitted to, and currently intend to, carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent sales of unregistered securities.

In the three years preceding the filing of this Registration Statement, we have issued and sold the following unregistered securities:

(1)

Since June 14, 2018, we granted 1,378,956 stock options to purchase shares of our common stock to our employees, directors and consultants at a weighted-average exercise price of $14.91 per share under our 2017 Amendment and Restatement of the AvidXchange, Inc. 2010 Stock Option Plan, as amended, and $46.49 per share under our AvidXchange, Inc. Equity Incentive Plan, as amended.

(2)	In October 2019, we issued 2,722,166 shares of senior preferred stock to 4 accredited investors, at a purchase price of $47.7561 per share, for aggregate consideration of $130 million.

(3)	On December 27, 2019, we issued and sold an aggregate of 2,652,412 shares of our series F preferred stock, at a purchase price of $49.012 per share, for aggregate consideration of $130,000,016.95.

(4)

On April 7, 2020, we issued and sold an aggregate of 2,040,316 shares of our series F preferred stock and an aggregate of 561,087 shares of our common stock, in each case, at a purchase price of $49.012 per share for aggregate consideration of $127,499,963.83.

(5)	On May 21, 2020, we issued and sold an aggregate of 163,419 shares of common stock at a purchase price of $49.012 per share for aggregate consideration of $8,009,492.03.

(6)	On July 30, 2020, we issued and sold an aggregate of 2,425,891 shares of common stock at a purchase price of $49.012 per share for aggregate consideration of $118,897,769.69.

(7)	On September 3, 2020, we issued and sold an aggregate of 1,346,608 shares of common stock at a purchase price of $49.012 per share for aggregate consideration of $65,999,951.31.

(8)	In February 2021, we issued 1,020,159 shares of common stock to FT Partners at a purchase price of $49.012 per share for aggregate consideration of $50,000,032.91.

(9)	In October 2019, we issued an aggregate of 462,946 shares of common stock to 9 accredited investors as consideration pursuant to an acquisition.

(10)	In October 2019, we issued an aggregate of 20,160 shares of common stock to 12 accredited investors as consideration pursuant to an acquisition.

(11)	In December 2020, we issued an aggregate of 102,016 shares of common stock to 2 accredited investors as consideration pursuant to an acquisition.

(12)	In July 2021, we issued an aggregate of 632,486 shares of common stock to 2 accredited investors as consideration pursuant to an acquisition.

The stock options and the common stock issuable upon the exercise of such options described in paragraph (1) of this Item 15 were issued under the 2017 Amendment and Restatement of the AvidXchange, Inc. 2010 Stock Option Plan, as amended, and the AvidXchange, Inc. Equity Incentive Plan, as amended, each in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offer, sale, and issuance of the securities described in paragraphs (2) through (12) of this Item 15 were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of the securities in these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. The recipients of the securities in these transactions were accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act.

All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and financial statement schedules.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated herein by reference.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1)

that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

(2)

that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)

insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue; and

(4)

to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

EXHIBIT INDEX

Number	Description

1.1*	Form of Underwriting Agreement

2.1*	Agreement and Plan of Merger, dated as of March 4, 2021, by and among AvidXchange Holdings, Inc., AvidXchange Holdings Merger Sub, Inc., and AvidXchange, Inc.

3.1*	Amended and Restated Certificate of Incorporation of AvidXchange Holdings, Inc., as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of AvidXchange Holdings, Inc., to be in effect immediately prior to the consummation of this offering

3.3*	Bylaws of AvidXchange Holdings, Inc., as currently in effect

3.4*	Form of Amended and Restated Bylaws of AvidXchange Holdings, Inc., to be in effect immediately prior to the consummation of this offering

5.1*	Opinion of Paul Hastings LLP

10.1*	Investor Rights Agreement by and among AvidXchange Holdings, Inc. and certain holders identified therein

10.2*†	Form of Indemnification Agreement entered into by and between AvidXchange Holdings, Inc. and each director and executive officer

10.3*†	Lease Agreement, dated October 27, 2015, between Lex Charlotte AXC L.P. and AvidXchange, Inc.

10.4*†	Form of AvidXchange, Inc. Nonqualified Deferred Compensation Plan as amended and restated effective as of January 1, 2019

10.5*†	Employment Agreement, entered into as of May 21, 2015, by and between AvidXchange, Inc. and Michael Praeger

10.6*†	Amendment to the Employment Agreement by and between AvidXchange, Inc. and Michael Praeger, dated as of March 9, 2017

10.7*†	Employment Agreement, entered into as of January 5, 2017, by and between AvidXchange, Inc. and Joel Wilhite

10.8*†	Amendment to Employment Agreement by and between AvidXchange, Inc. and Joel Wilhite, dated as of March 9, 2017

10.9*†	Employment Agreement, entered into as of March 16, 2018, by and between AvidXchange, Inc. and Dan Drees

10.10*†	Employment Agreement, entered into as of May 21, 2015, by and between AvidXchange, Inc. and Todd Cunningham

10.11*†	Amendment to Employment Agreement by and between AvidXchange, Inc. and Todd Cunningham, dated as of March 9, 2017

10.12*†	AvidXchange, Inc. 2010 Stock Option Plan

10.13*†	AvidXchange, Inc. 2017 Amendment and Restatement of the 2010 Option Plan

10.14*†	AvidXchange, Inc. 2020 Amended and Restated Equity Incentive Plan and forms of award agreement thereunder

10.15*†	AvidXchange Holdings, Inc. 2021 Long Term Incentive Award Plan and forms of award agreements thereunder

Number	Description

10.16*†	AvidXchange Holdings, Inc. 2021 Employee Stock Purchase Plan

10.17*	Credit and Guaranty Agreement, dated as of October 1, 2019, by and among AvidXchange, Inc., AvidXchange Financial Services, Inc., Piracle, Inc., Strongroom Solutions Inc., Ariett Business Solutions, Inc., AFV Holdings One, Inc., BTS Alliance, LLC, Certain Other Subsidiaries of AvidXchange, Inc., the guarantors party thereto from time to time, Sixth Street Specialty Lending, Inc., as administrative agent, collateral agent, and the lenders party thereto

10.18*	Amendment No. 1 to the Credit and Guaranty Agreement, dated September 20, 2021, by and among AvidXchange, Inc., AvidXchange Financial Services, Inc., Piracle, Inc., Strongroom Solutions Inc., Ariett Business Solutions, Inc., AFV Holdings One, Inc., BTS Alliance, LLC, Certain Other Subsidiaries of AvidXchange, Inc., the guarantors party thereto, Sixth Street Specialty Lending, Inc., as administrative agent, collateral agent, and the lenders party thereto

10.19*	Amendment No. 2 to the Credit and Guaranty Agreement, dated October 29, 2021, by and among AvidXchange, Inc., AvidXchange Financial Services, Inc., Piracle, Inc., Strongroom Solutions Inc., Ariett Business Solutions, Inc., AFV Holdings One, Inc., BTS Alliance, LLC, Certain Other Subsidiaries of AvidXchange, Inc., the guarantors party thereto, Sixth Street Specialty Lending, Inc., as administrative agent, collateral agent, and the lenders party thereto

10.20*	Amendment No. 3 to the Credit and Guaranty Agreement, dated March 31, 2021, by and among AvidXchange, Inc., AvidXchange Financial Services, Inc., Piracle, Inc., Strongroom Solutions Inc., Ariett Business Solutions, Inc., AFV Holdings One, Inc., BTS Alliance, LLC, Certain Other Subsidiaries of AvidXchange, Inc., the guarantors party thereto, Sixth Street Specialty Lending, Inc., as administrative agent, collateral agent, and the lenders party thereto

10.21*	Pledge and Security Agreement, dated as of October 1, 2019, by and among the grantors identified therein and Sixth Street Specialty Lending, Inc., as collateral agent

10.22*+	Comdata MasterCard Corporate Virtual Card Agreement, dated December 23, 2020, by and among AvidXchange, Inc. and Comdata Inc.

10.23*+	Amended and Restated Engagement Letter, dated February 19, 2021, AvidXchange, Inc. and Financial Technology Partners LP and FTP Securities LLC

15.1*	Letter re Unaudited Interim Financial Information

21.1*	Subsidiaries of AvidXchange Holdings, Inc.

23.1*	Consent of PricewaterhouseCoopers LLP

23.2*	Consent of Paul Hastings LLP (included as part of Exhibit 5.1)

24.1*	Power of Attorney (included in the signature pages of this Registration Statement)

*	To be filed by amendment.
+	Portions of this exhibit (indicated by asterisks) have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv).
†	Consists of a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Charlotte, North Carolina, on              , 2021.

AvidXchange Holdings, Inc.

By:
Name: Michael Praeger
Title: Chief Executive Officer

Each person whose signature appears below constitutes and appoints Michael Praeger, Joel Wilhite, and Ryan Stahl, and each of them singly, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all (i) amendments (including post-effective amendments) and additions to this Registration Statement and (ii) additional registration statements pursuant to Rule 462 of the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Michael Praeger	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	, 2021

Joel Wilhite	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021

Matthew Harris	Director	, 2021

James Hausman	Director	, 2021

John C. Morris	Director	, 2021

Nigel Morris	Director	, 2021

Wendy Murdock	Director	, 2021